SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of November, 2014

Commission File Number: 001-12518

Banco Santander, S.A.

(Exact name of registrant as specified in its charter)

Ciudad Grupo Santander

28660 Boadilla del Monte (Madrid) Spain

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No   ☒

Banco Santander, S.A.

INCORPORATION BY REFERENCE

Items 2 and 3 of this report on Form 6-K shall be deemed to be incorporated by reference into the registration statement on Form F-3 (Registration Number: 333-185153) of Banco Santander, S.A. and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

Item

1	Press release regarding the third of quarter 2014 results, dated November 4, 2014.

2	Financial report for the third of quarter 2014 results.

3	Financial statements for the third quarter of 2014 results.

4	Analyst presentation for the third quarter of 2014 results.

Press Release

THIRD QUARTER 2014 RESULTS

Santander made a profit of EUR 4.361 billion, 32%

more than a year earlier

☐	CAPITAL. The comprehensive assessment results (AQR and stress test) carried out by the ECB and the EBA recognises the Group’s conservative approach to provisions, its geographic diversification and its customer-focused commercial and retail banking model. Santander is the international bank with the lowest adjustment in provisions and the financial institution with least capital destruction in an adverse scenario.

☐	BUSINESS. Loans amounted to EUR 749,426 million, an increase of EUR 38,000 million or 3% from the close of 2013. Deposits and mutual funds stood at at EUR 771,242 million, having grown EUR 59,000 million, or 8%, since the close of 2013. Current accounts grew by 12%, or EUR 36,000 million.

☐	EFFICIENCY. Santander has exceeded its cost reduction goal, with EUR 1,000 million of savings compared with a target of EUR 750 million for 2014. These savings should now total EUR 2,000 million in 2016, instead of the announced EUR 1,500 million.

☐	NPLs. The Group’s non-performing loan ratio fell for the third quarter in a row to 5.28%. Spain, the UK, Brazil and the U.S. registered drops in NPLs. In Spain, new corporate NPLs were down for the first time since the start of the crisis.

☐	DIVERSIFICATION. Europe contributed 52% to Group profit (the U.K. 20%, Spain 14%, Poland 6% and Germany 4%), Latin America, 39% (Brazil 20%, México 8% and Chile 6%), and the U.S., 9%.

☐	Spain: Attributable profit amounted to EUR 822 million (+124%). Net interest income increased 9% compared with the first nine months of last year, while costs fell 7%. Loans were up 1% compared with December, at EUR 160,187 million. Customer funds (deposits and mutual funds) came in at EUR 222,828 million and were up 4% year-to-date.

☐	U.K.: Attributable profit totalled EUR 1,186 million (GBP 962 million, up 43%.) Net interest income grew 19% and costs were up 3%. The process of transforming the franchise continued and loans to companies increased by 9% year-on-year, while current account balances were up 54%.

☐	Brazil: Attributable profit amounted to EUR 1,167 million (BRL 3,616 million, +2%.) Basic revenues and costs remained practically flat. Loans were up 6% and customer funds 8% year-on-year.

Comunicación Externa Ciudad Grupo Santander Edificio Arrecife Pl. 2 28660 Boadilla del Monte (Madrid) Telf.: 34 91 289 52 11 email: comunicacion@gruposantander.com	1

Madrid, November 4, 2014 - Banco Santander made an attributable profit of EUR 4.361 billion in the first nine months of the year, an increase of 32% compared with the same period of 2013. Banco Santander’s chairman, Ana Botín, said: “Profit growth in 2014 helped consolidate the earnings recovery, thanks to improving revenues, falling costs and less need for write-downs.”

Third quarter profit was EUR 1,605 million, up 10% compared with the previous quarter and the highest in three years. The Group’s three core markets (Spain, the U.K. and Brazil) all posted profit growth in the January-September period, something that had not happened since 2009.

These results do not include net capital gains from the sale of 85% of Altamira (EUR 385 million), Santander Consumer USA’s IPO (EUR 730 million) or EUR 220 million from excess provisioning of pension funds in the U.K. These capital gains have no impact on profit as they have been fully set aside to cover restructuring costs, amortisation of intangibles and other write-downs.

The improvement in earnings is the result of a 1% increase in revenues, a 2% fall in costs and a 15% fall in loan-loss provisions in the first nine months of the year. This is in a context of business growth, both in loans and customer funds, a falling non-performing loan ratio, an increase in the coverage rate and high solvency and liquidity ratios.

Grupo Santander P&L

In short, profit growth driven by higher net operating income and normalisation of loan-loss provisions

	3Q’14	Var. / 2Q’14	9M’14	Var. / 9M’13
EUR million		%		%
NII + fee income	9,910	1.4	29,006	0.8
Gross income	10,961	4.5	31,572	-1.0
Operating expenses	-5,070	3.3	-14,822	-1.8
Net operating income	5,891	5.5	16,750	-0.3
Loan-loss provisions	-2,777	5.2	-8,110	-15.2
PBT	2,556	5.0	7,140	22.9
Attributable profit	1,605	10.4	4,361	31.7

Note: Attributable profit does not include the net capital gains expected from the announced transactions of Custody (EUR 410 mill.) and Insurance (EUR 250 mill.), Both transactions are expected to be closed in 4Q’14.

Results

This quarter’s results are set against a backdrop of uneven slowdowns in Latin American economies, doubts about the Euro zone’s recovery, which led to a further ECB interest rate cut to a record low of 0.05%, and favourable growth expectations in the U.K. and the U.S., although interest rates for both the pound and the dollar continued at unprecedentedly low levels.

Comunicación Externa Ciudad Grupo Santander Edificio Arrecife Pl. 2 28660 Boadilla del Monte (Madrid) Telf.: 34 91 289 52 11 email: comunicacion@gruposantander.com	2

At the top of the P&L, net interest income increased by 2% to EUR 21,834 million, while a 22% drop in results from financial transactions, which are more volatile, generated a 1% fall in gross income, to EUR 31,572 million.

Costs were down 2%, enabling net operating income to remain stable at EUR 16,750 million. This performance of revenues and costs put the cost-to-income ratio at 46.9%, 0.4 percentage point better than a year earlier

Cost reductions were greater than expected in the 2014-2016 Efficiency and Productivity Plan, which aims o keep Group costs growing below inflation. According to the plan, costs were expected to come down by EUR 750 million this year, a goal which was achieved in September. Goals were then revised and costs are now expected to fall by EUR 1,000 million in 2014, 1,600 million in 2015 (compared with an initial expectation of EUR 1,250 million) and EUR 2,000 million in 2016, EUR 500 million more than originally planned.

Loan loss provisions, the other item that weighs most on results, amounted to EUR 8,110 million, down 15% thanks to Spain, the U.K., Brazil, Santander Consumer Finance, Chile and Portugal. The fall in provisions helped attributable profit grow 32% in the first nine months, to EUR 4,361 million. Earnings per share rose to EUR 0.37, up 19% from the same period of last year.

Emerging economies (Latin America and Poland) accounted for 45% of profit and mature markets contributed the rest. By country, the largest contribution came from the U.K. and Brazil (both 20%), followed by Spain (14%), the U.S. (9%), Mexico (8%), Chile and Poland (both 6%) and Germany (4%).

Balance sheet

Banco Santander had total assets of EUR 1.24 trillion at the end of September, an increase of 3% compared with the same month of 2013. The balance sheet is well balanced with a loan portfolio the equivalent of 112% of deposits, which gives the bank a very comfortable liquidity position. Before the crisis, the ratio was 150%.

Comunicación Externa Ciudad Grupo Santander Edificio Arrecife Pl. 2 28660 Boadilla del Monte (Madrid) Telf.: 34 91 289 52 11 email: comunicacion@gruposantander.com	3

At the end of the third quarter, the loan portfolio was EUR 749,426 million, 3% more than at the end of September 2013 and 5% higher than in December 2013. This means that Grupo Santander increased lending by EUR 38,000 million in the first nine months of this year, with a steady improvement as the year has progressed. Loans grew in eight of the Group’s ten core markets in the third quarter, compared with the previous three months, especially in Brazil (4%), while they fell in Spain and Portugal due to the seasonal effect of the summer.

In Spain, total loans stood at EUR 160,187 million, up 1% from the end of 2013. In the first nine months of this year, loans grew EUR 1,600 million. This increase was mainly due to SME funding, which increased 34%, companies, where the bank achieved 29% growth excluding commercial bills, and retail customers, where mortgages grew 73% and consumer finance 61%, compared with the same period of last year. In the first nine months of this year, the bank provided EUR 72,000 million of corporate lending through various instruments, such as loans and bonds.

One of the Group’s main priorities is to grow in the SME segment. At the end of March, the bank launched its global project Santander Advance, known as Breakthrough in the UK. It is already underway in Spain, Mexico and Portugal. It will be extended to the rest of the Group’s core markets before the end of 2015. Santander Advance provides financial products and support programmes to help SMEs grow, which include advice on training, employment and international expansion.

In the U.K., the loan portfolio was EUR 248,940 million at the end of September, an increase of 1% compared with the previous quarter and with December 2013, thanks to growth in corporate loans, which climbed 9% year-on-year to EUR 23,500 million, of which EUR 12,400 were to SMEs.

This performance has supported business diversification, reducing the weight of mortgages in the portfolio and increasing loans to companies, which already account for 12% of total lending. The bank has continued to open regional business centres, which have increased from 37 in September 2013 to 58 a year later, focused on lending to SMEs. It has also increased the number of managers with expertise in corporates.

Comunicación Externa Ciudad Grupo Santander Edificio Arrecife Pl. 2 28660 Boadilla del Monte (Madrid) Telf.: 34 91 289 52 11 email: comunicacion@gruposantander.com	4

Moving on to customer funds under management, deposits and mutual funds stood at EUR 771,242 million, an increase of 8% or EUR 59,439 million. Deposits came in at EUR 646,331 million and mutual funds at EUR 124,911 million, after posting growth in the first nine months of 6% and 20%, respectively. Nine out of ten core markets grew in terms of deposits and mutual funds this year.

Current accounts, which account for more than half of total deposits, performed well in the Group’s ten core markets. Current accounts amounted to EUR 341,671 million at the end of September, an increase of 12% compared with the end of December. In nine months the bank has captured EUR 35,987 million in current accounts, half of it in the third quarter. Current accounts represent a core product in the bank’s strategy of increasing customer linkage, as they involve most of customers’ transactions.

In Spain, total customer funds (deposits and mutual funds) totalled EUR 222,828 million at the end of September, up 4% in nine months. Deposits remained almost steady, while assets under management in mutual funds grew by 23% in nine months.

In the U.K., total deposits stood at GBP 150,900 million and grew by 2% in twelve months. The improvement is mainly the result of current account growth: balances rose by nearly GBP

10,000 million in nine months, up 36%.

The Santander Select segment, which is part of the Group’s global personal banking strategy, plays a key role in capturing customer funds. In 2013, Santander Select was introduced in Spain, U.K., Brazil, Mexico, Chile and Argentina. It was extended to Portugal and the United States this year.

The Group’s NPL ratio fell for the third quarter in a row to 5.28%. The provision coverage ratio also improved for a third consecutive quarter and reached 68%.

Comunicación Externa Ciudad Grupo Santander Edificio Arrecife Pl. 2 28660 Boadilla del Monte (Madrid) Telf.: 34 91 289 52 11 email: comunicacion@gruposantander.com	5

In Spain, the NPL ratio fell for the second quarter in a row to 7.57%. It is worth noting that new NPLs of non-real estate companies dropped in the year for the first time since 2008. They also declined in Brazil, the U.K., the U.S. and Santander Consumer Finance. The change in the trend in Brazil, where the ratio had risen slightly the two previous quarters is especially significant.

Capital

Moving on to capital ratios, Banco Santander’s computable capital stood at EUR 88,154 million at the end of September, EUR 4,200 million more than a year earlier. The bank’s capital ratio stood at 12.59%, with a core capital (CET1) ratio of 11.44%, an increase of 0.52 percentage points in the third quarter. Santander has launched three issues of contingent convertible bonds (cocos) this year, two of them in euros, worth EUR 1,500 million each, and one in dollars, for USD 1,500 million.

The results of the asset quality review (AQR), conducted by the European Central Bank (ECB), and the stress tests, carried out by the ECB in coordination with the European Banking Authority (EBA), were made public on October 26. These exercises mark the conclusion of European banks’ comprehensive assessment, a process that has been very rigorous and demanding. It was the step prior to the ECB taking on supervision of banks in the Euro zone today, November 4th.

The result of this process validates Santander’s management model and diversification strategy. The bank’s management model, based on prudent risk taking and conservative provisioning, has been endorsed in the AQR. After a thorough review process that involved 50% of risk assets, the adjustment in the Group’s provisions would amount to EUR 201 million, an insignificant amount in a balance sheet of EUR 1.1 trillion. Of these 201 million, only 51 million are provisions due to specific transaction reviews and were provisioned in the first quarter; the rest are based on extrapolations. This is the smallest adjustment among the comparable large international banks.

Santander is also the international bank that has suffered least capital destruction during the three years of the stress test, with a fall of 1.4 percentage points. In the adverse scenario, Santander would have a capital ratio of 8.95%. This is 3.5 percentage points above the required minimum of 5.5%, meaning that in this scenario Grupo Santander would exceed the required capital amount by EUR 19,500 million.

Banco Santander has a market capitalisation of around EUR 85,000 million, which makes it the leading bank in the Euro zone and tenth-largest in the world. It has 3,229,672 shareholders and 183,534 employees serving 107 million customers through 13,067 branches.

More information in www.santander.com

Comunicación Externa Ciudad Grupo Santander Edificio Arrecife Pl. 2 28660 Boadilla del Monte (Madrid) Telf.: 34 91 289 52 11 email: comunicacion@gruposantander.com	6

Preliminary note:	| |

In order to facilitate the following comparative analysis, the financial information of previous periods has been re-expressed (not audited), as set out on page 24 of this report. The changes were mainly due to taking control of Santander Consumer USA, in 2014, and the loss of control of the fund management companies in 2013, as if they had been effective in the previously presented periods.

Non recurring capital gains and provisions are shown separately as “net capital gains and provisions”.

KEY CONSOLIDATED DATA

BALANCE SHEET (EUR million)	Sep’14	Jun’14	(%)	Sep’14	Sep’13	(%)	2013

Total assets	1,240,979	1,188,043	4.5	1,240,979	1,210,198	2.5	1,134,003
Net customer loans	721,988	706,899	2.1	721,988	702,828	2.7	684,690
Customer deposits	646,331	617,761	4.6	646,331	633,433	2.0	607,836
Managed and marketed customer funds	1,020,433	982,494	3.9	1,020,433	977,778	4.4	946,210
Shareholders’ equity	88,154	87,035	1.3	88,154	83,954	5.0	84,302
Total managed and marketed funds	1,402,153	1,342,238	4.5	1,402,153	1,346,697	4.1	1,269,917

INCOME STATEMENT* (EUR million)	3Q’14	2Q’14	(%)	9M’14	9M’13	(%)	2013

Net interest income	7,471	7,370	1.4	21,834	21,489	1.6	28,419
Gross income	10,961	10,488	4.5	31,572	31,903	(1.0)	41,931
Pre-provision profit (net operating income)	5,891	5,582	5.5	16,750	16,804	(0.3)	21,773
Profit before taxes	2,556	2,435	5.0	7,140	5,808	22.9	7,637
Attributable profit to the Group	1,605	1,453	10.4	4,361	3,311	31.7	4,370

(*).- Variations w/o exchange rate

Quarterly: Net interest income: -0.2%; Gross income: +3.1%; Pre-provision profit: +4.0%; Attributable profit: +8.5%

Year-on-year: Net interest income: +8.1%; Gross income: +4.9%; Pre-provision profit: +6.6%; Attributable profit: +44.7%

EPS, PROFITABILITY AND EFFICIENCY (%)	3Q’14	2Q’14	(%)	9M’14	9M’13	(%)	2013

EPS (euro)	0.131	0.122	7.6	0.367	0.309	18.6	0.403
ROE	7.64	6.90		6.94	5.48		5.42
ROTE	11.27	10.03		10.10	7.98		7.87
ROA	0.62	0.60		0.59	0.45		0.45
RoRWA	1.37	1.28		1.28
Efficiency ratio (with amortisations)	46.25	46.78		46.95	47.33		48.07

SOLVENCY AND NPL RATIOS (%)	Sep’14	Jun’14	(%)	Sep’14	Sep’13	(%)	2013

CET1**	11.44	10.92		11.44
NPL ratio	5.28	5.45		5.28	5.40		5.61
Coverage ratio	67.5	66.7		67.5	67.1		64.9

MARKET CAPITALISATION AND SHARES (%)	Sep’14	Jun’14	(%)	Sep’14	Sep’13	(%)	2013

Shares (millions at period-end)	11,988	11,778	1.8	11,988	11,092	8.1	11,333
Share price (euros)	7.611	7.630	(0.2)	7.611	6.028	26.3	6.506
Market capitalisation (EUR million)	91,241	89,867	1.5	91,241	66,863	36.5	73,735
Book value (euro)	7.36	7.40		7.36	7.58		7.44
Price / Book value (X)	1.03	1.03		1.03	0.79		0.87
P/E ratio (X)	15.55	16.20		15.55	14.61		16.13

OTHER DATA (%)	Sep’14	Jun’14	(%)	Sep’14	Sep’13	(%)	2013

Number of shareholders	3,229,672	3,279,897	(1.5)	3,229,672	3,281,450	(1.6)	3,299,026
Number of employees	183,534	183,648	(0.1)	183,534	188,265	(2.5)	186,540
Number of branches	13,067	13,225	(1.2)	13,067	14,561	(10.3)	13,927

(**)	Including impact from the Alternative Standard Approach (ASA) model of Brazil’s operational risk, approved by BACEN (0.29 p.p.) but pending authorisation from the regulator on the consolidated Group.

Note:	The financial information in this report has not been audited, but it was approved by the Board of Directors at its meeting on October, 23 2014, following a favourable report from the Audit Committee on October, 20 2014. The Audit Committee verified that the information for 2014 was based on the same principles and practices as those used to draw up the annual financial statements.

JANUARY - SEPTEMBER

Santander

2014 January - September

FINANCIAL REPORT

Santander

a bank for your ideas

FINANCIAL REPORT

3 **Key consolidated data**

4 **Highlights of the period**

6 **General background**

7 **Consolidated financial report**
- 7 Income statement
- 11 Balance sheet

18 **ECB Comprehensive assessment (AQR / Stress Test)**

20 **Risk management**

23 **The Santander share**

24 **Information by principal segments**
- 26 Continental Europe
- 37 United Kingdom
- 40 Latin America
- 52 United States
- 55 Corporate Activities

57 **Information by secondary segments**
- 57 Retail Banking
- 59 Global Wholesale Banking
- 61 Private Banking, Asset Management and Insurance

63 **Corporate Governance**

64 **Significant events in the quarter and subsequent ones**

65 **Corporate social responsibility**

At Banco Santander, we take advantage of new communication technologies and the social networks to improve dialogue with our stakeholders.

Preliminary note:

In order to facilitate the following comparative analysis, the financial information of previous periods has been re-expressed (not audited), as set out on page 24 of this report. The changes were mainly due to taking control of Santander Consumer USA, in 2014, and the loss of control of the fund management companies in 2013, as if they had been effective in the previously presented periods.

Non recurring capital gains and provisions are shown separately as “net capital gains and provisions”.

KEY CONSOLIDATED DATA

BALANCE SHEET (EUR million)	Sep’14	Jun’14	(%)	Sep’14	Sep’13	(%)	2013

Total assets	1,240,979	1,188,043	4.5	1,240,979	1,210,198	2.5	1,134,003
Net customer loans	721,988	706,899	2.1	721,988	702,828	2.7	684,690
Customer deposits	646,331	617,761	4.6	646,331	633,433	2.0	607,836
Managed and marketed customer funds	1,020,433	982,494	3.9	1,020,433	977,778	4.4	946,210
Shareholders’ equity	88,154	87,035	1.3	88,154	83,954	5.0	84,302

Total managed and marketed funds	1,402,153	1,342,238	4.5	1,402,153	1,346,697	4.1	1,269,917

INCOME STATEMENT* (EUR million)	3Q’14	2Q’14	(%)	9M’14	9M’13	(%)	2013

Net interest income	7,471	7,370	1.4	21,834	21,489	1.6	28,419
Gross income	10,961	10,488	4.5	31,572	31,903	(1.0)	41,931
Pre-provision profit (net operating income)	5,891	5,582	5.5	16,750	16,804	(0.3)	21,773
Profit before taxes	2,556	2,435	5.0	7,140	5,808	22.9	7,637
Attributable profit to the Group	1,605	1,453	10.4	4,361	3,311	31.7	4,370

(*).- Variations w/o exchange rate

Quarterly: Net interest income: -0.2%; Gross income: +3.1%; Pre-provision profit: +4.0%; Attributable profit: +8.5%

Year-on-year: Net interest income: +8.1%; Gross income: +4.9%; Pre-provision profit: +6.6%; Attributable profit: +44.7%

EPS, PROFITABILITY AND EFFICIENCY (%)	3Q’14	2Q’14	(%)	9M’14	9M’13	(%)	2013

EPS (euro)	0.131	0.122	7.6	0.367	0.309	18.6	0.403
ROE	7.64	6.90		6.94	5.48		5.42
ROTE	11.27	10.03		10.10	7.98		7.87
ROA	0.62	0.60		0.59	0.45		0.45
RoRWA	1.37	1.28		1.28
Efficiency ratio (with amortisations)	46.25	46.78		46.95	47.33		48.07

SOLVENCY AND NPL RATIOS (%)	Sep’14	Jun’14	(%)	Sep’14	Sep’13	(%)	2013

CET1**	11.44	10.92		11.44
NPL ratio	5.28	5.45		5.28	5.40		5.61
Coverage ratio	67.5	66.7		67.5	67.1		64.9

MARKET CAPITALISATION AND SHARES (%)	Sep’14	Jun’14	(%)	Sep’14	Sep’13	(%)	2013

Shares (millions at period-end)	11,988	11,778	1.8	11,988	11,092	8.1	11,333
Share price (euros)	7.611	7.630	(0.2)	7.611	6.028	26.3	6.506
Market capitalisation (EUR million)	91,241	89,867	1.5	91,241	66,863	36.5	73,735
Book value (euro)	7.36	7.40		7.36	7.58		7.44
Price / Book value (X)	1.03	1.03		1.03	0.79		0.87
P/E ratio (X)	15.55	16.20		15.55	14.61		16.13

OTHER DATA (%)	Sep’14	Jun’14	(%)	Sep’14	Sep’13	(%)	2013

Number of shareholders	3,229,672	3,279,897	(1.5)	3,229,672	3,281,450	(1.6)	3,299,026
Number of employees	183,534	183,648	(0.1)	183,534	188,265	(2.5)	186,540
Number of branches	13,067	13,225	(1.2)	13,067	14,561	(10.3)	13,927

(**)	Including impact from the Alternative Standard Approach (ASA) model of Brazil’s operational risk, approved by BACEN (0.29 p.p.) but pending authorisation from the regulator on the consolidated Group.

Note:	The financial information in this report has not been audited, but it was approved by the Board of Directors at its meeting on October, 23 2014, following a favourable report from the Audit Committee on October, 20 2014. The Audit Committee verified that the information for 2014 was based on the same principles and practices as those used to draw up the annual financial statements.

JANUARY - SEPTEMBER

4 | FINANCIAL REPORT 2014 | HIGHLIGHTS OF THE PERIOD

•	Income statement: (more detail on pages 7 - 10)

•	The third quarter attributable profit of EUR 1,605 million was the highest of the last 10 quarters.

•	Profit was 10.4% higher than the second quarter’s, fuelled by higher gross income.

•	The attributable profit for the first nine months of 2014 was EUR 4,361 million, up 31.7% year-on-year. Excluding the exchange rate impact, the increase was 44.7%, as follows:

•	Gross income rose 4.9% and its quality improved, as 92% came from net interest income and net fee income (+8.1% and +4.4%, respectively).

•	Operating expenses reflected the synergies of integrations and implementing productivity and efficiency plans, which are being rolled out ahead of schedule. Of note were Spain and Brazil.

•	Loan-loss provisions were 10.0% lower, with notable falls in Brazil, Spain, UK and Portugal. As a result, the Group’s cost of credit improved from 1.89% in the first nine months of 2013 to 1.52% a year later.

•	In the year-to-date, the Group recorded various capital gains and provisions considered as non-recurring. To facilitate the comparisons of the various P&L lines with previous periods, all these operations have been incorporated into “Net capital gains and provisions”. Their net amount is zero and so there is no impact on the attributable profit for the first nine months.

•	Strong balance sheet: (more detail on pages 11 - 17)

•	The Common Equity Tier 1 (CET1) ratio phase-in was 11.44% at the end of September (+52 b.p. in the quarter) and the total capital ratio 12.59%, well above the minimum requirement of 8%. The leverage ratio (equity / assets according to CRD IV) was 4.5%.

•	The Group’s liquidity ratio (net loan-to-deposit ratio) improved to 112% at the end of September. Spain’s ratio was 85%.

•	Volumes reflect the different moment of the countries’ macroeconomic environment and the Group’s various strategies by segments, products and countries. In general they show:

•	Rise in the quarter, on a like-for-like basis, in lending in eight of our 10 core markets, and in those where there was no growth this was mainly due to summer’s seasonal factors. Of note was growth in Brazil and Poland.

•	Funds also increased in general terms, while the focus remained on continuing to reduce the funding cost. Of note were Poland, Chile and Portugal.

•	The Group’s NPL ratio stood at 5.28% and coverage 68%. Both improved for the third quarter running as a result of the good performance of NPL entries, which were 54% lower year-on-year than in the first nine months of 2013.

•	AQR and Stress test: (more detail on pages 18 - 19)

•	The test results underscored the Group strengths and better performance than our peers.

•	AQR has a marginal impact on the Group’s CET1 (4 b.p.), reflecting the correct classification and valuation of assets, as well as the adequate level of provisions for risks.

•	In the baseline scenario, Santander increases its CET1 by 1.6%, to 12%, underscoring its capacity to generate capital.

•	In the adverse scenario, CET1 is 1.4% lower, showing the capacity of our business model to withstand adverse market situations. CET1 2016 is 9%, with a EUR 19,456 million surplus over the minimum required.

•	Commercial strategy: (more detail on page 57)

•	The ongoing programme to transform Retail Banking was begun in 2013. The main initiatives have been:

•	Launch of Santander Advance: this is an innovative value proposal to support the growth of SMEs. After the launch in Spain and Mexico, it is being rolled out in the UK and Portugal this year and in the rest of countries in 2015. Since its launch in Spain in April, new lending and the capturing of clients has grown, while more than 5,000 SMEs and micro companies took part in non-financial activities.

•	Launch of Santander Trade Club, enabling exporters and importers to get to know one another, interact and be connected in order to generate new international business opportunities. The Pasaporte service was also launched.

•	Santander Select established in all countries: our global model for the mass affluent segment is already available to customers in 11 countries.

JANUARY - SEPTEMBER

HIGHLIGHTS OF THE PERIOD | FINANCIAL REPORT 2014 | 5

•	The Santander share: (more detail on page 23)

•	The share price at the end of September was EUR 7.611 (+17.0% in 2014 and +26.3% y-o-y). The total shareholders’ return, including the dividend remuneration, rose 37.6% in the last 12 months.

•	In August, and under the Santander Dividendo Elección programme (scrip dividend), shareholders were able to opt to receive in cash or in shares the amount equivalent to the first dividend for 2014 (EUR 0.152 per share). The second option was chosen by 87.4% of the share capital.

•	In the last part of October, shareholders were able to opt to receive the amount equivalent to the second dividend for 2014 (EUR 0.151) in cash or shares.

•	Business areas: (more detail on pages 24 - 62)

•	Continental Europe: attributable profit of EUR 472 million in the third quarter, maintaining the trend of cutting costs and lowering provisions and affected by the seasonal impact on gross income, reduced trading gains and dividends from wholesale business. Profit of EUR 1,434 million in the first nine months, 72.1% more year-on-year due to a 4.3% rise in commercial revenues and a reduction of 2.7% in costs and 19.1% in provisions.

•	United Kingdom: attributable profit of £326 million in the third quarter, virtually unchanged from the second quarter. Net interest income continued to improve for the seventh quarter running, and costs and provisions were basically flat. The first nine months’ profit was £962 million (EUR 1,186 million), 42.5% more than in the same period of 2013 due to net interest income (+19.2%), the good management of costs (+3.5%) and lower provisions (-35.3%).

•	Latin America: third quarter attributable profit of EUR 786 million, 3.1% less than the second quarter (excluding the forex impact). Gross income rose 2.4%, which was absorbed by the increase in costs (+4.7%, partly due to salary agreements), and provisions (+3.1%). Profit for the first nine months was EUR 2,298 million (+4.0% y-o-y), improving the trend of previous quarters.

•	United States: third quarter attributable profit of $259 million, 5.0% less than the second quarter. SCUSA’s new lending grew strongly and Santander Bank repositioned its balance sheet, reflected in the area as a whole in a moderate rise in gross income and higher provisions at SCUSA, partly linked to its increased new lending. Profit for the first nine months was $747 million (-12.9% y-o-y). Its evolution was similar to that for the third quarter.

•	Other significant events: (more detail on page 64)

•	During the third quarter and the time elapsed until the release of this report, some significant events have occured and they are detailed on page 64, with a possible impact on the Group’s activity and business:

JANUARY - SEPTEMBER

6 | FINANCIAL REPORT 2014 | GENERAL BACKGROUND

General Background

Grupo Santander conducted its business in the third quarter in a varied economic environment, both among developed economies, with the euro zone lagging behind the United States and the United Kingdom, as well among emerging markets. This was due to the different degrees of soundness of each country’s macroeconomic fundamentals and their sensitivity to the international environment.

The US economy continued its recovery in the third quarter (+3.5% quarter-on-quarter annualised; +4.6% in the second quarter) was backed by all components, correcting the distortion at the start of the year (-2.1%). Strong job creation in the third quarter point to a solid second half of the year. With inflation below 2%, the Federal Reserve continued to reduce asset purchases at unchanged interest rates.

Latin America’s slowdown varied from country to country, reflecting an international environment affected by the normalization of the Fed’s monetary policy and lower Chinese growth.

Brazil continued to reduce its activity in the second quarter (-0.6% quarter-on-quarter) and in all sectors. Only exports and private consumption grew in a labour market with very low unemployment rates (4.9% in September). The benchmark Selic rate rose 25 b.p. in October to 11.25%, an increase of 125 b.p. this year (+400 b.p. since the beginning of 2013) in order to contain inflation which was 6.8% in September. The currency depreciated against the euro and the dollar in the quarter, but continued to appreciate against the euro since the start of the year.

The Mexican economy grew 1% in the second quarter over the first quarter (+0.4% in the first quarter) due to external demand and the US recovery. With inflation expectations on target, the central bank held its expansive monetary policy with the benchmark interest rate stable at 3% in the quarter after a cut of 50 b.p. in June. The peso depreciated against the dollar to its levels at the beginning of the year, and continued to appreciate against the euro.

The Chilean economy slowed down in the second quarter (+0.2% quarter-on-quarter; +0.6% in the first quarter) due to reduced domestic demand, particularly investment. With medium-term inflation expectations anchored at 3%, the central bank cut its benchmark rate by 100 b.p. in the quarter (150 b.p. so far this year) to 3% in October. The peso depreciated against the dollar and remained stable against the euro.

The euro zone was stagnant in the second quarter (0.0% as against +0.2% in the first quarter). Significant temporary factors (Germany)

and persistent weaknesses in the other big economies (France, Italy) offset Spain’s growth and that of some small countries. Geopolitical tensions also intensified in the third quarter, with the consequent decline in confidence and impact on activity.

The greater uncertainty means a further deterioration of inflation expectations, which remains at very low levels (0.3% in September). The European Central Bank applied further stimulus measures to those launched in June: the benchmark rate was cut to 0.05% in September and a programme to purchase private sector assets launched as of October. These factors depreciated the euro to 2012 average levels.

Germany, whose economy decelerated in the second quarter (-0.2% quarter-on-quarter; +0.7% in the first quarter) because of temporary factors (construction, investment in equipment) maintains intact its growth fundamentals.

Spain’s recovery continued in the third quarter, according to the first official estimate, with quarter-on-quarter growth of 0.5% in the third quarter (+0.6% in the second quarter). Greater contribution of domestic demand, particularly private consumption and capital goods and construction almost touching bottom. Also good performance of the labour market, as jobs are being created and the unemployment rate is inching down, although it is still very high. The improved domestic demand is limiting the impact of the euro zone slowdown on the country’s GDP.

Portugal recovered in the second quarter the fall suffered at the start of the year (+0.6% over the first quarter after -0.6% in the first quarter). All components are doing better, particularly exports.

In the UK, the GDP continued to grow at a fast pace in the third quarter (0.7% quarter-on-quarter), slightly below that of the second quarter. With no pressure from salaries and prices, the Bank of England maintains a downward message which is leading the market to delay its expectations of interest rates hikes.

Activity in Poland continued to grow at a fast pace in the second quarter, although less than in the first quarter (+0.6% in the second quarter, +1.1% in the first). The leading indicators point to some weakness due to the slowdown in the euro zone and geopolitical uncertainty in neighbouring countries. With negative inflation (-0.3% in August) and the zloty relatively stable against the euro, the central bank reduced its benchmark rate by 50 b.p. in October to 2.0%.

■ EXCHANGE RATES: PARITY 1 EURO / CURRENCY PARITY

	Average (income statement)		Period-end (balance sheet)
	9M’14	9M’13	30.09.14	31.12.13	30.09.13
US $	1.354	1.317	1.258	1.379	1.351
Pound sterling	0.812	0.852	0.777	0.834	0.836
Brazilian real	3.099	2.779	3.082	3.258	3.041
Mexican peso	17.766	16.678	16.998	18.073	17.846
Chilean peso	759.987	642.322	755.823	724.579	682.880
Argentine peso	10.787	6.934	10.672	8.990	7.823
Polish zloty	4.175	4.200	4.178	4.154	4.229

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CONSOLIDATED FINANCIAL REPORT | FINANCIAL REPORT 2014 | 7

■ GROUP SANTANDER. INCOME STATEMENT

•	Third quarter attributable profit of EUR 1,605 million, the highest in the last 10 quarters.

•	It was 10.4% more than the second quarter, fuelled by higher gross income.

•	The profit for the first nine months was 31.7% higher year-on-year, at EUR 4,361 million. Excluding the fx impact, profit rose 44.7%, as follows:

•	Gross income increased 4.9% and is of better quality (92% comes from net interest income and fee income, +8.1% and +4.4%, respectively).

•	Operating expenses reflect the synergies of integrations and implementing productivity and efficiency plans, which are ahead of schedule. Of note were Spain and Brazil.

•	Loan-loss provisions were 10.0% lower. Noteworthy falls in Brazil, Spain, the UK and Portugal. The cost of credit improved from 1.89% in the first nine months of 2013 to 1.52% a year later.

Attributable profit in the third quarter of EUR 1,605 million was the highest of the last 10 quarters. It was 52.1% higher than the third quarter of 2013 and 10.4% more than the second quarter of 2014.

The latter improvement was due to growth in gross income, which offset higher operating expenses and loan-loss provisions.

Exchange rates had a positive impact on revenues and costs of one percentage point at Group level, due to the euro’s depreciation.

In order to better analyse the Group’s performance in the third quarter, the changes set out below do not include the impact of exchange rates:

Gross income increased 3.1%, as follows:

•	Net interest income was stable (-0.2%). The units that grew the most were Spain, the UK, Mexico and Argentina. Decline in Brazil (change of mix to low risk products) and Chile (reduced revenues from the inflation-indexed portfolio).

•	Fee income was also unchanged (+0.2%), affected by seasonal factors in Europe, as well as by regulatory impacts in some units.

■ INCOME STATEMENT (EUR million)

			Variation				Variation
	3Q’14	2Q’14%		% w/o FX	9M’14	9M’13%		% w/o FX
Net interest income	7,471	7,370	1.4	(0.2)	21,834	21,489	1.6	8.1
Net fees	2,439	2,403	1.5	0.2	7,172	7,277	(1.5)	4.4
Gains (losses) on financial transactions	952	511	86.2	85.6	2,229	2,842	(21.6)	(18.8)
Other operating income	99	204	(51.4)	(52.2)	337	294	14.8	16.7
Dividends	72	220	(67.3)	(67.8)	323	276	17.0	19.4
Income from equity-accounted method	72	42	70.2	69.0	180	204	(11.9)	(1.4)
Other operating income/expenses	(45)	(58)	(22.9)	(24.0)	(166)	(186)	(11.1)	1.0
Gross income	10,961	10,488	4.5	3.1	31,572	31,903	(1.0)	4.9
Operating expenses	(5,070)	(4,906)	3.3	2.0	(14,822)	(15,098)	(1.8)	3.0
General administrative expenses	(4,509)	(4,360)	3.4	2.1	(13,125)	(13,363)	(1.8)	3.1
Personnel	(2,572)	(2,515)	2.3	0.9	(7,543)	(7,716)	(2.3)	2.4
Other general administrative expenses	(1,937)	(1,844)	5.0	3.7	(5,583)	(5,646)	(1.1)	4.1
Depreciation and amortisation	(560)	(546)	2.6	1.2	(1,697)	(1,735)	(2.2)	1.9
Net operating income	5,891	5,582	5.5	4.0	16,750	16,804	(0.3)	6.6
Net loan-loss provisions	(2,777)	(2,638)	5.2	3.7	(8,110)	(9,566)	(15.2)	(10.0)
Impairment losses on other assets	(67)	(71)	(4.8)	(4.9)	(225)	(378)	(40.6)	(40.3)
Other income	(491)	(438)	12.2	11.2	(1,275)	(1,052)	21.2	25.7
Ordinary profit before taxes	2,556	2,435	5.0	3.2	7,140	5,808	22.9	34.5
Tax on profit	(649)	(664)	(2.3)	(3.9)	(1,882)	(1,548)	21.5	32.6
Ordinary profit from continuing operations	1,908	1,771	7.7	5.9	5,258	4,260	23.4	35.2
Net profit from discontinued operations	(7)	(0)	—	—	(7)	(14)	(52.8)	(55.0)
Ordinary consolidated profit	1,901	1,771	7.3	5.5	5,252	4,246	23.7	35.6
Minority interests	296	318	(6.9)	(8.3)	891	935	(4.8)	3.5
Ordinary attributable profit to the Group	1,605	1,453	10.4	8.5	4,361	3,311	31.7	44.7
Net capital gains and provisions	—	—	—	—	—	—	—	—
Attributable profit to the Group	1,605	1,453	10.4	8.5	4,361	3,311	31.7	44.7

EPS (euros)	0.131	0.122	7.6		0.367	0.309	18.6
Diluted EPS (euros)	0.131	0.122	7.7		0.366	0.308	19.0

Pro memoria:
Average total assets	1,217,552	1,179,715	3.2		1,185,361	1,250,065	(5.2)
Average shareholders’ equity	84,052	84,224	(0.2)		83,834	80,577	4.0

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8 | FINANCIAL REPORT 2014 | CONSOLIDATED FINANCIAL REPORT

■ QUARTERLY INCOME STATEMENT (EUR million)

	1Q’13	2Q’13	3Q’13	4Q’13	1Q’14	2Q’14	3Q’14
Net interest income	7,206	7,339	6,944	6,930	6,992	7,370	7,471
Net fees	2,484	2,494	2,300	2,345	2,331	2,403	2,439
Gains (losses) on financial transactions	967	880	995	653	767	511	952
Other operating income	66	134	94	100	34	204	99
Dividends	59	145	72	102	31	220	72
Income from equity-accounted method	66	58	80	79	65	42	72
Other operating income/expenses	(59)	(69)	(58)	(81)	(63)	(58)	(45)
Gross income	10,722	10,847	10,333	10,029	10,124	10,488	10,961
Operating expenses	(5,068)	(5,088)	(4,943)	(5,060)	(4,847)	(4,906)	(5,070)
General administrative expenses	(4,497)	(4,485)	(4,381)	(4,395)	(4,256)	(4,360)	(4,509)
Personnel	(2,631)	(2,606)	(2,478)	(2,559)	(2,455)	(2,515)	(2,572)
Other general administrative expenses	(1,865)	(1,879)	(1,902)	(1,836)	(1,801)	(1,844)	(1,937)
Depreciation and amortisation	(571)	(602)	(562)	(665)	(590)	(546)	(560)
Net operating income	5,655	5,760	5,390	4,968	5,277	5,582	5,891
Net loan-loss provisions	(3,142)	(3,399)	(3,025)	(2,774)	(2,695)	(2,638)	(2,777)
Impairment losses on other assets	(110)	(126)	(141)	(146)	(87)	(71)	(67)
Other income	(262)	(422)	(368)	(220)	(347)	(438)	(491)
Ordinary profit before taxes	2,141	1,812	1,856	1,828	2,149	2,435	2,556
Tax on profit	(577)	(453)	(518)	(526)	(569)	(664)	(649)
Ordinary profit from continuing operations	1,564	1,359	1,338	1,302	1,579	1,771	1,908
Net profit from discontinued operations	—	(14)	(0)	(1)	(0)	(0)	(7)
Ordinary consolidated profit	1,564	1,345	1,337	1,301	1,579	1,771	1,901
Minority interests	359	294	282	242	277	318	296
Ordinary attributable profit to the Group	1,205	1,050	1,055	1,060	1,303	1,453	1,605
Net capital gains and provisions	—	—	—	—	—	—
Attributable profit to the Group	1,205	1,050	1,055	1,060	1,303	1,453	1,605

EPS (euros)	0.116	0.098	0.096	0.094	0.113	0.122	0.131
Diluted EPS (euros)	0.115	0.098	0.095	0.094	0.113	0.122	0.131

•	In other revenues, dividends were lower than in the second quarter (seasonally high), while trading gains increased strongly compared to a low level in the second quarter and management of interest rate and exchange rate risk.

Operating expenses fell again in Spain and Poland and increased in Brazil, Argentina, Chile and the US. In the first two cases this was linked to salary agreements and contracts indexed to inflation or exchange rates, in the third case it was due to amortisations and in the US to regulatory requirements.

Loan loss provisions increased 3.7% due to Latin America, the US and Santander Consumer Finance. They declined in Spain for the fifth consecutive quarter and remained stable in the UK.

As a result, net operating income after provisions was 4.2% higher and attributable profit 8.5%.

Profit for the first nine months was 31.7% higher year-on-year at EUR 4,361 million (+44.7% excluding the forex impact).

To facilitate the comparisons of the various P&L lines with previous periods, non-recurring capital gains and provisions have been incorporated into “Net capital gains and provisions”.

The capital gains correspond to Altamira (EUR 385 million net), the stock market placement of SCUSA (EUR 730 million net) and the change in pension entitlements in the UK (EUR 220 million). A fund of EUR 744 million was established for restructuring costs, impairment of intangible assets amounted to EUR 512 million and other provisions were EUR 79 million. The impact on profit was zero.

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CONSOLIDATED FINANCIAL REPORT | FINANCIAL REPORT 2014 | 9

The exchange rate variations of the various currencies against the euro had a negative impact on gross income and operating expenses in year-on-year terms of between 5 and 6 p.p. for the whole Group. The impact on the UK was positive (+5 p.p.) and negative for the US (-3 p.p.); Mexico (-6 p.p.); Brazil (-10 p.p.) Chile (-17 p.p.); and Argentina (-50 p.p.).

The performance of the income statement and comparisons with the first nine months of 2013 excluding the exchange rate impact was as follows.

Gross income was EUR 31,572 million, 4.9% higher year-on-year. By components:

•	Net interest income amounted to EUR 21,834 million (+8.1%), with a good performance by all units except for Brazil which declined 2.9% because of lower spreads from the change of mix. This fall was offset by the improved cost of credit, enabling net operating income after provisions to rise 13.8%.

Volumes continued to grow in Latin America, combined with the moderately positive effect of the better evolution of units in mature markets since the beginning of the year. As regards spreads, positive impact of the strategy of reducing the cost of funds, particularly in Europe and the US. Spreads on loans performed better in mature countries, as in Latin America there is a change of mix toward lower risk products.

•	Net fee income was 4.4% higher at EUR 7,172 million, with a better performance of those from advisory and consulting services to entities (+50.7%), securities and custody (+21.0%) and mutual funds (+11.7%), while those from claiming past-due debt were 20.6% lower.

•	The aggregate of net interest income and fee income increased 7.2% and represented 92% of the Group’s gross income (90% in the first nine months of 2013).

•	Other revenues: trading gains dropped 18.8%; dividend income increased 19.4%, income by the equity accounted method dropped 1.4% and other operating income, including the contribution to the deposit guarantee fund, was EUR 166 million negative.

Operating expenses increased 3.0%, with a varied performance by unit divided into three blocks:

■ NET FEE INCOME

    EUR million

	3Q’14	Var (%) s/2Q’14	9M’14	Var (%) s/9M’13
Fees from services	1,484	4.1	4,303	(2.4)
Mutual & pension funds	238	10.2	667	4.6
Securities and custody	177	(17.5)	577	16.4
Insurance	539	(1.3)	1,625	(6.3)
Net fee income	2,439	1.5	7,172	(1.5)

■ OPERATING EXPENSES

    EUR million

	3Q’14	Var (%) s/2Q’14	9M’14	Var (%) s/9M’13
Personnel expenses	2,572	2.3	7,543	(2.3)
General expenses	1,937	5.0	5,583	(1.1)
Information technology	236	17.6	680	(8.3)
Communications	121	(11.4)	381	(20.0)
Advertising	153	(13.2)	454	3.2
Buildings and premises	451	2.0	1,341	(2.4)
Printed and office material	41	14.6	113	(9.1)
Taxes (other than profit tax)	117	1.6	341	1.4
Other expenses	818	10.9	2,272	5.6
Personnel and general expenses	4,509	3.4	13,125	(1.8)
Depreciation and amortisation	560	2.6	1,697	(2.2)

Total operating expenses	5,070	3.3	14,822	(1.8)

OPERATING MEANS

	Employees		Branches
	9M’14	9M’13	9M’14	9M’13
Continental Europe	55,781	59,317	5,616	6,701
o/w: Spain	25,136	28,138	3,611	4,573
Portugal	5,515	5,600	620	647
Poland	11,894	12,499	803	836
SCF	12,254	11,869	572	635
United Kingdom	25,305	25,419	950	1,191
Latin America	84,050	85,968	5,689	5,848
o/w: Brazil	46,621	50,322	3,427	3,661
Mexico	15,889	14,441	1,299	1,229
Chile	12,093	12,211	476	488
USA	15,795	15,048	812	821
Operating areas	180,931	185,752	13,067	14,561
Corporate Activities	2,603	2,513

Total Group	183,534	188,265	13,067	14,561

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10 | FINANCIAL REPORT 2014 | CONSOLIDATED FINANCIAL REPORT

•	A first block with units in processes of integration (Spain and Poland) or adjusting structures (Portugal). Their costs were stable or declined in nominal terms. Brazil’s expenses rose well below the country’s inflation rate (-5% in real terms), underscoring the effort of the plans to improve efficiency.

•	A second block in which the UK is combining investment in its business transformation plan with efficiency improvement. The costs of Santander Consumer Finance and Chile rose in line with inflation.

•	Lastly, Mexico and Argentina’s costs rose because of expansion plans or business capacity improvements. Also the US (+8.5%) where Santander Bank’s franchise is being improved, and adapting to regulatory requirements.

Net operating income (pre-provision profit) was 6.6% higher at EUR 16,750 million.

■ NET LOAN-LOSS PROVISIONS (EUR million)

	3Q’14	Var (%) s/2Q’14	9M’14	Var (%) s/9M’13
Non performing loans	3,076	13.6	9,069	(18.1)
Country-risk	0	—	(4)	—
Recovery of written-off assets	(300)	350.1	(956)	(36.5)

Total	2,777	5.2	8,110	(15.2)

Loan-loss provisions were EUR 8,110 million, 10.0% lower than the first nine months of 2013. Reduced provisions in Brazil, UK, Spain, Portugal, SCF and Chile and higher in Mexico, partly due to larger volumes, and above all in the US, partly due to the greater provisions linked to SCUSA’s higher growth in new lending and the larger volumes on average over 2013.

Net operating income after provisions rose 29.0% year-on-year to EUR 8,640 million and is on an upward trend during the year.

Other asset impairment losses and other results were EUR 1,500 million negative (EUR 1,391 million in the first nine months of 2013).

Profit before tax was EUR 7,140 million and attributable profit EUR 4,361 million.

Earnings per share were EUR 0.37, up from EUR 0.31 in the first nine months of 2013, affected by the rise in the number of shares associated with the scrip dividend, as this option was well received.

The Group’s ROE was 6.9% and return on tangible equity (ROTE, attributable profit/shareholders’ equity less goodwill) 10.1%. In both cases, the figures were better than for the whole of 2013 (5.4% and 7.9%, respectively).

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CONSOLIDATED FINANCIAL REPORT | FINANCIAL REPORT 2014 | 11

■ BALANCE SHEET (EUR million)

	30.09.14	30.09.13	Variation Amount	(%)	31.12.13
ASSETS
Cash on hand and deposits at central banks	76,478	88,099	(11,621)	(13.2)	77,103
Trading portfolio	142,840	153,312	(10,472)	(6.8)	115,309
Debt securities	58,325	43,179	15,147	35.1	40,841
Customer loans	524	9,998	(9,474)	(94.8)	5,079
Equities	9,770	6,080	3,690	60.7	4,967
Trading derivatives	71,533	79,689	(8,156)	(10.2)	58,920
Deposits from credit institutions	2,688	14,367	(11,680)	(81.3)	5,503
Other financial assets at fair value	35,925	38,660	(2,735)	(7.1)	31,441
Customer loans	10,266	11,878	(1,612)	(13.6)	13,255
Other (deposits at credit institutions, debt securities and equities)	25,659	26,782	(1,123)	(4.2)	18,185
Available-for-sale financial assets	99,226	93,346	5,880	6.3	83,799
Debt securities	94,333	88,929	5,404	6.1	79,844
Equities	4,893	4,417	476	10.8	3,955
Loans	784,406	743,030	41,376	5.6	731,420
Deposits at credit institutions	65,372	54,167	11,205	20.7	57,178
Customer loans	711,198	680,952	30,246	4.4	666,356
Debt securities	7,836	7,911	(75)	(0.9)	7,886
Investments	3,619	2,879	740	25.7	3,377
Intangible assets and property and equipment	21,431	17,784	3,647	20.5	18,137
Goodwill	27,364	24,732	2,633	10.6	24,263
Other	49,689	48,356	1,333	2.8	49,154

Total assets	1,240,979	1,210,198	30,781	2.5	1,134,003

LIABILITIES AND SHAREHOLDER’S EQUITY
Trading portfolio	107,225	128,994	(21,769)	(16.9)	94,695
Customer deposits	9,101	15,085	(5,984)	(39.7)	8,500
Marketable debt securities	197	1	197	—	1
Trading derivatives	71,858	79,827	(7,969)	(10.0)	58,910
Other	26,068	34,081	(8,013)	(23.5)	27,285
Other financial liabilities at fair value	62,969	48,996	13,973	28.5	42,311
Customer deposits	35,247	28,633	6,614	23.1	26,484
Marketable debt securities	4,048	6,475	(2,426)	(37.5)	4,086
Due to central banks and credit institutions	23,674	13,889	9,785	70.5	11,741
Financial liabilities at amortized cost	939,586	913,433	26,154	2.9	880,115
Due to central banks and credit institutions	106,229	104,755	1,474	1.4	92,390
Customer deposits	601,983	589,716	12,267	2.1	572,853
Marketable debt securities	191,349	186,070	5,279	2.8	182,234
Subordinated debt	17,334	15,300	2,034	13.3	16,139
Other financial liabilities	22,692	17,592	5,100	29.0	16,499
Insurance liabilities	1,671	1,324	348	26.3	1,430
Provisions	14,475	14,671	(196)	(1.3)	14,485
Other liability accounts	26,769	20,496	6,273	30.6	20,409

Total liabilities	1,152,695	1,127,914	24,781	2.2	1,053,444

Shareholders’ equity	88,154	83,954	4,200	5.0	84,740
Capital stock	5,994	5,546	448	8.1	5,667
Reserves	78,025	75,320	2,705	3.6	75,109
Attributable profit to the Group	4,361	3,311	1,050	31.7	4,370
Less: dividends	(226)	(223)	(3)	1.4	(406)
Equity adjustments by valuation	(10,567)	(12,133)	1,565	(12.9)	(14,152)
Minority interests	10,697	10,463	234	2.2	9,972

Total equity	88,284	82,284	6,000	7.3	80,559

Total liabilities and equity	1,240,979	1,210,198	30,781	2.5	1,134,003

JANUARY - SEPTEMBER

12 | FINANCIAL REPORT 2014 | CONSOLIDATED FINANCIAL REPORT

■ GRUPO SANTANDER. BALANCE SHEET

•	Both lending and funds grew in the third quarter.

•	Lending rose on a like-for-like basis in eight of the 10 core markets. It did not do so in Spain and Portugal due to the seasonal impact of summer.

•	Also widespread increase in funds while the focus remains on cutting funding costs.

•	The Group’s net loan-to-deposit ratio improved by two percentage points in the quarter to 112%.

•	Compared to September 2013 and in constant currency:

•	Lending rose 2% and in all countries except Spain and Portugal.

•	Funds increased 4%. Of note were Poland and Latin American countries.

•	Common equity Tier 1 (CET1) was 11.44% at the end of September, 52 b.p. more than in June. The total capital ratio was 12.59%.

•	The leverage ratio (CRD IV) remained at 4.5%.

Total managed and marketed funds at the end of September amounted to EUR 1,402,153 million, of which EUR 1,240,979 million (89%) were on-balance sheet and the rest mutual and pension funds and managed portfolios.

At the aggregate level of the whole Group, and regarding the evolution of customer balances, the change in exchange rates of the main currencies in which the Group operates, had a positive impact of two percentage points. In some units the impact was very significant.

Currency appreciations against the euro over June 2014 were as follows: 9% for the dollar, 4% for the Mexican and Argentine peso and 3% for sterling. The Polish zloty and the Chilean peso remained practically stable and the Brazilian real depreciated 3%.

Compared to September 2013, sterling appreciated 8%, the dollar 7%, the Mexican peso 5% and the zloty 1%, while the real depreciated 1%, the Chilean peso 10% and the Argentine peso 27%.

Customer lending

The Group’s gross lending amounted to EUR 749,426 million at the end of September, 2.1% more than June (+0.6% after eliminating repos and the exchange rate impact).

Lending in Continental Europe fell 0.7%. It declined in Spain and Portugal because of the seasonal impact of summer and in real estate activity in run-off in Spain. Growth in Santander Consumer Finance and Poland.

Increases for the UK (+1.3% in the quarter) spurred by credit to corporates and Latin America (+3.0%) with growth in all units, and decline in the US (-2.0%) because of sales and securitisations of portfolios. Excluding this impact, growth was 1%.

Overall lending was 3% higher than in September 2013 and 2% more after eliminating the exchange rate impact and repos. The performance was as follows:

■ CUSTOMER LOANS (EUR million)

	30.09.14	30.09.13	Variation Amount	(%)	31.12.13

Spanish Public sector	16,204	17,331	(1,127)	(6.5)	13,374
Other residents	158,190	165,571	(7,381)	(4.5)	160,478
Commercial bills	6,459	6,612	(153)	(2.3)	7,301
Secured loans	97,753	97,619	134	0.1	96,420
Other loans	53,978	61,340	(7,362)	(12.0)	56,757
Non-resident sector	575,032	547,267	27,765	5.1	537,587
Secured loans	351,910	324,631	27,279	8.4	320,629
Other loans	223,122	222,636	486	0.2	216,958
Gross customer loans	749,426	730,169	19,257	2.6	711,439
Loan-loss allowances	27,438	27,341	97	0.4	26,749
Net customer loans	721,988	702,828	19,161	2.7	684,690
Pro memoria: Doubtful loans	40,440	40,876	(436)	(1.1)	41,088
Public sector	167	172	(6)	(3.2)	99
Other residents	20,360	20,566	(207)	(1.0)	21,763
Non-resident sector	19,914	20,137	(224)	(1.1)	19,226

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CONSOLIDATED FINANCIAL REPORT | FINANCIAL REPORT 2014 | 13

In Continental Europe, the low demand for loans continued to affect balances in Spain and Portugal. Santander Consumer Finance and Poland increased and there was a sharp fall of 31% in run-off real estate activity in Spain, as a result of maintaining the strategy of reducing this type of risk.

•	Gross customer lending in Spain (excluding the run-off real estate unit, commented on below) was 2% lower year-on-year. The distribution was as follows:

•	Lending to individuals amounted to EUR 59,922 million, of which EUR 47,782 million are home mortgages (-6% in 12 months). The portfolio is concentrated in financing first homes, with a strong concentration in the lowest tranches of loan-to-value (73% with an LTV of less than 80%).

•	Loans directly to SMEs and companies without real estate purpose amounted to EUR 85,000 million and accounted for the largest share of lending (52%). They rose 1% year-on-year, benefiting from the special plan to promote business with SMEs in the last few months.

•	Lending to the Spanish public sector stood at EUR 15,500 million compared to EUR 16,600 million in September 2013. The reduction was due to the early amortization in the fourth quarter of 2013 of financing for suppliers, in view of the better and cheaper access of the Treasury to wholesale markets (around EUR 4,000 million).

•	In Portugal, lending dropped 4% year-on-year in a deleveraging environment, in which Santander Totta is gaining market share, both in total lending and in individuals and companies.

•	In Poland lending increased 5% in the last 12 months in local currency, with credit to SMEs up 11%.

•	Santander Consumer Finance’s balances rose 5%, with a varied performance by country. Germany’s lending, which accounted for 51% of the area’s total, rose 1%, the Nordic countries and Poland increased by 12% and 7%, respectively, in local currency, and Spain’s rose 27% (partially due to perimeter).

New lending was 13% higher in the first nine months than in the same period of 2013, with significant rises in direct credit, cards and new auto finance, where we continued to outperform the sector.

•	Net lending included in the unit of Spain’s run-off real estate activity amounted to EUR 4,330 million. The balance continued to fall in the third quarter and was EUR 1,916 million lower than in September 2013 (-31%).

In the United Kingdom, the balance of customer loans was 2% higher in sterling year-on-year. In local criteria, home mortgages remained stable, while lending to companies increased 9%, backed by SMEs and corporates.

Lending in Latin America in constant currency increased 9% year-on-year, with growth in all countries: Brazil (+6%), Mexico (+17%), Chile (+8%), Argentina (+20%), Uruguay (+21%) and Peru (+34%). These growth rates were higher than the market’s in most countries.

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14 | FINANCIAL REPORT 2014 | CONSOLIDATED FINANCIAL REPORT

MANAGED AND MARKETED CUSTOMER FUNDS (EUR million)

	30.09.14	30.09.13	Variation Amount	(%)	31.12.13

Resident public sector	9,689	12,893	(3,204)	(24.8)	7,745
Other residents	162,313	164,101	(1,788)	(1.1)	161,649
Demand deposits	82,530	74,878	7,653	10.2	74,969
Time deposits	75,837	83,798	(7,962)	(9.5)	80,146
Other	3,945	5,425	(1,479)	(27.3)	6,535
Non-resident sector	474,329	456,440	17,889	3.9	438,442
Demand deposits	259,141	232,721	26,421	11.4	230,715
Time deposits	156,448	165,506	(9,059)	(5.5)	161,300
Other	58,739	58,213	527	0.9	46,427
Customer deposits	646,331	633,433	12,897	2.0	607,836
Debt securities*	195,595	192,545	3,049	1.6	186,321
Subordinated debt	17,334	15,300	2,034	13.3	16,139
On-balance-sheet customer funds	859,259	841,278	17,980	2.1	810,296
Mutual funds	124,911	105,148	19,763	18.8	103,967
Pension funds	11,341	10,427	914	8.8	10,879
Managed portfolios	24,923	20,925	3,998	19.1	21,068
Other managed and marketed customer funds	161,174	136,500	24,674	18.1	135,914
Managed and marketed customer funds	1,020,433	977,778	42,655	4.4	946,210

(*).-	Including retail commercial paper (EUR million): 663 in September 2014, 4,820 in September 2013 and 3,553 in December 2013

Lastly, lending in the US rose 2% in dollars, conditioned by the sale of assets in the quarter (+5% excluding this). Santander Bank’s rose 1% (+5% ex-sale of assets), SCUSA’s 11%, benefiting from the strategic alliance with Chrysler, and Puerto Rico’s dropped 13%, within the sector’s deleveraging process.

At the end of September, Continental Europe accounted for 36% of the Group’s total net lending (22% Spain), the UK 35%, Latin America 20% (10% Brazil) and the US 9%.

Customer funds under management and marketed

Total managed funds, including mutual funds, pension funds and managed portfolios, amounted to EUR 1,020,433 million, 3.9% higher than June 2014 (+2.5% excluding the exchange rate effect).

Deposits (excluding repos) and mutual funds rose 3.6% (+2.3% excluding the exchange rate impact). The UK’s remained stable and the rest rose (Continental Europe: +2.4%; Latin America: +4.4% and the US: +3.7%).

The general strategy being followed is to increase demand deposits, reduce expensive ones and market mutual funds. As a result the Group’s demand deposits rose 4.0% in the third quarter (nine of the 10 main units rose), time deposits declined 1.4% and mutual funds increased 4.5%.

Customer funds were 2% higher than September 2013 excluding the exchange rate effect (+4% in accounting terms). Decline in debt securities and repos and 4% rise in the aggregate of deposits excluding repos and mutual funds.

Continental Europe’s main units performed as follows:

•	Spain’s total funds increased 4% in the first nine months. Deposits excluding repos dropped 1% year-on-year and mutual funds increased 32%, consolidating Grupo Santander’s leadership in this item. This big rise was due to the strategy of reducing expensive deposits and more active marketing of mutual funds.

•	Portugal’s deposits excluding repos rose 4%, mainly in the third quarter (+6%). Mutual funds increased 9%.

•	Poland’s deposits increased 15% in local currency, reflecting the success of the campaign in the third quarter, and mutual funds rose 6%.

•	Santander Consumer Finance’s deposits were stable (-1%), as the decline resulting from the policy of reducing higher cost balances in Germany (85% of the total) was almost fully offset by rises in the rest of units, particularly Austria and the Nordic countries.

■ MANAGED AND MARKETED MUTUAL FUNDS

    EUR million

	30.09.14	30.09.13	Var (%)	31.12.13

Spain	40,712	30,989	31.4	33,104
Portugal	1,246	1,141	9.2	1,050
Poland	3,692	3,431	7.6	3,525
United Kingdom	9,849	9,572	2.9	9,645
Latin America	67,981	59,129	15.0	55,835
USA	1,431	886	61.5	807

Total	124,911	105,148	18.8	103,967

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CONSOLIDATED FINANCIAL REPORT | FINANCIAL REPORT 2014 | 15

■ MANAGED AND MARKETED PENSION FUNDS

    EUR million

	30.09.14	30.09.13	Var (%)	31.12.13

Spain	10,491	9,650	8.7	10,030
Portugal	849	776	9.4	848

Total	11,341	10,427	8.8	10,879

In the UK, customer deposits excluding repos (in sterling) dropped 1%, due to the strategy of replacing expensive and less stable deposits with those that offer a better opportunity of linkage. Demand deposits grew 16% in the last 12 months because of the rise in current accounts as a result of the successful marketing of the 1|2|3 range of products, which offset the reduction in time deposits. Mutual funds dropped 4%.

The aggregate of deposits excluding repos and mutual funds in Latin America increased 11% in constant currency, with Brazil up 8%, Mexico 10%, Chile 12%, Argentina 36%, Uruguay 19% and Peru 20%.

The aggregate of US deposits and mutual funds rose 4%. Demand deposits increased 3% and continued to improve their composition and cost similar to other units (demand: +9%; time:-22%). Mutual funds increased 50%.

Pension plans rose 9% year-on-year in Spain and Portugal, the only countries where Santander markets this product.

Continental Europe accounted for 36% of managed customer funds (25% Spain), the UK 30%, Latin America 27% (Brazil 15%) and the US 7%.

The Group, for strategic reasons, maintains a selective policy of issuing securities in the international fixed income markets and strives to adapt the frequency and volume of operations to the structural liquidity needs of each unit, as well as to the receptiveness of each market.

In the first nine months, medium and long-term issues of senior debt amounted to EUR 19,065 million and covered bonds EUR 4,390 million.

Of note was the EUR 1,750 million placement of Santander Totta in two covered bonds, following four years when it was not present in this market, the EUR 1,500 million senior debt issue in the European market of Banco Santander S.A. in the first quarter, the operations of Santander UK in September placing $1,500 million of senior debt in the US market and EUR 1,500 million of covered bonds in the European market, and the EUR 4,211 million of senior debt issued by various European units of Santander Consumer Finance in more than 70 issues in the local markets in which it operates.

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16 | FINANCIAL REPORT 2014 | CONSOLIDATED FINANCIAL REPORT

As regards securitizations, the Group’s subsidiaries placed in the first nine months a total of EUR 11,818 million, mainly via the Group’s specialised consumer finance units.

This issuing activity underscores the Group’s capacity to access the different segments of institutional investors via more than 10 issuance units, including the parent bank, Banco Santander S.A. and the main subsidiaries of the countries where it operates. All this reaffirms the Group’s policy of self-sufficiency in liquidity for its subsidiaries so that each one adapts its issuance programme to the evolution of its balance sheet.

Maturities of medium- and long-term debt amounted to EUR 25,930 million in the first nine months, of which EUR 15,149 million was senior debt, EUR 9,300 million covered bonds, EUR 1,481 million of subordinated debt and EUR 1,720 million of preference shares.

The evolution of loans and funds improved the net loan-to-deposit ratio to 112%. The ratio of deposits plus medium- and long-term funding to the Group’s loans was 117%, underscoring the comfortable funding structure of the Group’s lending.

As regards funding from central banks, the Group took part in September in the European Central Bank’s first auction of long-term liquidity conditioned to the volume and evolution of non-mortgage loans (TLTRO). It took EUR 3,600 million via the banks of Spain and Portugal.

Other items of the balance sheet

Goodwill amounted to EUR 27,364 million, EUR 2,633 million more than September 2013, because of SCUSA, the incorporation of GetNet and the evolution of exchange rates, particularly sterling and the Brazilian real.

The balance of financial assets available for sale amounted to EUR 99,226 million, 6% higher (+EUR 5,880 million) than September 2013.

Trading derivatives amounted to EUR 71,533 million in assets and EUR 71,858 million in liabilities (EUR 8,156 million and EUR 7,969 million lower year-on-year, respectively), due to interest rate movements and the cancellation of positions.

Shareholders’ equity and solvency ratios

Shareholders’ funds, after retained profits, amounted to EUR 88,154 million (+EUR 4,200 million and +5% in the last 12 months).

Both minority interests and valuation adjustments improved between September 2013 and September 2014. Total equity at the end of September was EUR 88,284 million (+EUR 6,000 million and +7%).

■ TOTAL EQUITY AND CAPITAL WITH THE NATURE OF FINANCIAL LIABILITIES (EUR million)

	30.09.14	30.09.13	Variation Amount	(%)	31.12.13

Capital stock	5,994	5,546	448	8.1	5,667
Additional paid-in surplus	36,411	36,949	(538)	(1.5)	36,804
Reserves	41,672	38,476	3,196	8.3	38,314
Treasury stock	(58)	(105)	47	(44.7)	(9)
Shareholders’ equity (before profit and dividends)	84,019	80,866	3,153	3.9	80,776
Attributable profit	4,361	3,311	1,050	31.7	4,370
Interim dividend distributed	(226)	(223)	(3)	1.4	(406)
Interim dividend not distributed	—	—	—	—	(438)
Shareholders’ equity (after retained profit)	88,154	83,954	4,200	5.0	84,302
Valuation adjustments	(10,567)	(12,133)	1,565	(12.9)	(14,152)
Minority interests	10,697	10,463	234	2.2	9,972

Total equity (after retained profit)	88,284	82,284	6,000	7.3	80,122

Preferred shares and securities in subordinated debt	6,827	4,247	2,580	60.7	4,053

Total equity and capital with the nature of financial liabilities	95,111	86,531	8,580	9.9	84,175

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CONSOLIDATED FINANCIAL REPORT | FINANCIAL REPORT 2014 | 17

The Group’s eligible equity amounted to EUR 70.674 million at the end of September (EUR 25,758 million above the minimum requirement).

The CET1 (Common Equity Tier 1) is 11.44%, the same as Tier 1 Capital ratio, while total capital ratio is 12.59%.

The CET1 ratio increased by 52 b.p. in the third quarter, from the organic generation of capital, added to which is an issuance of AT1 in September of EUR 1,500 million.

Under the new European regulations on own funds and targeted solely at qualified investors, Banco Santander made three issues in the first nine months of contingent perpetual preferred securities convertible into newly issued ordinary shares of the Bank, which are computable as additional Tier 1 (AT1) capital. This operation bolstered solvency (Tier 1).

These operations were EUR 1,500 million in March, $1,500 million in May and EUR 1,500 million in September, at annual interest rates of 6.25%, 6.375% and 6.25%, respectively, for the first five years in the first two cases and the first seven in the last one. All were notably oversubscribed by international investors, making pro ratas necessary in each case.

The Group has solid capital ratios, tailored to its business model, the balance sheet structure and the Group’s risk profile

■ COMPUTABLE CAPITAL*

    EUR million

30.09.14

CET1	64,206
Basic capital	64,206
Computable capital	70,674
Risk-weighted assets	561,454

CET1 capital ratio (2)	11.44
T1 capital ratio	11.44
BIS ratio	12.59

Shareholders’ equity surplus	25,758

(1).-	Considering Spanish regulation on intangibles homogeneous with European one applied as from 2Q14.
(2).-	Including impact from the Alternative Standard Approach (ASA) model of Brazil’s operational risk, approved by BACEN (0.29 p.p.) but pending authorization from the regulator on the consolidated Group.

Rating agencies

The Group’s access to wholesale funding markets, as well as the cost of issues, depends to some extent on the ratings accorded by rating agencies.

Rating agencies regularly review the Group’s ratings. Debt classification depends on a series of internal factors (solvency, business model, capacity to generate profits, etc.) and external ones related to the general economic environment, the sector’s situation and the sovereign risk of the countries in which the Group operates.

The rating and outlook for the Kingdom of Spain has improved in the last few quarters. In February 2014 Moody’s upgraded the rating from Baa3 to Baa2 and the outlook from stable to positive, Fitch upgraded the rating in April, from BBB to BBB+, and confirmed it in October, and S&P from BBB- to BBB in May.

The methodology used by the agencies limits the rating of a bank above that of the sovereign of the country in which it is based. This means that despite the Group’s good fundamentals, Santander’s rating can be limited by the sovereign debt rating.

At the end of September, Banco Santander was the only bank in the world with a rating higher than that of the sovereign of the country in which it is based by the four agencies, following further upgradings in 2014 by Moody’s from Baa2 to Baa1 with stable outlook, Fitch from BBB+ to A- with stable outlook and S&P from BBB to BBB+, also with stable outlook. The rating by DRBS remained at A. These higher ratings than the sovereign recognize Santander’s financial strength and diversification.

During the first quarter of 2014, the Group obtained A+ and A from GBB Rating and Scope, respectively.

The agencies’ good assessment of Santander’s credit profile is reflected in the rating of the Bank’s individual fundamentals, which in the case of S&P is “a-”, a level equivalent to its peers including those based on countries with a better macroeconomic situation.

■ RATING AGENCIES. GRUPO SANTANDER

	Long term	Short term	Outlook

DBRS	A	R1(low)	Negative
Fitch Ratings	A-	F2	Stable
GBB Rating	A+		Stable
Moody’s	Baa1	P-2	Stable
Standard & Poor’s	BBB+	A-2	Stable
Scope	A		Stable

JANUARY - SEPTEMBER

18 | FINANCIAL REPORT 2014 | ECB COMPREHENSIVE ASSESSMENT

ECB COMPREHENSIVE ASSESSMENT

The European Central Bank began in October 2013 its comprehensive assessment with a view to launching as of November 4, 2014 the Single Supervisory Mechanism. This exercise submitted banks to an assessment of their risk, an analysis of their asset quality and a stress test. Its objective is to enhance transparency, control and credibility, so that the results strengthen private sector confidence in the solvency of European banks and in the quality of their balance sheets.

The EU’s main banks participated, on the basis of meeting at least one of the following criteria: (1) Assets of more than EUR 30,000 million, (2) assets of more than 20% of the GDP of their country of origin and (3) being one of the three largest banks in a Member State.

The comprehensive assessment was based on three pillars:

•	Risk Assessment: prior evaluation of the business model and the main risks, including those related to liquidity, leverage and funding. Each bank’s risk profile was taken into account, their relationship with other banks and their vulnerability to external factors.

•	Asset Quality Review-AQR: qualitative and quantitative analysis of credit and market exposure at the end of 2013, including off-balance sheet assets, non-performing loans, refinancings and sovereign risk. Its objective is to assess whether the provisions and valuation of the collateral of credit exposure are adequate, as well as assess the complex instruments and high-risk assets. It was structured in three phases:

•	Portfolio selection: at the proposal of each country’s authorities, the portfolios to be included in the analysis were selected, complying with criteria on coverage at the bank level.

•	Execution: validation of the integrity of the data provided, assessment of the guarantees, and recalculation of the provisions and risk weighted assets.

•	Verification: analysis of the consistency in order to ensure the comparability of the results of all the portfolios and all banks in the European Union. Also included was an analysis of the control of quality, guidelines and definitions.

•	Stress Test: analysis of the capacity of each bank to withstand an adverse scenario, carried out in conjunction with the European Banking Authority.

The exercise establishes baseline and adverse scenarios which impact a bank’s performance, including its risks (credit, market, sovereign, securitisation and cost of funding), with a three-year time scale (2014-2016), using data at the end of 2013 and adjusted by the asset quality review. The adverse macroeconomic scenario took into account some systemic risks for the banking sector such as an increase in global bond yields, especially those linked to emerging economies or a further deterioration of asset quality in countries with weaker fundamentals and vulnerable financial sectors.

The minimum capital (CET1) is set at 8% in the baseline scenario and 5.5% in the adverse scenario, in accordance with the definition of Basel III (CRD IV/CRR) and its gradual schedule of introduction (phase-in).

The stress test results are based on scenarios defined in the methodology and are not forecasts of financial performance or capital ratios. The stress test is based on common methodology designed by the European Banking Authority, which includes a key hypothesis for simplifying the exercise (for example, a static balance sheet, a dividend distribution similar to the average of the last three years and valuation adjustments in public debt).

STRESS TEST 2014 BASIC DATA FOR THE EUROPEAN UNION AS A WHOLE (EBA PERIMETER)

Sample

•	123 banks

•	EUR 28 trillion of assets (70% of EU banking system)

Impact

•	AQR: -40 b.p.

•	Adverse scenario: -260 b.p.

•	Total: -300 b.p.

Capital shortfall

•	Maximum: EUR 24.6 billion

•	Current: EUR 9.5 billion (after 2014 measures)

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ECB COMPREHENSIVE ASSESSMENT | FINANCIAL REPORT 2014 | 19

RESULTS OF THE ECB’S COMPREHENSIVE ASSESSMENT FOR BANCO SANTANDER

•	The test results underscored the Group strengths and better performance than its peers[1].

•	AQR has a marginal impact on the Group’s CET1 (4 b.p.), reflecting the correct classification of assets and adequate provisions.

•	In the baseline scenario, Santander increases its CET1 by 161 b.p., to 12%, underscoring its capacity to generate capital.

•	In the adverse scenario, CET1 is 143 b.p. lower, showing the capacity of our business model to withstand adverse market situations. CET1 2016 is 9%, with a EUR 19,456 million surplus over the minimum required.

The ECB’s comprehensive assessment of Banco Santander underscored the quality of its portfolios, the correct valuation of assets and adequate provisions, as well as the strength of its business model in the event of adverse macroeconomic scenarios.

As regards the asset quality review, 16 credit portfolios of seven countries and various segments (residential, SMEs, corporates, etc) which represented more than 50% of credit risks were analysed. Procedures and policies were revised, samples taken and cases reviewed, properties and guarantees assessed, as well as reviewing assessment of the trading portfolio.

The adjustment required as a result of this exhaustive analysis was marginal on the CET1 (-4 b.p.), the smallest impact among our peers and far from the average for the Spanish banking system (-40 b.p.). All of this reflects the correct classification and valuation of assets, as well as the adequate level of provisions for risks.

Furthermore, in terms of level 3 assets we are the bank with the least weight among the large European banks (0.13% of total assets), resulting from the low complexity of our balance sheet and our retail banking model.

As regards the stress tests, Santander comfortably exceeded the scenarios, particularly the adverse (and unlikely) one.

In the baseline scenario, Santander is one of the Banks that generates the most capital in the three-year period (+161 b.p.). Its CET1 ratio reaches 12% in 2016. The surplus of capital over the minimum required in this scenario (8%) is close to EUR 22,000 million, among the highest.

In the adverse scenario, Santander is the bank with the least negative impact among the big Banks. Its CET1 ratio in 2016 drops by 143 b.p. to 8.95%, which represents a surplus of 345 b.p. or EUR 19,456 million over the minimum requirement (5.5%). This is also among the system’s highest.

In short, the marginal adjustments of the AQR, the low impact in the stress test scenarios and the surplus of capital make us stand out among our peers and confirm that Grupo Santander operates with the adequate capital levels for its business model and low risk profile.

(1)	European listed banks with assets of more than EUR 500,000 million at the end of 2013.

In the adverse scenario we have EUR 19.5 bill. surplus over the minimum required

JANUARY - SEPTEMBER

20 | FINANCIAL REPORT 2014 | RISK MANAGEMENT

■ RISK MANAGEMENT

•	The Group’s NPL ratio was 17 basis points lower in the third quarter than the second at 5.28%:

•	Of note was the drop at Brazil (-14 b.p.), UK (-11 b.p,), Spain (-2 b.p.) and Santander Bank (-44 b.p.).

•	Net NPL entries (excluding the perimeter and forex effects) were lower for the third straight quarter.

•	They were 54% lower in the first nine months year-on-year, with falls in all countries and particularly Spain, Portugal, Poland, UK and Chile.

•	The Group’s coverage at the end of September was 68% (+1 p.p. in the quarter).

•	Loan-loss provisions amounted to EUR 8,110 million in the first nine months, (-15.2% y-o-y).

•	The cost of credit was 1.52% (1.89% in the first nine months of 2013).

Credit risk management

Net NPL entries in the third quarter, excluding the perimeter and forex effects, amounted to EUR 1,959 million, and declined for the third quarter running (-EUR 576 million and -23%). Net entries in the first nine months were EUR 7,029 million (-54% y-o-y), with declines in all countries and particularly Spain, Portugal, Poland, UK and Chile.

Non-performing and doubtful loans fell by EUR 607 million in the third quarter to EUR 41,727 million at the end of September. This balance, together with the current lending levels, put the Group’s NPL ratio at 5.28%, 17 b.p. lower than in the second quarter.

Loan-loss provisions stood at EUR 28,174 million, of which EUR 6,018 million were collectively assessed provisions. Total funds were basically stable in the quarter, with coverage at 68%.

It should be borne in mind that the NPL ratio, particularly in the UK but also in Spain, is affected by the weight of mortgage balances that require lower provisions, as they have collateral not reflected here. The average LTV of residential mortgage balances in Spain and the UK is 55% and 48%, respectively.

The Group’s net loan loss provisions, deducting write-offs recovered, were EUR 8,110 million at the end of September, compared to EUR 9,566 million a year earlier.

The cost of credit (loan-loss provisions in the last 12 months as a percentage of average lending during this period) was 1.52% (1.89% in September 2013).

The NPL ratios and coverage by countries are set out below:

•	Spain’s NPL ratio fell again (-2 b.p.) to 7.57% at the end of September, due to reduction in NPLs, mainly in companies. Coverage remained at 45%.

■ CREDIT RISK MANAGEMENT*

    EUR Million

	30.09.14	30.09.13	Var. (%)	31.12.13

Non-performing loans	41,727	41,899	(0.4)	42,420
NPL ratio (%)	5.28	5.40		5.61
Loan-loss allowances	28,174	28,096	0.3	27,526
Specific	22,156	22,809	(2.9)	22,433
Collective	6,018	5,287	13.8	5,093
Coverage ratio (%)	67.5	67.1		64.9
Cost of credit (%) **	1.52	1.89		1.69

(*)	Excluding country-risk
(**)	12 months net loan-loss provisions / average lending

Note: NPL ratio: Non-performing loans / computable assets

JANUARY - SEPTEMBER

RISK MANAGEMENT | FINANCIAL REPORT 2014 | 21

•	In the UK, the NPL ratio was 1.80% (+11 b.p. over June). This positive evolution was due to the good performance of all segments, particularly retail, and specially mortgages, favoured by the better macroeconomic environment in a context of low interest rates. Lending rose 2% over December 2013, due mainly to growth to companies, which was partly offset by the reduced exposure to non-core segments such as structured finance and aviation (-17% and -43%, respectively). Coverage remained at more than 40%.

•	Brazil’s NPL ratio was 5.64% at the end of September (-14 b.p. in the quarter) and coverage 91%. In both cases, the ratios were much better than at the beginning of 2013 (6.90% and 90%, respectively).

•	Mexico’s NPL ratio was 3.74% (+22 b.p. in the quarter), mainly affected by greater regulatory requirements in its financial system and a less favourable macroeconomic environment than expected. Coverage was 90%.

•	The NPL ratio of Chile was 5.98% and coverage 52%, both in line with the second quarter figures.

•	In addition, there is a separate unit for Spain’s run-off real estate, which includes customer loans mainly for real estate development, and which has a specialised management model, equity stakes related to the property sector (Metrovacesa and SAREB) and foreclosed assets.

The Group’s strategy in the last few years has been to sharply reduce these assets. At the end of September, they stood at EUR 9,262 million net and represented around 3% of loans in Spain and less than 1% of the Group’s total loans. Their evolution was as follows:

•	Net loans of EUR 4,330 million, EUR 546 million lower than at the end of June and EUR 1,916 million below September 2013 (-31%). The NPL ratio was 74% with coverage of 65%. Total coverage of these loans, including performing loans, was 53%.

•	Net foreclosed assets ended September at EUR 3,530 million. These assets are covered by EUR 4,416 million of provisions (56% of gross assets).

•	The stakes in Metrovacesa and SAREB are valued at EUR 1,402 million.

•	Portugal’s NPL ratio was 8.49% at the end of September (+33 b.p. more than June), partly affected by lower lending. Coverage was 54% (+1 p.p.).

•	Poland’s NPL ratio was 7.43% (+1 b.p. in the quarter), but 41 b.p. below the end of 2013. Coverage was 66%.

•	Santander Consumer Finance’s NPL ratio was unchanged throughout the year at 3.97% at the end of September, thanks to the good general performance in all countries. Coverage was 106%.

•	The NPL ratio for the US was 2.68% (-25 b.p.) and coverage 184%.

JANUARY - SEPTEMBER

22 | FINANCIAL REPORT 2014 | RISK MANAGEMENT

The ratio for Santander Bank was 1.61%, 44 b.p. less than the second quarter and reflecting the improvement in the composition of the portfolio. This was due to the good performance of retail portfolios because of the rise in household disposable income and the favourable evolution of individualised managed companies. There were continued outflows of NPLs in the latter and contained entries, in a context of a greater appetite for risk by the market when acquiring problematic loans. This was also motivated by the increase in the valuations of their guarantees due to the positive evolution of real estate prices. Coverage was 96% (+7 b.p.).

Puerto Rico’s NPL ratio was 6.99% (+13 b.p. over June), partly due to the drop in lending. Coverage was 59%.

The NPL ratio of SCUSA was 4.10% (+2 b.p. over June) and coverage very high at 296%, following the significant increase in provisions in recent quarters.

■ NON-PERFORMING LOANS BY QUARTER (EUR million)

	1Q’13	2Q’13	3Q’13	4Q’13	1Q’14	2Q’14	3Q’14

Balance at beginning of period	36,761	38,693	40,712	41,899	42,420	42,300	42,334
Net additions	4,167	6,294	4,722	4,517	2,536	2,535	1,959
Increase in scope of consolidation	743	—	—	—	148	—	—
Exchange differences	300	(1,283)	(447)	(781)	96	293	463
Write-offs	(3,278)	(2,991)	(3,088)	(3,215)	(2,900)	(2,793)	(3,029)
Balance at period-end	38,693	40,712	41,899	42,420	42,300	42,334	41,727

Market risk

The risk of trading activity in the third quarter, measured in daily VaR terms at 99%, averaged EUR 18.7 million. It fluctuated between EUR 14.2 and EUR 23.2 million.

The decline in VaR during the first half of the quarter to a low of EUR 14.2 million was due to the lower exposure to Brazilian short- and long-term interest rates, and to the reduction in interest rate risk, fixed income positions and exposure to the sovereign spread in Spain. Market volatility was also at historically low levels.

■ TRADING PORTFOLIOS*. VaR BY REGION

Third quarter	2014		2013
EUR million	Average	Latest	Average

Total	18.7	15.3	15.2

Europe	11.1	11.4	12.1
USA and Asia	0.7	0.5	0.8
Latin America	14.9	8.2	9.8
Global activities	2.0	2.2	1.4

(*)	Trading activity

■ TRADING PORTFOLIOS*. VaR BY MARKET FACTOR

Third quarter EUR million	Min.	Avg.	Max.	Latest

VaR total	14.2	18.7	23.2	15.3

Diversification effect	(8.2)	(11.8)	(15.2)	(12.0)
Interest rate VaR	12.4	16.7	20.4	12.4
Equity VaR	1.2	2.6	4.7	3.3
FX VaR	1.3	2.9	5.8	2.9
Credit spreads VaR	4.3	8.0	12.2	8.3
Commodities VaR	0.2	0.3	0.4	0.3

(*)	Trading activity

JANUARY - SEPTEMBER

THE SANTANDER SHARE | FINANCIAL REPORT 2014 | 23

The Santander share

Shareholder remuneration

Under the Santander Dividendo Elección programme (scrip dividend) for 2014, shareholders could opt to receive in cash or in shares the amount equivalent to the first dividend (EUR 0.152 per share). The latter option was chosen by 87.4% of the share capital.

As part of this programme, shareholders were able to opt to receive the amount equivalent to the second dividend in cash or shares. Each shareholder received a free allotment of new shares for each share they own.

Shareholders were able to sell the rights to the Bank at a set price (EUR 0.151 gross per right), to the stock market between October 20 and November 3 at the market price, or receive new shares in the proportion of one new share for every 46 rights (in the last two cases without withholding tax*).

In order to meet the request for new shares, a capital increase of EUR 130,305,338 will be carried out (represented by 260,610,676 shares). The number of new shares to be issued and, therefore the amount of the capital increase will depend on the number of shareholders who opt to sell their free allotment of shares to the Bank at the set price.

Those shareholders who opted to sell their rights to the Bank are expected to receive the amount in cash on November 6.

Moreover, it is envisaged to implement again the Santander Dividendo Elección program, on the dates on which the third dividend is normally paid (January / February). Thus, subject to the prior agreement of the executive committee of Banco Santander, shareholders can opt to receive cash or new shares on such dates.

Performance of the Santander share

Stock markets ended the third quarter higher, following stimulus measures announced by the European Central Bank to spur the euro zone and avoid deflation, which led to a larger fall in the debt risk premiums of peripheral countries, and Scotland’s referendum, which conditioned the market’s performance until the outcome was known. Geopolitical tensions in the Ukraine and the Middle East were other factors that influenced the markets.

The Santander share ended September at EUR 7.611, 17.0% higher than at the end of 2013 and 26.3% year-on-year. Including the dividend payments, the total shareholder return was 24.7% and 37.6%, respectively. The share’s performance in the year-to-date and year-on-year was better than that of the Ibex-35, the DJ Stoxx 50 and DJ Stoxx Banks.

Capitalisation

At the end of September, Santander was the largest bank in the euro zone by market capitalisation and the 10th in the world (EUR 91,241 million). The share’s weighting in the DJ Stoxx 50 was 2.7%, 8.8% in the DJ Stoxx Banks and 18.6% in the Ibex 35.

Trading

The number of shares traded in the first nine months amounted to 12,527 million, for an effective value of EUR 89,440 million, one of the highest in EuroStoxx, and a liquidity ratio of 107%. A daily average of 65.6 million shares were traded for an effective amount of EUR 468 million.

Shareholder base

The total number of shareholders at the end of September was 3,229,672, of which 2,975,465 are European (86.59% of the capital stock) and 237,399 from the Americas (13.04%).

(*)	The options, maturities and procedures indicated can present special features for shareholders holding Santander shares in the various foreign stock markets where the Bank is listed. Also, the taxation of the various options can have specific features depending on the shareholder’s personal circumstances.

■ THE SANTANDER SHARE

Shareholders and trading data
Shareholders (number)	3,229,672
Shares (number)	11,988,091,130
Average daily turnover (no. of shares)	65,587,901
Share liquidity (%) (Number of shares traded during the year / number of shares)	107

Remuneration per share	euros
Santander Dividendo Elección (Nov.13)	0.15
Santander Dividendo Elección (Feb.14)	0.15
Santander Dividendo Elección (May.14)	0.15
Santander Dividendo Elección (Aug.14)	0.15
Santander Dividendo Elección (Nov.14)	0.15

Price movements during the year
Beginning (31.12.13)	6.506
Highest	7.960
Lowest	6.201
Last (30.09.14)	7.611
Market capitalisation (millions) (30.09.14)	91,241

Stock market indicators
Price / Book value (X)	1.03
P/E ratio (X)	15.55
Yield* (%)	8.43

(*).-	Last three remunerations paid + one announced / 9M’14 average share price

■ CAPITAL STOCK OWNERSHIP

September 2014	Shares	%
The Board of Directors	174,931,662	1.46
Institutional investors	6,255,814,648	52.18
Individuals	5,557,344,820	46.36

Total	11,988,091,130	100.00

JANUARY - SEPTEMBER

24 | FINANCIAL REPORT 2014 | INFORMATION BY SEGMENTS

Description of the segments

Grupo Santander is maintaining in 2014 the general criteria applied in 2013, as well as the business segments with the following exceptions:

1)	In the Group’s financial statements:

•	Some corporate operations recently carried out by the Group involve changes in the consolidation method. On the one hand, taking control of Santander Consumer USA (SCUSA) in 2014 meant changing to consolidation by global integration instead of by the equity accounted method, and, on the other, the loss of control of asset management companies sold at the end of 2013 meant consolidating by the equity accounted method instead of by global integration. Pro-forma information is provided with the Group’s financial statements for previous periods, modified in order to facilitate comparisons as if these changes had been effective in the compared periods presented.

2)	In geographic businesses by restructuring:

•	The area for the United States includes Santander Bank, Santander Consumer USA, which as indicated, now consolidates by global integration, and Puerto Rico, which was previously included in Latin America.

•	The sold units of Santander Asset Management consolidate by the equity accounted method, as commented, in the various countries.

3)	Other adjustments:

•	Annual adjustment of the perimeter of the Global Customer Relationship Model between Retail Banking and Global Banking and Markets. This change has no impact on the principal segments (or geographic).

•	The Asset Management and Insurance area is now called Private Banking, Asset Management and Insurance. As regards the figures published in 2013, the domestic private banking units of Spain, Portugal, Italy, Brazil, Mexico and Chile are incorporated (management shared with local banks). Santander Private Banking in Latin America is also included.

For comparison purposes, the figures of previous periods of the principal and secondary segments have been re-expressed to include the changes in the affected areas.

The financial statements of each business segment have been drawn up by aggregating the Group’s basic operating units. The information relates to both the accounting data of the units in each segment as well as that provided by the management information systems. In all cases, the same general principles as those used in the Group are applied.

The operating business areas are structured into two levels:

Principal level (or geographic). Geographical areas segment the activity of the Group’s operating units. This coincides with the Group’s first level of management and reflects Santander positioning in the world’s three main currency areas (euro, sterling and dollar). The segments reported on are:

•	Continental Europe. This covers all retail banking business, wholesale banking, and private banking and asset management and insurance conducted in this region, as well as the unit of run-off real estate activity in Spain. Detailed financial information is provided on Spain, Portugal, Poland and Santander Consumer Finance (which incorporates all the region’s business, including the three countries mentioned herewith).
•	United Kingdom. This includes retail and wholesale banking, and private banking asset management and insurance conducted by the Group’s various units and branches in the country.

•	Latin America. This embraces all the Group’s financial activities conducted via its subsidiary banks and subsidiaries. It also includes the specialised units of Santander Private Banking, as an independent and globally managed unit, and New York’s business. The financial statements of Brazil, Mexico and Chile are also provided.

•	United States. Includes the businesses of Santander Bank, Santander Consumer USA and Puerto Rico.

Secondary level (or business). This segments the activity of the operating units by type of business. The segments are: retail banking, wholesale banking, private banking, asset management and insurance and the unit of run-off real estate activity in Spain.

•	Retail Banking. This covers all customer banking businesses, (except those of private banking and corporate banking, managed through the Global Customer Relationship Model). Because of their relative importance, details are also provided by the main geographic areas (Continental Europe, United Kingdom, Latin America and the United States). The results of the hedging positions in each country are also included, conducted within the sphere of each one’s Assets and Liabilities Committee.

•	Global Wholesale Banking (GBM). This business reflects the revenues from global corporate banking, investment banking and markets worldwide including all treasuries managed globally, both trading and distribution to customers (always after the appropriate distribution with Retail Banking customers), as well as equities business.

•	Private Banking, Asset Management and Insurance. This includes the contribution to the Group for the design and management of mutual and pension funds and insurance, conducted in some cases via wholly-owned units and in other via units in which the Group participates through joint ventures with specialists. In both cases, the units remunerate the distribution networks used to place these products (basically the Group’s, though not exclusively) via agreements. This means that the result recorded in this segment is net for each of the units included, in accordance with their participation and consolidation method, (i.e. deducting the distribution cost of sharing agreements from gross income). It also includes private banking business as defined above.

As well as these operating units, which cover everything by geographic area and by businesses, the Group continues to maintain the area of Corporate Activities. This area incorporates the centralised activities relating to equity stakes in financial companies, financial management of the structural exchange rate position and of the parent bank’s structural interest rate risk, as well as management of liquidity and of shareholders’ equity through issues and securitisations.

As the Group’s holding entity, this area manages all capital and reserves and allocations of capital and liquidity. It also incorporates amortisation of goodwill but not the costs related to the Group’s central services (charged to the areas), except for corporate and institutional expenses related to the Group’s functioning.

The figures of the Group’s units have been drawn up in accordance with these criteria, and so might not coincide with those published individually by each unit.

JANUARY - SEPTEMBER

INFORMATION BY PRINCIPAL SEGMENTS | FINANCIAL REPORT 2014 | 25

■ NET OPERATING INCOME (EUR million)

		o/ 2Q’14			o/ 9M’13
	3Q’14%		% w/o FX	9M’14%		% w/o FX

Continental Europe	1,582	(5.5)	(5.4)	4,844	5.1	5.3
o/w: Spain	878	(3.4)	(3.4)	2,685	7.9	7.9
Portugal	108	(7.0)	(7.0)	330	2.0	2.0
Poland	192	(6.4)	(6.3)	585	4.4	3.8
Santander Consumer Finance	467	(0.6)	(0.6)	1,371	4.3	4.3
United Kingdom	687	4.9	2.2	1,977	22.1	16.4
Latin America	2,864	2.2	0.8	8,304	(12.8)	(1.4)
o/w: Brazil	1,900	6.1	4.5	5,410	(16.4)	(6.7)
Mexico	471	1.7	(0.8)	1,341	(4.6)	1.6
Chile	288	(15.4)	(14.8)	961	(1.4)	16.6
USA	941	6.2	2.7	2,658	20.5	24.0
Operating areas	6,074	1.0	(0.5)	17,783	(1.0)	5.5
Corporate Activities	(183)	(57.8)	(57.8)	(1,033)	(10.3)	(10.3)

Total Group	5,891	5.5	4.0	16,750	(0.3)	6.6

■ ATTRIBUTABLE PROFIT (EUR million)

Continental Europe	472	(5.4)	(5.3)	1,434	72.1	72.9
o/w: Spain	309	18.4	18.4	822	123.6	123.6
Portugal	42	7.2	7.2	116	50.0	50.0
Poland	91	4.2	4.4	264	1.1	0.5
Santander Consumer Finance	170	(28.4)	(28.4)	626	7.0	7.0
United Kingdom	411	2.9	0.2	1,186	49.6	42.5
Latin America	786	(1.8)	(3.1)	2,298	(9.0)	4.0
o/w: Brazil	409	3.6	1.9	1,167	(8.6)	1.9
Mexico	167	(0.8)	(3.4)	474	(15.9)	(10.4)
Chile	92	(30.1)	(29.5)	347	9.8	29.9
USA	195	(1.7)	(5.0)	552	(15.3)	(12.9)
Operating areas	1,864	(1.7)	(3.2)	5,469	13.9	21.4
Corporate Activities	(259)	(41.6)	(41.6)	(1,108)	(25.7)	(25.7)

Total Group	1,605	10.4	8.5	4,361	31.7	44.7

■ CUSTOMER LOANS (EUR million)

Continental Europe	264,280	(1.0)	(1.1)	264,280	(2.8)	(2.9)
o/w: Spain	156,390	(1.8)	(1.8)	156,390	(5.1)	(5.1)
Portugal	23,333	(3.2)	(3.2)	23,333	(5.6)	(5.6)
Poland	17,217	0.9	1.4	17,217	5.6	4.4
Santander Consumer Finance	58,596	0.9	0.9	58,596	4.8	4.8
United Kingdom	248,940	4.1	0.9	248,940	5.0	(2.4)
Latin America	140,656	3.2	3.4	140,656	6.7	10.0
o/w: Brazil	72,918	2.0	4.8	72,918	5.1	6.5
Mexico	26,162	6.7	2.4	26,162	24.5	18.6
Chile	29,057	1.2	1.5	29,057	(2.2)	8.3
USA	63,729	6.2	(2.2)	63,729	9.5	2.0
Operating areas	717,605	2.1	0.4	717,605	2.7	0.0

Total Group	721,988	2.1	0.4	721,988	2.7	0.1

■ CUSTOMER DEPOSITS (EUR million)

Continental Europe	259,166	1.6	1.7	259,166	(1.4)	(1.5)
o/w: Spain	182,273	0.7	0.7	182,273	(3.5)	(3.5)
Portugal	24,131	3.8	3.8	24,131	(0.2)	(0.2)
Poland	20,224	10.4	10.9	20,224	16.2	14.8
Santander Consumer Finance	30,571	(0.5)	(0.5)	30,571	(0.5)	(0.5)
United Kingdom	203,721	5.3	2.1	203,721	3.3	(4.0)
Latin America	137,480	7.5	7.6	137,480	7.1	9.9
o/w: Brazil	70,892	3.6	6.4	70,892	7.7	9.2
Mexico	28,691	15.7	11.0	28,691	11.3	6.0
Chile	21,294	6.9	7.1	21,294	(3.5)	6.8
USA	44,298	11.1	2.3	44,298	10.8	3.2
Operating areas	644,666	4.6	3.1	644,666	2.6	0.2

Total Group	646,331	4.6	3.1	646,331	2.0	(0.3)

JANUARY - SEPTEMBER

26 | FINANCIAL REPORT 2014 | INFORMATION BY PRINCIPAL SEGMENTS

■ CONTINENTAL EUROPE (EUR million)

		o/ 2Q’14			o/ 9M’13
	3Q’14%		% w/o FX	9M’14%		% w/o FX
INCOME STATEMENT
Net interest income	2,175	(0.6)	(0.6)	6,456	6.3	6.6
Net fees	838	(5.7)	(5.7)	2,607	(0.3)	(0.3)
Gains (losses) on financial transactions	118	88.2	88.3	414	(37.6)	(37.7)
Other operating income*	8	(93.2)	(93.2)	114	(15.7)	(15.7)
Gross income	3,139	(3.6)	(3.6)	9,591	1.1	1.2
Operating expenses	(1,557)	(1.6)	(1.6)	(4,746)	(2.7)	(2.6)
General administrative expenses	(1,387)	(1.8)	(1.8)	(4,218)	(2.7)	(2.6)
Personnel	(818)	(1.3)	(1.2)	(2,487)	(5.1)	(5.0)
Other general administrative expenses	(569)	(2.5)	(2.5)	(1,730)	0.9	1.0
Depreciation and amortisation	(170)	(0.1)	(0.1)	(529)	(2.4)	(2.3)
Net operating income	1,582	(5.5)	(5.4)	4,844	5.1	5.3
Net loan-loss provisions	(737)	(4.3)	(4.3)	(2,297)	(19.1)	(19.0)
Other income	(151)	(22.8)	(22.8)	(499)	(13.1)	(13.1)
Profit before taxes	694	(1.9)	(1.8)	2,048	71.6	72.3
Tax on profit	(170)	(0.7)	(0.6)	(488)	99.5	100.8
Profit from continuing operations	524	(2.3)	(2.2)	1,560	64.4	65.0
Net profit from discontinued operations	(7)	—	—	(7)	—	—
Consolidated profit	518	(3.5)	(3.4)	1,553	63.8	64.3
Minority interests	45	21.4	21.6	119	3.5	2.9
Attributable profit to the Group	472	(5.4)	(5.3)	1,434	72.1	72.9

BALANCE SHEET
Customer loans**	264,280	(1.0)	(1.1)	264,280	(2.8)	(2.9)
Trading portfolio (w/o loans)	63,548	7.5	7.5	63,548	3.0	3.0
Available-for-sale financial assets	47,764	17.0	17.1	47,764	15.2	15.0
Due from credit institutions**	60,295	12.7	12.6	60,295	8.7	8.7
Intangible assets and property and equipment	5,946	8.1	8.1	5,946	(2.3)	(2.3)
Other assets	23,748	(13.9)	(13.9)	23,748	(19.9)	(20.0)

Total assets/liabilities & shareholders’ equity	465,581	2.6	2.6	465,581	(0.1)	(0.2)

Customer deposits**	259,166	1.6	1.7	259,166	(1.4)	(1.5)
Marketable debt securities**	19,909	6.1	5.6	19,909	27.8	27.8
Subordinated debt**	403	(1.5)	(1.1)	403	10.4	9.2
Insurance liabilities	1,671	4.3	4.3	1,671	26.3	26.3
Due to credit institutions**	75,260	7.2	7.0	75,260	7.9	7.9
Other liabilities	84,113	2.2	2.2	84,113	(7.6)	(7.6)
Shareholders’ equity***	25,058	(0.9)	(1.0)	25,058	(0.5)	(0.6)
Other managed and marketed customer funds	64,129	3.2	3.3	64,129	21.2	21.1
Mutual and pension funds	56,990	3.4	3.5	56,990	23.9	23.8
Managed portfolios	7,139	1.6	1.6	7,139	2.8	2.8
Managed and marketed customer funds	343,607	2.2	2.2	343,607	3.5	3.5

RATIOS (%) Y OPERATING MEANS
ROE	7.57	(0.27 p. )		7.57	3.29 p.
Efficiency ratio (with amortisations)	49.6	1.0 p.		49.5	(1.9 p. )
NPL ratio	8.96	(0.08 p. )		8.96	0.48 p.
NPL coverage	58.1	(0.2 p. )		58.1	(3.0 p. )
Number of employees	55,781	(0.9)		55,781	(6.0)
Number of branches	5,616	(0.4)		5,616	(16.2)

(*)	Including dividends, income from the equity-accounted method and other operating income/expenses
(**)	Including all on-balance sheet balances for this item
(***)	Not including profit of the year

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■ CONTINENTAL EUROPE

•	Attributable profit of EUR 472 million, 5.4% less than the second quarter, due to the seasonal impact and the lower contribution of wholesale business.

•	Profit was 72.1% higher than in the first nine months of 2013 thanks to the good performance of all the main lines of the income statement:

•	Gross income rose 1.1%, due to net interest income (+6.3%).

•	Operating expenses were 2.7% lower, with falls in Spain and Portugal.

•	Loan-loss provisions declined 19.1%, backed by all units.

•	Growth strategy focused on more lending in an environment of still low demand and on reducing the cost of funds.

Continental Europe includes all activities carried out in this zone: retail banking, global wholesale banking, private banking, asset management and insurance, as well as Spain’s run-off real estate activity.

Strategy

The mergers of retail networks in Spain and of the banks in Poland continued in the third quarter. In addition, and in still weak market environment with low interest rates, the general strategic lines of the last few years were maintained.

•	Defending spreads on loans and on deposits.

•	Given the comfortable liquidity position, the policy of reducing the cost of deposits in all the area’s units continued.

•	Control of costs and exploiting synergies.

•	Active risk management

Measures to spur lending in those segments regarded as strategic, especially SMEs, were also continued.

Activity

Customer lending excluding repos was 1% lower in the third quarter, due to Spain and Portugal. Over September 2013 it declined 2%, reflecting the ongoing deleveraging in Spain and Portugal. On the other hand, Poland and Santander Consumer Finance registered growth.

The evolution of deposits excluding repos (+1% year-on-year) reflects the policy of reducing their cost and the greater marketing of mutual funds (+28%). Pension funds increased 9%. In the third quarter mutual funds continued to grow (+4% over June). Deposits excluding repos were 2% higher, with significant rises in Portugal and Poland and more moderate in Spain.

Results

Attributable profit was EUR 472 million in the third quarter, 5.4% lower than in the second quarter.

There was a little seasonal component in net interest income and fee income, as well as a lower contribution of wholesale businesses in Spain.

Operating expenses, on the other hand, continued to improve (-1.6% in the third quarter) and loan-loss provisions (-4.3%), also largely due to Spain.

Compared to the first nine months of 2013, the comparisons were still good in the main lines of the income statement.

Gross income increased 1.1%, spurred by net interest income (+6.3%), which already benefited from the lower cost of deposits in all units. Fee income, on the other hand, remained virtually unchanged as the comparison was still affected by the incorporation of clients from Banesto to the Queremos Ser Tu Banco programme.

Operating expenses declined 2.7%, due to Spain and Portugal.

Net operating income was 5.1% higher and the efficiency ratio improved by 1.9 p.p.

Loan-loss provisions were 19.1% lower than in the first nine months of 2013, with falls in all units except Poland where they were unchanged.

Net operating income after provisions increased 44.1% to EUR 2,547 million and attributable profit was 72.1% higher, due to the smaller impact of the rest of provisions and results.

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■ SPAIN (EUR million)

	3Q’14	% o/ 2Q’14	9M’14	%o/ 9M’13
INCOME STATEMENT
Net interest income	1,210	1.4	3,549	9.0
Net fees	425	(9.4)	1,350	(4.2)
Gains (losses) on financial transactions	95	224.8	329	(36.5)
Other operating income*	3	(96.6)	79	(41.5)
Gross income	1,733	(2.8)	5,307	(0.2)
Operating expenses	(855)	(2.1)	(2,622)	(7.4)
General administrative expenses	(769)	(2.3)	(2,357)	(7.9)
Personnel	(475)	(2.6)	(1,461)	(8.7)
Other general administrative expenses	(294)	(2.0)	(896)	(6.5)
Depreciation and amortisation	(86)	0.4	(265)	(2.5)
Net operating income	878	(3.4)	2,685	7.9
Net loan-loss provisions	(429)	(12.0)	(1,425)	(22.4)
Other income	(9)	(82.6)	(93)	(25.3)
Profit before taxes	440	18.7	1,168	120.9
Tax on profit	(130)	18.4	(344)	115.9
Profit from continuing operations	310	18.8	824	123.1
Net profit from discontinued operations	—	—	—	—
Consolidated profit	310	18.8	824	123.1
Minority interests	1	—	2	22.3
Attributable profit to the Group	309	18.4	822	123.6

BALANCE SHEET
Customer loans**	156,390	(1.8)	156,390	(5.1)
Trading portfolio (w/o loans)	60,300	7.4	60,300	6.7
Available-for-sale financial assets	32,549	15.3	32,549	7.6
Due from credit institutions**	42,614	21.1	42,614	16.1
Intangible assets and property and equipment	3,542	(1.6)	3,542	(11.9)
Other assets	5,749	(42.1)	5,749	(54.6)

Total assets/liabilities & shareholders’ equity	301,144	3.0	301,144	(1.2)

Customer deposits**	182,273	0.7	182,273	(3.5)
Marketable debt securities**	1,077	(18.8)	1,077	(77.7)
Subordinated debt**	1	(90.4)	1	(96.6)
Insurance liabilities	504	(4.1)	504	(8.9)
Due to credit institutions**	38,449	21.2	38,449	44.7
Other liabilities	68,177	2.4	68,177	(6.5)
Shareholders’ equity***	10,664	(3.9)	10,664	(4.7)
Other managed and marketed customer funds	57,278	3.4	57,278	26.3
Mutual and pension funds	51,040	3.7	51,040	26.1
Managed portfolios	6,238	1.1	6,238	28.0
Managed and marketed customer funds	240,629	1.2	240,629	0.7

RATIOS (%) Y OPERATING MEANS
ROE	11.47	2.06 p.	9.97	5.79 p.
Efficiency ratio (with amortisations)	49.3	0.3 p.	49.4	(3.8 p. )
NPL ratio	7.57	(0.02 p. )	7.57	1.17 p.
NPL coverage	45.5	0.6 p.	45.5	0.5 p.
Number of employees	25,136	(1.3)	25,136	(10.7)
Number of branches	3,611	0.1	3,611	(21.0)

(*)	Including dividends, income from the equity-accounted method and other operating income/expenses
(**)	Including all on-balance sheet balances for this item
(***)	Not including profit of the year

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INFORMATION BY PRINCIPAL SEGMENTS | FINANCIAL REPORT 2014 | 29

■ SPAIN

•	Attributable profit of EUR 309 million in the third quarter, 18.4% more than the second quarter due to a further decline in loan-loss provisions.

•	Profit was 123.6% higher than in the first nine months of 2013, due to:

•	Growth in net interest income (+9.0%), reflecting the lower cost of deposits.

•	Drop of 7.4% in costs, due to synergies from the merger and optimization plans.

•	Loan-loss provisions declined 22.4%, due to much lower NPL entries and the better credit quality.

•	Activity:

•	Higher new lending year-on-year and balances growing.

•	Deposits plus mutual funds combined volume growth with the lower cost of funds.

Grupo Santander has a solid presence (3,611 branches, 4,932 ATMs and 12.5 million customers), boosted by global businesses in products and key segments (wholesale and private banking, asset management, insurance and cards).

Economic environment

The units in Spain conducted their business in a more positive environment, characterised by a firming up of the economic recovery and better financial conditions.

Domestic demand was the engine of GDP growth in the first half of 2014, particularly private consumption and investment in capital goods, while the construction sector showed signs of touching bottom. Spain’s economy stands out in the lacklustre euro zone, underlining the fruits of the internal adjustments and the structural reforms over the last couple of years. Jobs are being created, reducing the unemployment rate though it remains very high.

The recovery continued in the third quarter, with a pattern similar to that in the first half though easing up a little due to the modest growth in neighbouring countries.

The adjustment in prices and costs, which is restoring external competitiveness, continues. Unit labour costs did not grow in the second quarter, while inflation rose by only 0.2% y-o-y in the same period. Inflation in the third quarter was slightly negative (-0.3% on average) due to the fall in the prices of the most volatile components.

Financial conditions remained positive, reflected in the risk premium, inward foreign direct investment and the softening of banks’ lending conditions.

The flow of loans continues to improve in retail banking activities: credit to households grew strongly in the first eight months year-on-year (homes, +18%; consumer, +16%) and in SMEs (+7% in loans under EUR 1 million). There was a more moderate fall in the stock of loans which, however, continues to be affected by deleveraging and the use of alternative sources of financing by large companies.

Lastly, the better economic climate is also reflected in non-performing loans, which have fallen for seven consecutive months stabilising the NPL ratio, due to the reduction in the stock of loans.

Strategy

The integration of Banif’s network was completed in the third quarter and the specialization of the Santander network proceeded through migration of customers and the merging of branches. The optimization of branches and head count is bringing forward cost synergies, improving efficiency and profitability.

Of note was the drive of the Santander Advance strategy. The Bank aims to become the reference in growth of business with SMEs through financial support and commitment to their development.

New lending and customer capturing in its first months accelerated. This represented a turning point in lending to SMEs. Furthermore, more than 5,000 SMEs participated in non-financial activities including on the spot training, workshops, remote, etc. as well as international business promotion (virtual connection of more than 200 companies with potential clients in Mexico and Poland).

In the segment for individual customers, we continued the strategy of specialized customer attention as well as deepening the Queremos Ser Tu Banco plan in order to keep on increasing linkage.

In funds, the Bank maintained its strategy of optimizing their cost begun in the middle of 2013, once high levels of liquidity were achieved. The net loan-to-deposit ratio in September was 85%.

This is making possible to sharply reduce the cost of funds, particularly of time deposits, and increase fee income from the marketing of mutual funds. In this segment, the Bank is positioned in high value funds for clients, which is enabling it to be the leader in net capturing and keep on increasing its market share (over 100 b.p. in the last 12 months).

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Activity

Lending continued to recover. Faster growth in new loans to individuals (mortgages: +73% year-on-year in the first nine months; consumer credit: +61%) and to companies (+29% excluding commercial bills). Of note was the 34% increase to SMEs.

Gross lending to customers, excluding repos, declined 1% in the third quarter year-on-year because of the seasonal impact. The balance was EUR 1,600 million higher than at the end of December.

Customer deposits (excluding repos) declined 1% year-on-year (+1% over June 2014). Demand deposits were up 18% and time deposits down 18%.

This evolution reflected the strategy of reducing the cost of funds, which is feeding through to net interest income. In the third quarter, there was a further improvement of 20 b.p. in new time deposits. The cost in new time deposits in the first nine months of the year was 92 b.p. lower, compared to the same period of 2013), which reduced the cost of the stock of deposits by 58 b.p. year-on-year.

Time deposits continued to shift into mutual funds. Mutual funds managed and marketed by Santander Spain increased 32% year-on-year in the first nine months. This was due to the greater demand for these products and the better evolution of markets, and their revaluation.

The aggregate of deposits (excluding repos) and mutual funds increased 2% in the third quarter and 4% in the last 12 months. The balance of pension funds was 9% higher than September 2013.

Repurchase agreements fell by more than EUR 4,000 million in the last 12 months, due to the reduction in clearing house activity. Retail commercial paper also declined (balance of less than EUR 700 million).

Results

Net interest income in the third quarter was EUR 1,210 million, the highest of the last eight quarters, reflecting the good performance of the cost of funds and the start of the recovery in lending.

Drop in the third quarter in the rest of revenues, including fee income, trading gains and dividend income, due to the reduced contribution of businesses linked to wholesale banking and the lower activity in the summer in some activities.

Operating expenses continued to decline quarter-on-quarter (-2.1% over the second quarter).

Loan-loss provisions continued to normalize and amounted to EUR 429 million, 12.0% lower than in the second quarter.

Attributable profit was EUR 309 million, down from EUR 261 million in the second quarter (+18.4%).

Profit in the first nine months more than doubled due to improved net interest income, costs and loan-loss provisions.

Commercial revenues increased 5.0%, of which net interest income rose 9.0%, mainly due to the lower costs of funds. Net fee income was 4.2% lower year-on-year because of the impact of the incorporation of clients from Banesto to the Queremos Ser Tu Banco programme.

Gross income declined 0.2%, mainly due to the smaller contribution of trading gains (largely from wholesale businesses).

Operating expenses declined 7.4%, reflecting the synergies of the integration, and loan-loss provisions were down 22.4%, within the process of returning to normal levels.

The NPL ratio stood at 7.57% (-2 b.p. in the quarter). Coverage was 45% at the end of September. Of note in the year was the decrease in net NPL entries, 94% below those for the same period of 2013.

Net operating income after provisions was 93.2% higher and attributable profit surged 123.6% due to the lower impact of other provisions and results.

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■ PORTUGAL (EUR million)

	3Q’14	% o/ 2Q’14	9M’14	% o/ 9M’13
INCOME STATEMENT
Net interest income	136	(1.7)	403	5.2
Net fees	70	5.6	209	(16.7)
Gains (losses) on financial transactions	13	(37.8)	53	33.5
Other operating income*	11	(4.8)	31	58.1
Gross income	230	(3.1)	695	0.4
Operating expenses	(122)	0.6	(365)	(1.1)
General administrative expenses	(104)	0.3	(311)	0.4
Personnel	(73)	(0.1)	(219)	(1.7)
Other general administrative expenses	(31)	1.3	(92)	5.8
Depreciation and amortisation	(18)	2.7	(54)	(8.8)
Net operating income	108	(7.0)	330	2.0
Net loan-loss provisions	(32)	(21.3)	(106)	(41.4)
Other income	(20)	(32.1)	(79)	119.6
Profit before taxes	57	20.9	145	36.5
Tax on profit	(15)	58.3	(33)	15.1
Profit from continuing operations	42	11.5	112	44.5
Net profit from discontinued operations	—	—	—	—
Consolidated profit	42	11.5	112	44.5
Minority interests	(0)	(89.4)	(4)	—
Attributable profit to the Group	42	7.2	116	50.0

BALANCE SHEET
Customer loans**	23,333	(3.2)	23,333	(5.6)
Trading portfolio (w/o loans)	1,998	6.2	1,998	11.7
Available-for-sale financial assets	8,060	13.2	8,060	72.9
Due from credit institutions**	2,466	(1.0)	2,466	(10.7)
Intangible assets and property and equipment	749	(1.8)	749	(16.4)
Other assets	6,708	6.9	6,708	1.5

Total assets/liabilities & shareholders’ equity	43,313	1.6	43,313	4.5

Customer deposits**	24,131	3.8	24,131	(0.2)
Marketable debt securities**	3,793	(0.5)	3,793	59.7
Subordinated debt**	0	(1.3)	0	209.7
Insurance liabilities	80	(0.7)	80	(8.9)
Due to credit institutions**	12,070	(1.6)	12,070	1.6
Other liabilities	620	(3.4)	620	73.1
Shareholders’ equity***	2,619	1.4	2,619	2.9
Other managed and marketed customer funds	2,347	(2.1)	2,347	14.9
Mutual and pension funds	2,095	(3.7)	2,095	9.3
Managed portfolios	252	13.7	252	99.5
Managed and marketed customer funds	30,271	2.8	30,271	5.8

RATIOS (%) Y OPERATING MEANS
ROE	6.42	0.47 p.	5.92	1.85 p.
Efficiency ratio (with amortisations)	53.0	2.0 p.	52.5	(0.8 p. )
NPL ratio	8.49	0.33 p.	8.49	0.63 p.
NPL coverage	53.9	0.8 p.	53.9	2.0 p.
Number of employees	5,515	—	5,515	(1.5)
Number of branches	620	(1.0)	620	(4.2)

(*)	Including dividends, income from the equity-accounted method and other operating income/expenses
(**)	Including all on-balance sheet balances for this item
(***)	Not including profit of the year

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■ PORTUGAL

•	Attributable profit of EUR 42 million, 7.2% more than the second quarter, with a positive performance each quarter during the year.

•	Profit was 50.0% higher than in the first nine months of 2013, backed by:

•	Increase of 5.2% in net interest income thanks to the improvement in the cost of funding.

•	Fall in costs (-1.1%) and in provisions (-41.4%), continuing the trends of previous quarters.

•	The net loan-to-deposit ratio improved to 97%.

Santander Totta is the country’s third largest bank by assets and focuses on retail banking, It has 620 branches and a 10% market share.

Economic environment

The economy benefited in the third quarter from the recovery of exports and services, the better evolution of unemployment and the restoring of the salaries of civil servants and pensions to the levels of 2010, after the Constitutional Court rejected some of the fiscal adjustment measures.

The government is sticking to its budget deficit target of 4.0% of GDP for this year. Higher spending will be offset by revenues, particularly from income tax and VAT. There are several factors, however, that could affect meeting the target but not in structural terms, such as including some companies in the perimeter of public administrations and the loan to the resolution fund for recapitalizing Novo Banco (former BES).

Strategy

Santander Totta’s strategy remained very focused on increasing profitability and market shares in the corporate segment.

Management of net interest income, both loans and deposits, and control of NPLs continued to be the centre of attention.

Activity

At the end of September, the capital adequacy indicators were still very solid. The Bank returned to the international markets with two issues of covered bonds. The first one in April was EUR 1,000 million at three years and the second, in June, EUR 750 million at five years. Demand for the issues was strong, and the Bank reduced its exposure to the European Central Bank.

Deposits excluding repos rose 4% year-on-year, due to the 6% growth in the third quarter (gain in market share of more than 50 b.p.) Lending continued to fall in a deleveraging environment (-5% year-on-year), despite which there was a gain in market share of 43 b.p. in the last 12 months, both in companies as well as in individuals. The net loan-to-deposit ratio improved to 97%.

The NPL ratio was 8.49% at the end of September and coverage was 54%. In local criteria, the NPL and coverage ratios remained significantly better than Portugal’s average.

Results

Profit for the third quarter was EUR 42 million, 7.2% higher than in the second quarter, due to the lower level of provisions, as net interest income and fee income were unchanged and costs were stable.

Profit in the first nine months rose 50.0% to EUR 116 million, mostly due to reduced needs for loan-loss provisions (-41.4%), which benefited from lower entries of NPLs in the last 12 months.

Net interest income rose 2.0%. Gross income remained unchanged because of lower fee income (-16.7%, affected by reduced activity and regulatory changes), which absorbed the rise in net interest income (+5.2%, reflecting the lower cost of funding, particularly from deposits) and trading gains. Costs were down 1.1%.

With this evolution of revenues and costs, the efficiency ratio improved by 0.8 percentage points year-on-year to 52.5%.

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■ POLAND (EUR million)

		o/ 2Q’14			o/ 9M’13
	3Q’14%		% w/o FX	9M’14%		% w/o FX
INCOME STATEMENT
Net interest income	215	(1.3)	(1.1)	639	11.5	10.8
Net fees	107	(3.0)	(2.8)	328	10.6	9.9
Gains (losses) on financial transactions	13	93.5	94.1	31	(69.7)	(69.9)
Other operating income*	0	(98.9)	(98.9)	24	19.8	19.0
Gross income	335	(5.0)	(4.8)	1,023	2.9	2.3
Operating expenses	(143)	(3.0)	(2.8)	(438)	0.9	0.3
General administrative expenses	(131)	(3.2)	(3.0)	(402)	2.2	1.6
Personnel	(77)	0.3	0.5	(230)	(1.3)	(1.9)
Other general administrative expenses	(55)	(7.8)	(7.6)	(172)	7.4	6.7
Depreciation and amortisation	(12)	0.0	0.2	(36)	(11.9)	(12.5)
Net operating income	192	(6.4)	(6.3)	585	4.4	3.8
Net loan-loss provisions	(44)	5.3	5.5	(129)	0.4	(0.2)
Other income	8	—	—	(11)	788.5	783.2
Profit before taxes	156	5.6	5.8	445	3.4	2.8
Tax on profit	(33)	20.9	21.1	(88)	6.9	6.3
Profit from continuing operations	122	2.1	2.3	358	2.6	2.0
Net profit from discontinued operations	—	—	—	—	—	—
Consolidated profit	122	2.1	2.3	358	2.6	2.0
Minority interests	31	(3.6)	(3.4)	94	7.1	6.5
Attributable profit to the Group	91	4.2	4.4	264	1.1	0.5

BALANCE SHEET
Customer loans**	17,217	0.9	1.4	17,217	5.6	4.4
Trading portfolio (w/o loans)	795	(0.5)	0.0	795	41.7	40.0
Available-for-sale financial assets	5,920	40.5	41.2	5,920	21.8	20.3
Due from credit institutions**	952	56.8	57.6	952	16.0	14.6
Intangible assets and property and equipment	224	4.9	5.5	224	2.3	1.0
Other assets	2,257	(12.2)	(11.7)	2,257	10.3	9.0

Total assets/liabilities & shareholders’ equity	27,364	7.5	8.0	27,364	10.3	9.0

Customer deposits**	20,224	10.4	10.9	20,224	16.2	14.8
Marketable debt securities**	236	95.6	96.6	236	—	—
Subordinated debt**	337	0.3	0.8	337	1.2	(0.1)
Insurance liabilities	79	0.1	0.6	79	—	—
Due to credit institutions**	1,072	(31.4)	(31.0)	1,072	(58.4)	(58.9)
Other liabilities	3,452	11.0	11.5	3,452	30.1	28.5
Shareholders’ equity***	1,964	1.6	2.1	1,964	6.9	5.6
Other managed and marketed customer funds	3,782	3.7	4.2	3,782	6.8	5.6
Mutual and pension funds	3,692	3.8	4.3	3,692	7.6	6.3
Managed portfolios	90	(0.9)	(0.4)	90	(17.0)	(18.0)
Managed and marketed customer funds	24,579	9.6	10.1	24,579	15.5	14.1

RATIOS (%) Y OPERATING MEANS
ROE	18.73	0.94 p.		17.75	(0.63 p. )
Efficiency ratio (with amortisations)	42.7	0.9 p.		42.8	(0.8 p. )
NPL ratio	7.43	0.01 p.		7.43	(0.32 p. )
NPL coverage	65.8	0.5 p.		65.8	1.7 p.
Number of employees	11,894	(1.4)		11,894	(4.8)
Number of branches	803	(1.7)		803	(3.9)

(*)	Including dividends, income from the equity-accounted method and other operating income/expenses
(**)	Including all on-balance sheet balances for this item
(***)	Not including profit of the year

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■ POLAND (all changes in local currency)

•	Attributable profit in the third quarter of EUR 91 million, 4.4% more than the second quarter.

•	Attributable profit in the first nine months of EUR 264 million, with a better quality income statement due to the good evolution of commercial revenues.

•	Good performance of volumes in the quarter, particularly thanks to the success of a deposit campaign targeted at attracting new customers.

•	The integration with Kredyt Bank coming to an end, enhancing productivity and activity.

In two years, BZ WBK has become the third largest bank in Poland in terms of loans and deposits (market shares of 7.4% and 8.3%, respectively). It has 803 branches and 116 agencies.

The Group’s business model in Poland continues to focus on retail banking, complemented by a leading presence in asset management, brokerage of securities, factoring and leasing.

Economic environment

The Polish economy began 2014 with GDP growing more than 3% in the first and second quarters, mainly spurred by buoyant domestic demand and a lower unemployment rate (11.7% in August).

In line with the rest of Europe, the third quarter indicators are beginning to reflect a slower pace of economic growth which, together with a negative inflation rate, led the central bank to cut its benchmark rate in October by 50 b.p. to 2.0%. The zloty fluctuated at between PLN 4.09 and 4.21/Euro.

Strategy

The merger of BZ WBK and Kredyt Bank has been completed. The integration was carried out with an effective management of costs and advances in improving productivity and commercial activity.

BZ WBK is the market leader in cards, mobile and electronic banking, and continues to offer innovative products and solutions for retail customers as well as for companies. In the third quarter,

several campaigns for deposits and cards were launched and new offers made such as the brokerage loan. This resulted in a gain in market share in deposits and credit cards.

The Next Generation Bank programme is also being continued to develop the Bank at all levels, focused on customer satisfaction, in order to become the bank of first choice.

Activity

Both lending (+2%) and especially funds (+10%) grew more quickly following the success of commercial campaigns. Of note was growth in consumer credit, leasing and factoring, and on the liabilities side time deposits and current accounts of affluent clients.

Loans without repos grew 5% year-on-year and funds without repos 13%.

As a result, the funding structure improved and at the end of September and the net loan-to-deposit ratio was 85%.

Results

Attributable profit of EUR 91 million in the third quarter, 4.4% more than in the second.

Gross income fell 4.8%, largely due to the impact of the receipt of dividends that usually occurs in the second quarter. Operating expenses fell 2.8%, following a second quarter when marketing costs were higher.

Attributable profit in the first nine months was EUR 264 million, in line with that of the same period of 2013, and affected by the sharp fall in trading gains (-69.9% due the high gains in 2013 in an environment of low interest rates). Excluding this impact, profit growth would have been more than 20%.

Of note was the growth in commercial revenues (+10.5%), spurred by net interest income (+10.8%) thanks to good management of spreads, mainly on funding. Net fee income rose 9.9%, with notable growth in that from commercial lending, insurance and the higher amount of transactions.

Operating expenses and provisions were stable, producing a further improvement in the cost of credit and the NPL ratio (7.43% in September as against 7.75% a year earlier). Coverage was 66%.

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INFORMATION BY PRINCIPAL SEGMENTS | FINANCIAL REPORT 2014 | 35

■ SANTANDER CONSUMER FINANCE (EUR million)

	3Q’14	% o/ 2Q’14	9M’14	% o/ 9M’13
INCOME STATEMENT
Net interest income	615	0.5	1,807	2.6
Net fees	207	(1.7)	638	6.8
Gains (losses) on financial transactions	(2)	—	(1)	—
Other operating income*	1	(76.2)	4	—
Gross income	821	(0.7)	2,447	4.0
Operating expenses	(354)	(0.8)	(1,076)	3.7
General administrative expenses	(305)	(0.5)	(917)	4.1
Personnel	(164)	1.1	(491)	1.6
Other general administrative expenses	(141)	(2.2)	(426)	7.2
Depreciation and amortisation	(49)	(2.6)	(159)	1.4
Net operating income	467	(0.6)	1,371	4.3
Net loan-loss provisions	(149)	21.3	(401)	(12.8)
Other income	(71)	314.1	(102)	57.4
Profit before taxes	247	(25.1)	868	9.9
Tax on profit	(57)	(33.3)	(208)	16.5
Profit from continuing operations	190	(22.3)	660	8.0
Net profit from discontinued operations	(7)	—	(7)	—
Consolidated profit	184	(24.9)	653	6.9
Minority interests	14	91.7	27	6.4
Attributable profit to the Group	170	(28.4)	626	7.0

BALANCE SHEET
Customer loans**	58,596	0.9	58,596	4.8
Trading portfolio (w/o loans)	41	(84.9)	41	(95.5)
Available-for-sale financial assets	603	2.1	603	0.9
Due from credit institutions**	5,544	(15.1)	5,544	(25.4)
Intangible assets and property and equipment	783	(1.6)	783	(16.7)
Other assets	3,355	9.2	3,355	40.6

Total assets/liabilities & shareholders’ equity	68,921	(0.6)	68,921	1.1

Customer deposits**	30,571	(0.5)	30,571	(0.5)
Marketable debt securities**	14,803	9.6	14,803	76.6
Subordinated debt**	65	0.0	65	544.9
Insurance liabilities	—	—	—	—
Due to credit institutions**	12,124	(12.0)	12,124	(31.2)
Other liabilities	3,373	(0.1)	3,373	(12.5)
Shareholders’ equity***	7,985	1.6	7,985	5.7
Other managed and marketed customer funds	7	2.4	7	10.0
Mutual and pension funds	7	2.4	7	10.0
Managed portfolios	—	—	—	—
Managed and marketed customer funds	45,446	2.6	45,446	16.2

RATIOS (%) Y OPERATING MEANS
ROE	8.70	(3.35 p. )	10.72	0.57 p.
Efficiency ratio (with amortisations)	43.1	(0.0 p. )	44.0	(0.1 p. )
NPL ratio	3.97	(0.10 p. )	3.97	0.01 p.
NPL coverage	106.4	1.2 p.	106.4	(2.8 p. )
Number of employees	12,254	(0.1)	12,254	3.2
Number of branches	572	(0.7)	572	(9.9)

(*)	Including dividends, income from the equity-accounted method and other operating income/expenses
(**)	Including all on-balance sheet balances for this item
(***)	Not including profit of the year

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36 | FINANCIAL REPORT 2014 | INFORMATION BY PRINCIPAL SEGMENTS

■ SANTANDER CONSUMER FINANCE

•	Third quarter attributable profit of EUR 170 million, 28.4% lower than the second quarter because of the seasonal nature of new car sales and higher provisions, which hide a solid business performance.

•	Attributable profit for the first nine months rose 7.0% year-on-year, spurred by:

•	Higher gross income (+4.0%) mainly driven by commercial revenues (+3.7%).

•	Lower loan-loss provisions (-12.8%) as a result of high credit quality.

•	Solid business model that produced further rises in profitable market share.

Economic environment

The units of Santander Consumer Finance (SCF) in Continental Europe conducted their business in an environment of recovery in consumption and new car registrations (+5% y-o-y in our footprint), and also tougher competition.

Strategy

In this environment SCF continued to gain market share, backed by a business model that has strengthened during the crisis. Its main planks are a high degree of geographic diversification with critical mass in key products, greater efficiency than our peers and a common system of risk control and recoveries, giving SCF high credit quality. The focus in 2014 is on:

•	Boosting new lending and crossed-selling, tailored to each market and backed by brand agreements and penetration in the used car market.

•	Exploiting its competitive advantages in the European consumer finance market in order to expand its presence.

Several agreements reached and/or materialized this year strengthen our position. In Spain, we are the leaders in consumer credit since the beginning of the year. In the Nordic countries, in the fourth quarter, SCF leadership in auto finance will be added to that of GE Money in direct credit and cards. As of 2015 and in several European countries, including France and Switzerland where SCF does not currently operate, the entry into force of the agreement with Banque PSA Finance will consolidate our auto finance leadership.

Activity

SCF’s gross lending stood at EUR 61,000 million in September (+5% y-o-y), driven by units in central and northern Europe and Spain showing signs of improvement.

New loans rose 13% year-on-year, spurred by direct credit and cards (+33% combined) and new-auto finance (+9%), a rate that surpassed the growth in new car registrations. All units increased their business in local currency (Poland: +28%) and peripheral countries grew faster than the area’s average. Slowdown in Germany (+4%) and in the Nordic countries (+10%), although they performed better than their markets.

On the funding side, stable customer deposits (almost EUR 31,000 million), differentiating us from our competitors. Greater recourse to wholesale funds (EUR 6,500 million captured in the first nine months via senior issues and securitisations). At the end of September, customer deposits and medium- and long-term issuances and securitisations covered 75% of the area’s net lending.

Results

Of note in the third quarter were solid commercial revenues, at a three-year high absorbing the seasonal nature of the business.

Over the second quarter, operating expenses were slightly lower and provisions rose, partly due to the sale of portfolios in that quarter, and partly to establishing a fund for contingencies.

The cost of credit was below 1% and credit quality maintained its high standards for this type of business (NPL ratio of 3.97%; coverage: 106%).

As a result, attributable profit was 28.4% lower.

In the first nine months year-on-year growth benefiting slightly from the perimeter effect. Of note was higher gross income (+4.0%), spurred by commercial revenues (+3.7%), and lower loan-loss provisions (-12.8%). Attributable profit increased 7.0% year-on-year.

The main units registered good performance of underlying profit, (net operating income after loan-loss provisions). Of note was growth in Poland and the Nordic countries of more than 19%, and the solid recovery of peripheral countries, led by Spain.

The UK (included in Santander UK for accounting purposes) posted an attributable profit of EUR 87 million (+4.6% year-on-year excluding the exchange rate impact).

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INFORMATION BY PRINCIPAL SEGMENTS | FINANCIAL REPORT 2014 | 37

■ UNITED KINGDOM (EUR million)

		o/ 2Q’14			o/ 9M’13
	3Q’14%		% w/o FX	9M’14%		% w/o FX
INCOME STATEMENT
Net interest income	1,089	5.2	2.4	3,113	25.1	19.2
Net fees	260	5.2	2.5	754	0.8	(4.0)
Gains (losses) on financial transactions	58	(15.8)	(18.6)	206	(35.3)	(38.4)
Other operating income*	9	122.4	120.6	28	58.5	51.0
Gross income	1,417	4.5	1.7	4,101	14.8	9.3
Operating expenses	(730)	4.1	1.3	(2,125)	8.7	3.5
General administrative expenses	(636)	6.7	3.9	(1,810)	9.0	3.9
Personnel	(424)	9.5	6.8	(1,190)	15.2	9.8
Other general administrative expenses	(212)	1.5	(1.3)	(620)	(1.2)	(5.8)
Depreciation and amortisation	(94)	(10.9)	(13.6)	(314)	6.7	1.7
Net operating income	687	4.9	2.2	1,977	22.1	16.4
Net loan-loss provisions	(89)	1.8	(1.1)	(296)	(32.1)	(35.3)
Other income	(73)	16.2	13.4	(182)	7.3	2.2
Profit before taxes	525	4.1	1.4	1,498	47.9	40.9
Tax on profit	(114)	8.6	5.9	(313)	51.6	44.5
Profit from continuing operations	411	2.9	0.2	1,186	47.0	40.0
Net profit from discontinued operations	—	—	—	—	(100.0)	(100.0)
Consolidated profit	411	2.9	0.2	1,186	49.6	42.5
Minority interests	—	—	—	—	(100.0)	(100.0)
Attributable profit to the Group	411	2.9	0.2	1,186	49.6	42.5

BALANCE SHEET
Customer loans**	248,940	4.1	0.9	248,940	5.0	(2.4)
Trading portfolio (w/o loans)	35,264	10.8	7.5	35,264	(1.1)	(8.0)
Available-for-sale financial assets	10,736	11.0	7.6	10,736	99.3	85.3
Due from credit institutions**	16,766	16.5	13.0	16,766	(29.6)	(34.5)
Intangible assets and property and equipment	2,502	6.6	3.4	2,502	4.0	(3.3)
Other assets	40,269	1.4	(1.6)	40,269	(15.0)	(21.0)

Total assets/liabilities & shareholders’ equity	354,478	5.1	2.0	354,478	0.8	(6.3)

Customer deposits**	203,721	5.3	2.1	203,721	3.3	(4.0)
Marketable debt securities**	70,402	7.0	3.7	70,402	4.9	(2.4)
Subordinated debt**	6,121	3.2	0.1	6,121	31.9	22.7
Insurance liabilities	—	—	—	—	—	—
Due to credit institutions**	25,544	(6.5)	(9.3)	25,544	(21.2)	(26.8)
Other liabilities	33,945	11.2	7.9	33,945	(8.8)	(15.2)
Shareholders’ equity***	14,745	4.2	1.0	14,745	12.2	4.3
Other managed and marketed customer funds	9,994	1.1	(1.9)	9,994	4.4	(2.9)
Mutual and pension funds	9,849	1.1	(1.9)	9,849	2.9	(4.3)
Managed portfolios	145	0.3	(2.8)	145	—	—
Managed and marketed customer funds	290,238	5.5	2.3	290,238	4.2	(3.1)

RATIOS (%) Y OPERATING MEANS
ROE	11.44	0.14 p.		11.24	3.14 p.
Efficiency ratio (with amortisations)	51.5	(0.2 p. )		51.8	(2.9 p. )
NPL ratio	1.80	(0.11 p. )		1.80	(0.18 p. )
NPL coverage	43.4	2.3 p.		43.4	1.8 p.
Number of employees	25,305	(2.3)		25,305	(0.4)
Number of branches	950	(11.3)		950	(20.2)

(*)	Including dividends, income from the equity-accounted method and other operating income/expenses
(**)	Including all on-balance sheet balances for this item
(***)	Not including profit of the year

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38 | FINANCIAL REPORT 2014 | INFORMATION BY PRINCIPAL SEGMENTS

■ UNITED KINGDOM (changes in sterling)

•	Attributable profit in the third quarter of £326 million, steady compared to the second quarter of 2014:

•	Net interest income rose 2.4%, increasing for the seventh consecutive quarter.

•	Costs remained broadly stable, increasing 1.3%.

•	Loan-loss provisions declined by 1.1% in a benign credit environment.

•	Marked increase in attributable profit for the first nine months; £962 million, up 42.5% versus the same period in 2013, underpinned by:

•	Net interest income grew 19.2%, with lower funding costs and increased corporate lending.

•	Management of costs, up only 3.5%, with efficiency gains to accommodate investment.

•	Loan-loss provisions down 35.3%, reflecting good credit quality in retail and corporate banking.

•	1|2|3 World continued to grow, reaching 3.3 million customers, up from 2.2 million a year ago.

•	9% growth in loans to corporates, clearly above the sector.

Economic environment

The relatively strong pace of economic growth has continued in 2014. GDP grew by 0.7% and 0.9% in the first and second quarters respectively and momentum remained strong into the third quarter, with 0.7% growth recorded.

Monetary policy has continued to be supportive for activity, with the quantitative easing programme maintained at £375 billion whilst Bank Rate has been steady at a record low of 0.5% since March 2009. Unemployment has fallen below the threshold set in the first phase of forward guidance in August 2013, and the Monetary Policy Committee is now monitoring a wider range of labour market and capacity indicators in the economy. The squeeze on real average earnings has continued into the third quarter of 2014.

Households’ borrowing annual growth rate has increased just over 2%. Although the pace has increased, this remains subdued relative to the pre-recession period. Borrowing by non-financial corporates is now broadly steady, having been consistently negative in recent years.

Strategy

Santander UK’s strategy remains focused on three priorities: loyal and satisfied retail customers; Bank of choice for UK companies; and consistent profitability and a strong balance sheet.

Santander UK continues to support its customers against the backdrop of a UK economy that is showing an increasing positive

momentum across all regions. In Retail Banking this is led by 1|2|3 World (current account, credit card, savings, etc.), which is deepening customer relationships and realising greater transactionality and increased loyalty. This offering remains one of the most successful in the UK market and has contributed to a 54% increase in current account balances over the past twelve months. The Select proposal, for affluent customers, continues to be promoted in order to build customer relationships and offer differentiated products and services for this segment. We are investing further in our digital banking capabilities.

Santander UK is becoming more diversified, with the growth of its Commercial Banking capability, expanding its presence in this market. Support for UK businesses continued with increased commercial lending, rising 9% in the last twelve months, and in addition, positive evolution in customer liabilities and increased account activity.

Balance sheet strength continues to underpin the strategy; capital, funding and liquidity are all robust with Santander UK maintaining a leading capital position among the main UK banks. At the end of September 2014 the CRD IV end point Common Equity Tier 1 Capital ratio stood at 11.9% and the leverage ratio was 3.7%, whilst the Liquidity Coverage Ratio (LCR) was 108%.

Activity

Santander UK is focused on the United Kingdom. Around 78% of customer loans are prime mortgages for homes in the UK. The portfolio of mortgages is of high quality, with an average stock LTV of 48%. There is no exposure to self-certified or subprime mortgages, while buy to let loans are around 2% of customer loans. In local criteria, customer loans amounted to £190,400 million, 1% higher than in September 2013. This growth was largely due to an increase in Commercial Banking loans and mortgages.

Gross mortgage lending amounted to £20,484 million, 58% more than in the first nine months of 2013, including £4.0bn to first time buyers and £900 million of Help to Buy. This positive trend in balance growth is expected to continue for the remainder the year, growing in line with the market.

Commercial Banking loans increased 9% to £23,500 million, with loan growth in both SMEs and large corporates. SME loans totalled £12,400 million.

Customer deposits of £150,900 million have increased 2% since September 2013. In Retail Banking the managed reduction of more rate sensitive and less stable deposits continued, with their replacement by deposits that offer better relationship opportunities. Commercial Banking deposits have grown by 3%.

At the end of September 2014, there were 3.3 million customers in 1|2|3 World, an increase of more than 1 million customers in a year. The 1|2|3 Current Account attracts more loyal customers, with most of these having their primary bank account with Santander UK, maintaining higher balances and having more products and greater transaction volumes. Total current account balances grew to £37,900 million, up 54% since September 2013 and rising 36% from December 2013.

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INFORMATION BY PRINCIPAL SEGMENTS | FINANCIAL REPORT 2014 | 39

Santander UK remains the leading choice for retail customers switching their current account provider. We achieved a net gain of 12% of accounts transferred since the launch of the current account switching service in September 2013, according to independent research. In this period, almost one-in-four of all customers who have moved banks have come to Santander UK.

All this is being recognised with various awards. At the MoneySuperMarket Awards, Santander UK won the “Best Current Account Provider” as well as taking the top award of “Best Overall Provider”. In July 2014 Santander UK received the “Best National Branch network” at the Your Money Award for the third year running and was recognised as providing the best service amongst the High Street banks by Moneysavingsexpert. Santander UK was named “Best Business Current Account Provider” - and “Business Start-Up Bank of the Year” - at the Business Moneyfacts Awards. Santander UK was also awarded with “5* Standard Current Account and Current Account Switching” by Defaqto.

Results

Attributable profit of £326 million in the third quarter, virtually the same as in the second quarter.

Net interest income increased 2.4%. It rose for the seventh quarter running and was the highest in the last eleven quarters. There was growth in commercial lending, whilst improving mortgage volumes offset some of the pressure on mortgage stock margins. Fees increased slightly in the quarter, reflecting an improved performance in retail.

Operating expenses increased by 1.3%. Management is focused on efficiencies, for costs to grow at a slower pace than revenues and for expenses to absorb increased investment in the business.

Provisions for loan losses amounted to £70 million, the lowest in the last ten quarters, with a broad improvement in credit quality in retail banking and commercial banking.

Compared to the first nine months of 2013, attributable profit was 42.5% higher.

This growth was largely due to commercial revenues (+13.8%), where it is noteworthy that net interest income increased 19.2%. The improved banking NIM particularly reflected the lower cost of retail liabilities. In addition, higher margin commercial lending grew further.

Operating expenses grew +3.5%, reflecting continued investment in the growth of the businesses serving SME and corporate customers as we expanded into new financial centres across the UK. In addition, the investment programmes continued to support the transformation of the business and the improvement of our technology and digital capabilities (with some 25% of sales online). All of this provides the underpinning for future efficiency improvements. The efficiency ratio of 51.8% improved by 2.9 p.p. compared to the first nine months of 2013.

Loan-loss provisions fell 35.3%, with good credit quality across retail and commercial portfolios. The NPL ratio of 1.80% is trending down and compares with 1.98% in December 2013. The stock of residential properties in possession remained very low at 0.04% of the total portfolio.

In short these results demonstrate that we have maintained the steady improvement in our performance and continued the progress evident through 2013 and 2014, particularly in net interest income. Net interest income/average customer assets improved to 1.81% in the first nine months of 2014, from 1.50% in the first nine months of 2013.

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40 | FINANCIAL REPORT 2014 | INFORMATION BY PRINCIPAL SEGMENTS

■ LATIN AMERICA (EUR million)

	3Q’14	o/ 2Q’14		9M’14	o/ 9M’13
		%	% w/o FX		%	% w/o FX
INCOME STATEMENT
Net interest income	3,484	(0.4)	(1.8)	10,326	(9.6)	2.2
Net fees	1,176	6.9	5.3	3,324	(5.7)	7.6
Gains (losses) on financial transactions	257	123.3	123.4	498	(43.6)	(35.3)
Other operating income*	21	(50.5)	(52.3)	60	35.2	57.5
Gross income	4,938	3.9	2.4	14,208	(10.5)	1.4
Operating expenses	(2,073)	6.2	4.7	(5,904)	(7.0)	5.7
General administrative expenses	(1,864)	5.4	3.9	(5,310)	(6.3)	6.4
Personnel	(1,032)	4.1	2.7	(2,956)	(6.8)	6.0
Other general administrative expenses	(832)	7.1	5.6	(2,354)	(5.8)	7.0
Depreciation and amortisation	(210)	13.9	12.4	(594)	(12.5)	(0.8)
Net operating income	2,864	2.2	0.8	8,304	(12.8)	(1.4)
Net loan-loss provisions	(1,340)	4.6	3.1	(3,860)	(23.6)	(14.4)
Other income	(231)	28.6	27.2	(571)	63.3	88.0
Profit before taxes	1,293	(3.6)	(4.9)	3,873	(6.0)	7.4
Tax on profit	(304)	(6.9)	(8.2)	(958)	4.3	21.3
Profit from continuing operations	990	(2.5)	(3.8)	2,915	(9.0)	3.5
Net profit from discontinued operations	—	—	—	—	—	—
Consolidated profit	990	(2.5)	(3.8)	2,915	(9.0)	3.5
Minority interests	204	(5.3)	(6.5)	618	(8.8)	1.9
Attributable profit to the Group	786	(1.8)	(3.1)	2,298	(9.0)	4.0

BALANCE SHEET
Customer loans**	140,656	3.2	3.4	140,656	6.7	10.0
Trading portfolio (w/o loans)	37,417	10.2	9.3	37,417	39.5	37.1
Available-for-sale financial assets	22,724	(9.3)	(8.2)	22,724	21.3	23.7
Due from credit institutions**	31,225	39.1	38.0	31,225	24.7	24.8
Intangible assets and property and equipment	3,890	1.0	2.1	3,890	(0.6)	2.6
Other assets	45,020	0.9	1.6	45,020	0.9	2.8

Total assets/liabilities & shareholders’ equity	280,932	5.5	5.7	280,932	11.9	14.2

Customer deposits**	137,480	7.5	7.6	137,480	7.1	9.9
Marketable debt securities**	32,935	3.6	5.0	32,935	15.7	18.8
Subordinated debt**	6,574	(2.8)	(1.5)	6,574	69.3	75.3
Insurance liabilities	—	—	—	—	—	—
Due to credit institutions**	29,652	(1.9)	(1.8)	29,652	16.5	18.3
Other liabilities	53,033	10.3	10.2	53,033	22.5	22.8
Shareholders’ equity***	21,258	(1.1)	(1.3)	21,258	(1.3)	0.0
Other managed and marketed customer funds	80,196	4.9	5.0	80,196	17.2	17.7
Mutual and pension funds	67,981	4.1	5.0	67,981	15.0	15.9
Managed portfolios	12,215	9.7	5.3	12,215	31.2	28.8
Managed and marketed customer funds	257,185	5.9	6.2	257,185	12.3	14.4

RATIOS (%) Y OPERATING MEANS
ROE	14.72	(0.23 p. )		14.54	0.06 p.
Efficiency ratio (with amortisations)	42.0	0.9 p.		41.6	1.6 p.
NPL ratio	4.98	(0.05 p. )		4.98	(0.31 p. )
NPL coverage	83.5	(2.8 p. )		83.5	(0.1 p. )
Number of employees	84,050	0.9		84,050	(2.2)
Number of branches	5,689	(0.3)		5,689	(2.7)

(*)	Including dividends, income from the equity-accounted method and other operating income/expenses
(**)	Including all on-balance sheet balances for this item
(***)	Not including profit of the year

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INFORMATION BY PRINCIPAL SEGMENTS | FINANCIAL REPORT 2014 | 41

■ LATIN AMERICA (all changes in constant currency)

•	Attributable profit of EUR 786 million, 3.1% less than the second quarter.

•	Gross income rose 2.4% due to higher fee income and trading gains (management of interest and fx rates).

•	Costs increased 4.7%, due to greater installed capacity, salary agreements, amortisations and perimeter impact.

•	Loan-loss provisions increased 3.1% due to Chile and Mexico.

•	Profit was 4.0% higher year-on-year in the first nine months at EUR 2,298 million, marking a change of trend.

•	Gross income rose 1.4%. Net interest income and fee income, the most recurring revenues, increased 3.4%, offsetting the lower trading gains.

•	Higher costs (+5.7%) from investment in business development (Mexico, Chile and Argentina). Brazil’s rose well below inflation.

•	Loan-loss provisions fell 14.4% due to Brazil and, to a lesser extent, Chile.

•	Lending increased 9% year-on-year and customer funds 11%, with growth in all units.

Grupo Santander has the region’s largest international franchise. It has 5,689 traditional branches and points of attention, 48.5 million customers and market shares of 9.7% in loans and 9.9% in deposits.

Economic environment

The slowdown started in 2013 intensified this year. GDP growth in the second quarter of 2014 was 0.5% year-on-year, much lower than the growth of more than 2% registered in the three previous quarters. The whole region was weak, but some countries more than others, against a backdrop of an uncertain international environment characterized by the normalization of the US monetary policy and lower growth in China.

Average regional inflation (excluding Argentina) rose slightly in the third quarter to 5.4% from 5.1% in the second quarter and 4.7% in 2013. The rise was across the board, although in some countries, such as Chile and Mexico, the increase is seen as temporary and inflation expectations are anchored at around the goals of central banks.

The monetary policies of the main countries continued to vary, depending on inflationary pressures. In Chile and Mexico, the anchoring of inflation expectations at around the goals of their central banks, enabled monetary policy to become more expansive and support economic activity. In Chile, the official interest rate was cut by 150 b.p. in the year-to-date, to 3.00% in October, while in Mexico it remained stable at 3.00%, following a cut of 50 b.p. in June. Brazil’s Selic rate rose 25 b.p. in October to 11.25%, totaling 400 b.p. since the beginning of 2013. Inflationary pressures are expected to soften in the coming months.

Volatile financial markets and the different focus of monetary policies in the US and the euro zone caused the dollar to appreciate in international markets. Latin American currencies depreciated against the dollar, although they strengthened against the euro in most countries. The evolution was varied, with the Mexican peso and the Peruvian sol strengthening against the euro by more than 4%. The region continued to be well prepared for any possible bouts of volatility: high level of reserves (close to $770,000 million), moderate budget deficits and low levels of public and private external debt.

In the main countries where Santander operates (Brazil, Mexico, Chile, Argentina and Uruguay), the systems’ banking business (loans + deposits) grew 10% year-on-year.

Lending rose 11% and deposits 8%.

Strategy

The strategy in 2014 continued to focus on expanding, consolidating and continuously improving the business of the commercial franchise. The range of products and services was strengthened in the third quarter and tailored to suit customers’ needs. This will spur long-term growth in business.

Improving customer transactions is a key factor for ensuring growth, particularly recurring revenues, while remaining vigilant of the quality of risks and the measures being put in place to improve efficiency should be reflected in profitability.

The Group’s main developments and results are set out below. All percentage changes exclude the exchange rate impact.

Activity

Lending excluding repos rose 9% year-on-year, with all countries growing: Brazil up 6%, Mexico 17%, Chile 8%, Argentina 20%, Uruguay 21% and Peru 34%. Total lending in the third quarter rose 3%, with that in Brazil up 4%, Chile and Argentina 2% and Mexico 1%,

Deposits excluding repos increased 8% year-on-year, with demand deposits up 13% and time deposits 4%, while mutual funds increased 16%. Deposits without repos plus mutual funds increased 4% over the second quarter. Both items performed similarly.

Results

Third quarter gross income was EUR 4,938 million, 2.4% higher than the second quarter (excluding the exchange rate impact).

Net interest income fell 1.8%, due to the change of mix, low interest rates in some countries, a moderate rise in volumes and a smaller contribution from structural UF positions, linked to inflation. Net fee income rose 5.3%, with growth in all countries, except Mexico, and trading gains grew because of greater activity with clients, movements in interest rates and a weak second quarter in Brazil.

Operating expenses increased 4.7%, due to the increase in installed capacity in Mexico and Argentina, salary adjustments from collective bargaining agreements in Brazil and Chile, rise in costs indexed to

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42 | FINANCIAL REPORT 2014 | INFORMATION BY PRINCIPAL SEGMENTS

■ LATIN AMERICA. INCOME STATEMENT (EUR million)

	Net operating income						Attibutable profit to the Group
		o/ 2Q’14			o/ 9M’13			o/ 2Q’14			o/ 9M’13
	3Q’14%		% w/o FX	9M’14%		% w/o FX	3Q’14%		% w/o FX	9M’14%		% w/o FX
Brazil	1,900	6.1	4.5	5,410	(16.4)	(6.7)	409	3.6	1.9	1,167	(8.6)	1.9
Mexico	471	1.7	(0.8)	1,341	(4.6)	1.6	167	(0.8)	(3.4)	474	(15.9)	(10.4)
Chile	288	(15.4)	(14.8)	961	(1.4)	16.6	92	(30.1)	(29.5)	347	9.8	29.9
Argentina	150	(8.4)	(8.2)	441	(15.0)	32.2	85	7.4	7.6	220	(13.1)	35.2
Uruguay	26	17.5	16.7	71	(0.0)	17.6	15	26.5	25.4	40	(5.8)	10.8
Peru	9	6.1	3.6	24	22.4	32.3	6	5.4	3.0	16	18.8	28.4
Rest	(18)	(2.0)	(5.2)	(48)	(15.9)	(13.8)	(15)	(0.5)	(3.9)	(40)	12.6	16.5

Subtotal	2,826	2.0	0.6	8,200	(12.8)	(1.2)	759	(2.3)	(3.5)	2,224	(8.5)	5.0

Santander Private Banking	38	21.0	17.1	104	(13.6)	(11.1)	27	15.5	11.7	73	(22.3)	(20.1)

Total	2,864	2.2	0.8	8,304	(12.8)	(1.4)	786	(1.8)	(3.1)	2,298	(9.0)	4.0

inflation and exchange rates and greater amortisations. Net operating income increased 0.8% to EUR 2,864 million.

Loan-loss provisions increased 3.1%, due to Mexico, Chile and to a lesser extent Brazil. The NPL ratio was 4.98% and coverage 84%.

Profit before tax was EUR 1,293 million and attributable profit EUR 786 million, 3.1% less than in the second quarter.

Gross income in the first nine months was 1.4% more than in the same period of 2013, as follows:

•	Net interest income rose 2.2% due to higher volumes, which offset the pressure of spreads and the change of mix to lower cost of credit products, but also with lower spreads, mainly in Brazil and Mexico.

•	Fee income increased 7.6%, and was up in all countries.

•	Trading gains were down 35.3%, due to lower volatility in 2014 and higher portfolio disposals in 2013.
•	Operating expenses increased 5.7% year-on-year, partly due to investment in networks (some traditional and others focused on priority customer segments) and business projects, and partly because of salary agreements and contracted services indexed to inflation and exchange rates.

•	Loan-loss provisions were down 14.4% year-on-year, largely due to Brazil and, to a lesser extent, Chile.

•	Net operating income after provisions was EUR 4,444 million, 13.7% more than the first nine months of 2013.

•	Profit before tax was 7.4% higher at EUR 3,873 million.

•	Higher taxes (Brazil, Mexico and Chile) and minority interests, resulted in attributable profit 4.0% higher at EUR 2,298 million (falls in previous quarters).

•	Retail Banking’s net profit was 6.5% lower and Global Wholesale Banking’s rose 39.9%.

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■ BRAZIL (EUR million)

		o/ 2Q’14			o/ 9M’13
	3Q’14%		% w/o FX	9M’14%		% w/o FX
INCOME STATEMENT
Net interest income	2,277	(0.8)	(2.4)	6,771	(13.0)	(2.9)
Net fees	741	8.3	6.7	2,055	(5.1)	5.8
Gains (losses) on financial transactions	147	—	—	127	(73.5)	(70.4)
Other operating income*	26	(40.7)	(43.1)	77	256.3	297.4
Gross income	3,192	6.9	5.3	9,029	(13.6)	(3.6)
Operating expenses	(1,291)	8.0	6.5	(3,620)	(9.0)	1.5
General administrative expenses	(1,154)	7.5	5.9	(3,234)	(8.6)	2.0
Personnel	(621)	5.1	3.4	(1,761)	(8.2)	2.4
Other general administrative expenses	(533)	10.4	8.9	(1,472)	(9.1)	1.4
Depreciation and amortisation	(137)	12.8	11.5	(386)	(12.5)	(2.5)
Net operating income	1,900	6.1	4.5	5,410	(16.4)	(6.7)
Net loan-loss provisions	(958)	2.7	1.1	(2,795)	(28.5)	(20.2)
Other income	(253)	52.8	51.6	(561)	66.7	86.0
Profit before taxes	689	(0.5)	(2.1)	2,053	(7.7)	2.9
Tax on profit	(170)	(9.8)	(11.4)	(560)	(3.1)	8.1
Profit from continuing operations	520	3.0	1.4	1,493	(9.3)	1.1
Net profit from discontinued operations	—	—	—	—	—	—
Consolidated profit	520	3.0	1.4	1,493	(9.3)	1.1
Minority interests	111	0.9	(0.7)	326	(11.8)	(1.7)
Attributable profit to the Group	409	3.6	1.9	1,167	(8.6)	1.9

BALANCE SHEET
Customer loans**	72,918	2.0	4.8	72,918	5.1	6.5
Trading portfolio (w/o loans)	18,130	6.9	9.9	18,130	55.4	57.6
Available-for-sale financial assets	15,290	(16.7)	(14.4)	15,290	24.6	26.3
Due from credit institutions**	14,982	47.9	51.9	14,982	28.3	30.0
Intangible assets and property and equipment	2,742	(1.9)	0.8	2,742	(4.2)	(2.9)
Other assets	30,763	(2.7)	(0.0)	30,763	(1.6)	(0.3)

Total assets/liabilities & shareholders’ equity	154,824	2.3	5.1	154,824	11.3	12.8

Customer deposits**	70,892	3.6	6.4	70,892	7.7	9.2
Marketable debt securities**	22,999	5.6	8.5	22,999	15.0	16.6
Subordinated debt**	4,372	(9.3)	(6.8)	4,372	52.9	55.0
Insurance liabilities	—	—	—	—	—	—
Due to credit institutions**	16,651	3.3	6.1	16,651	14.0	15.6
Other liabilities	28,368	1.4	4.2	28,368	21.8	23.5
Shareholders’ equity***	11,542	(5.2)	(2.6)	11,542	(8.4)	(7.1)
Other managed and marketed customer funds	50,864	2.6	5.4	50,864	11.6	13.1
Mutual and pension funds	47,513	2.4	5.2	47,513	11.9	13.5
Managed portfolios	3,351	4.8	7.6	3,351	7.2	8.7
Managed and marketed customer funds	149,127	3.1	5.9	149,127	11.1	12.6

RATIOS (%) Y OPERATING MEANS
ROE	13.73	0.56 p.		13.21	0.66 p.
Efficiency ratio (with amortisations)	40.5	0.4 p.		40.1	2.0 p.
NPL ratio	5.64	(0.14 p. )		5.64	(0.48 p. )
NPL coverage	91.4	(3.4 p. )		91.4	(0.6 p. )
Number of employees	46,621	(1.2)		46,621	(7.4)
Number of branches	3,427	(0.6)		3,427	(6.4)

(*)	Including dividends, income from the equity-accounted method and other operating income/expenses
(**)	Including all on-balance sheet balances for this item
(***)	Not including profit of the year

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■ BRAZIL (all changes in local currency)

•	Attributable profit in the third quarter of EUR 409 million, 1.9% higher than the second quarter due to:

•	Gross income increased 5.3%, largely due to fee income and trading gains.

•	Operating expenses rose 6.5% (salary agreement and GetNet entry) and provisions 1.1%.

•	Attributable profit profit in the first nine months was 1.9% higher y-o-y at EUR 1,167 million, due to a change of trend after declines in previous periods.

•	Profit rose due to lower provisions (-20.2%) and control of costs (+1.5%).

•	Gross income fell 3.6% because of the change of mix of the portfolio and the squeezing of spreads on loans, which were not offset by the growth in volumes.

•	Lending grew 6% year-on-year and funds 8% (4% and 3%, respectively, in the quarter).

•	The offer to acquire the minority interests was accepted by 13.65% of share capital. As a result, the Group’s stake reached 88.30%.

Santander Brazil is the country’s third largest private sector bank by assets and the largest foreign bank in the country. It operates in the main regions, with 3,427 branches and points of banking attention, 15,179 ATMs and 30.8 million customers.

Offer to acquire the minority interests of Santander Brasil

On October 30 ended the acceptance period of the exchange offer made for the shares of Banco Santander Brasil that are not held by Grupo Santander, which was formally launched on September 18, 2014.

Securities representing 13.65% of Santander Brasil’s share capital have been tendered in the Offer. Therefore, Grupo Santander’s shareholding in Santander Brasil will increase to 88.30% of its share capital.

Economic environment

Brazil is the world’s seventh largest economy (in nominal GDP terms), according to the World Bank. GDP contracted 0.9% year-on-year in the second quarter due to lower investment and moderate consumption growth. The labour market is still firm, with the jobless rate close to an historic low (4.9% in September).

The central bank’s Selic rate rose 25 b.p. in October to 11.25%, an increase of 125 b.p. this year (+400 b.p. since the beginning of 2013). These hikes should help to contain inflation, which was 6.75% in September and above the upper end of the target range.

The system’s lending rose 1% in September (+12% year-on-year), spurred by earmarked credit (+2% in the month and +21% year-on-year) and mainly mortgages. State banks’ lending grew 17% in the last 12 months and private sector banks 6%.

Strategy

Santander Brasil is a universal bank focusing on retail banking. It is expanding its businesses via:

•	Increasing preferred banking customers and linkage: simple and efficient segmented products and services, which via a multichannel platform seek to maximize customer satisfaction.

•	Recurrence and sustainability: growth of businesses with greater revenue diversification, cutting the cost of risk against the sector.

•	Productivity: intense agenda of transformation in line with that of the financial industry.

•	Disciplined use of capital and liquidity: to remain financially sound, manage regulatory changes and exploit growth opportunities.

The objectives for 2014 are:

•	Grow the customer base and improve linkage.

•	Focus on lower risk profile products and segments and ones with a high linkage capacity, such as mortgage loans, payroll, agro business, auto finance and SMEs.

•	Growth in funds aligned with assets.

•	All associated with an increase in business productivity and enhanced efficiency.

Progress was made throughout 2014 in the strategic guidelines. Of note from a commercial standpoint were:

1.	Under the strategy to strengthen acquiring business, the acquisition of GetNet was completed. Banco Santander Brasil S.A. has an indirect stake of 88.5%.

2.	Reconsidering banking channels (Customer Service, Internet, Mobile Banking, etc.), with an easy-to-use service, more accessible and commercial. New and different proposals of products and services, which are producing growth in the high-medium-income segments.

3.	In order to leverage activities in payroll business, a joint venture was formed with Banco Bonsucesso, S.A. to expand the range of products and improve the distribution and marketing capacity.

4.	Greater focus on core deposits (demand and savings) in order to increase linkage and customer transactions.

5.	Santander Conta Conecta, a current account for the segments of individuals and SMEs enabling payments to be received with cards on smartphones and tablets. Currently it has over 45,000 accounts.

6.	New means of payment product, known as Santander Pague Direto, in co-operation with Ambev, Brazil’s leading drinks producer, which offers solutions for SMEs and enables shops to pay for their orders with the Santander terminal more practically, quickly and safely.

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7.	The Bank announced the acquisition of a 50% stake in SuperBank, a digital platform offering the sale of financial products and services via a prepaid card. This transaction will boost our strategy in the mass-affluent segment. The transaction, which is pending regulatory approval, is expected to be completed in the fourth quarter of 2014.

Activity

Lending accelerated in the third quarter (+4%), while deposits and mutual funds increased 2% and 5%, respectively.

Customer lending grew 6% year-on-year, with the focus on mortgages (+34%), agro business (+19%), BNDEs (+26%) and large companies (+16%). Payroll accounts, SMEs and consumer credit declined 2%, 6% and 3%, respectively, in the last 12 months.

Deposits excluding repos increased 4% year-on-year. Demand and savings deposits rose 12% and mutual funds 13%.

The market shares of Santander Brasil were 8.1% in total lending (12% in non-earmarked lending) and 7.6% in deposits.

The strategy followed in the last few months is pushing up the market share in segments where the Bank is not very active, such as BNDEs (+15 b.p.) or mortgages for individuals (+11 b.p.), as well as auto finance where Santander is the market leader with a market share of 20%.

Results

Attributable profit in the third quarter was EUR 409 million, 1.9% higher than in the second quarter.

Gross income increased 5.3%, mainly due to fee income and trading gains.

Fee income increased 6.7%. Of note was that from mutual funds (+10.4%), foreign trade (+6.4%) and cards, benefiting from the incorporation of GetNet in the quarter.

Trading gains were higher because of greater business with customers and management of assets and liabilities, and market volatility, coupled with reduced revenues in the second quarter.

Net interest income was 2.4% lower, feeling the pinch from the change of mix of loans, which was only partly offset by moderate growth in volumes.

Operating expenses increased 6.5%, impacted by the labour agreement and the perimeter impact (GetNet entry).

Loan-loss provisions rose 1.1%, due to more lending.

Gross income in the first nine months of EUR 9,029 million was 3.6% lower than in the same period of 2013. Trading gains declined 70.4% (very high gains in 2013 because of the sale of portfolios). Net interest income was down 2.9%, due to the change of portfolio mix towards lower risk/spread products and squeezing of spreads on loans.

Of note was fee income which rose 5.8%, driven by cards (+12.4%) and foreign trade (+14.3%).

Excellent evolution of operating expenses, which only increased 1.5% at a time when inflation was running at more than 6%.

Loan-loss provisions were 20.2% lower in the first nine months year-on-year, further improving the cost of credit in recent quarters.

The NPL ratio was 5.64%, improving both, quarter-on-quarter and year-on-year. Of note as the early-warning indicator (15-90 days) in local criteria, was the sharp fall of NPLs (72 b.p.) in the quarter. Coverage was 91%.

Profit before tax was EUR 2,053 million (+2.9%).

Attributable profit rose 1.9% to EUR 1,167 million. This rise was due to a change of trend after year-on-year declines registered in the first quarter and the first half of the year.

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■ MEXICO (EUR million)

		o/ 2Q’14			o/ 9M’13
	3Q’14%		% w/o FX	9M’14%		% w/o FX
INCOME STATEMENT
Net interest income	561	6.0	3.4	1,599	0.6	7.1
Net fees	192	0.4	(2.2)	573	(3.8)	2.5
Gains (losses) on financial transactions	53	(14.6)	(16.9)	142	(1.2)	5.2
Other operating income*	(15)	111.9	109.5	(34)	177.2	195.3
Gross income	791	2.0	(0.6)	2,279	(1.6)	4.8
Operating expenses	(319)	2.3	(0.3)	(938)	3.0	9.8
General administrative expenses	(286)	1.8	(0.8)	(840)	2.8	9.6
Personnel	(156)	5.8	3.1	(446)	(1.5)	4.9
Other general administrative expenses	(130)	(2.5)	(5.1)	(395)	8.3	15.3
Depreciation and amortisation	(33)	6.8	4.2	(97)	4.7	11.5
Net operating income	471	1.7	(0.8)	1,341	(4.6)	1.6
Net loan-loss provisions	(210)	10.1	7.4	(579)	(0.6)	5.9
Other income	6	—	—	2	(88.3)	(87.5)
Profit before taxes	267	(1.2)	(3.8)	764	(9.4)	(3.5)
Tax on profit	(50)	(10.2)	(12.7)	(155)	48.8	58.5
Profit from continuing operations	217	1.1	(1.4)	609	(17.6)	(12.3)
Net profit from discontinued operations	—	—	—	—	—	—
Consolidated profit	217	1.1	(1.4)	609	(17.6)	(12.3)
Minority interests	49	8.3	5.7	135	(23.2)	(18.2)
Attributable profit to the Group	167	(0.8)	(3.4)	474	(15.9)	(10.4)

BALANCE SHEET
Customer loans**	26,162	6.7	2.4	26,162	24.5	18.6
Trading portfolio (w/o loans)	12,469	7.5	3.1	12,469	21.0	15.2
Available-for-sale financial assets	4,097	3.9	(0.3)	4,097	31.5	25.3
Due from credit institutions**	9,606	37.7	32.2	9,606	27.8	21.7
Intangible assets and property and equipment	392	(1.2)	(5.1)	392	3.9	(1.0)
Other assets	5,463	(0.6)	(4.6)	5,463	10.8	5.5

Total assets/liabilities & shareholders’ equity	58,189	9.9	5.5	58,189	23.1	17.3

Customer deposits**	28,691	15.7	11.0	28,691	11.3	6.0
Marketable debt securities**	3,791	(0.7)	(4.7)	3,791	54.4	47.0
Subordinated debt**	1,027	5.8	1.5	1,027	—	—
Insurance liabilities	—	—	—	—	—	—
Due to credit institutions**	6,576	(16.1)	(19.5)	6,576	47.0	40.1
Other liabilities	14,142	21.0	16.2	14,142	28.2	22.1
Shareholders’ equity***	3,962	4.0	(0.2)	3,962	12.7	7.4
Other managed and marketed customer funds	12,406	5.8	1.5	12,406	20.5	14.8
Mutual and pension funds	12,406	5.8	1.5	12,406	20.5	14.8
Managed portfolios	—	—	—	—	—	—
Managed and marketed customer funds	45,915	11.1	6.6	45,915	19.2	13.5

RATIOS (%) Y OPERATING MEANS
ROE	17.29	(0.49 p. )		17.04	(1.83 p. )
Efficiency ratio (with amortisations)	40.4	0.1 p.		41.2	1.9 p.
NPL ratio	3.74	0.22 p.		3.74	0.16 p.
NPL coverage	90.1	(6.5 p. )		90.1	(8.9 p. )
Number of employees	15,889	6.9		15,889	10.0
Number of branches	1,299	0.5		1,299	5.7

(*)	Including dividends, income from the equity-accounted method and other operating income/expenses
(**)	Including all on-balance sheet balances for this item
(***)	Not including profit of the year

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■ MEXICO (all changes in local currency)

•	Attributable profit of EUR 167 million, 3.4% less than in the second quarter:

•	Trading gains fell 16.9% after strong results in the second quarter from interest rate cuts.

•	Net interest income increased 3.4% backed by higher volumes.

•	Operating expenses were unchanged, absorbing the opening of 22 branches.

•	Higher loan-loss provisions (+7.4%).

•	Attributable profit in the first nine months was EUR 474 million. Profit before tax was 3.5% lower.

•	Good dynamics of recurring commercial revenues: net interest income up 7.1% and fee income 2.5%.

•	Costs rose 9.8%, due to more installed capacity.

•	Loan-loss provisions rose 5.9%, a slower pace than the growth in lending.

•	Lending and funds excluding repos grew 17% and 10% year-on-year, respectively.

Santander is the third largest banking group in Mexico by business volume, with a market share in loans of 13.9% and 14.2% in deposits. It has 1,299 branches and more than 11 million customers.

Economic environment

Activity improved in the second and third quarters, thanks to non-oil exports and domestic demand. GDP rose 1.0% in the second quarter over the first.

The peso appreciated 5.0% in the quarter to MXN 17.0/Euro at the end of September. Inflation rose to 4.2% in September due to one-off pressures on processed food and agricultural prices. The Bank of Mexico held its benchmark rate at 3.0%.

Demand for loans is beginning to react. Credit granted by retail banks increased 8% year-on-year and deposits 10%.

The secondary legislation for energy and telecoms was approved and the energy reforms began to be enacted.

Strategy

The focus on high income and SMEs segments continued, maintaining leadership in the latter in lending through packets of products and services, as well as attention models tailored to customers’ needs. Also, the platform Santander Advance was launched, and will contribute to boost growth in this segment.

The development of models and processes to attract new clients was reinforced for products such as funds capturing, insurance, credit cards, mortgages and personal loans.

The customer vision was strengthened with CRM tools and greater development of multi-channels through a solid distribution platform. Campaigns to foster transactional linkage were also launched.

The branch expansion plan begun in 2012 continued: 22 new branches were opened in the third quarter for a total of 134 since the project started.

The number of specialized Select offices for high income clients reached 114, up from 66 in 2012.

Activity

Lending grew 17% year-on-year. Credit to SMEs increased 26%, mortgages 34% (partly due to the perimeter) and 11% to consumer. Cards grew at a more moderate 6%.

Funds were 10% higher (demand: +18%; time: -13% and mutual funds: +15%). Lending rose 1% in the third quarter and funds 4%.

Results

Attributable profit in the third quarter was 3.4% lower than in the second quarter at EUR 167 million, due to the 16.9% drop in trading gains following the high results in the second quarter stemming from the valuation of the treasury positions after the cut in interest rates.

Net interest income increased 3.4%, fee income fell 2.2%, costs were flat and provisions rose 7.4%.

The NPL ratio was 3.74% and coverage 90%. Credit quality was similar to the system’s average.

Gross income in the first nine months was 4.8% higher. Net interest income was up 7.1% and fee income 2.5%. Costs increased 9.8% because of the increased installed capacity, while provisions rose 5.9% and the cost of credit improved.

The efficiency ratio was 41.2%, the recurrence ratio 68.1% and ROE 17.0%.

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48 | FINANCIAL REPORT 2014 | INFORMATION BY PRINCIPAL SEGMENTS

■ CHILE (EUR million)

		o/ 2Q’14			o/ 9M’13
	3Q’14%		% w/o FX	9M’14%		% w/o FX
INCOME STATEMENT
Net interest income	387	(13.5)	(12.8)	1,243	(1.5)	16.5
Net fees	83	5.9	6.5	243	(14.7)	1.0
Gains (losses) on financial transactions	30	50.4	50.9	88	(27.5)	(14.2)
Other operating income*	5	(2.6)	(2.0)	15	0.3	18.7
Gross income	505	(8.3)	(7.7)	1,589	(5.6)	11.7
Operating expenses	(217)	3.1	3.7	(628)	(11.3)	4.9
General administrative expenses	(197)	0.2	0.8	(574)	(8.2)	8.7
Personnel	(122)	(0.7)	(0.0)	(353)	(8.5)	8.2
Other general administrative expenses	(75)	1.6	2.2	(221)	(7.5)	9.4
Depreciation and amortisation	(20)	46.4	47.0	(54)	(35.0)	(23.1)
Net operating income	288	(15.4)	(14.8)	961	(1.4)	16.6
Net loan-loss provisions	(131)	11.0	11.6	(365)	(19.9)	(5.2)
Other income	3	—	—	(7)	—	—
Profit before taxes	160	(27.2)	(26.6)	589	11.8	32.3
Tax on profit	(25)	(13.9)	(13.3)	(86)	17.9	39.5
Profit from continuing operations	136	(29.2)	(28.6)	503	10.9	31.2
Net profit from discontinued operations	—	—	—	—	—	—
Consolidated profit	136	(29.2)	(28.6)	503	10.9	31.2
Minority interests	43	(27.2)	(26.6)	156	13.4	34.1
Attributable profit to the Group	92	(30.1)	(29.5)	347	9.8	29.9

BALANCE SHEET
Customer loans**	29,057	1.2	1.5	29,057	(2.2)	8.3
Trading portfolio (w/o loans)	2,723	29.3	29.6	2,723	150.9	177.7
Available-for-sale financial assets	2,192	22.0	22.3	2,192	(11.8)	(2.3)
Due from credit institutions**	3,630	27.3	27.6	3,630	25.7	39.1
Intangible assets and property and equipment	295	5.0	5.2	295	(8.8)	0.9
Other assets	2,749	31.5	31.8	2,749	(16.0)	(7.1)

Total assets/liabilities & shareholders’ equity	40,647	7.5	7.7	40,647	2.2	13.2

Customer deposits**	21,294	6.9	7.1	21,294	(3.5)	6.8
Marketable debt securities**	6,047	(1.6)	(1.4)	6,047	1.6	12.5
Subordinated debt**	1,152	21.6	21.8	1,152	14.6	26.8
Insurance liabilities	—	—	—	—	—	—
Due to credit institutions**	5,129	10.5	10.7	5,129	11.1	23.0
Other liabilities	4,812	22.1	22.4	4,812	23.6	36.8
Shareholders’ equity***	2,213	(0.3)	(0.0)	2,213	(0.0)	10.7
Other managed and marketed customer funds	6,777	6.8	7.0	6,777	19.5	32.3
Mutual and pension funds	5,194	7.1	7.4	5,194	21.1	34.0
Managed portfolios	1,583	5.8	6.0	1,583	14.7	26.9
Managed and marketed customer funds	35,270	5.7	5.9	35,270	1.6	12.5

RATIOS (%) Y OPERATING MEANS
ROE	16.89	(6.38 p. )		20.40	3.01 p.
Efficiency ratio (with amortisations)	42.9	4.8 p.		39.5	(2.6 p. )
NPL ratio	5.98	0.04 p.		5.98	(0.02 p. )
NPL coverage	52.3	0.6 p.		52.3	2.6 p.
Number of employees	12,093	1.0		12,093	(1.0)
Number of branches	476	(1.0)		476	(2.5)

(*)	Including dividends, income from the equity-accounted method and other operating income/expenses
(**)	Including all on-balance sheet balances for this item
(***)	Not including profit of the year

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INFORMATION BY PRINCIPAL SEGMENTS | FINANCIAL REPORT 2014 | 49

■ CHILE (all changes in local currency)

•	Third quarter attributable profit of EUR 92 million, 29.5% lower than the second quarter:

•	Gross income dropped 7.7%, mostly due to the smaller contribution of the portfolio indexed to inflation.

•	Operating expenses rose 3.7% due to amortisations.

•	Loan-loss provisions increased 11.6% due to the updating of the parameters of the model for SMEs.

•	Attributable profit in the first nine months was 29.9% higher year-on-year at EUR 347 million.

•	Gross income grew 11.7%, driven by net interest income (+16.5%, from the rise in inflation, the growth of volumes in target segments and better deposit mix).

•	Loan-loss provisions were 5.2% lower due to the reduction in the irregular portfolio in consumer credit and corporate loans.

•	Lending grew 8% year-on-year and funds excluding repos 12% (+2% and +6% respectively, quarter-on-quarter).

Santander is the leading bank in Chile in terms of assets and customers, with a marked focus on retail activity (individuals and SMEs). Its market share in loans is 19.1% and 17.0% in deposits. Of note is its share of loans to individuals; it is the leader in consumer finance (market share of 24.7%) and mortgages (20.8%). It has 476 branches, 1,692 ATMs and 3.6 million customers.

Economic environment

The economy grew 1.9% year-on-year in the second quarter, a slower pace of growth because of lower private investment and reduced growth in private consumption. The labour market remained strong, with the unemployment rate at 6.7% in August. Year-on-year inflation was 4.9% in September and the central bank’s key rate was 3.00%, following a cut of 25 b.p. in October. The system’s total lending grew 9% year-on-year and deposits 5% (excluding Corpbanca’s lending in Colombia).

Strategy

The Group continued to focus on ensuring long-term profitability in a scenario of lower spreads and greater regulation. The Strategic Plan puts the customer at the centre and seeks to consolidate the franchise and leadership positions. The objective is to be the best-valued bank in the country through four pillars: improve the quality of customer attention and customer experience; focus on retail banking, especially retail customers (medium and high income customers and SMEs) and medium-sized companies; manage risks proactively and conservatively, and continuously improve operational processes.

Activity

Lending rose 8% year-on-year, with advances in target segments: 17% to the high income segment, 5% to SMEs and 6% to companies. Funds increased 12% (+10% demand deposits and +34% mutual funds).

In funding, the Bank continued its strategy of selective funding, focusing on demand deposits and benefiting from the cut in interest rates, as well as from the bond issues at the beginning of the year in advantageous conditions.

Results

Gross income was 7.7% lower in the third quarter than in the second, due to lower net interest income related to the smaller contribution of the UF portfolio indexed to inflation (0.6% in the third quarter as against 1.8% in the second). Fee income, on the other hand, grew 6.5%, with that from international business up 24.0%, cards 12.7% and cash management 6.0%. Trading gains also increased because of the valuation of treasury positions, following the cut in interest rates and a sustained rise in customer business.

Costs up 3.7% due to the larger amortisations, the new developments of the NEOCRM platform and those indexed to the euro.

Loan-loss provisions were 11.6% higher than in the second quarter due to updating the parameters of the model of the SMEs portfolio.

Gross income increased 11.7% year-on-year in the first nine months, spurred by net interest income (+16.5%), with positive impact of the variation in the UF (3.7% compared to 1.1% in the same period of 2013), growth in target segments and the lower cost of funding. Costs rose 4.9%, in line with inflation, due to technology investments.

Loan-loss provisions dropped 5.2%, due to higher recoveries and a decline in the irregular portfolio in consumer credit and corporate lending. The cost of credit continued to improve to 1.71%. The NPL ratio was 5.98% and coverage 52%, both very stable during the third quarter.

After tax and minority interests, attributable profit increased 29.9% year-on-year.

The efficiency ratio was 39.5%, the recurrence ratio 42.3% and ROE 20.4%.

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50 | FINANCIAL REPORT 2014 | INFORMATION BY PRINCIPAL SEGMENTS

Argentina (all changes in local currency)

Attributable profit of EUR 85 million, 7.6% more in local currency than in the second quarter, partly benefiting from the profit made from the sale of properties.

Profit in the first nine months was EUR 220 million, up 35.2% year-on-year. Gross income rose 37.3%, due to net interest income (greater volumes and low cost of funds), as well as fee income (greater activity) and trading gains (volatile exchange rates).

Operating expenses increased 43.1%, mainly due to the increase in the salary agreement, the expansion of branches and inflation.

Loan-loss provisions jumped 67.9% due to larger volumes and higher coverage. The NPL ratio at the end of September was 1.77%, slightly higher because of the macroeconomic scenario. The coverage ratio was 141% (+5 p.p. year-on-year).

Santander Río grew in line with the performance of the sector in the last 12 months. Lending rose 20% and deposits 29%. It is one of the country’s leading banks, with a market share of 8.7% in loans and 9.2% in deposits. It has 391 branches and 2.5 million customers.

GDP remained flat year-on-year in the second quarter. Inflation is high and interest rates on the liabilities side were 21% in September, down from 27% in the first quarter. In this context, liquidity rose sharply. The NPL ratio was 2.0%, coverage 138%, the liquidity index 24.5% and the capital ratio 14.0%.

The Bank continued to focus on transactional services, collections and means of payment through an offer tailored to the needs of each customer segment. The objective is to continue to increase recurring revenues, with low cost and stable demand deposits, and higher income from services.

The commercial strategy continued to focus on strengthening penetration and linkage in the high-income and SMEs segments, improving key products and the quality of service. This is increasing the level of transactions and profitability of these clients.

The Bank is continuing to expand and transform its branch network. It opened three new branches in the third quarter, implemented new mobile banking functionalities and continued to upgrade its website adding new uses and designs to enhance users’ experience.

Uruguay (all changes in local currency)

Attributable profit of EUR 15 million in the third quarter, 25.4% more than the second quarter. Profit in the first nine months was 10.8% higher year-on-year at EUR 40 million. Gross income rose 14.7% and costs 13.0%. Discounting the higher cost of the Bank’s efficiency improvement plan, costs grew 7.9%.

The Group maintained its leadership. Santander is the largest private sector bank in the country, with a market share in lending of 18.7% and 15.9% in deposits. The consumer finance company Creditel is the best positioned and with the highest brand recognition. Overall, the Group has 85 branches and close to 450,000 customers.

GDP grew 3.7% year-on-year in the second quarter due to private consumption (+4.5%) and exports (+8.1%).

Inflation was 8.4% which while continuing the downward trend is still above the target range of 3%-7%. The currency market was very volatile in the third quarter. The peso depreciated against the dollar (8% in the quarter and 12% year-on-year). The system’s loans and deposits grew 20%, a slower pace than in the second quarter.

The Bank’s loans increased 21% and deposits 19%. Of note were retail banking products and segments, the focus of the strategy. Consumer credit increased 23% and loans to SMEs rose 29%. Profitability was the priority in other segments. Retail customer funds continued to account for 75% of the Bank’s funding.

Credit quality continues to be excellent: the NPL ratio was 0.99% and coverage 268%.

The Bank continues to focus on the quality of customer attention and provide products and services tailored to clients’ needs and by the most suitable channel. The improvement in the quality of service can be judged by the decline in complaints and better response times.

Another priority is transaction banking for companies, increasing linkage and developing innovative products.

In short, the Bank continued to advance in its goals of generating more recurring results, with greater customer business, based on growth in retail banking, optimisation of costs and enhanced efficiency.

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INFORMATION BY PRINCIPAL SEGMENTS | FINANCIAL REPORT 2014 | 51

Peru (all changes in local currency)

Third quarter attributable profit of EUR 6 million and EUR 16 million in the first nine months (+28.4% year-on-year in local currency).

Activity benefited from business expansion: gross income was 29.7% higher than in the first nine months of 2013, fuelled by higher lending, improved spreads and better treasury results. Costs rose 24.7% after the start-up of a new auto finance company, specialising in auto lending.

The economy grew 3.0% year-on-year in July, a slower pace than in the second quarter, due to the fall in metal prices, reduced external demand and mining output and lower private investment than expected. The economy is expected to expand a little more in the second half of the year, driven by domestic demand, public works and new mining projects underway.

Year-on-year inflation was 2.7% in September and the central bank’s benchmark rate dropped 25 b.p. to 3.50%. It also adopted measures to reduce and make more flexible the cash reserve requirement in order to foster greater liquidity. The sol appreciated 4.8% against the euro during the third quarter (+3.1% in 12 months).

Santander is focusing on retail banking and investment banking with the Group’s global clients, companies and institutions.

Lending rose 34% year-on-year and deposits 20%. The efficiency ratio was 33.5%, the NPL ratio 0.23% and coverage very high.

A new auto finance company began to operate in 2013, together with a well-known international partner with a great deal of experience in Latin America. The company has a specialised business model, focused on service and accessible payments that facilitate the purchase of new cars. Santander operates with all brands and dealers in Peru.

Colombia

Banco Santander de Negocios Colombia, the Group’s new subsidiary in the country, began to operate in January 2014.

Colombia is a strategically important market for Grupo Santander. It is the third most populated country in Latin America and has a high growth potential due to the country’s plans for infrastructure and economic and social development. The foreign direct investment in the country underscores this potential; there is growing interest among companies to set up in Colombia.

The new bank has capital of $100 million. Its target market is the corporate one, with a special emphasis on global clients, clients of the Group’s International Desk programme and those local clients becoming more international.

Santander de Negocios Colombia has a banking licence that allows it to operate as a local bank for all purposes. It will focus on offering investment banking products, treasury and risk hedging products, foreign trade financing and working capital products in local currency, such as confirming.

It also has a robust online banking channel for clients’ transactions in local payments.

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52 | FINANCIAL REPORT 2014 | INFORMATION BY PRINCIPAL SEGMENTS

■ UNITED STATES (EUR million

	3Q’14	o/ 2Q’14		9M’14	o/ 9M’13
		%	% w/o FX		%	% w/o FX
INCOME STATEMENT
Net interest income	1,185	4.1	0.5	3,422	10.0	13.1
Net fees	169	(1.9)	(5.4)	506	15.0	18.3
Gains (losses) on financial transactions	62	297.5	289.2	105	85.4	90.7
Other operating income*	41	28.0	24.8	90	—	—
Gross income	1,457	7.2	3.6	4,123	14.7	18.0
Operating expenses	(516)	9.1	5.4	(1,465)	5.5	8.5
General administrative expenses	(459)	7.4	3.8	(1,304)	3.8	6.8
Personnel	(259)	5.0	1.5	(741)	2.3	5.3
Other general administrative expenses	(200)	10.6	7.0	(563)	5.9	8.9
Depreciation and amortisation	(57)	24.7	20.4	(162)	21.1	24.6
Net operating income	941	6.2	2.7	2,658	20.5	24.0
Net loan-loss provisions	(611)	22.5	18.5	(1,657)	60.3	64.9
Other income	(14)	345.3	337.8	(19)	(66.4)	(65.4)
Profit before taxes	317	(17.6)	(20.6)	982	(11.9)	(9.4)
Tax on profit	(72)	(40.0)	(42.7)	(271)	(14.4)	(12.0)
Profit from continuing operations	244	(7.4)	(10.6)	710	(10.9)	(8.4)
Net profit from discontinued operations	—	—	—	—	—	—
Consolidated profit	244	(7.4)	(10.6)	710	(10.9)	(8.4)
Minority interests	49	(24.7)	(27.6)	159	8.4	11.5
Attributable profit to the Group	195	(1.7)	(5.0)	552	(15.3)	(12.9)

BALANCE SHEET
Customer loans**	63,729	6.2	(2.2)	63,729	9.5	2.0
Trading portfolio (w/o loans)	240	(3.1)	(10.8)	240	14.5	6.7
Available-for-sale financial assets	11,627	41.3	30.2	11,627	27.7	19.0
Due from credit institutions**	2,341	5.1	(3.2)	2,341	24.7	16.1
Intangible assets and property and equipment	5,966	29.9	19.7	5,966	284.3	258.1
Other assets	5,723	(12.8)	(19.6)	5,723	(13.0)	(19.0)

Total assets/liabilities & shareholders’ equity	89,626	9.5	0.9	89,626	15.6	7.7

Customer deposits**	44,298	11.1	2.3	44,298	10.8	3.2
Marketable debt securities**	15,810	10.0	1.3	15,810	28.8	20.0
Subordinated debt**	755	11.1	2.3	755	(58.5)	(61.3)
Insurance liabilities	—	—	—	—	—	—
Due to credit institutions**	13,717	9.0	0.5	13,717	15.7	7.8
Other liabilities	4,950	(2.3)	(10.0)	4,950	39.6	30.1
Shareholders’ equity***	10,096	8.7	0.2	10,096	25.1	16.5
Other managed and marketed customer funds	6,855	19.6	10.2	6,855	23.3	14.9
Mutual and pension funds	1,431	69.5	56.2	1,431	61.5	50.5
Managed portfolios	5,424	11.0	2.2	5,424	16.1	8.2
Managed and marketed customer funds	67,718	11.6	2.8	67,718	13.6	5.8

RATIOS (%) Y OPERATING MEANS
ROE	8.11	(0.43 p. )		8.11	(2.59 p. )
Efficiency ratio (with amortisations)	35.4	0.6 p.		35.5	(3.1 p. )
NPL ratio	2.68	(0.25 p. )		2.68	(0.36 p. )
NPL coverage	184.1	19.1 p.		184.1	35.2 p.
Number of employees	15,795	1.3		15,795	5.0
Number of branches	812	0.1		812	(1.1)

(*)	Including dividends, income from the equity-accounted method and other operating income/expenses
(**)	Including all on-balance sheet balances for this item
(***)	Not including profit of the year

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INFORMATION BY PRINCIPAL SEGMENTS | FINANCIAL REPORT 2014 | 53

■ UNITED STATES (all changes in dollars)

•	Attributable profit in the third quarter of $259 million, 5.0% less than the second quarter.

•	Gross income rose 3.6% spurred by net interest income and trading gains.

•	Operating expenses up 5.4%, due mainly to regulatory requirements.

•	Loan-loss provisions increased 18.5%, due to growth in new lending at SCUSA and some seasonal factors in the usecured portfolio.

•	Profit was 12.9% lower year-on-year in the first nine months at $747 million.

•	Net operating income rose 24.0%, spurred by gross income (+18.0%).

•	Loan-loss provisions were 64.9% higher because of the greater initial requirement of provisions for SCUSA linked to its new lending and larger volumes than in 2013.

•	Lending increased 5% year-on-year (ex-sale and securitisations in the third quarter), mainly due to SCUSA, and funds rose 4%.

Santander Bank in the US includes retail banking activity through Santander Bank and Banco Santander Puerto Rico, as well as consumer finance through the controlling stake in Santander Consumer USA (SCUSA).

Santander Bank, with 706 branches and approximately 2.0 million customers, focuses on retail and commercial banking. It operates in the northeast of the country, one of the most prosperous, accounting for 22% of the U.S. GDP.

Banco Santander Puerto Rico has 54 branches, 414,000 customers and a market share of 10.3% in loans and 11.9% in deposits; it focuses on retail and commercial banking. In addition, in Puerto Rico, Santander Financial Services, Inc. has 52 consumer finance stores.

SCUSA, based in Dallas, specialises in consumer finance, particularly loans and leasing of new and used vehicles. It mainly focuses on vehicle lending through dealers, retail clients, unsecured personal lending and servicing of portfolios for third parties.

Economic environment

The banking sector has operated in a low interest environment with moderate economic growth. The Fed’s moderately optimistic economic expectations1 , similar to those in June (unemployment and inflation at levels envisaged in June and an expected slight slowing of GDP growth), suggest that interest may rise, something that the market is currently factoring2.

The banking sector’s total lending and deposit grew 5% and 7% year-on-year, respectively3.

The sale of new and used vehicles and financing, continued to rise. After growing 8% year-on-year in 2013, sales surged in the third quarter, following a slowdown at the beginning of the year due to bad weather4. The expectations for the whole year remain positive, backed by the age of the existing stock of cars, the favourable macroeconomic conditions and the relatively easy access to financing5.

Retail banking

Banco Santander’s strategy in retail banking in the US is developed through Santander Bank and the units in Puerto Rico.

Santander Bank continued the pattern of previous quarters, with growth in loans to companies. Deposits increased and the mix improved toward higher quality deposits.

In September Santander Bank began to restructure its balance sheet, selling $650 million of unproductive assets and securitizing $1,500 million of mortgages, in order to improve the loan-to-deposit ratio, assets quality ratios and future profitability.

Loans to commercial and industrial companies continued to grow, led by Global Banking and Markets (GBM), after successfully concluding the transfer of large corporates, which is strengthening and reorganizing its customer base.

Of note in the retail segment was the solid performance of the innovative product Extra20 which was launched at the end of 2013. Its main objective is to capture new clients, increase linkage and attract core demand deposits.

Santander Bank launched the Bravo card in the first quarter for high income segments and with a rewards plan that makes it very competitive in the market.

Lending rose 1% in the third quarter and 5% year-on-year in the first nine months, excluding the sale of assets and securitisations, building upon the positive year-on-year trend begun in the second quarter.

In deposits, the strategy continued to concentrate on boosting core demand deposits and reducing time deposits. Progress in capturing deposits from public institutions (government banking) also continued. Total deposits, excluding repos, increased 3% and 5% for the quarter and year-on-year, respectively.

Attributable profit was $125 million in the third quarter, 12.6% more than the previous quarter.

The positive trend in commercial activity was sustained by the continuing improvement in credit quality, as well as by measures taken to restructure the balance sheet.

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Attributable profit was $344 million in the first nine months, 19.3% lower than in the same period of 2013. This decrease was due to lower gross income (-6.5%), affected by the reduction in the investment portfolio and higher costs (+10.9%), reflecting the effort made for improvements in technology (ATMs, mobile banking and cards) and particularly in regulatory compliance and risk management. Provisions were lower year-on-year.

Credit quality remained good, with a NPL ratio of 1.61% (-65 b.p. since September 2013) and coverage ratio of 96%, reflecting the improved composition of the portfolio together with strict risk management.

In Puerto Rico, Santander is recognized among its peer group for its good credit quality, capital ratios, liquidity and quality of service.

In activity in Puerto Rico, the Group’s lending dropped 2% quarter-on-quarter and 13% year-on-year, due to deleveraging in the public sector which was partly offset by growth in consumer credit and SMEs. Deposits declined 4% in the quarter and 12% over September 2013, mainly due to the strategy of reducing confirming facilities which are collateralize with deposits.

The units in Puerto Rico posted attributable profit of $20 million, in line with the first two quarters of this year, and $58 million for the first nine months, 31.2% lower year-on-year. This decrease was mainly due to the recognition of deferred tax assets during the second quarter of 2013. Pre-tax profit was 10.3% higher.

Of note in the quarter was the contribution to net interest income of revenues from credit cards, the strategy of generating fee income from banking services, the lower cost of deposits and constrained spending.

The NPL ratio was 6.99% at the end of September, up from 6.33% in September 2013. Coverage ratio stood at 59%.

Consumer finance

SCUSA completed in the first quarter its IPO and listing on the New York Stock Exchange.

During the third quarter SCUSA maintained the growth trend in new loans shown in previous quarters, but volumes were more stable.

New lending rose 7% quarter-on-quarter while on-balance sheet loans remained mainly flat, as a result of the securitisations made and the sale of portfolios carried out within the agreements with Bank of America and Citizens Bank.

SCUSA kept the servicing of the sold portfolios, and thus revenues rose without increasing volumes and with no additional capital consumption.

In the first nine months new lending increased 34% year-on-year and volumes were 11% higher over September 2013, largely due to the agreement reached with Chrysler in 2013

These rises are reflected in gross income, which rose 6.3% quarter-on-quarter and 37.2% year-on-year in the first nine months. This did not fully feed through to profits because of the greater need for provisions linked to strong new lending and the unsecured portfolio.

SCUSA’s attributable profit was $114 million in the third quarter, 19.1% less than in the second quarter, and $345 million in the first nine months (-0.3% year-on-year).

(1) Source: Federal Reserve FOMC Statement, October 29, 2014

(2) Source: CNN Money, “Fed ends 6-year effort to stimulate economy”, October 29, 2014

(3) Source: FDIC, “Quarterly Banking Profile”

(4) Source: National Automobile Dealers Association

(5) Source: U.S. Bureau of Economic Analysis; Equifax

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INFORMATION BY PRINCIPAL SEGMENTS | FINANCIAL REPORT 2014 | 55

■ CORPORATE ACTIVITIES (EUR million)

	3Q’14	2Q’14%		9M’14	9M’13%
INCOME STATEMENT
Net interest income	(461)	(489)	(5.7)	(1,484)	(1,606)	(7.6)
Net fees	(5)	(6)	(15.0)	(19)	(49)	(61.4)
Gains (losses) on financial transactions	456	248	83.8	1,007	921	9.2
Other operating income	20	10	105.2	45	111	(58.9)
Dividends	11	10	6.8	25	31	(19.0)
Income from equity-accounted method	(10)	(15)	(35.8)	(25)	(12)	113.1
Other operating income/expenses	19	15	26.6	45	91	(50.4)
Gross income	10	(237)	—	(451)	(623)	(27.6)
Operating expenses	(194)	(197)	(1.9)	(582)	(529)	10.1
General administrative expenses	(163)	(156)	4.7	(483)	(442)	9.4
Personnel	(39)	(62)	(36.8)	(168)	(168)	(0.1)
Other general administrative expenses	(124)	(94)	31.9	(316)	(274)	15.3
Depreciation and amortisation	(30)	(41)	(26.6)	(99)	(87)	13.7
Net operating income	(183)	(434)	(57.8)	(1,033)	(1,152)	(10.3)
Net loan-loss provisions	0	(1)	—	0	(203)	—
Other income	(90)	(67)	33.7	(229)	(279)	(17.9)
Ordinary profit before taxes	(273)	(502)	(45.7)	(1,262)	(1,634)	(22.8)
Tax on profit	11	59	(81.0)	148	138	7.4
Ordinary profit from continuing operations	(262)	(444)	(41.1)	(1,113)	(1,495)	(25.6)
Net profit from discontinued operations	—	—	—	—	—	—
Ordinary consolidated profit	(262)	(444)	(41.1)	(1,113)	(1,495)	(25.6)
Minority interests	(2)	(0)	—	(5)	(4)	39.6
Ordinary attributable profit to the Group	(259)	(444)	(41.6)	(1,108)	(1,492)	(25.7)
Net capital gains and provisions	—	—	—	—	—	—
Attributable profit to the Group	(259)	(444)	(41.6)	(1,108)	(1,492)	(25.7)

BALANCE SHEET
Trading portfolio (w/o loans)	3,934	3,297	19.3	3,934	4,772	(17.6)
Available-for-sale financial assets	6,375	6,863	(7.1)	6,375	18,655	(65.8)
Investments	593	542	9.4	593	237	150.0
Goodwill	27,364	26,663	2.6	27,364	24,729	10.7
Liquidity lent to the Group	26,437	24,882	6.3	26,437	23,866	10.8
Capital assigned to Group areas	71,157	70,229	1.3	71,157	67,927	4.8
Other assets	52,007	53,467	(2.7)	52,007	62,225	(16.4)

Total assets/liabilities & shareholders’ equity	187,867	185,943	1.0	187,867	202,411	(7.2)

Customer deposits*	1,665	1,563	6.5	1,665	4,916	(66.1)
Marketable debt securities*	56,539	60,754	(6.9)	56,539	69,149	(18.2)
Subordinated debt*	3,481	5,263	(33.9)	3,481	4,593	(24.2)
Other liabilities	42,164	34,084	23.7	42,164	42,888	(1.7)
Group capital and reserves**	84,019	84,279	(0.3)	84,019	80,866	3.9
Other managed and marketed customer funds	—	—	—	—	—	—
Mutual and pension funds	—	—	—	—	—	—
Managed portfolios	—	—	—	—	—	—
Managed and marketed customer funds	61,685	67,580	(8.7)	61,685	78,657	(21.6)

OPERATING MEANS
Number of employees	2,603	2,556	1.8	2,603	2,513	3.6

(*)	Including all on-balance sheet balances for this item
(**)	Not including profit of the year

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■ CORPORATE ACTIVITIES

•	Corporate Activities registered a loss of EUR 259 million in the third quarter (-EUR 444 million in the second quarter).

•	The loss in the first nine months was EUR 1,108 million, 26% better than the EUR 1,492 million loss in the same period of 2013, due to:

•	A charge in 2013 related to the integration of the banks in Spain.

•	Improved net interest income from the lower cost of issues.

•	Better results from management of assets and liabilities.

Within Corporate Activities, the Financial Management area conducts the global functions of balance sheet management, both structural interest rate and liquidity risk (the latter via issues and securitizations), as well as the structural position of exchange rates:

•	Interest rate risk is actively managed by taking market positions. This management seeks to soften the impact of interest rate changes on net interest income, and is done via bonds and derivatives of high credit quality and liquidity and low consumption of capital.

•	The objective of structural liquidity management is to finance the Group’s recurring activity in optimum conditions of maturity and cost, maintaining an appropriate profile (in volumes and maturities) by diversifying the funding sources.

•	Management of the exposure to exchange rate movements in equity and in the units results in euros, is also carried out on a centralized basis. This management (dynamic) is conducted through exchange-rate derivatives, optimizing at all times the financial cost of hedging

Hedging of net investments in the capital of businesses abroad aims to neutralize the impact on capital of converting into euros the balances of the main institutions that are consolidated whose currency is not the euro.

The Group’s policy immunizes the impact, which, in situations of high volatility in the markets, sudden changes in interest rates would have on these exposures of a permanent nature. The investments that are currently hedged are those in Brazil, UK, Mexico, Chile, USA and Poland and the instruments used are spot, fx forwards or tunnel options. EUR 15,749 million are currently hedged.

Exposures of a temporary nature – those regarding results that the Group’s units will contribute in the next 12 months in non-euro currencies – are also managed on a centralized basis in order to limit their volatility in euros.

Meanwhile and separately from the financial management described here, Corporate Activities manages all capital and reserves and allocations of capital to each of the units, as well as providing the liquidity that some of the business units might need. The price at which these operations are carried out is the market rate (euribor or swap) plus the risk premium, which in concept of liquidity, the Group supports for immobilizing the funds during the life of the operation.

Lastly, and marginally, the equity stakes of a financial nature that the Group takes within its policy of optimizing investments are reflected in Corporate Activities.

The main developments were:

•	Net interest income was EUR 461 million negative compared to EUR 489 million negative in the second quarter. The loss in the first nine months was EUR 1,484 million, 7.6% lower than the same period of 2013. This improvement was partly due to the lower cost of issuances as a result of lower recourse to the market (directly related to reduced funding needs from the gap between loans and deposits).

•	Trading gains, which incorporate those derived from the centralized management of the interest rate and exchange rate risk of the parent bank as well as that from equities, were EUR 1,007 million positive in the first nine months, 9.2% more than in the same period of 2013.

•	Operating expenses were lower in the third quarter than in the second but higher in the first nine months year-on-year due to the combined effect of stable personnel costs (where the efficiency plans are producing the first fruits), and the higher costs related to ongoing corporate transactions, which are recorded in the Corporate Centre until their effective entry into force. Costs related to the implementation of the various regulations are also recorded here.

•	Net loan-loss provisions were zero in the first nine months compared to EUR 203 million in the same period of 2013 when a charged related to the integration process in Spain was made.

•	Other income includes the net between various provisions and writedowns and positive results. This figure was EUR 229 million negative in the first nine months compared to EUR 279 million negative in the same period of 2013.

•	Lastly, the tax line recorded a recovery of EUR 148 million for the first nine months (EUR 138 million in 2013).

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■ RETAIL BANKING

•	Third quarter attributable profit of EUR 1,394 million, 3.9% less than the second quarter

•	Excluding the exchange rate impact, profit was 5.4% lower due to higher costs and provisions as gross income increased 1.4%.

•	Profit in the first nine months was EUR 4,086 million, 9.6% more than in the same period of 2013:

•	Excluding the exchange rate impact, profit growth was 15.9% thanks to higher gross income.

•	The Bank continues to make progress in deepening retail banking through three planks:

•	Specialised management of segments: rolling out of Santander Advance, Santander Trade Club and Santander Passport, and Santander Select.

•	Development of a multi-channel distribution model.

•	Improving the customer experience.

Retail banking generated 84% of the Group’s operating areas gross income and 69% of attributable profit in the first nine months of 2014.

Strategy

The Bank continued to make progress in the programme of transforming Retail Banking begun in 2013. The overriding objective is to strengthen customer relations and linkage and through this make a positive impact on Group results.

The main planks are specialised management of each segment, development of a multi-channel distribution model, which is more efficient and tailored to changing clients’ needs, and continuous improvement in the customer experience. At the same time, innovation will be fostered and maximum advantage taken of the opportunities linked to the Group’s international positioning.

There are three areas where measures have been taken in the sphere of specialised models for segments:

1. Santander Advance: in order to transform the Bank into a partner for the growth of SMEs. The programme has a strong financial offer, as well as non-financial support measures for SMEs to support internationalization, foster job creation (a dedicated portal and Santander Scholarship Programme) and initiatives to strengthen talent and training.

A total of 19,600 new clients have been captured since Santander Advance was launched in Spain in April and the trend in granting loans has improved. More than 5,000 SMEs have already participated in workshops and courses (directly or online), as part of the non-financial offer.

After being launched in Spain, Santander Advance was rolled out in Mexico at the end of August to continue enhancing the product range for SMEs. It is the largest financing and integral services program for this sector in Mexico.

The Advance Programme will be launched during the fourth quarter in the UK (backed by the Breakthrough programme) and in Portugal, and extended to the rest of the Group’s countries in 2015.

2. Santander Trade Club and Santander Passport: the Club enables exporters and importers to get to know one another, interact and be connected in order to generate new international business opportunities. The portal receives more than 125,000 visits a month. Many benefits in the field of internationalization have been incorporated. More than 5,500 corporate members are active beneficiaries.

■ RETAIL BANKING (EUR million)

		o/ 2Q’14			o/ 9M’13
	3Q’14%		% w/o FX	9M’14%		% w/o FX
INCOME STATEMENT
Net interest income	7,195	1.4	(0.2)	21,121	0.8	6.7
Net fees	1,945	3.0	1.7	5,690	(3.9)	2.2
Gains (losses) on financial transactions	209	162.1	162.1	396	(57.0)	(54.4)
Other operating income*	(51)	91.4	100.9	(158)	(39.4)	(36.6)
Gross income	9,299	2.8	1.4	27,048	(1.8)	4.1
Operating expenses	(4,209)	3.5	2.1	(12,296)	(3.0)	2.1
Net operating income	5,090	2.3	0.7	14,752	(0.7)	5.8
Net loan-loss provisions	(2,582)	8.8	7.3	(7,441)	(10.4)	(4.2)
Other income	(404)	19.6	18.3	(1,009)	34.3	41.6
Profit before taxes	2,104	(7.1)	(8.7)	6,302	8.5	15.3
Tax on profit	(475)	(15.3)	(16.9)	(1,509)	16.4	24.5
Profit from continuing operations	1,629	(4.4)	(6.0)	4,793	6.2	12.6
Net profit from discontinued operations	(7)	—	—	(7)	(52.8)	(55.0)
Consolidated profit	1,622	(4.8)	(6.3)	4,786	6.4	12.9
Minority interests	228	(10.2)	(11.7)	700	(9.0)	(1.8)
Attributable profit to the Group	1,394	(3.9)	(5.4)	4,086	9.6	15.9

BUSINESS VOLUMES
Customer loans	621,898	2.0	0.1	621,898	4.4	1.5
Customer deposits	519,873	2.2	0.6	519,873	(0.1)	(2.8)

(*)	Including dividends, income from the equity-accounted method and other operating income/expenses

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■ RETAIL BANKING. INCOME STATEMENT (EUR million)

	Net operating income						Attibutable profit to the Group
	3Q’14	o/ 2Q’14		9M’14	o/ 9M’13		3Q’14	o/ 2Q’14		9M’14	o/ 9M’13
		%	% w/o FX		%	% w/o FX		%	% w/o FX		%	% w/o FX
Continental Europe	1,223	(2.0)	(2.0)	3,614	10.6	10.9	363	(4.8)	(4.7)	1,093	44.5	45.3
United Kingdom	636	6.2	3.4	1,814	24.4	18.5	374	5.8	3.1	1,062	58.6	51.1
Latin America	2,320	2.5	1.1	6,748	(16.0)	(5.0)	468	(8.7)	(10.0)	1,411	(18.2)	(6.6)
USA	911	5.3	1.7	2,577	22.3	25.8	188	(6.9)	(9.9)	521	(9.7)	(7.1)

Total Retail Banking	5,090	2.3	0.7	14,752	(0.7)	5.8	1,394	(3.9)	(5.4)	4,086	9.6	15.9

Santander Passport is a specialised attention model, which is free of charge for customers. It provides advantages for companies with international activities of recognition and assistance in all Santander’s subsidiaries around the world on the same basis, thanks to its global franchise. More than 4,000 business groups belong to the programme and benefit from the advantages.

3. Santander Select: this global model for the mass-affluent segment is already available to clients in 11 countries. It is a specialised attention model and an exclusive value offer for these clients. One of the benefits for Select clients is the recently launched Global Select debit card which can be used for cash withdrawals free of commissions in Santander’s more than 30,000 ATMs.

The model was launched in Germany and Uruguay during the third quarter where it has been well received. In Uruguay, Santander consolidated itself as the leading bank for high-income clients and in Germany the first exclusive proposal for high-income clients, which fits perfectly with the consumer offer, was marketed. More than two million clients are already benefiting from this attention model.

At the same time, other retail banking channels continued to be developed so that clients can operate with the Bank in the most suitable way for them. Specific examples are the new websites in Brazil, Spain, Portugal and the UK, the new applications for mobile phones in Germany, Argentina, Brazil and Smartbank in the UK and the use of voiceprint in the contact centre and notifications via mobile phone in Mexico, among others. These achievements have been recognized by the prizes awarded by Global Finance to

Santander in Chile for the best Latin American website offering financial products and bill payments and to Santander Rio as the best online bank in Argentina.

The Group continues to work in all countries to improve the customer experience, increasing thereby their satisfaction levels. Of note is the case of the UK where the Simple, Personal and Fair programme and the success of the 1|2|3 account are improving customer satisfaction levels, according to the industry’s reference indices (+2.5 points since 2013, according to the FRS satisfaction index).

The SANTANDER ideas:) project was launched as part of the fostering of work culture focused on innovation. It is a corporate social network that seeks to take better advantage of diversity, talent and the collective intelligence of all employees around the world. The first challenge – “to make Santander a closer, simpler and more direct bank for our clients” – succeeded in involving close to 13,000 employees. They generated 4,000 ideas, which were assessed by a team of experts and resulted in the shaping of around 250 projects in all countries where we operate.

The second challenge – “ideas to build a better bank for professionals” – was also well received. Of the ideas presented, 109 were selected for implementation (79 at the country level and 30 at the global level of human resources).

The emphasis in the coming months is to continue the process of transforming the Group’s retail banks and evolve toward a more customer-focused model.

Results

Attributable profit was 3.9% less in the third quarter than in the second quarter at EUR 1,394 million (-5.4% excluding the exchange rate impact). This was due to higher provisions, mainly at Santander Consumer USA, and a slight rise in costs (linked to salary agreements and inflation), as gross income rose 1.4%.

Profit was 9.6% higher year-on-year in the first nine months at EUR 4,086 million (+15.9% in constant currency), due to higher gross income, largely thanks to net interest income.

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■ GLOBAL WHOLESALE BANKING

•	Attributable profit of EUR 426 million in the third quarter, 0.5% less than the second quarter and EUR 1,328 million in the first nine months (+22.6% year-on-year; +31.4% in constant euros). Of note:

•	Quarter-on-quarter fall due to seasonal impact in Europe.

•	Solid year-on-year gross income (+6.7% without the exchange rate impact) and lower provisions.

•	Higher costs from strengthening the franchise, maintaining efficiency levels that are a reference for the sector (35%).

•	Focus on clients continued (87% of revenues) and management of risks, liquidity and capital.

Santander Global Banking & Markets (SGB&M) generated 12% of the Group’s operating areas’ gross income and 22% of attributable profit in the first nine months.

Strategy

SGB&M is maintaining the key pillars of its business model, focused on the client, its global reach and interconnection with local units, within management of risk, capital and liquidity. Notable developments this year are:

•	The development together with Retail Banking of offers and advice in high value products for various client segments in all of the Group’s units.

•	The push given to transaction business in the UK, US and Poland, which complements the strengthening of the franchise of clients in all countries.
•	The creation of the Financing Solutions and Advisory unit to provide an integral solution for the advisory and structural financing needs of clients.

•	The drive in custody business in Spain and Latin America through a strategic agreement with an investor group.

Results and activity

Attributable profit was EUR 426 million in the third quarter, 0.5% lower than the second quarter due to the seasonal nature of revenues, particularly the activities of markets in Europe, in an environment of high liquidity and low volatility. Provisions continued to normalize.

Profit was 22.6% higher year-on-year in the first nine months at EUR 1,328 million. Excluding the exchange rate impact, especially in Latin America, profit increased 31.4%, due to solid revenues (+6.7% in constant euros) and a sharp fall in provisions, particularly in Spain and Mexico.

The efficiency ratio remained a reference (34.5%) for the sector, after absorbing the increase in costs from business development in core markets such as the UK, the US and Poland.

These results emanated from the strength and diversification of customer revenues, which accounted for 87% of total gross income, which rose 2.2% year-on-year excluding the exchange rate impact (-2.5% in euros), although varying by business sub areas:

Transaction Banking

Global Transaction Banking1 had lower customer revenues (-3.8% year-on-year), due to the depreciation of Latin American currencies. In constant currencies, they increased 2.5% thanks to a good contribution from most of the activities in an environment of containment of spreads and low interest rates.

■ GLOBAL WHOLESALE BANKING (EUR million)

		o/ 2Q’14			o/ 9M’13
	3Q’14%		% w/o FX	9M’14%		% w/o FX
INCOME STATEMENT
Net interest income	619	(5.6)	(6.6)	1,854	7.5	14.9
Net fees	342	(7.8)	(8.9)	1,053	7.0	12.1
Gains (losses) on financial transactions	280	63.3	61.8	801	(16.9)	(12.9)
Other operating income*	43	(68.7)	(68.7)	210	4.7	4.8
Gross income	1,284	(3.8)	(4.8)	3,918	1.1	6.7
Operating expenses	(468)	5.0	3.8	(1,353)	1.8	6.0
Net operating income	816	(8.3)	(9.2)	2,564	0.8	7.0
Net loan-loss provisions	(130)	(34.9)	(35.9)	(438)	(44.6)	(43.3)
Other income	(3)	(86.7)	(87.2)	(41)	(9.8)	(10.1)
Profit before taxes	683	1.9	1.1	2,085	22.2	32.2
Tax on profit	(193)	5.5	4.8	(576)	22.1	33.6
Profit from continuing operations	491	0.6	(0.2)	1,509	22.2	31.6
Net profit from discontinued operations	—	—	—	—	—	—
Consolidated profit	491	0.6	(0.2)	1,509	22.2	31.6
Minority interests	65	8.3	7.0	181	19.3	33.3
Attributable profit to the Group	426	(0.5)	(1.3)	1,328	22.6	31.4

BUSINESS VOLUMES
Customer loans	81,942	3.5	2.9	81,942	(7.8)	(8.6)
Customer deposits	89,248	21.8	21.2	89,248	21.7	21.6

(*)	Including dividends, income from the equity-accounted method and other operating income/expenses

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60 | FINANCIAL REPORT 2014 | INFORMATION BY SECONDARY SEGMENTS

By business, better evolution of trade finance, with strong year-on-year growth in all countries in local currencies, particularly in Asia, the UK and the three large Latin American countries. Of note was the contribution of cash management in Brazil and Mexico, spurred by a local offer combined with regional treasury management solutions, and the high contribution from European units in the last few quarters.

Custody-settlement also performed well, backed by the recovery in Spain and Brazil’s solid contribution. On the other hand, lower contribution of basic financing due to the general containment of spreads, particularly in Spain and Portugal, which was not offset by a stronger contribution from most Latin American countries.

Financing Solutions & Advisory

Financing Solutions & Advisory2 increased its customer revenues 9.0% year-on-year (+12.8% without the exchange rate impact).

In syndicated corporate loans, Santander maintained its reference positions in Europe and Latin America with major participations in significant transactions. Of note was the syndicated loan for Imperial Tobacco ($13,000 million) in which Santander was the underwriter, mandated lead arranger and bookrunner. Also in Project Finance, where the Group continued to foster the transformation of the market in order to adjust it to the new regulatory and funding reality with operations that are less capital intensive.

In the capital markets, Santander continued to consolidate its business. In Europe, it led major operations in the corporate segment (Carrefour, Ferrovial, Vodafone, Fiat, EDP, Galp Energia, BayerAG, Diageo, BSkyB, WM Morrisons and Hammerson) and in banks (Barclays, HSBC and Société Générale). In Latin America, the Group took advantage of its leading presence in the region to attract various issuers to the international debt market. Santander participated in the big operations of Odebrecht (as global coordinator) as well as joint bookrunner for the issues of Gol Luxco, OAS, Minerva, GNL Quintero, Entel and Codelco.

In Corporate Finance, the upward trend remained. Of note was Santander’s participation as adviser in Orange’s offer to buy 100% of Spanish operator Jazztel, as well as for the acquisitions of a subsidiary of Elecnor by APG and Grupo El Arbol by Día.

Lastly, Asset & Capital Structuring continued to increase its contribution to the Group and grow its portfolio of clients in all countries, including Asia. Particularly noteworthy in the third quarter were various structured operational leasing operations with Cathay Pacific Airways, where Santander acted as mandated lead arranger and financer.

Global Markets

The customer revenues of Global Markets3 were 7.9% lower year-on-year (-3.4% excluding the exchange rate impact), largely due to reduced activity in the euro zone.

Positive evolution of revenues from the sales business, fuelled by growth in Spain and Latin America (mainly Brazil and Chile) at constant exchange rates. Of note was the increase in commercial banking segments in all units compared to a more unequal contribution from the rest of segments (institutions, corporate, etc.).

Lower year-on-year contribution from the management of books, mainly due to Spain because of low volatility, which was partly offset by the rise in Latin America as a whole. There was a notable rise of the distribution of loans in the primary market and a fall of books of cash products in Europe.

The contribution of equities was higher in customer revenues in constant euros because of Europe. The better evolution in the primary market than in the secondary offset the declines in Latin America. In organized derivatives markets, the leadership positions in Spain (MEFF – Spanish financial futures market) and Mexico were maintained, with a share of more than 20% in settlements.

(1)	Global Transaction Banking: includes the business of cash management, trade finance, basic financing and custody.
(2)	Financing Solutions & Advisory: includes the units of origination and distribution of corporate loans and structured financings, bond and securitisation origination teams, corporate finance units (mergers and acquisitions, primary markets of equities, investment solutions for corporate clients via derivatives), and asset & capital structuring.
(3)	Global Markets: includes the sale and distribution of fixed income and equity derivatives, interest rates and inflation; the trading and hedging of exchange rates, and short-term money markets for the Group’s wholesale and retail clients; management of books associated with distribution; and brokerage of equities, and derivatives for investment and hedging solutions.

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■	PRIVATE BANKING, ASSET MANAGEMENT AND INSURANCE

•	Attributable profit of EUR 189 million in the third quarter (+4.9% quarter-on-quarter) and EUR 506 million in the first nine months (+4.5% year-on-year).

•	Excluding the perimeter effect (sale of 50% of fund management entities in 2013) and the fx impact, profit in the first nine months was 18.3% higher.

•	Total gross income (including that paid to the networks) accounted for 10% of the operating areas’ total (+3.5% year-on-year and at constant exchange rates and perimeter).

•	Private Banking: more stable gross income and lower provisions increased profit by 7.8% year-on-year in constant euros.

•	Asset Management: higher gross income on a like- for-like basis and constant exchange rates (+14.4%).

•	Insurance: gross income spurred attributable profit (+21.9% year-on-year in constant euros).

Attributable profit for the whole division in the first nine months was EUR 506 million (9% of the Group operating areas’ total).

Strategy

Private Banking continues to advance in installing a homogeneous model that provides integral solutions for the financial needs of the Group’s high-income clients, with specialised units by country. The model is based on three pillars:

•	Segmentation, as a tool to define a tailored and efficient value offer that also tends to the needs of the next generations.

•	Linkage and satisfaction of all customer needs.

•	Commitment to multi-channel banking in an increasingly digitalized environment.

Asset Management, after the global alliance with Warburg Pincus and General Atlantic to foster business in funds, continued to strengthen its marketing model via:

•	Reviewing and adjusting the offer, with a greater focus on clients and their investment saving needs.

•	A model that covers clients’ savings needs for retirement, with a special focus in some markets.

•	A segmented offer of investment products for clients in specific markets such as Portugal and Poland.

Insurance, backed by alliances in core European and Latin American countries with specialists, continued to develop a sustainable business model that ensures customer protection. There are two basic pillars:

•	Amore complete open market insurance range, better segmented and multi-channel, with a particular focus on Select clients and on SMEs.

•	The Programme for Excellence and Customer Satisfaction in Insurance (Progress) was put into effect to strengthen long-term relations with clients and make possible optimum management of portfolios.

The joint venture with CNP to distribute insurance products via some of Santander Consumer Finance units, and the agreement with Aegon to generate and distribute life-risk and non-life insurance in Portugal, both of them in the third quarter, are further steps in this strategy.

Results and activity

Attributable profit was 4.9% higher than in the second quarter. Higher gross income from insurance and private banking pushed profit to a two-year quarterly high.

Compared to the first nine months of 2013, gross income was 1.3% lower, absorbing the lower perimeter (sale of 50% of the fund management entities in the fourth quarter of 2013) and the

■ PRIVATE BANKING, ASSET MANAGEMENT AND INSURANCE (EUR million)

	3Q’14	o/ 2Q’14		9M’14	o/ 9M’13
		%	% w/o FX		%	% w/o FX
INCOME STATEMENT
Net interest income	119	9.1	7.9	346	(7.2)	(4.5)
Net fees	154	4.5	3.0	441	8.3	11.9
Gains (losses) on financial transactions	6	(46.8)	(48.5)	26	(27.7)	(25.0)
Other operating income*	99	3.8	2.9	279	(3.9)	1.7
Gross income	378	4.1	2.8	1,092	(1.3)	2.5
Operating expenses	(147)	2.1	0.7	(432)	0.6	3.3
Net operating income	232	5.3	4.2	660	(2.5)	2.0
Net loan-loss provisions	18	52.9	52.9	4	—	—
Other income	(2)	264.5	294.0	(6)	(0.1)	8.6
Profit before taxes	248	7.1	6.0	659	4.5	9.5
Tax on profit	(53)	13.1	11.9	(139)	7.1	10.0
Profit from continuing operations	194	5.5	4.4	520	3.8	9.4
Net profit from discontinued operations	—	—	—	—	—	—
Consolidated profit	194	5.5	4.4	520	3.8	9.4
Minority interests	5	34.5	34.5	15	(15.6)	(6.3)
Attributable profit to the Group	189	4.9	3.8	506	4.5	9.9

(*)	Including dividends, income from the equity-accounted method and other operating income/expenses

JANUARY - SEPTEMBER

62 | FINANCIAL REPORT 2014 | INFORMATION BY SECONDARY SEGMENTS

depreciation of Latin American currencies. Growth in costs below inflation and lower provisions resulted in a 4.5% rise year-on-year in attributable profit. Isolating these effects, both items grew significantly (+6.1% and +18.3%, respectively).

The area’s total revenues including those recorded by the distribution networks amounted to EUR 3,320 million (-2.3% year-on-year; +3.5% on a like-for-like basis and constant exchange rates). These revenues accounted for 10% of the operating areas’ total.

Private Banking generated an attributable profit of EUR 234 million in the first nine months, 5.2% more than in the same period of 2013 (+7.8% in constant euros), due to the recovery in gross income and lower provisions. The efficiency ratio of 47%, with costs under control, is a benchmark for the sector.

A higher growth in gross income than in costs in the third quarter and the release of provisions put attributable profit at a two-year high after rises in Europe and Latin America.

Asset Management posted an attributable profit of EUR 79 million in the first nine months (-10.3% year-on-year), due to the reduced perimeter and exchange rates. On a like-for-like basis, attributable profit was 38.4% higher, due to the greater contribution of jointly shared fund management entities.

Including the fees recorded by the networks, total gross income for the Group was EUR 753 million in the first nine months, 4,2% higher than in the same period of 2013 (+13.6% higher on a like-for-like basis and constant exchange rates).

Business volumes were higher. Managed and marketed funds amounted to EUR 161,000 million, 15% more than at the end of

2013 at constant exchange rates. Of this, EUR 136,000 million were mutual and pension funds and the rest clients’ portfolios other than funds. Three countries concentrate over three-quarters of these funds:

•	Spain, with more than EUR 58,000 million under management, increased 19%. Santander Asset Management, backed by mixed and profiled products (four funds in the year’s Top 10), consolidated its leadership with a market share gain of more than 100 b.p. in 12 months.

•	In Latin America, Brazil increased its assets to EUR 51,000 million (+13% in local currency in the first nine months), spurred by the high income and corporate segments.

•	Mexico increased its assets in pesos by 13% since the end of 2013 to more than EUR 12,000 million, thanks to the robust demand for Select and Elite profiled funds during the year.

•	Of note in the rest of units was the high growth of volumes in local currency in Chile (+29%), Portugal (+15%) and the US (+16%) since the beginning of the year.

Insurance posted an attributable profit of EUR 193 million in the first nine months (+11.1% year-on-year), after a third quarter slightly better than the second (+1.3%). Excluding the exchange rate impact, profit was 21.9% higher because of 11.0% growth in revenues and basically flat costs.

Total gross income generated by this business including fee income recorded in the commercial networks was EUR 1,920 million, 1.4% higher at constant exchange rates (-4.1% in euros).

The total result for the Group (profit before taxes plus fee income paid to the networks) increased 1.3% at constant exchange rates. The performance excluding the exchange rate impact was as follows:

•	Europe contributed less year-on-year (-3.3%). The better evolution of Santander Consumer Finance (+3.9%) and Poland (+43.8%) partly offset the falls in Spain, Portugal and the UK.

•	Latin America’s profit was up 6.7%, with growth in all countries except for Chile which remained unchanged due to a restrictive regulatory environment. Of note was Mexico (+17.4%) in local currency.

•	The US profit was 10.5% higher, backed by fee income from the distribution of Santander Bank’s third party insurance and the units in Puerto Rico.

■ PRIVATE BANKING, ASSET MANAGEMENT AND INSURANCE. INCOME STATEMENT (EUR million)

	Net operating income						Attibutable profit to the Group
	3Q’14	o/ 2Q’14		9M’14	o/ 9M’13		3Q’14	o/ 2Q’14		9M’14	o/ 9M’13
		%	% w/o FX		%	% w/o FX		%	% w/o FX		%	% w/o FX
Private Banking	121	12.3	10.9	346	(5.7)	(3.5)	94	16.2	14.9	234	5.2	7.8
Asset Management	28	(12.7)	(13.6)	79	(9.2)	(5.7)	28	(15.9)	(16.8)	79	(10.3)	(6.9)
Insurance	82	3.2	2.3	235	5.5	14.7	67	1.3	0.3	193	11.1	21.9

Total	232	5.3	4.2	660	(2.5)	2.0	189	4.9	3.8	506	4.5	9.9

JANUARY - SEPTEMBER

CORPORATE GOVERNANCE | FINANCIAL REPORT 2014 | 63

Corporate Governance

Ana Botín appointed the new executive chairman

The Bank’s board, following the death of Mr. Emilio Botín, the executive chairman, met on September 10, 2014, and unanimously agreed to appoint Ana Botín the new executive chairman.

The appointments and remuneration committee drew up the proposal for this appointment at its meeting on this same day, in accordance with article 24 of the board’s regulations. After analyzing the suitability of Mrs. Botín, the committee considered she was the best person for the job given her professional and personal qualities, her experience, years in the Group and unanimous international and national recognition.

The new chairman will head the executive committee, the international committee, and the technology, productivity and quality committee.

Extraordinary General Shareholders’ Meeting

Banco Santander held an extraordinary general shareholders’ meeting on September 15, 2014, which approved the board’s proposal to increase the share capital for the acquisition of all Banco Santander Brasil shares not held by Grupo Santander (24.75% of its share capital). The operation, announced on April 29, will be paid for in Banco Santander shares, with those of Santander Brasil valued at the market price on the day prior to the announcement of the offer plus a premium of 20%.

A total of 262,139 shareholders, present or represented, attended the meeting, holding 6,255,472,979 shares (quorum of 52.18% of the Bank’s share capital). The agreements submitted to a vote were approved by an average of 98.74% of favourable votes.

JANUARY - SEPTEMBER

64 | FINANCIAL REPORT 2014 | SIGNIFICANT EVENTS IN THE QUARTER

Significant events in the quarter and subsequent ones

Alliance to develop Santander Consumer Finance’s insurance business

Banco Santander and CNP announced on July 10 they had reached an agreement by which the French insurance company will acquire a 51% stake in the companies that service Santander Consumer Finance (SCF). The partnership will enable SCF to boost its future insurance business and will deliver better products and quality of service for customers, particularly in credit insurance and payment protection.

The agreement, subject to relevant regulatory authorisations, is expected to be completed by the end of the year and will generate a net capital gain for Grupo Santander of EUR 250 million.

Agreement with Banque PSA Finance

Grupo Santander, through its subsidiary Santander Consumer Finance, S.A., and Banque PSA Finance, the auto finance unit of Group PSA Peugeot Citroën, have reached agreement to provide auto finance in 11 European countries.

Under the terms of the agreement, the Group would provide funding, under certain conditions, for the business originated from the moment the transaction is closed, which is expected during 2015 or at the start of 2016. In some countries, Santander would buy part of the loan book owned by Banque PSA Finance. It also includes a co-operation agreement in business insurance in all these countries. The transaction is subject to the relevant regulatory and anti-trust authorisations.

Issue of additional Tier 1 capital instruments

In September, Banco Santander made the third issue of contingent perpetual preferred securities (PCCS) convertible into newly issued ordinary shares, eligible as additional Tier 1 capital (AT1) under the new European regulation on equity.

Targeted solely at qualified investors, the final amount of the issue was EUR 1,500 million. The PCCS were issued at par and the remuneration, whose payment is subject to certain conditions and to the discretion of the Bank, has been set at 6.25% on an annual basis for the first seven years. After that, it will be reviewed by applying a margin of 564 basis points on the five-year Mid-Swap Rate.

Offer to acquire the minority interests of Banco Santander Brazil

Banco Santander informed on October 31 of the termination of the acceptance period of the exchange offer made for the shares of Banco Santander Brasil that are not held by Grupo Santander, which was formally launched on September 18, 2014. Securities representing 13.65% of Santander Brasil’s share capital have been tendered in the Offer. Therefore, Grupo Santander’s shareholding in Santander Brasil will increase to 88.30% of its share capital.

To satisfy the exchange Banco Santander, pursuant to the resolution passed by the extraordinary general shareholders’ meeting held on September 15, 2014, will issue 370,937,066 shares, which represent about 3.09% of Banco Santander’s share capital as of this date.

The percentage of shares tendered is below the threshold provided in the documentation relating to the Offer published in Brazil and the United States for the holders of securities of Santander Brasil who have not tendered in the Offer to have the right to sell them to Banco Santander during a 3-month subsequent offering period at the same exchange ratio. Hence, such right shall not exist.

Agreement to acquire Canadian auto finance company

Banco Santander announced on September 16 that it had reached agreement to acquire the listed Canadian company Carfinco Financial Group Inc. (“Carfinco”) for CAD 298 million (approximately EUR 210 million). Santander will pay CAD 11.25 per share, which represents a premium of 32% on the share price during the last 90 trading sessions. The board of directors of Carfinco has approved the transaction and will recommend to its shareholders that they vote in favour of the same at the general meeting to be called for such purpose.

Carfinco is a company specializing in automobile financing. This transaction gives continuity to the growth strategy in the consumer finance business.

The impact of the transaction on the Group’s shareholders’ equity is not significant.

It is expected that the transaction, which is subject to regulatory authorization, will be concluded in the second half of 2014.

JANUARY - SEPTEMBER

CORPORATE SOCIAL RESPONSIBILITY | FINANCIAL REPORT 2014 | 65

Corporate Social Responsibility

Grupo Santander continued to develop new initiatives under its commitment to Corporate Social Responsibility. The highlights of the third quarter were:

Presence in sustainability indexes

Banco Santander renewed its presence in the Dow Jones Sustainability Index, one of the most prestigious socially responsible investment indices in the international sphere. Santander continues to be among the best assessed companies, with a total score of 86 points, two more than in 2013. Furthermore, it obtained excellent scores in the three areas of analysis: economic, environmental and social.

These results are an important recognition of Santander’s strategy in sustainability, which makes it one of the world’s 10 best banks in this sphere and the leader in Spain, according to the rating agency RobecoSAM.

Social investment

•	Santander Universities

Banco Banco Santander supports higher education, research and entrepreneurship through more than 1,100 co-operation agreements with universities throughout the world, developing different scholarship and study aid programmes that foster the international travel of students and teachers.

The third international meeting of rectors of Universia in Río de Janeiro had as its leitmotif “The university of the 21st century: a reflection from Latin America” in which 1,103 rectors from 33 countries participated. The meeting’s main objectives centred on giving an impetus to and modernizing universities, fostering their internationalization and innovation, strengthening the social leadership of universities and maximizing their value as an instrument of economic and social development.

Banco Santander announced at the meeting that it will assign EUR 700 million over the next four years to university projects, 40% of which will go on scholarships and international and domestic travel of students and teachers, 30% on fostering research, innovation and entrepreneurship and 30% on supporting academic projects and initiatives to modernize and incorporate new technologies.

For the third year running, Grupo Santander City hosted various activities that the Madrid Complutense University organized as part of its 27th Summer Courses, whose main sponsor is Banco Santander. Particularly noteworthy were four courses on innovation at the service of customers, human rights in business activity, the financial education of citizens and managing the commitment of employees in companies.

•	Investment in the community

Banco Santander runs many local programmes to support the communities in which it operates in order to contribute to their economic and social development. Many of these programmes involve the Group’s employees.

As part of the financial education program developed in Santander in Chile, the Bank introduced Sanodelucas SMEs, a digital platform that includes financial information for entrepreneurs and small business people with the objective to homogenize the knowledge about the financial products. This platform includes contents that follow the guidelines of the OECD in the promotion of behaviors to improve the quality of life of people and contribute to the country’s sustainable development.

Banco Santander joined as a sponsor the third edition of the solidarity campaign SOMOS, an initiative of 33 Spanish NGOs, under the Spanish Association of Fundraising, to promote a culture of solidarity in Spain. On this occasion SOMOS fostered citizens participation through the sending of solidarity SMS as a first step in collaborating with the NGOs involved in the campaign, and whose activities focus on six main causes: hunger and poverty, children, education, emergencies, health and research, disability and social exclusion.

The environment and climate change

Banco Santander contributes to improving the environment through initiatives and strategic plans to cut energy consumption and emission of greenhouse gases in all its buildings and offices, as well as fostering the use of alternative energy.

Banco Santander signed a new financing line of EUR 114 million with the European Investment Bank, which will be used to fund projects by companies that impact on energy saving and efficiency. This pioneering initiative in Spain will be managed via European Commission structural funds.

Reflecting its commitment to the environment and to sustainable development Banco Santander was recognised for the third time as the “World’s Greenest Bank” in the ranking that Bloomberg Markets has been drawing up for the last four years.

Prizes and recognitions

Euromoney magazine named Banco Santander as the best bank in Western Europe. It called Santander “unique” for having a higher credit rating than the sovereign debt rating of its country of origin. The magazine also highlighted its geographic diversification based on a model of autonomous subsidiaries in capital, some of them listed outside of Spain, as well as retail and consumer banking units in Europe that generate a significant share of profits.

Santander was also awarded “2014 Best Bank” in five of its core markets: Spain, Portugal, Mexico, Argentina and Puerto Rico.

JANUARY - SEPTEMBER

Investor Relations
Ciudad Grupo Santander
Edificio Pereda, 1st floor
Avda de Cantabria, o/n
28660 Boadilla del Monte
Madrid (Spain)
Tel: 34 (91) 259 65 14 / 34 (91) 259 65 20
Fax: 34 (91) 257 02 45
e-mail: investor@gruposantander.com

Legal Head Office:
Paseo Pereda, 9-12, Santander (Spain)
Tel: 34 (942) 20 61 00
Operational Head Office:
Ciudad Grupo Santander
Avda, de Cantabria, o/n 28660 Boadilla del Monte, Madrid (Spain)

Santander
a bank for your ideas

www.santander.com

Key consolidated data

			Variation
	9M ’14	9M ’13	Amount	%	2013
Balance sheet (EUR million)
Total assets	1,240,979	1,210,198	30,781	2.5	1,134,003
Net customer loans	721,988	702,828	19,161	2.7	684,690
Customer deposits	646,331	633,433	12,897	2.0	607,836
Managed and marketed customer funds	1,020,433	977,778	42,655	4.4	946,210
Shareholders’ equity	88,154	83,954	4,200	5.0	84,302
Total managed and marketed funds	1,402,153	1,346,697	55,455	4.1	1,269,917
Income statement * (EUR million)
Net interest income	21,834	21,489	345	1.6	28,419
Gross income	31,572	31,903	(330)	(1.0)	41,931
Pre-provision profit (net operating income)	16,750	16,804	(55)	(0.3)	21,773
Profit before taxes	7,140	5,808	1,331	22.9	7,637
Attributable profit to the Group	4,361	3,311	1,050	31.7	4,370

(*).-	Variations w/o exchange rate

Net interest income: +8.1%; Gross income: +4.9%; Pre-provision profit: +6.6%; Attributable profit: +44.7%

EPS, profitability and efficiency (%)
EPS (euro)	0.367	0.309	0.058	18.6	0.403
ROE	6.94	5.48			5.42
ROTE	10.10	7.98			7.87
ROA	0.59	0.45			0.45
RoRWA	1.28
Efficiency ratio (with amortisations)	46.95	47.33			48.07
Solvency and NPL ratios (%)
CET1**	11.44
NPL ratio	5.28	5.40			5.61
Coverage ratio	67.5	67.1			64.9
Market capitalisation and shares
Shares (millions at period-end)	11,988	11,092	896	8.1	11,333
Share price (euros)	7.611	6.028	1.583	26.3	6.506
Market capitalisation (EUR million)	91,241	66,863	24,378	36.5	73,735
Book value (euro)	7.36	7.58			7.44
Price / Book value (X)	1.03	0.79			0.87
P/E ratio (X)	15.55	14.61			16.13
Other data
Number of shareholders	3,229,672	3,281,450	(51,778)	(1.6)	3,299,026
Number of employees	183,534	188,265	(4,731)	(2.5)	186,540
Number of branches	13,067	14,561	(1,494)	(10.3)	13,927

(**).-	Including impact from the Alternative Standard Approach (ASA) model of Brazil’s operational risk, approved by BACEN (0.29 p.p.) but pending authorization from the regulator on the consolidated Group.

Note: The financial information in this report has not been audited, but it was approved by the Board of Directors at its meeting on October, 23 2014, following a favourable report from the Audit Committee on October, 20 2014. The Audit Committee verified that the information for 2014 was based on the same principles and practices as those used to draw up the annual financial statements.

Income statement

EUR million

			Variation
	9M ’14	9M ’13	Amount	%
Net interest income	21,834	21,489	345	1.6
Net fees	7,172	7,277	(106)	(1.5)
Gains (losses) on financial transactions	2,229	2,842	(613)	(21.6)
Other operating income	337	294	43	14.8
Dividends	323	276	47	17.0
Income from equity-accounted method	180	204	(24)	(11.9)
Other operating income/expenses	(166)	(186)	21	(11.1)
Gross income	31,572	31,903	(330)	(1.0)
Operating expenses	(14,822)	(15,098)	276	(1.8)
General administrative expenses	(13,125)	(13,363)	237	(1.8)
Personnel	(7,543)	(7,716)	174	(2.3)
Other general administrative expenses	(5,583)	(5,646)	64	(1.1)
Depreciation and amortisation	(1,697)	(1,735)	38	(2.2)
Net operating income	16,750	16,804	(55)	(0.3)
Net loan-loss provisions	(8,110)	(9,566)	1,456	(15.2)
Impairment losses on other assets	(225)	(378)	153	(40.6)
Other income	(1,275)	(1,052)	(223)	21.2
Ordinary profit before taxes	7,140	5,808	1,331	22.9
Tax on profit	(1,882)	(1,548)	(333)	21.5
Ordinary profit from continuing operations	5,258	4,260	998	23.4
Net profit from discontinued operations	(7)	(14)	8	(52.8)
Ordinary consolidated profit	5,252	4,246	1,006	23.7
Minority interests	891	935	(45)	(4.8)
Ordinary attributable profit to the Group	4,361	3,311	1,050	31.7
Net capital gains and provisions	—	—	—	—
Attributable profit to the Group	4,361	3,311	1,050	31.7
EPS (euros)	0.367	0.309	0.058	18.6
Diluted EPS (euros)	0.366	0.308	0.058	19.0
Pro memoria:
Average total assets	1,185,361	1,250,065	(64,704)	(5.2)
Average shareholders’ equity	83,834	80,577	3,256	4.0

Quarterly income statement

EUR million

	1Q 13	2Q 13	3Q 13	4Q 13	1Q 14	2Q 14	3Q 14
Net interest income	7,206	7,339	6,944	6,930	6,992	7,370	7,471
Net fees	2,484	2,494	2,300	2,345	2,331	2,403	2,439
Gains (losses) on financial transactions	967	880	995	653	767	511	952
Other operating income	66	134	94	100	34	204	99
Dividends	59	145	72	102	31	220	72
Income from equity-accounted method	66	58	80	79	65	42	72
Other operating income/expenses	(59)	(69)	(58)	(81)	(63)	(58)	(45)
Gross income	10,722	10,847	10,333	10,029	10,124	10,488	10,961
Operating expenses	(5,068)	(5,088)	(4,943)	(5,060)	(4,847)	(4,906)	(5,070)
General administrative expenses	(4,497)	(4,485)	(4,381)	(4,395)	(4,256)	(4,360)	(4,509)
Personnel	(2,631)	(2,606)	(2,478)	(2,559)	(2,455)	(2,515)	(2,572)
Other general administrative expenses	(1,865)	(1,879)	(1,902)	(1,836)	(1,801)	(1,844)	(1,937)
Depreciation and amortisation	(571)	(602)	(562)	(665)	(590)	(546)	(560)
Net operating income	5,655	5,760	5,390	4,968	5,277	5,582	5,891
Net loan-loss provisions	(3,142)	(3,399)	(3,025)	(2,774)	(2,695)	(2,638)	(2,777)
Impairment losses on other assets	(110)	(126)	(141)	(146)	(87)	(71)	(67)
Other income	(262)	(422)	(368)	(220)	(347)	(438)	(491)
Ordinary profit before taxes	2,141	1,812	1,856	1,828	2,149	2,435	2,556
Tax on profit	(577)	(453)	(518)	(526)	(569)	(664)	(649)
Ordinary profit from continuing operations	1,564	1,359	1,338	1,302	1,579	1,771	1,908
Net profit from discontinued operations	—	(14)	(0)	(1)	(0)	(0)	(7)
Ordinary consolidated profit	1,564	1,345	1,337	1,301	1,579	1,771	1,901
Minority interests	359	294	282	242	277	318	296
Ordinary attributable profit to the Group	1,205	1,050	1,055	1,060	1,303	1,453	1,605
Net capital gains and provisions	—	—	—	—	—	—	—
Attributable profit to the Group	1,205	1,050	1,055	1,060	1,303	1,453	1,605
EPS (euros)	0.116	0.098	0.096	0.094	0.113	0.122	0.131
Diluted EPS (euros)	0.115	0.098	0.095	0.094	0.113	0.122	0.131

Income statement

Constant EUR million

			Variation
	9M ’14	9M ’13	Amount	%
Net interest income	21,834	20,199	1,634	8.1
Net fees	7,172	6,869	303	4.4
Gains (losses) on financial transactions	2,229	2,745	(515)	(18.8)
Other operating income	337	289	48	16.7
Dividends	323	271	53	19.4
Income from equity-accounted method	180	182	(3)	(1.4)
Other operating income/expenses	(166)	(164)	(2)	1.0
Gross income	31,572	30,102	1,470	4.9
Operating expenses	(14,822)	(14,392)	(431)	3.0
General administrative expenses	(13,125)	(12,726)	(399)	3.1
Personnel	(7,543)	(7,365)	(178)	2.4
Other general administrative expenses	(5,583)	(5,361)	(221)	4.1
Depreciation and amortisation	(1,697)	(1,666)	(31)	1.9
Net operating income	16,750	15,710	1,040	6.6
Net loan-loss provisions	(8,110)	(9,011)	901	(10.0)
Impairment losses on other assets	(225)	(376)	151	(40.3)
Other income	(1,275)	(1,015)	(260)	25.7
Ordinary profit before taxes	7,140	5,308	1,832	34.5
Tax on profit	(1,882)	(1,419)	(462)	32.6
Ordinary profit from continuing operations	5,258	3,889	1,370	35.2
Net profit from discontinued operations	(7)	(15)	8	(55.0)
Ordinary consolidated profit	5,252	3,874	1,378	35.6
Minority interests	891	861	30	3.5
Ordinary attributable profit to the Group	4,361	3,013	1,348	44.7
Net capital gains and provisions	—	—	—	—
Attributable profit to the Group	4,361	3,013	1,348	44.7

Quarterly income statement

Constant EUR million

	1Q 13	2Q 13	3Q 13	4Q 13	1Q 14	2Q 14	3Q 14
Net interest income	6,608	6,789	6,803	6,888	7,126	7,362	7,346
Net fees	2,300	2,320	2,249	2,316	2,366	2,400	2,406
Gains (losses) on financial transactions	919	857	968	649	768	511	949
Other operating income	64	133	92	101	35	205	98
Dividends	58	142	71	102	32	220	71
Income from equity-accounted method	57	49	76	76	67	42	70
Other operating income/expenses	(51)	(58)	(55)	(76)	(64)	(57)	(44)
Gross income	9,891	10,098	10,112	9,954	10,295	10,478	10,798
Operating expenses	(4,754)	(4,790)	(4,848)	(5,013)	(4,917)	(4,903)	(5,002)
General administrative expenses	(4,216)	(4,217)	(4,293)	(4,351)	(4,318)	(4,358)	(4,450)
Personnel	(2,475)	(2,458)	(2,432)	(2,540)	(2,490)	(2,515)	(2,538)
Other general administrative expenses	(1,741)	(1,760)	(1,861)	(1,811)	(1,828)	(1,843)	(1,912)
Depreciation and amortisation	(539)	(572)	(555)	(663)	(599)	(546)	(552)
Net operating income	5,137	5,309	5,264	4,940	5,378	5,575	5,797
Net loan-loss provisions	(2,875)	(3,160)	(2,977)	(2,771)	(2,746)	(2,633)	(2,731)
Impairment losses on other assets	(109)	(125)	(142)	(142)	(87)	(70)	(67)
Other income	(251)	(406)	(357)	(216)	(353)	(437)	(485)
Ordinary profit before taxes	1,902	1,618	1,788	1,812	2,192	2,435	2,513
Tax on profit	(519)	(405)	(496)	(519)	(581)	(663)	(637)
Ordinary profit from continuing operations	1,384	1,213	1,292	1,293	1,611	1,772	1,876
Net profit from discontinued operations	—	(15)	(0)	(0)	(0)	(0)	(7)
Ordinary consolidated profit	1,384	1,198	1,292	1,293	1,611	1,771	1,869
Minority interests	322	266	273	240	282	317	291
Ordinary attributable profit to the Group	1,062	932	1,019	1,053	1,329	1,454	1,578
Net capital gains and provisions	—	—	—	—	—	—	—
Attributable profit to the Group	1,062	932	1,019	1,053	1,329	1,454	1,578

Exchange rates: 1 euro / currency parity

	Average (income statement)		Period-end (balance sheet)
	9M ’14	9M ’13	30.09.14	31.12.13	30.09.13
US$	1.354	1.317	1.258	1.379	1.351
Pound sterling	0.812	0.852	0.777	0.834	0.836
Brazilian real	3.099	2.779	3.082	3.258	3.041
Mexican peso	17.766	16.678	16.998	18.073	17.846
Chilean peso	759.987	642.322	755.823	724.579	682.880
Argentine peso	10.787	6.934	10.672	8.990	7.823
Polish zloty	4.175	4.200	4.178	4.154	4.229

Net fees

EUR million

			Variation
	9M ’14	9M ’13	Amount	%
Fees from services	4,303	4,409	(107)	(2.4)
Mutual & pension funds	667	638	29	4.6
Securities and custody	577	496	81	16.4
Insurance	1,625	1,734	(109)	(6.3)
Net fee income	7,172	7,277	(106)	(1.5)

Operating expenses

EUR million

			Variation
	9M ’14	9M ’13	Amount	%
Personnel expenses	7,543	7,716	(174)	(2.3)
General expenses	5,583	5,646	(64)	(1.1)
Information technology	680	742	(62)	(8.3)
Communications	381	476	(96)	(20.0)
Advertising	454	440	14	3.2
Buildings and premises	1,341	1,375	(34)	(2.4)
Printed and office material	113	124	(11)	(9.1)
Taxes (other than profit tax)	341	336	5	1.4
Other expenses	2,272	2,153	120	5.6
Personnel and general expenses	13,125	13,363	(237)	(1.8)
Depreciation and amortisation	1,697	1,735	(38)	(2.2)
Total operating expenses	14,822	15,098	(276)	(1.8)

Net loan-loss provisions

EUR million

			Variation
	9M ’14	9M ’13	Amount	%
Non performing loans	9,069	11,070	(2,001)	(18.1)
Country-risk	(4)	2	(5)	—
Recovery of written-off assets	(956)	(1,506)	550	(36.5)
Total	8,110	9,566	(1,456)	(15.2)

Balance sheet

EUR million

			Variation
	30.09.14	30.09.13	Amount	%	31.12.13
Assets
Cash on hand and deposits at central banks	76,478	88,099	(11,621)	(13.2)	77,103
Trading portfolio	142,840	153,312	(10,472)	(6.8)	115,309
Debt securities	58,325	43,179	15,147	35.1	40,841
Customer loans	524	9,998	(9,474)	(94.8)	5,079
Equities	9,770	6,080	3,690	60.7	4,967
Trading derivatives	71,533	79,689	(8,156)	(10.2)	58,920
Deposits from credit institutions	2,688	14,367	(11,680)	(81.3)	5,503
Other financial assets at fair value	35,925	38,660	(2,735)	(7.1)	31,441
Customer loans	10,266	11,878	(1,612)	(13.6)	13,255
Other (deposits at credit institutions, debt securities and	25,659	26,782	(1,123)	(4.2)	18,185
Available-for-sale financial assets	99,226	93,346	5,880	6.3	83,799
Debt securities	94,333	88,929	5,404	6.1	79,844
Equities	4,893	4,417	476	10.8	3,955
Loans	784,406	743,030	41,376	5.6	731,420
Deposits at credit institutions	65,372	54,167	11,205	20.7	57,178
Customer loans	711,198	680,952	30,246	4.4	666,356
Debt securities	7,836	7,911	(75)	(0.9)	7,886
Investments	3,619	2,879	740	25.7	3,377
Intangible assets and property and equipment	21,431	17,784	3,647	20.5	18,137
Goodwill	27,364	24,732	2,633	10.6	24,263
Other	49,689	48,356	1,333	2.8	49,154
Total assets	1,240,979	1,210,198	30,781	2.5	1,134,003
Liabilities and shareholders’ equity
Trading portfolio	107,225	128,994	(21,769)	(16.9)	94,695
Customer deposits	9,101	15,085	(5,984)	(39.7)	8,500
Marketable debt securities	197	1	197	—	1
Trading derivatives	71,858	79,827	(7,969)	(10.0)	58,910
Other	26,068	34,081	(8,013)	(23.5)	27,285
Other financial liabilities at fair value	62,969	48,996	13,973	28.5	42,311
Customer deposits	35,247	28,633	6,614	23.1	26,484
Marketable debt securities	4,048	6,475	(2,426)	(37.5)	4,086
Due to central banks and credit institutions	23,674	13,889	9,785	70.5	11,741
Financial liabilities at amortized cost	939,586	913,433	26,154	2.9	880,115
Due to central banks and credit institutions	106,229	104,755	1,474	1.4	92,390
Customer deposits	601,983	589,716	12,267	2.1	572,853
Marketable debt securities	191,349	186,070	5,279	2.8	182,234
Subordinated debt	17,334	15,300	2,034	13.3	16,139
Other financial liabilities	22,692	17,592	5,100	29.0	16,499
Insurance liabilities	1,671	1,324	348	26.3	1,430
Provisions	14,475	14,671	(196)	(1.3)	14,485
Other liability accounts	26,769	20,496	6,273	30.6	20,409
Total liabilities	1,152,695	1,127,914	24,781	2.2	1,053,444
Shareholders’ equity	88,154	83,954	4,200	5.0	84,740
Capital stock	5,994	5,546	448	8.1	5,667
Reserves	78,025	75,320	2,705	3.6	75,109
Attributable profit to the Group	4,361	3,311	1,050	31.7	4,370
Less: dividends	(226)	(223)	(3)	1.4	(406)
Equity adjustments by valuation	(10,567)	(12,133)	1,565	(12.9)	(14,152)
Minority interests	10,697	10,463	234	2.2	9,972
Total equity	88,284	82,284	6,000	7.3	80,559

Total liabilities and equity	1,240,979	1,210,198	30,781	2.5	1,134,003

Balance sheet

EUR million

	31.03.13	30.06.13	30.09.13	31.12.13	31.03.14	30.06.14	30.09.14
Assets
Cash on hand and deposits at central banks	79,202	81,673	88,099	77,103	82,402	83,877	76,478
Trading portfolio	184,803	169,729	153,312	115,309	128,631	130,773	142,840
Debt securities	49,703	51,275	43,179	40,841	48,765	54,115	58,325
Customer loans	13,089	13,776	9,998	5,079	5,902	1,637	524
Equities	5,294	5,090	6,080	4,967	8,200	9,399	9,770
Trading derivatives	105,391	91,437	79,689	58,920	60,252	64,335	71,533
Deposits from credit institutions	11,326	8,151	14,367	5,503	5,511	1,287	2,688
Other financial assets at fair value	44,972	40,118	38,660	31,441	38,992	30,421	35,925
Customer loans	13,821	14,389	11,878	13,255	11,054	11,031	10,266
Other (deposits at credit institutions, debt securities and	31,151	25,728	26,782	18,185	27,939	19,390	25,659
Available-for-sale financial assets	107,184	105,661	93,346	83,799	90,889	90,637	99,226
Debt securities	102,570	100,855	88,929	79,844	86,849	85,773	94,333
Equities	4,614	4,805	4,417	3,955	4,039	4,864	4,893
Loans	780,819	746,773	743,030	731,420	731,597	755,264	784,406
Deposits at credit institutions	63,258	52,132	54,167	57,178	46,357	53,232	65,372
Customer loans	710,044	686,858	680,952	666,356	677,639	694,231	711,198
Debt securities	7,517	7,784	7,911	7,886	7,600	7,801	7,836
Investments	2,524	2,917	2,879	3,377	3,502	3,603	3,619
Intangible assets and property and equipment	17,280	17,445	17,784	18,137	19,035	19,739	21,431
Goodwill	26,127	24,913	24,732	24,263	26,056	26,663	27,364
Other	52,883	50,186	48,356	49,154	47,613	47,066	49,689
Total assets	1,295,794	1,239,415	1,210,198	1,134,003	1,168,718	1,188,043	1,240,979
Liabilities and shareholders’ equity
Trading portfolio	154,092	139,906	128,994	94,695	105,947	96,621	107,225
Customer deposits	13,200	17,569	15,085	8,500	13,197	5,250	9,101
Marketable debt securities	1	1	1	1	1	—	197
Trading derivatives	105,627	89,937	79,827	58,910	59,664	64,255	71,858
Other	35,264	32,399	34,081	27,285	33,084	27,116	26,068
Other financial liabilities at fair value	59,422	54,779	48,996	42,311	51,500	50,446	62,969
Customer deposits	31,473	32,427	28,633	26,484	33,683	32,103	35,247
Marketable debt securities	5,650	6,154	6,475	4,086	5,088	3,864	4,048
Deposits at credit institutions	22,298	16,198	13,889	11,741	12,730	14,479	23,674
Financial liabilities at amortized cost	956,059	925,497	913,433	880,115	889,288	914,107	939,586
Due to central banks and credit institutions	106,002	103,360	104,755	92,390	98,113	104,111	106,229
Customer deposits	608,555	594,938	589,716	572,853	573,255	580,408	601,983
Marketable debt securities	205,384	192,441	186,070	182,234	179,446	187,631	191,349
Subordinated debt	17,828	16,118	15,300	16,139	17,738	19,043	17,334
Other financial liabilities	18,290	18,640	17,592	16,499	20,735	22,914	22,692
Insurance liabilities	1,263	1,091	1,324	1,430	1,548	1,602	1,671
Provisions	16,039	15,148	14,671	14,485	14,900	15,205	14,475
Other liability accounts	23,727	21,005	20,496	20,409	23,014	24,346	26,769
Total liabilities	1,210,601	1,157,425	1,127,914	1,053,444	1,086,197	1,102,327	1,152,695
Shareholders’ equity	82,158	83,202	83,954	84,740	85,631	87,035	88,154
Capital stock	5,269	5,405	5,546	5,667	5,781	5,889	5,994
Reserves	75,683	75,542	75,320	75,109	78,548	78,390	78,025
Attributable profit to the Group	1,205	2,255	3,311	4,370	1,303	2,756	4,361
Less: dividends	—	—	(223)	(406)	—	—	(226)
Equity adjustments by valuation	(9,013)	(11,903)	(12,133)	(14,152)	(13,253)	(11,857)	(10,567)
Minority interests	12,048	10,691	10,463	9,972	10,142	10,538	10,697
Total equity	85,193	81,990	82,284	80,559	82,520	85,716	88,284

Total liabilities and equity	1,295,794	1,239,415	1,210,198	1,134,003	1,168,718	1,188,043	1,240,979

Customer loans

EUR million

			Variation
	30.09.14	30.09.13	Amount	%	31.12.13
Spanish Public sector	16,204	17,331	(1,127)	(6.5)	13,374
Other residents	158,190	165,571	(7,381)	(4.5)	160,478
Commercial bills	6,459	6,612	(153)	(2.3)	7,301
Secured loans	97,753	97,619	134	0.1	96,420
Other loans	53,978	61,340	(7,362)	(12.0)	56,757
Non-resident sector	575,032	547,267	27,765	5.1	537,587
Secured loans	351,910	324,631	27,279	8.4	320,629
Other loans	223,122	222,636	486	0.2	216,958
Gross customer loans	749,426	730,169	19,257	2.6	711,439
Loan-loss allowances	27,438	27,341	97	0.4	26,749
Net customer loans	721,988	702,828	19,161	2.7	684,690
Pro memoria: Doubtful loans	40,440	40,876	(436)	(1.1)	41,088
Public sector	167	172	(6)	(3.2)	99
Other residents	20,360	20,566	(207)	(1.0)	21,763
Non-resident sector	19,914	20,137	(224)	(1.1)	19,226

Customer loans

EUR million

	31.03.13	30.06.13	30.09.13	31.12.13	31.03.14	30.06.14	30.09.14
Spanish Public sector	17,561	17,634	17,331	13,374	15,409	16,227	16,204
Other residents	178,460	171,494	165,571	160,478	162,693	162,352	158,190
Commercial bills	8,007	7,654	6,612	7,301	6,797	6,689	6,459
Secured loans	101,863	97,997	97,619	96,420	97,648	98,962	97,753
Other loans	68,590	65,843	61,340	56,757	58,248	56,701	53,978
Non-resident sector	568,772	553,546	547,267	537,587	543,753	555,784	575,032
Secured loans	340,486	329,471	324,631	320,629	323,789	339,213	351,910
Other loans	228,287	224,075	222,636	216,958	219,964	216,571	223,122
Gross customer loans	764,793	742,675	730,169	711,439	721,856	734,363	749,426
Loan-loss allowances	27,839	27,652	27,341	26,749	27,261	27,464	27,438
Net customer loans	736,954	715,023	702,828	684,690	694,595	706,899	721,988
Pro memoria: Doubtful loans	37,780	39,681	40,876	41,088	41,101	40,948	40,440
Public sector	103	117	172	99	88	126	167
Other residents	16,613	19,201	20,566	21,763	21,741	21,003	20,360
Non-resident sector	21,064	20,363	20,137	19,226	19,272	19,819	19,914

Credit risk management *

EUR million

			Variation
	30.09.14	30.09.13	Amount		%	31.12.13
Non-performing loans	41,727	41,899	(172)		(0.4)	42,420
NPL ratio (%)	5.28	5.40	(0.12 p.	)		5.61
Loan-loss allowances	28,174	28,096	79		0.3	27,526
Specific	22,156	22,809	(653)		(2.9)	22,433
Generic	6,018	5,287	732		13.8	5,093
Coverage ratio (%)	67.5	67.1	0.5 p.			64.9
Cost of credit (%) **	1.52	1.89	(0.37 p.	)		1.69

(*).- Excluding country-risk

(**).- 12 months net loan-loss provisions / average lending?

Note: NPL ratio: Non-performing loans / computable assets

Credit risk management *

EUR million

	31.03.13	30.06.13	30.09.13	31.12.13	31.03.14	30.06.14	30.09.14
Non-performing loans	38,693	40,712	41,899	42,420	42,300	42,334	41,727
NPL ratio (%)	4.75	5.15	5.40	5.61	5.52	5.45	5.28
Loan-loss allowances	28,652	28,373	28,096	27,526	28,037	28,256	28,174
Specific	22,950	22,988	22,809	22,433	22,562	22,660	22,156
Generic	5,702	5,385	5,287	5,093	5,475	5,596	6,018
Coverage ratio (%)	74.1	69.7	67.1	64.9	66.3	66.7	67.5
Cost of credit (%) **	2.45	2.14	1.89	1.69	1.65	1.56	1.52

(*).- Excluding country-risk

(**).- 12 months net loan-loss provisions / average lending?

Note: NPL ratio: Non-performing loans / computable assets

Non-performing loans by quarter

EUR million

	1Q 13	2Q 13	3Q 13	4Q 13	1Q 14	2Q 14	3Q 14
Balance at beginning of period	36,761	38,693	40,712	41,899	42,420	42,300	42,334
Net additions	4,167	6,294	4,722	4,517	2,536	2,535	1,959
Increase in scope of consolidation	743	—	—	—	148	—	—
Exchange differences	300	(1,283)	(447)	(781)	96	293	463
Write-offs	(3,278)	(2,991)	(3,088)	(3,215)	(2,900)	(2,793)	(3,029)
Balance at period-end	38,693	40,712	41,899	42,420	42,300	42,334	41,727

Managed and marketed customer funds

EUR million

			Variation
	30.09.14	30.09.13	Amount	%	31.12.13
Resident public sector	9,689	12,893	(3,204)	(24.8)	7,745
Other residents	162,313	164,101	(1,788)	(1.1)	161,649
Demand deposits	82,530	74,878	7,653	10.2	74,969
Time deposits	75,837	83,798	(7,962)	(9.5)	80,146
Other	3,945	5,425	(1,479)	(27.3)	6,535
Non-resident sector	474,329	456,440	17,889	3.9	438,442
Demand deposits	259,141	232,721	26,421	11.4	230,715
Time deposits	156,448	165,506	(9,059)	(5.5)	161,300
Other	58,739	58,213	527	0.9	46,427
Customer deposits	646,331	633,433	12,897	2.0	607,836
Debt securities*	195,595	192,545	3,049	1.6	186,321
Subordinated debt	17,334	15,300	2,034	13.3	16,139
On-balance-sheet customer funds	859,259	841,278	17,980	2.1	810,296
Mutual funds	124,911	105,148	19,763	18.8	103,967
Pension funds	11,341	10,427	914	8.8	10,879
Managed portfolios	24,923	20,925	3,998	19.1	21,068
Other managed and marketed customer funds	161,174	136,500	24,674	18.1	135,914

Managed and marketed customer funds	1,020,433	977,778	42,655	4.4	946,210

(*).-	Including retail commercial paper (EUR million): 663 in September 2014, 4,820 in September 2013 and 3,553 in December 2013

Managed and marketed mutual funds

EUR million

			Variation
	30.09.14	30.09.13	Amount	%	31.12.13
Spain	40,712	30,989	9,723	31.4	33,104
Portugal	1,246	1,141	105	9.2	1,050
Poland	3,692	3,431	261	7.6	3,525
United Kingdom	9,849	9,572	277	2.9	9,645
Latin America	67,981	59,129	8,852	15.0	55,835
USA	1,431	886	545	61.5	807
Total	124,911	105,148	19,763	18.8	103,967

Managed and marketed pension funds

EUR million

			Variation
	30.09.14	30.09.13	Amount	%	31.12.13
Spain	10,491	9,650	841	8.7	10,030
Portugal	849	776	73	9.4	848
Total	11,341	10,427	914	8.8	10,879

Managed and marketed customer funds

EUR million

	31.03.13	30.06.13	30.09.13	31.12.13	31.03.14	30.06.14	30.09.14
Resident public sector	13,198	10,734	12,893	7,745	7,856	7,357	9,689
Other residents	164,090	167,266	164,101	161,649	158,292	163,548	162,313
Demand deposits	73,015	76,274	74,878	74,969	76,468	79,661	82,530
Time deposits	82,772	83,227	83,798	80,146	76,823	77,913	75,837
Other	8,302	7,764	5,425	6,535	5,000	5,974	3,945
Non-resident sector	475,940	466,934	456,440	438,442	453,988	446,855	474,329
Demand deposits	235,522	232,969	232,721	230,715	232,123	244,068	259,141
Time deposits	179,587	168,611	165,506	161,300	163,845	155,736	156,448
Other	60,831	65,354	58,213	46,427	58,020	47,052	58,739
Customer deposits	653,228	644,934	633,433	607,836	620,135	617,761	646,331
Debt securities*	211,035	198,595	192,545	186,321	184,534	191,495	195,595
Subordinated debt	17,828	16,118	15,300	16,139	17,738	19,043	17,334
On-balance-sheet customer funds	882,091	859,647	841,278	810,296	822,408	828,299	859,259
Mutual funds	107,393	101,598	105,148	103,967	111,392	119,739	124,911
Pension funds	10,181	10,135	10,427	10,879	11,064	11,258	11,341
Managed portfolios	20,988	20,393	20,925	21,068	21,839	23,198	24,923
Other managed and marketed customer funds	138,562	132,127	136,500	135,914	144,296	154,195	161,174

Managed and marketed customer funds	1,020,653	991,774	977,778	946,210	966,704	982,494	1,020,433

(*).-	Including retail commercial paper (in EUR million): 10,153 in March 2013, 7,471 in June 2013, 4.820 in September 2013, 3,553 in December 2013, 2,015 in March 2014, 1.318 in June 2014 and 663 in September 2014

Managed and marketed mutual funds

EUR million

	31.03.13	30.06.13	30.09.13	31.12.13	31.03.14	30.06.14	30.09.14
Spain	27,361	28,497	30,989	33,104	36,164	38,973	40,712
Portugal	1,437	1,281	1,141	1,050	1,185	1,311	1,246
Poland	3,342	3,294	3,431	3,525	3,455	3,556	3,692
United Kingdom	12,638	10,687	9,572	9,645	9,490	9,740	9,849
Latin America	61,256	56,411	59,129	55,835	60,256	65,315	67,981
USA	1,360	1,429	886	807	843	844	1,431
Total	107,393	101,598	105,148	103,967	111,392	119,739	124,911

Managed and marketed pension funds

EUR million

	31.03.13	30.06.13	30.09.13	31.12.13	31.03.14	30.06.14	30.09.14
Spain	9,401	9,366	9,650	10,030	10,202	10,394	10,491
Portugal	780	768	776	848	862	864	849
Total	10,181	10,135	10,427	10,879	11,064	11,258	11,341

Total equity and capital with the nature of financial liabilities

EUR million

			Variation
	30.09.14	30.09.13	Amount	%	31.12.13
Capital stock	5,994	5,546	448	8.1	5,667
Additional paid-in surplus	36,411	36,949	(538)	(1.5)	36,804
Reserves	41,672	38,476	3,196	8.3	38,314
Treasury stock	(58)	(105)	47	(44.7)	(9)
Shareholders’ equity (before profit and dividends)	84,019	80,866	3,153	3.9	80,776
Attributable profit	4,361	3,311	1,050	31.7	4,370
Interim dividend distributed	(226)	(223)	(3)	1.4	(406)
Interim dividend not distributed	—	—	—	—	(438)
Shareholders’ equity (after retained profit)	88,154	83,954	4,200	5.0	84,302
Valuation adjustments	(10,567)	(12,133)	1,565	(12.9)	(14,152)
Minority interests	10,697	10,463	234	2.2	9,972
Total equity (after retained profit)	88,284	82,284	6,000	7.3	80,122
Preferred shares and securities in subordinated debt	6,827	4,247	2,580	60.7	4,053
Total equity and capital with the nature of financial liabilities	95,111	86,531	8,580	9.9	84,175

Computable capital

EUR million

30.09.14
CET1	64,206
Basic capital	64,206
Computable capital	70,674
Risk-weighted assets	561,454
CET1 capital ratio (1)	11.44
T1 capital ratio	11.44
BIS ratio	12.59
Shareholders’ equity surplus	25,758

(1).-	Including impact from the Alternative Standard Approach (ASA) model of Brazil’s operational risk, approved by BACEN (0.29 p.p.) but pending authorization from the regulator on the consolidated Group

Key data by principal segments

	Net operating income			Attributable profit to the Group			Efficiency ratio (%)		ROE (%)
	9M ’14	9M ’13	Var (%)	9M ’14	9M ’13	Var (%)	9M ’14	9M ’13	9M ’14	9M ’13
Income statement (EUR million)
Continental Europe	4,844	4,608	5.1	1,434	833	72.1	49.5	51.4	7.57	4.29
o/w: Spain	2,685	2,488	7.9	822	368	123.6	49.4	53.2	9.97	4.18
Portugal	330	324	2.0	116	77	50.0	52.5	53.3	5.92	4.06
Poland	585	560	4.4	264	261	1.1	42.8	43.6	17.75	18.39
Santander Consumer Finance	1,371	1,315	4.3	626	585	7.0	44.0	44.1	10.72	10.15
United Kingdom	1,977	1,618	22.1	1,186	793	49.6	51.8	54.7	11.24	8.09

Latin America	8,304	9,524	(12.8)	2,298	2,525	(9.0)	41.6	40.0	14.54	14.48
o/w: Brazil	5,410	6,470	(16.4)	1,167	1,277	(8.6)	40.1	38.1	13.21	12.55
Mexico	1,341	1,406	(4.6)	474	564	(15.9)	41.2	39.3	17.04	18.88
Chile	961	975	(1.4)	347	316	9.8	39.5	42.1	20.40	17.39
USA	2,658	2,206	20.5	552	651	(15.3)	35.5	38.6	8.11	10.69

Operating areas	17,783	17,956	(1.0)	5,469	4,802	13.9	44.5	44.8	7.57	4.29
Corporate Activities	(1,033)	(1,152)	(10.3)	(1,108)	(1,492)	(25.7)
Total Group	16,750	16,804	(0.3)	4,361	3,310	31.7	46.9	47.3	6.94	5.48

	Net customer loans			Customer deposits			NPL ratio (%)		NPL coverage (%)
	30.09.14	30.09.13	Var (%)	30.09.14	30.09.13	Var (%)	30.09.14	30.09.13	30.09.14	30.09.13
Activity (EUR million)
Continental Europe	264,280	271,834	(2.8)	259,166	262,970	(1.4)	8.96	8.48	58.1	61.1
o/w: Spain	156,390	164,775	(5.1)	182,273	188,824	(3.5)	7.57	6.40	45.5	45.0
Portugal	23,333	24,712	(5.6)	24,131	24,185	(0.2)	8.49	7.86	53.9	51.9
Poland	17,217	16,298	5.6	20,224	17,404	16.2	7.43	7.75	65.8	64.1
Santander Consumer Finance	58,596	55,898	4.8	30,571	30,726	(0.5)	3.97	3.96	106.4	109.2
United Kingdom	248,940	237,138	5.0	203,721	197,252	3.3	1.80	1.98	43.4	41.6

Latin America	140,656	131,809	6.7	137,480	128,319	7.1	4.98	5.29	83.5	83.6

o/w: Brazil	72,918	69,395	5.1	70,892	65,801	7.7	5.64	6.12	91.4	92.0
Mexico	26,162	21,007	24.5	28,691	25,783	11.3	3.74	3.58	90.1	99.0
Chile	29,057	29,697	(2.2)	21,294	22,076	(3.5)	5.98	6.00	52.3	49.7
USA	63,729	58,214	9.5	44,298	39,977	10.8	2.68	3.04	184.1	148.9

Operating areas	717,605	698,995	2.7	644,666	628,518	2.6	5.29	5.39	67.0	67.2

Total Group	721,988	702,828	2.7	646,331	633,433	2.0	5.28	5.40	67.5	67.1

	Employees		Branches
	30.09.14	30.09.13	30.09.14	30.09.13
Operating means
Continental Europe	55,781	59,317	5,616	6,701
o/w: Spain	25,136	28,138	3,611	4,573
Portugal	5,515	5,600	620	647
Poland	11,894	12,499	803	836
Santander Consumer Finance	12,254	11,869	572	635
United Kingdom	25,305	25,419	950	1,191

Latin America	84,050	85,968	5,689	5,848
o/w: Brazil	46,621	50,322	3,427	3,661
Mexico	15,889	14,441	1,299	1,229
Chile	12,093	12,211	476	488
USA	15,795	15,048	812	821

Operating areas	180,931	185,752	13,067	14,561
Corporate Activities	2,603	2,513
Total Group	183,534	188,265	13,067	14,561

Operating areas

EUR million

			Variation
	9M ’14	9M ’13	Amount	%
Income statement
Net interest income	23,318	23,095	223	1.0
Net fees	7,191	7,326	(135)	(1.8)
Gains (losses) on financial transactions	1,223	1,921	(698)	(36.3)
Other operating income *	292	183	109	59.3
Gross income	32,023	32,525	(503)	(1.5)
Operating expenses	(14,240)	(14,569)	329	(2.3)
General administrative expenses	(12,642)	(12,921)	279	(2.2)
Personnel	(7,375)	(7,548)	173	(2.3)
Other general administrative expenses	(5,267)	(5,373)	106	(2.0)
Depreciation and amortisation	(1,598)	(1,649)	50	(3.1)
Net operating income	17,783	17,956	(173)	(1.0)
Net loan-loss provisions	(8,110)	(9,362)	1,252	(13.4)
Other income	(1,271)	(1,151)	(120)	10.4
Profit before taxes	8,402	7,442	960	12.9
Tax on profit	(2,030)	(1,687)	(343)	20.4
Profit from continuing operations	6,372	5,755	616	10.7
Net profit from discontinued operations	(7)	(14)	8	(52.8)
Consolidated profit	6,365	5,741	624	10.9
Minority interests	896	939	(43)	(4.6)
Attributable profit to the Group	5,469	4,802	667	13.9

(*).-	Including dividends, income from equity-accounted method and other operating income/expenses

			Variation
	30.09.14	30.09.13	Amount	%
Balance sheet
Customer loans **	717,605	698,995	18,610	2.7
Trading portfolio (w/o loans)	136,469	124,380	12,089	9.7
Available-for-sale financial assets	92,851	74,690	18,161	24.3
Due from credit institutions **	110,627	106,193	4,434	4.2
Intangible assets and property and equipment	18,304	13,954	4,350	31.2
Other assets	114,760	128,235	(13,475)	(10.5)
Total assets/liabilities & shareholders’ equity	1,190,617	1,146,448	44,169	3.9
Customer deposits **	644,666	628,518	16,148	2.6
Marketable debt securities **	139,056	123,397	15,659	12.7
Subordinated debt **	13,853	10,707	3,146	29.4
Insurance liabilities	1,671	1,324	348	26.3
Due to credit institutions **	144,173	139,458	4,716	3.4
Other liabilities	176,041	175,118	922	0.5
Shareholders’ equity ***	71,157	67,927	3,230	4.8
Other managed and marketed customer funds	161,174	136,500	24,674	18.1
Mutual funds	124,911	105,148	19,763	18.8
Pension funds	11,341	10,427	914	8.8
Managed portfolios	24,923	20,925	3,998	19.1
Managed and marketed customer funds	958,748	899,121	59,627	6.6

(**).-	Including all on-balance sheet balances for this item
(***).-	Not including profit of the year

Ratios (%) and other data
ROE	7.57	4.29	3.29 p.
Efficiency ratio (with amortisations)	44.5	44.8	(0.3 p.	)
NPL ratio	5.29	5.39	(0.10 p.	)
NPL coverage	67.0	67.2	(0.2 p.	)
Number of employees	180,931	185,752	(4,821)		(2.6)
Number of branches	13,067	14,561	(1,494)		(10.3)

Operating areas

EUR million

	1Q 13	2Q 13	3Q 13	4Q 13	1Q 14	2Q 14	3Q 14
Income statement
Net interest income	7,781	7,846	7,467	7,547	7,526	7,859	7,933
Net fees	2,496	2,512	2,318	2,346	2,339	2,409	2,444
Gains (losses) on financial transactions	736	521	663	388	465	263	495
Other operating income *	31	106	47	61	18	194	79
Gross income	11,044	10,985	10,496	10,343	10,348	10,724	10,950
Operating expenses	(4,891)	(4,912)	(4,767)	(4,893)	(4,655)	(4,709)	(4,876)
General administrative expenses	(4,341)	(4,357)	(4,223)	(4,282)	(4,092)	(4,204)	(4,346)
Personnel	(2,564)	(2,543)	(2,441)	(2,506)	(2,388)	(2,453)	(2,533)
Other general administrative expenses	(1,777)	(1,813)	(1,782)	(1,776)	(1,704)	(1,750)	(1,813)
Depreciation and amortisation	(549)	(555)	(544)	(610)	(563)	(505)	(530)
Net operating income	6,153	6,073	5,729	5,450	5,693	6,016	6,074
Net loan-loss provisions	(3,112)	(3,211)	(3,039)	(2,777)	(2,696)	(2,637)	(2,777)
Other income	(306)	(460)	(386)	(471)	(361)	(441)	(469)
Profit before taxes	2,735	2,403	2,304	2,202	2,635	2,937	2,829
Tax on profit	(628)	(524)	(535)	(526)	(648)	(722)	(660)
Profit from continuing operations	2,107	1,879	1,769	1,676	1,987	2,215	2,169
Net profit from discontinued operations	—	(14)	(0)	(1)	(0)	(0)	(7)
Consolidated profit	2,107	1,865	1,769	1,675	1,987	2,215	2,163
Minority interests	359	296	284	231	279	318	299
Attributable profit to the Group	1,748	1,570	1,485	1,444	1,708	1,897	1,864

(*).- Including dividends, income from equity-accounted method and other operating income/expenses

	31.03.13	30.06.13	30.09.13	31.12.13	31.03.14	30.06.14	30.09.14
Balance sheet
Customer loans **	733,717	711,374	698,995	683,460	687,983	702,640	717,605
Trading portfolio (w/o loans)	154,901	143,239	124,380	102,395	114,653	125,128	136,469
Available-for-sale financial assets	89,663	83,168	74,690	73,123	83,996	83,773	92,851
Due from credit institutions **	117,584	97,012	106,193	85,405	97,654	92,561	110,627
Intangible assets and property and equipment	13,220	13,474	13,954	14,685	15,404	16,294	18,304
Other assets	116,931	123,688	128,235	124,959	123,799	118,478	114,760
Total assets/liabilities & shareholders’ equity	1,226,017	1,171,955	1,146,448	1,084,025	1,123,490	1,138,874	1,190,617
Customer deposits **	649,288	637,275	628,518	604,985	618,756	616,197	644,666
Marketable debt securities **	132,728	125,384	123,397	121,850	122,433	130,742	139,056
Subordinated debt **	13,358	11,706	10,707	12,268	13,565	13,780	13,853
Insurance liabilities	1,263	1,091	1,324	1,430	1,548	1,602	1,671
Due to credit institutions **	148,856	135,910	139,458	122,777	133,264	140,361	144,173
Other liabilities	206,491	190,486	175,118	155,627	163,381	165,962	176,041
Shareholders’ equity ***	74,035	70,103	67,927	65,088	70,542	70,229	71,157
Other managed and marketed customer funds	138,562	132,127	136,500	135,914	144,296	154,195	161,174
Mutual funds	107,393	101,598	105,148	103,967	111,392	119,739	124,911
Pension funds	10,181	10,135	10,427	10,879	11,064	11,258	11,341
Managed portfolios	20,988	20,393	20,925	21,068	21,839	23,198	24,923
Managed and marketed customer funds	933,934	906,492	899,121	875,018	899,050	914,914	958,748

(**).- Including all on-balance sheet balances for this item

(***).- Not including profit of the year

Other information
NPL ratio	4.70	5.13	5.39	5.61	5.54	5.46	5.29
NPL coverage	75.0	69.6	67.2	64.6	66.0	66.4	67.0
Cost of credit	2.49	2.15	1.85	1.65	1.61	1.55	1.50

Operating areas

Constant EUR million

			Variation
	9M ’14	9M ’13	Amount	%
Income statement
Net interest income	23,318	21,805	1,512	6.9
Net fees	7,191	6,918	273	3.9
Gains (losses) on financial transactions	1,223	1,823	(600)	(32.9)
Other operating income *	292	178	114	63.7
Gross income	32,023	30,724	1,298	4.2
Operating expenses	(14,240)	(13,863)	(377)	2.7
General administrative expenses	(12,642)	(12,284)	(358)	2.9
Personnel	(7,375)	(7,197)	(178)	2.5
Other general administrative expenses	(5,267)	(5,088)	(180)	3.5
Depreciation and amortisation	(1,598)	(1,579)	(19)	1.2
Net operating income	17,783	16,861	921	5.5
Net loan-loss provisions	(8,110)	(8,808)	698	(7.9)
Other income	(1,271)	(1,112)	(159)	14.3
Profit before taxes	8,402	6,942	1,460	21.0
Tax on profit	(2,030)	(1,557)	(473)	30.3
Profit from continuing operations	6,372	5,384	987	18.3
Net profit from discontinued operations	(7)	(15)	8	(55.0)
Consolidated profit	6,365	5,369	996	18.5
Minority interests	896	865	31	3.6
Attributable profit to the Group	5,469	4,504	965	21.4

(*).- Including dividends, income from equity-accounted method and other operating income/expenses

			Variation
	30.09.14	30.09.13	Amount	%
Balance sheet
Customer loans **	717,605	717,433	172	0.0
Trading portfolio (w/o loans)	136,469	127,578	8,891	7.0
Available-for-sale financial assets	92,851	75,461	17,390	23.0
Due from credit institutions **	110,627	108,113	2,514	2.3
Intangible assets and property and equipment	18,304	14,132	4,172	29.5
Other assets	114,760	131,467	(16,707)	(12.7)
Total assets/liabilities & shareholders’ equity	1,190,617	1,174,184	16,432	1.4
Customer deposits **	644,666	643,396	1,270	0.2
Marketable debt securities **	139,056	128,637	10,419	8.1
Subordinated debt **	13,853	11,061	2,792	25.2
Insurance liabilities	1,671	1,324	348	26.3
Due to credit institutions **	144,173	142,424	1,749	1.2
Other liabilities	176,041	178,098	(2,058)	(1.2)
Shareholders’ equity ***	71,157	69,245	1,912	2.8
Other managed and marketed customer funds	161,174	137,353	23,821	17.3
Mutual funds	124,911	105,481	19,430	18.4
Pension funds	11,341	10,427	914	8.8
Managed portfolios	24,923	21,445	3,477	16.2
Managed and marketed customer funds	958,748	920,446	38,302	4.2

(**).- Including all on-balance sheet balances for this item

(***).- Not including profit of the year

Operating areas

Constant EUR million

	1Q 13	2Q 13	3Q 13	4Q 13	1Q 14	2Q 14	3Q 14
Income statement
Net interest income	7,183	7,296	7,326	7,505	7,660	7,851	7,807
Net fees	2,312	2,338	2,267	2,318	2,374	2,406	2,411
Gains (losses) on financial transactions	688	498	637	384	467	263	493
Other operating income *	29	104	45	62	19	195	78
Gross income	10,213	10,236	10,275	10,268	10,520	10,715	10,788
Operating expenses	(4,577)	(4,614)	(4,672)	(4,846)	(4,726)	(4,706)	(4,808)
General administrative expenses	(4,060)	(4,089)	(4,136)	(4,238)	(4,154)	(4,202)	(4,286)
Personnel	(2,407)	(2,395)	(2,395)	(2,487)	(2,423)	(2,453)	(2,499)
Other general administrative expenses	(1,653)	(1,694)	(1,740)	(1,751)	(1,731)	(1,749)	(1,788)
Depreciation and amortisation	(517)	(525)	(536)	(608)	(572)	(504)	(522)
Net operating income	5,636	5,623	5,603	5,422	5,794	6,009	5,980
Net loan-loss provisions	(2,845)	(2,971)	(2,991)	(2,773)	(2,747)	(2,632)	(2,731)
Other income	(294)	(442)	(376)	(463)	(368)	(440)	(463)
Profit before taxes	2,496	2,209	2,236	2,185	2,679	2,937	2,786
Tax on profit	(569)	(475)	(513)	(519)	(660)	(722)	(649)
Profit from continuing operations	1,927	1,734	1,724	1,667	2,019	2,215	2,137
Net profit from discontinued operations	—	(15)	(0)	(0)	(0)	(0)	(7)
Consolidated profit	1,927	1,719	1,723	1,667	2,019	2,215	2,131
Minority interests	322	268	275	229	285	318	293
Attributable profit to the Group	1,605	1,451	1,449	1,438	1,734	1,898	1,837

(*).- Including dividends, income from equity-accounted method and other operating income/expenses

	31.03.13	30.06.13	30.09.13	31.12.13	31.03.14	30.06.14	30.09.14
Balance sheet
Customer loans **	732,149	728,545	717,433	709,291	712,240	715,032	717,605
Trading portfolio (w/o loans)	154,899	145,981	127,578	105,801	117,838	126,423	136,469
Available-for-sale financial assets	86,563	82,970	75,461	75,254	85,952	84,463	92,851
Due from credit institutions **	115,044	97,609	108,113	88,172	99,847	93,416	110,627
Intangible assets and property and equipment	12,679	13,451	14,132	15,198	15,960	16,717	18,304
Other assets	113,466	126,066	131,467	129,992	128,334	119,952	114,760
Total assets/liabilities & shareholders’ equity	1,214,800	1,194,621	1,174,184	1,123,707	1,160,171	1,156,003	1,190,617
Customer deposits **	644,990	650,266	643,396	625,901	638,751	625,482	644,666
Marketable debt securities **	133,728	130,572	128,637	128,782	128,501	133,677	139,056
Subordinated debt **	12,896	12,007	11,061	12,974	14,147	13,933	13,853
Insurance liabilities	1,263	1,091	1,324	1,429	1,548	1,602	1,671
Due to credit institutions **	146,423	137,747	142,424	126,964	137,034	142,381	144,173
Other liabilities	204,000	192,494	178,098	160,086	167,169	167,408	176,041
Shareholders’ equity ***	71,500	70,446	69,245	67,570	73,019	71,520	71,157
Other managed and marketed customer funds	129,989	130,415	137,353	140,511	147,579	154,861	161,174
Mutual funds	99,530	99,868	105,481	107,495	113,597	119,522	124,911
Pension funds	10,181	10,135	10,427	10,879	11,064	11,258	11,341
Managed portfolios	20,278	20,412	21,445	22,137	22,918	24,082	24,923
Managed and marketed customer funds	921,603	923,259	920,446	908,168	928,978	927,953	958,748

(**).- Including all on-balance sheet balances for this item

(***).- Not including profit of the year

Continental Europe

EUR million

			Variation
	9M ’14	9M ’13	Amount	%
Income statement
Net interest income	6,456	6,072	384	6.3
Net fees	2,607	2,614	(8)	(0.3)
Gains (losses) on financial transactions	414	664	(250)	(37.6)
Other operating income *	114	135	(21)	(15.7)
Gross income	9,591	9,485	105	1.1
Operating expenses	(4,746)	(4,877)	131	(2.7)
General administrative expenses	(4,218)	(4,335)	118	(2.7)
Personnel	(2,487)	(2,621)	133	(5.1)
Other general administrative expenses	(1,730)	(1,714)	(16)	0.9
Depreciation and amortisation	(529)	(542)	13	(2.4)
Net operating income	4,844	4,608	236	5.1
Net loan-loss provisions	(2,297)	(2,840)	543	(19.1)
Other income	(499)	(574)	75	(13.1)
Profit before taxes	2,048	1,193	855	71.6
Tax on profit	(488)	(245)	(243)	99.5
Profit from continuing operations	1,560	949	611	64.4
Net profit from discontinued operations	(7)	(0)	(6)	—
Consolidated profit	1,553	949	605	63.8
Minority interests	119	115	4	3.5
Attributable profit to the Group	1,434	833	601	72.1
(*).- Including dividends, income from equity-accounted method and other operating income/expenses

			Variation
	30.09.14	30.09.13	Amount	%
Balance sheet
Customer loans **	264,280	271,834	(7,554)	(2.8)
Trading portfolio (w/o loans)	63,548	61,710	1,838	3.0
Available-for-sale financial assets	47,764	41,455	6,309	15.2
Due from credit institutions **	60,295	55,455	4,840	8.7
Intangible assets and property and equipment	5,946	6,084	(138)	(2.3)
Other assets	23,748	29,646	(5,898)	(19.9)
Total assets/liabilities & shareholders’ equity	465,581	466,183	(603)	(0.1)
Customer deposits **	259,166	262,970	(3,804)	(1.4)
Marketable debt securities **	19,909	15,578	4,330	27.8
Subordinated debt **	403	365	38	10.4
Insurance liabilities	1,671	1,324	348	26.3
Due to credit institutions **	75,260	69,727	5,533	7.9
Other liabilities	84,113	91,044	(6,931)	(7.6)
Shareholders’ equity ***	25,058	25,175	(117)	(0.5)
Other managed and marketed customer funds	64,129	52,931	11,198	21.2
Mutual funds	45,649	35,561	10,089	28.4
Pension funds	11,341	10,427	914	8.8
Managed portfolios	7,139	6,943	195	2.8
Managed and marketed customer funds	343,607	331,844	11,763	3.5

(**).- Including all on-balance sheet balances for this item

(***).- Not including profit of the year

Ratios (%) and other data
ROE	7.57	4.29	3.29 p.
Efficiency ratio (with amortisations)	49.5	51.4	(1.9 p.	)
NPL ratio	8.96	8.48	0.48 p.
NPL coverage	58.1	61.1	(3.0 p.	)
Number of employees	55,781	59,317	(3,536)		(6.0)
Number of branches	5,616	6,701	(1,085)		(16.2)

Continental Europe

EUR million

	1Q 13	2Q 13	3Q 13	4Q 13	1Q 14	2Q 14	3Q 14
Income statement
Net interest income	1,999	2,063	2,010	2,035	2,093	2,188	2,175
Net fees	879	887	849	805	880	889	838
Gains (losses) on financial transactions	264	131	268	110	233	63	118
Other operating income *	29	82	25	28	(10)	116	8
Gross income	3,171	3,163	3,152	2,979	3,196	3,256	3,139
Operating expenses	(1,651)	(1,619)	(1,607)	(1,618)	(1,607)	(1,582)	(1,557)
General administrative expenses	(1,470)	(1,437)	(1,428)	(1,402)	(1,417)	(1,413)	(1,387)
Personnel	(896)	(867)	(859)	(867)	(841)	(829)	(818)
Other general administrative expenses	(575)	(571)	(569)	(535)	(577)	(584)	(569)
Depreciation and amortisation	(180)	(182)	(180)	(216)	(189)	(170)	(170)
Net operating income	1,520	1,543	1,545	1,361	1,589	1,673	1,582
Net loan-loss provisions	(901)	(993)	(946)	(763)	(791)	(770)	(737)
Other income	(192)	(194)	(188)	(185)	(152)	(196)	(151)
Profit before taxes	427	356	411	413	647	707	694
Tax on profit	(96)	(66)	(83)	(106)	(148)	(171)	(170)
Profit from continuing operations	331	290	328	307	500	536	524
Net profit from discontinued operations	—	(0)	(0)	(6)	(0)	(0)	(7)
Consolidated profit	331	290	327	301	499	536	518
Minority interests	29	42	45	20	37	37	45
Attributable profit to the Group	303	248	283	282	463	499	472

(*).- Including dividends, income from equity-accounted method and other operating income/expenses
	31.03.13	30.06.13	30.09.13	31.12.13	31.03.14	30.06.14	30.09.14
Balance sheet
Customer loans **	287,156	278,512	271,834	266,355	265,216	267,071	264,280
Trading portfolio (w/o loans)	84,960	78,032	61,710	50,317	55,733	59,106	63,548
Available-for-sale financial assets	45,367	44,188	41,455	37,319	39,969	40,818	47,764
Due from credit institutions **	59,434	55,652	55,455	38,547	55,163	53,500	60,295
Intangible assets and property and equipment	5,662	6,099	6,084	6,148	5,801	5,500	5,946
Other assets	21,520	23,517	29,646	39,902	30,987	27,596	23,748
Total assets/liabilities & shareholders’ equity	504,098	485,999	466,183	438,589	452,869	453,591	465,581
Customer deposits **	272,221	267,427	262,970	256,138	258,043	254,985	259,166
Marketable debt securities **	19,990	16,916	15,578	16,781	15,783	18,761	19,909
Subordinated debt **	351	349	365	406	407	409	403
Insurance liabilities	1,263	1,091	1,324	1,430	1,548	1,602	1,671
Due to credit institutions **	74,813	67,974	69,727	59,440	66,716	70,234	75,260
Other liabilities	109,065	106,641	91,044	79,309	84,544	82,307	84,113
Shareholders’ equity ***	26,394	25,601	25,175	25,086	25,827	25,292	25,058
Other managed and marketed customer funds	48,709	49,642	52,931	55,278	58,443	62,125	64,129
Mutual funds	32,140	33,072	35,561	37,680	40,804	43,840	45,649
Pension funds	10,181	10,135	10,427	10,879	11,064	11,258	11,341
Managed portfolios	6,388	6,435	6,943	6,719	6,574	7,027	7,139
Managed and marketed customer funds	341,271	334,334	331,844	328,602	332,675	336,280	343,607

(**).- Including all on-balance sheet balances for this item
(***).- Not including profit of the year
Other information
NPL ratio	6.62	7.83	8.48	9.13	9.12	9.04	8.96
NPL coverage	71.0	63.3	61.1	57.3	58.0	58.3	58.1
Cost of credit	3.13	2.33	1.71	1.23	1.21	1.14	1.08

Continental Europe

Constant EUR million

			Variation
	9M ‘14	9M ‘13	Amount	%
Income statement
Net interest income	6,456	6,058	398	6.6
Net fees	2,607	2,616	(9)	(0.3)
Gains (losses) on financial transactions	414	664	(250)	(37.7)
Other operating income *	114	135	(21)	(15.7)
Gross income	9,591	9,474	117	1.2
Operating expenses	(4,746)	(4,873)	127	(2.6)
General administrative expenses	(4,218)	(4,332)	115	(2.6)
Personnel	(2,487)	(2,619)	132	(5.0)
Other general administrative expenses	(1,730)	(1,713)	(17)	1.0
Depreciation and amortisation	(529)	(541)	13	(2.3)
Net operating income	4,844	4,600	244	5.3
Net loan-loss provisions	(2,297)	(2,837)	540	(19.0)
Other income	(499)	(574)	75	(13.1)
Profit before taxes	2,048	1,189	860	72.3
Tax on profit	(488)	(243)	(245)	100.8
Profit from continuing operations	1,560	946	615	65.0
Net profit from discontinued operations	(7)	(0)	(6)	—
Consolidated profit	1,553	945	608	64.3
Minority interests	119	116	3	2.9
Attributable profit to the Group	1,434	829	605	72.9

(*).- Including dividends, income from equity-accounted method and other operating income/expenses
			Variation
	30.09.14	30.09.13	Amount	%
Balance sheet
Customer loans **	264,280	272,061	(7,781)	(2.9)
Trading portfolio (w/o loans)	63,548	61,716	1,831	3.0
Available-for-sale financial assets	47,764	41,520	6,244	15.0
Due from credit institutions **	60,295	55,466	4,829	8.7
Intangible assets and property and equipment	5,946	6,087	(141)	(2.3)
Other assets	23,748	29,670	(5,922)	(20.0)
Total assets/liabilities & shareholders’ equity	465,581	466,521	(940)	(0.2)
Customer deposits **	259,166	263,202	(4,035)	(1.5)
Marketable debt securities **	19,909	15,583	4,326	27.8
Subordinated debt **	403	369	34	9.2
Insurance liabilities	1,671	1,324	348	26.3
Due to credit institutions **	75,260	69,762	5,498	7.9
Other liabilities	84,113	91,080	(6,967)	(7.6)
Shareholders’ equity ***	25,058	25,201	(143)	(0.6)
Other managed and marketed customer funds	64,129	52,974	11,155	21.1
Mutual funds	45,649	35,603	10,047	28.2
Pension funds	11,341	10,427	914	8.8
Managed portfolios	7,139	6,945	194	2.8
Managed and marketed customer funds	343,607	332,128	11,479	3.5

(**).- Including all on-balance sheet balances for this item
(***).- Not including profit of the year

Continental Europe

Constant EUR million

	1Q 13	2Q 13	3Q 13	4Q 13	1Q 14	2Q 14	3Q 14
Income statement
Net interest income	1,990	2,058	2,011	2,035	2,095	2,187	2,174
Net fees	878	887	851	806	880	888	838
Gains (losses) on financial transactions	264	131	269	110	233	63	118
Other operating income *	29	82	25	28	(10)	116	8
Gross income	3,160	3,158	3,155	2,980	3,198	3,254	3,139
Operating expenses	(1,646)	(1,618)	(1,609)	(1,618)	(1,607)	(1,582)	(1,557)
General administrative expenses	(1,467)	(1,436)	(1,429)	(1,402)	(1,418)	(1,412)	(1,387)
Personnel	(894)	(866)	(860)	(867)	(841)	(828)	(818)
Other general administrative expenses	(573)	(570)	(570)	(535)	(577)	(584)	(569)
Depreciation and amortisation	(180)	(182)	(180)	(216)	(189)	(170)	(170)
Net operating income	1,514	1,540	1,546	1,362	1,590	1,672	1,582
Net loan-loss provisions	(899)	(993)	(946)	(764)	(791)	(770)	(737)
Other income	(192)	(194)	(188)	(185)	(152)	(196)	(151)
Profit before taxes	423	353	413	413	648	707	694
Tax on profit	(95)	(65)	(84)	(106)	(148)	(171)	(170)
Profit from continuing operations	328	288	329	307	500	536	524
Net profit from discontinued operations	—	(0)	(0)	(5)	(0)	(0)	(7)
Consolidated profit	328	288	329	302	500	536	518
Minority interests	29	42	45	20	37	37	45
Attributable profit to the Group	300	246	284	282	463	499	472

(*).-	Including dividends, income from equity-accounted method and other operating income/expenses

	31.03.13	30.06.13	30.09.13	31.12.13	31.03.14	30.06.14	30.09.14
Balance sheet
Customer loans **	286,640	279,016	272,061	266,467	265,314	267,239	264,280
Trading portfolio (w/o loans)	84,959	78,056	61,716	50,315	55,732	59,103	63,548
Available-for-sale financial assets	45,370	44,376	41,520	37,291	39,964	40,799	47,764
Due from credit institutions **	59,395	55,658	55,466	38,560	55,169	53,527	60,295
Intangible assets and property and equipment	5,658	6,108	6,087	6,148	5,801	5,500	5,946
Other assets	21,510	23,562	29,670	39,893	30,986	27,588	23,748
Total assets/liabilities & shareholders’ equity	503,533	486,776	466,521	438,673	452,968	453,756	465,581
Customer deposits **	272,223	268,104	263,202	256,059	258,039	254,940	259,166
Marketable debt securities **	19,860	16,885	15,583	16,849	15,821	18,850	19,909
Subordinated debt **	351	362	369	404	406	407	403
Insurance liabilities	1,263	1,091	1,324	1,429	1,548	1,602	1,671
Due to credit institutions **	74,439	67,922	69,762	59,540	66,773	70,350	75,260
Other liabilities	109,049	106,749	91,080	79,300	84,544	82,301	84,113
Shareholders’ equity ***	26,348	25,663	25,201	25,092	25,837	25,306	25,058
Other managed and marketed customer funds	48,711	49,772	52,974	55,257	58,438	62,106	64,129
Mutual funds	32,142	33,198	35,603	37,660	40,799	43,823	45,649
Pension funds	10,181	10,135	10,427	10,879	11,064	11,258	11,341
Managed portfolios	6,388	6,439	6,945	6,719	6,574	7,026	7,139
Managed and marketed customer funds	341,145	335,123	332,128	328,569	332,703	336,303	343,607

(**).-	Including all on-balance sheet balances for this item
(***).-	Not including profit of the year

Spain

EUR million

			Variation
	9M ‘14	9M ‘13	Amount	%
Income statement
Net interest income	3,549	3,257	293	9.0
Net fees	1,350	1,410	(60)	(4.2)
Gains (losses) on financial transactions	329	519	(189)	(36.5)
Other operating income *	79	135	(56)	(41.5)
Gross income	5,307	5,319	(12)	(0.2)
Operating expenses	(2,622)	(2,831)	209	(7.4)
General administrative expenses	(2,357)	(2,559)	202	(7.9)
Personnel	(1,461)	(1,601)	140	(8.7)
Other general administrative expenses	(896)	(958)	62	(6.5)
Depreciation and amortisation	(265)	(272)	7	(2.5)
Net operating income	2,685	2,488	197	7.9
Net loan-loss provisions	(1,425)	(1,836)	411	(22.4)
Other income	(93)	(124)	31	(25.3)
Profit before taxes	1,168	529	639	120.9
Tax on profit	(344)	(159)	(185)	115.9
Profit from continuing operations	824	369	455	123.1
Net profit from discontinued operations	—	—	—	—
Consolidated profit	824	369	455	123.1
Minority interests	2	2	0	22.3
Attributable profit to the Group	822	368	454	123.6

(*).- Including dividends, income from equity-accounted method and other operating income/expenses

			Variation
	30.09.14	30.09.13	Amount	%
Balance sheet
Customer loans **	156,390	164,775	(8,385)	(5.1)
Trading portfolio (w/o loans)	60,300	56,508	3,792	6.7
Available-for-sale financial assets	32,549	30,246	2,303	7.6
Due from credit institutions **	42,614	36,702	5,912	16.1
Intangible assets and property and equipment	3,542	4,019	(477)	(11.9)
Other assets	5,749	12,661	(6,911)	(54.6)
Total assets/liabilities & shareholders’ equity	301,144	304,910	(3,765)	(1.2)
Customer deposits **	182,273	188,824	(6,551)	(3.5)
Marketable debt securities **	1,077	4,821	(3,743)	(77.7)
Subordinated debt **	1	22	(21)	(96.6)
Insurance liabilities	504	554	(49)	(8.9)
Due to credit institutions **	38,449	26,574	11,875	44.7
Other liabilities	68,177	72,921	(4,744)	(6.5)
Shareholders’ equity ***	10,664	11,195	(531)	(4.7)
Other managed and marketed customer funds	57,278	45,355	11,924	26.3
Mutual funds	40,555	30,834	9,721	31.5
Pension funds	10,486	9,645	840	8.7
Managed portfolios	6,238	4,875	1,363	28.0
Managed and marketed customer funds	240,629	239,021	1,608	0.7

(**).- Including all on-balance sheet balances for this item
(***).- Not including profit of the year
Ratios (%) and other data
ROE	9.97	4.18	5.79 p.
Efficiency ratio (with amortisations)	49.4	53.2	(3.8 p. )
NPL ratio	7.57	6.40	1.17 p.
NPL coverage	45.5	45.0	0.5 p.
Number of employees	25,136	28,138	(3,002)	(10.7)
Number of branches	3,611	4,573	(962)	(21.0)

Spain

EUR million

	1Q 13	2Q 13	3Q 13	4Q 13	1Q 14	2Q 14	3Q 14
Income statement
Net interest income	1,073	1,119	1,065	1,101	1,146	1,193	1,210
Net fees	484	483	443	423	456	469	425
Gains (losses) on financial transactions	206	96	217	92	205	29	95
Other operating income *	35	82	17	19	(15)	91	3
Gross income	1,798	1,780	1,742	1,634	1,792	1,782	1,733
Operating expenses	(953)	(941)	(936)	(902)	(894)	(873)	(855)
General administrative expenses	(863)	(850)	(847)	(790)	(801)	(787)	(769)
Personnel	(548)	(532)	(521)	(514)	(499)	(488)	(475)
Other general administrative expenses	(315)	(318)	(326)	(276)	(302)	(300)	(294)
Depreciation and amortisation	(91)	(92)	(90)	(112)	(93)	(86)	(86)
Net operating income	844	838	805	732	898	909	878
Net loan-loss provisions	(516)	(690)	(630)	(575)	(507)	(488)	(429)
Other income	(36)	(29)	(59)	(11)	(33)	(51)	(9)
Profit before taxes	293	119	116	145	358	370	440
Tax on profit	(89)	(35)	(35)	(48)	(104)	(110)	(130)
Profit from continuing operations	204	84	81	98	253	261	310
Net profit from discontinued operations	—	—	—	0	—	—	—
Consolidated profit	204	84	81	98	253	261	310
Minority interests	1	1	0	(1)	2	(0)	1
Attributable profit to the Group	203	84	81	98	251	261	309

(*).- Including dividends, income from equity-accounted method and other operating income/expenses

	31.03.13	30.06.13	30.09.13	31.12.13	31.03.14	30.06.14	30.09.14
Balance sheet
Customer loans **	176,431	171,176	164,775	159,753	157,458	159,264	156,390
Trading portfolio (w/o loans)	73,971	70,625	56,508	47,062	51,605	56,119	60,300
Available-for-sale financial assets	33,228	32,908	30,246	25,608	26,932	28,230	32,549
Due from credit institutions **	37,557	36,946	36,702	25,092	37,314	35,178	42,614
Intangible assets and property and equipment	4,033	3,995	4,019	4,111	3,856	3,600	3,542
Other assets	3,794	8,171	12,661	21,183	13,969	9,936	5,749
Total assets/liabilities & shareholders’ equity	329,013	323,821	304,910	282,808	291,134	292,328	301,144
Customer deposits **	197,464	194,330	188,824	181,117	183,196	181,065	182,273
Marketable debt securities **	10,153	7,471	4,821	3,953	2,196	1,327	1,077
Subordinated debt **	7	7	22	8	8	8	1
Insurance liabilities	708	475	554	525	551	526	504
Due to credit institutions **	21,224	22,933	26,574	22,759	25,847	31,736	38,449
Other liabilities	87,567	87,042	72,921	62,926	68,088	66,570	68,177
Shareholders’ equity ***	11,891	11,562	11,195	11,521	11,249	11,095	10,664
Other managed and marketed customer funds	40,902	42,112	45,355	48,267	51,969	55,383	57,278
Mutual funds	27,199	28,337	30,834	32,951	36,018	38,827	40,555
Pension funds	9,396	9,362	9,645	10,025	10,197	10,388	10,486
Managed portfolios	4,307	4,413	4,875	5,291	5,754	6,167	6,238
Managed and marketed customer funds	248,525	243,921	239,021	233,344	237,369	237,783	240,629

(**).- Including all on-balance sheet balances for this item (***).- Not including profit of the year

Other information
NPL ratio	4.12	5.75	6.40	7.49	7.61	7.59	7.57
NPL coverage	50.3	43.1	45.0	44.0	44.6	44.9	45.5
Cost of credit	1.23	1.26	1.36	1.36	1.37	1.31	1.21

Spread (Retail Banking)	2.37	2.54	2.48	2.63	2.84	2.83	2.78
Loan spreads	2.21	2.26	2.33	2.43	2.39	2.36	2.37
Deposit spreads	0.16	0.28	0.15	0.20	0.45	0.47	0.41

Portugal

EUR million

			Variation
	9M ‘14	9M ‘13	Amount	%
Income statement
Net interest income	403	383	20	5.2
Net fees	209	251	(42)	(16.7)
Gains (losses) on financial transactions	53	40	13	33.5
Other operating income *	31	19	11	58.1
Gross income	695	693	3	0.4
Operating expenses	(365)	(369)	4	(1.1)
General administrative expenses	(311)	(310)	(1)	0.4
Personnel	(219)	(223)	4	(1.7)
Other general administrative expenses	(92)	(87)	(5)	5.8
Depreciation and amortisation	(54)	(59)	5	(8.8)
Net operating income	330	324	7	2.0
Net loan-loss provisions	(106)	(182)	75	(41.4)
Other income	(79)	(36)	(43)	119.6
Profit before taxes	145	106	39	36.5
Tax on profit	(33)	(29)	(4)	15.1
Profit from continuing operations	112	77	34	44.5
Net profit from discontinued operations	—	—	—	—
Consolidated profit	112	77	34	44.5
Minority interests	(4)	0	(4)	—
Attributable profit to the Group	116	77	39	50.0

(*).- Including dividends, income from equity-accounted method and other operating income/expenses

			Variation
	30.09.14	30.09.13	Amount	%
Balance sheet
Customer loans **	23,333	24,712	(1,380)	(5.6)
Trading portfolio (w/o loans)	1,998	1,788	210	11.7
Available-for-sale financial assets	8,060	4,662	3,398	72.9
Due from credit institutions **	2,466	2,761	(295)	(10.7)
Intangible assets and property and equipment	749	896	(147)	(16.4)
Other assets	6,708	6,610	98	1.5
Total assets/liabilities & shareholders’ equity	43,313	41,429	1,884	4.5
Customer deposits **	24,131	24,185	(54)	(0.2)
Marketable debt securities **	3,793	2,375	1,418	59.7
Subordinated debt **	0	0	0	209.7
Insurance liabilities	80	88	(8)	(8.9)
Due to credit institutions **	12,070	11,880	191	1.6
Other liabilities	620	358	262	73.1
Shareholders’ equity ***	2,619	2,544	75	2.9
Other managed and marketed customer funds	2,347	2,043	304	14.9
Mutual funds	1,246	1,141	105	9.2
Pension funds	849	776	73	9.4
Managed portfolios	252	126	126	99.5
Managed and marketed customer funds	30,271	28,603	1,668	5.8

(**).- Including all on-balance sheet balances for this item (***).- Not including profit of the year

Ratios (%) and other data
ROE	5.92	4.06	1.85 p.
Efficiency ratio (with amortisations)	52.5	53.3	(0.8 p. )
NPL ratio	8.49	7.86	0.63 p.
NPL coverage	53.9	51.9	2.0 p.
Number of employees	5,515	5,600	(85)	(1.5)
Number of branches	620	647	(27)	(4.2)

Portugal

EUR million

	1Q 13	2Q 13	3Q 13	4Q 13	1Q 14	2Q 14	3Q 14
Income statement
Net interest income	117	134	132	131	129	138	136
Net fees	85	87	79	67	73	66	70
Gains (losses) on financial transactions	23	7	10	11	18	22	13
Other operating income *	6	6	7	15	9	11	11
Gross income	231	233	228	224	228	237	230
Operating expenses	(124)	(122)	(123)	(126)	(122)	(121)	(122)
General administrative expenses	(104)	(102)	(103)	(107)	(103)	(104)	(104)
Personnel	(75)	(74)	(74)	(76)	(73)	(73)	(73)
Other general administrative expenses	(29)	(28)	(29)	(31)	(30)	(31)	(31)
Depreciation and amortisation	(20)	(20)	(20)	(19)	(19)	(17)	(18)
Net operating income	107	112	105	97	106	116	108
Net loan-loss provisions	(64)	(62)	(56)	(11)	(34)	(40)	(32)
Other income	(13)	(17)	(6)	(42)	(30)	(29)	(20)
Profit before taxes	31	32	44	44	42	47	57
Tax on profit	(10)	(7)	(12)	(15)	(9)	(9)	(15)
Profit from continuing operations	21	25	32	29	33	37	42
Net profit from discontinued operations	—	—	—	—	—	—	—
Consolidated profit	21	25	32	29	33	37	42
Minority interests	0	0	(0)	(8)	(2)	(2)	(0)
Attributable profit to the Group	21	25	32	37	36	39	42

(*).- Including dividends, income from equity-accounted method and other operating income/expenses

	31.03.13	30.06.13	30.09.13	31.12.13	31.03.14	30.06.14	30.09.14
Balance sheet
Customer loans **	25,518	25,210	24,712	24,482	24,240	24,111	23,333
Trading portfolio (w/o loans)	1,905	1,794	1,788	1,831	1,884	1,880	1,998
Available-for-sale financial assets	4,675	4,934	4,662	4,724	6,711	7,119	8,060
Due from credit institutions **	3,447	3,566	2,761	2,895	2,540	2,491	2,466
Intangible assets and property and equipment	392	906	896	821	800	763	749
Other assets	6,198	5,829	6,610	7,096	5,810	6,276	6,708
Total assets/liabilities & shareholders’ equity	42,136	42,239	41,429	41,848	41,986	42,640	43,313
Customer deposits **	23,703	23,577	24,185	24,191	23,586	23,253	24,131
Marketable debt securities **	3,411	2,396	2,375	2,329	2,248	3,811	3,793
Subordinated debt **	0	0	0	0	0	0	0
Insurance liabilities	88	87	88	75	80	80	80
Due to credit institutions **	12,203	13,336	11,880	12,319	12,915	12,271	12,070
Other liabilities	180	296	358	356	501	641	620
Shareholders’ equity ***	2,550	2,547	2,544	2,579	2,656	2,583	2,619
Other managed and marketed customer funds	2,316	2,158	2,043	2,041	2,227	2,396	2,347
Mutual funds	1,437	1,281	1,141	1,050	1,185	1,311	1,246
Pension funds	780	768	776	848	862	864	849
Managed portfolios	99	109	126	142	179	222	252
Managed and marketed customer funds	29,430	28,131	28,603	28,560	28,061	29,460	30,271

(**).- Including all on-balance sheet balances for this item (***).- Not including profit of the year

Other information
NPL ratio	6.88	7.41	7.86	8.12	8.26	8.16	8.49
NPL coverage	52.9	52.4	51.9	50.0	50.6	53.1	53.9
Cost of credit	1.18	1.10	0.93	0.73	0.63	0.55	0.47

Spread (Retail Banking)	1.22	1.26	1.38	1.43	1.51	1.55	1.47
Loan spreads	2.44	2.44	2.44	2.42	2.44	2.39	2.36
Deposit spreads	(1.22)	(1.18)	(1.06)	(0.99)	(0.93)	(0.84)	(0.89)

Poland

EUR million

			Variation
	9M ‘14	9M ‘13	Amount	%
Income statement
Net interest income	639	574	66	11.5
Net fees	328	296	31	10.6
Gains (losses) on financial transactions	31	104	(72)	(69.7)
Other operating income *	24	20	4	19.8
Gross income	1,023	994	29	2.9
Operating expenses	(438)	(434)	(4)	0.9
General administrative expenses	(402)	(393)	(9)	2.2
Personnel	(230)	(233)	3	(1.3)
Other general administrative expenses	(172)	(160)	(12)	7.4
Depreciation and amortisation	(36)	(41)	5	(11.9)
Net operating income	585	560	25	4.4
Net loan-loss provisions	(129)	(128)	(0)	0.4
Other income	(11)	(1)	(10)	788.5
Profit before taxes	445	431	15	3.4
Tax on profit	(88)	(82)	(6)	6.9
Profit from continuing operations	358	349	9	2.6
Net profit from discontinued operations	—	—	—	—
Consolidated profit	358	349	9	2.6
Minority interests	94	87	6	7.1
Attributable profit to the Group	264	261	3	1.1

(*).-	Including dividends, income from equity-accounted method and other operating income/expenses

			Variation
	30.09.14	30.09.13	Amount	%
Balance sheet
Customer loans **	17,217	16,298	919	5.6
Trading portfolio (w/o loans)	795	561	234	41.7
Available-for-sale financial assets	5,920	4,861	1,059	21.8
Due from credit institutions **	952	821	131	16.0
Intangible assets and property and equipment	224	220	5	2.3
Other assets	2,257	2,046	211	10.3
Total assets/liabilities & shareholders’ equity	27,364	24,805	2,559	10.3
Customer deposits **	20,224	17,404	2,821	16.2
Marketable debt securities **	236	—	236	—
Subordinated debt **	337	333	4	1.2
Insurance liabilities	79	—	79	—
Due to credit institutions **	1,072	2,577	(1,505)	(58.4)
Other liabilities	3,452	2,654	799	30.1
Shareholders’ equity ***	1,964	1,837	127	6.9
Other managed and marketed customer funds	3,782	3,540	242	6.8
Mutual funds	3,692	3,431	261	7.6
Pension funds	—	—	—	—
Managed portfolios	90	109	(18)	(17.0)
Managed and marketed customer funds	24,579	21,277	3,302	15.5
(**).- Including all on-balance sheet balances for this item (***).- Not including profit of the year
Ratios (%) and other data
ROE	17.75	18.39	(0.63 p. )
Efficiency ratio (with amortisations)	42.8	43.6	(0.8 p. )
NPL ratio	7.43	7.75	(0.32 p. )
NPL coverage	65.8	64.1	1.7 p.
Number of employees	11,894	12,499	(605)	(4.8)
Number of branches	803	836	(33)	(3.9)

Poland

EUR million

	1Q 13	2Q 13	3Q 13	4Q 13	1Q 14	2Q 14	3Q 14
Income statement
Net interest income	180	191	203	206	208	217	215
Net fees	98	100	99	104	109	111	107
Gains (losses) on financial transactions	35	29	39	15	11	7	13
Other operating income *	2	17	1	(1)	6	18	0
Gross income	315	337	342	323	334	353	335
Operating expenses	(156)	(142)	(136)	(159)	(147)	(148)	(143)
General administrative expenses	(142)	(128)	(123)	(146)	(135)	(136)	(131)
Personnel	(83)	(76)	(74)	(79)	(77)	(76)	(77)
Other general administrative expenses	(59)	(52)	(50)	(67)	(58)	(59)	(55)
Depreciation and amortisation	(14)	(14)	(13)	(13)	(12)	(12)	(12)
Net operating income	159	195	206	165	188	205	192
Net loan-loss provisions	(42)	(51)	(35)	(39)	(43)	(42)	(44)
Other income	(5)	6	(2)	(4)	(3)	(16)	8
Profit before taxes	112	149	169	121	142	147	156
Tax on profit	(22)	(27)	(34)	(25)	(27)	(28)	(33)
Profit from continuing operations	90	123	135	96	115	120	122
Net profit from discontinued operations	—	—	—	—	—	—	—
Consolidated profit	90	123	135	96	115	120	122
Minority interests	20	32	35	24	31	32	31
Attributable profit to the Group	70	91	100	72	85	88	91

(*).-	Including dividends, income from equity-accounted method and other operating income/expenses

	31.03.13	30.06.13	30.09.13	31.12.13	31.03.14	30.06.14	30.09.14
Balance sheet
Customer loans **	16,188	15,983	16,298	16,214	16,728	17,064	17,217
Trading portfolio (w/o loans)	665	658	561	532	809	799	795
Available-for-sale financial assets	5,150	4,596	4,861	5,325	5,127	4,214	5,920
Due from credit institutions **	352	421	821	667	1,256	607	952
Intangible assets and property and equipment	242	223	220	273	223	214	224
Other assets	1,938	1,252	2,046	2,095	2,286	2,570	2,257
Total assets/liabilities & shareholders’ equity	24,535	23,133	24,805	25,106	26,428	25,467	27,364
Customer deposits **	17,794	16,591	17,404	18,503	18,803	18,325	20,224
Marketable debt securities **	—	—	—	121	121	120	236
Subordinated debt **	335	331	333	333	335	336	337
Insurance liabilities	—	—	—	84	81	79	79
Due to credit institutions **	1,578	1,712	2,577	1,206	2,217	1,562	1,072
Other liabilities	2,839	2,708	2,654	2,984	2,772	3,111	3,452
Shareholders’ equity ***	1,989	1,791	1,837	1,875	2,099	1,933	1,964
Other managed and marketed customer funds	3,468	3,396	3,540	3,631	3,555	3,647	3,782
Mutual funds	3,342	3,294	3,431	3,525	3,455	3,556	3,692
Pension funds	—	—	—	—	—	—	—
Managed portfolios	126	102	109	106	101	91	90
Managed and marketed customer funds	21,597	20,319	21,277	22,588	22,815	22,429	24,579
(**).- Including all on-balance sheet balances for this item (***).- Not including profit of the year
Other information
NPL ratio	7.39	8.08	7.75	7.84	7.35	7.42	7.43
NPL coverage	67.6	59.3	64.1	61.8	64.6	65.3	65.8
Cost of credit	1.22	1.18	1.09	1.01	0.98	0.92	0.95

Spread (Retail Banking)	3.14	3.17	3.16	3.51	3.63	3.69	3.61
Loan spreads	2.41	2.45	2.43	2.53	2.51	2.47	2.45
Deposit spreads	0.73	0.72	0.73	0.98	1.12	1.22	1.16

Poland

Constant EUR million

			Variation
	9M ‘14	9M ‘13	Amount	%
Income statement
Net interest income	639	577	62	10.8
Net fees	328	298	29	9.9
Gains (losses) on financial transactions	31	104	(73)	(69.9)
Other operating income *	24	20	4	19.0
Gross income	1,023	1,000	23	2.3
Operating expenses	(438)	(436)	(1)	0.3
General administrative expenses	(402)	(395)	(6)	1.6
Personnel	(230)	(235)	5	(1.9)
Other general administrative expenses	(172)	(161)	(11)	6.7
Depreciation and amortisation	(36)	(41)	5	(12.5)
Net operating income	585	564	21	3.8
Net loan-loss provisions	(129)	(129)	0	(0.2)
Other income	(11)	(1)	(10)	783.2
Profit before taxes	445	433	12	2.8
Tax on profit	(88)	(82)	(5)	6.3
Profit from continuing operations	358	351	7	2.0
Net profit from discontinued operations	—	—	—	—
Consolidated profit	358	351	7	2.0
Minority interests	94	88	6	6.5
Attributable profit to the Group	264	263	1	0.5

(*).- Including dividends, income from equity-accounted method and other operating income/expenses

			Variation
	30.09.14	30.09.13	Amount	%
Balance sheet
Customer loans **	17,217	16,498	719	4.4
Trading portfolio (w/o loans)	795	568	227	40.0
Available-for-sale financial assets	5,920	4,920	1,000	20.3
Due from credit institutions **	952	831	121	14.6
Intangible assets and property and equipment	224	222	2	1.0
Other assets	2,257	2,071	186	9.0
Total assets/liabilities & shareholders’ equity	27,364	25,109	2,255	9.0
Customer deposits **	20,224	17,617	2,607	14.8
Marketable debt securities **	236	—	236	—
Subordinated debt **	337	337	(0)	(0.1)
Insurance liabilities	79	—	79	—
Due to credit institutions **	1,072	2,609	(1,537)	(58.9)
Other liabilities	3,452	2,686	766	28.5
Shareholders’ equity ***	1,964	1,860	104	5.6
Other managed and marketed customer funds	3,782	3,583	199	5.6
Mutual funds	3,692	3,473	219	6.3
Pension funds	—	—	—	—
Managed portfolios	90	110	(20)	(18.0)
Managed and marketed customer funds	24,579	21,537	3,042	14.1

(**).-	Including all on-balance sheet balances for this item
(***).-	Not including profit of the year

Poland

Constant EUR million

	1Q 13	2Q 13	3Q 13	4Q 13	1Q 14	2Q 14	3Q 14
Income statement
Net interest income	179	191	207	206	208	217	215
Net fees	97	100	100	104	110	111	107
Gains (losses) on financial transactions	35	29	40	15	11	7	13
Other operating income *	2	17	1	(1)	6	18	0
Gross income	313	338	348	324	335	352	335
Operating expenses	(155)	(142)	(139)	(159)	(147)	(147)	(143)
General administrative expenses	(141)	(128)	(126)	(146)	(135)	(135)	(131)
Personnel	(83)	(77)	(75)	(79)	(77)	(76)	(77)
Other general administrative expenses	(58)	(52)	(50)	(67)	(58)	(59)	(55)
Depreciation and amortisation	(14)	(14)	(13)	(13)	(12)	(12)	(12)
Net operating income	158	196	209	165	188	205	192
Net loan-loss provisions	(42)	(52)	(36)	(39)	(43)	(42)	(44)
Other income	(5)	6	(2)	(4)	(3)	(16)	8
Profit before taxes	112	150	172	122	142	147	156
Tax on profit	(22)	(27)	(34)	(25)	(27)	(28)	(33)
Profit from continuing operations	90	123	138	96	116	120	122
Net profit from discontinued operations	—	—	—	—	—	—	—
Consolidated profit	90	123	138	96	116	120	122
Minority interests	20	32	36	24	31	32	31
Attributable profit to the Group	70	91	102	73	85	88	91

(*).- Including dividends, income from equity-accounted method and other operating income/expenses

	31.03.13	30.06.13	30.09.13	31.12.13	31.03.14	30.06.14	30.09.14
Balance sheet
Customer loans **	16,199	16,595	16,498	16,124	16,705	16,979	17,217
Trading portfolio (w/o loans)	666	683	568	529	808	795	795
Available-for-sale financial assets	5,154	4,772	4,920	5,295	5,120	4,193	5,920
Due from credit institutions **	352	437	831	663	1,254	604	952
Intangible assets and property and equipment	243	231	222	271	223	213	224
Other assets	1,939	1,300	2,071	2,083	2,283	2,557	2,257
Total assets/liabilities & shareholders’ equity	24,551	24,019	25,109	24,966	26,392	25,340	27,364
Customer deposits **	17,806	17,227	17,617	18,400	18,778	18,234	20,224
Marketable debt securities **	—	—	—	120	121	120	236
Subordinated debt **	335	344	337	331	334	335	337
Insurance liabilities	—	—	—	83	81	78	79
Due to credit institutions **	1,579	1,777	2,609	1,199	2,214	1,554	1,072
Other liabilities	2,841	2,811	2,686	2,968	2,768	3,096	3,452
Shareholders’ equity ***	1,990	1,859	1,860	1,865	2,096	1,924	1,964
Other managed and marketed customer funds	3,470	3,526	3,583	3,611	3,551	3,629	3,782
Mutual funds	3,344	3,420	3,473	3,506	3,450	3,538	3,692
Pension funds	—	—	—	—	—	—	—
Managed portfolios	126	106	110	105	100	90	90
Managed and marketed customer funds	21,612	21,097	21,537	22,462	22,784	22,317	24,579

(**).-	Including all on-balance sheet balances for this item
(***).-	Not including profit of the year

Santander Consumer Finance

EUR million

			Variation
	9M ‘14	9M ‘13	Amount	%
Income statement
Net interest income	1,807	1,761	46	2.6
Net fees	638	597	41	6.8
Gains (losses) on financial transactions	(1)	1	(2)	—
Other operating income *	4	(7)	11	—
Gross income	2,447	2,352	95	4.0
Operating expenses	(1,076)	(1,038)	(38)	3.7
General administrative expenses	(917)	(881)	(36)	4.1
Personnel	(491)	(483)	(8)	1.6
Other general administrative expenses	(426)	(398)	(29)	7.2
Depreciation and amortisation	(159)	(157)	(2)	1.4
Net operating income	1,371	1,315	57	4.3
Net loan-loss provisions	(401)	(460)	59	(12.8)
Other income	(102)	(65)	(37)	57.4
Profit before taxes	868	790	78	9.9
Tax on profit	(208)	(179)	(30)	16.5
Profit from continuing operations	660	611	49	8.0
Net profit from discontinued operations	(7)	(0)	(6)	—
Consolidated profit	653	611	42	6.9
Minority interests	27	26	2	6.4
Attributable profit to the Group	626	585	41	7.0

(*).- Including dividends, income from equity-accounted method and other operating income/expenses

			Variation
	30.09.14	30.09.13	Amount	%
Balance sheet
Customer loans **	58,596	55,898	2,698	4.8
Trading portfolio (w/o loans)	41	904	(863)	(95.5)
Available-for-sale financial assets	603	598	6	0.9
Due from credit institutions **	5,544	7,426	(1,883)	(25.4)
Intangible assets and property and equipment	783	940	(157)	(16.7)
Other assets	3,355	2,386	969	40.6
Total assets/liabilities & shareholders’ equity	68,921	68,152	769	1.1
Customer deposits **	30,571	30,726	(155)	(0.5)
Marketable debt securities **	14,803	8,380	6,422	76.6
Subordinated debt **	65	10	55	544.9
Insurance liabilities	—	—	—	—
Due to credit institutions **	12,124	17,627	(5,503)	(31.2)
Other liabilities	3,373	3,853	(480)	(12.5)
Shareholders’ equity ***	7,985	7,554	431	5.7
Other managed and marketed customer funds	7	6	1	10.0
Mutual funds	2	2	0	3.5
Pension funds	5	4	1	12.8
Managed portfolios	—	—	—	—
Managed and marketed customer funds	45,446	39,123	6,323	16.2

(**).- Including all on-balance sheet balances for this item
(***).- Not including profit of the year

Ratios (%) and other data
ROE	10.72	10.15	0.57 p.
Efficiency ratio (with amortisations)	44.0	44.1	(0.1 p. )
NPL ratio	3.97	3.96	0.01 p.
NPL coverage	106.4	109.2	(2.8 p. )
Number of employees	12,254	11,869	385	3.2
Number of branches	572	635	(63)	(9.9)

Santander Consumer Finance

EUR million

	1Q 13	2Q 13	3Q 13	4Q 13	1Q 14	2Q 14	3Q 14
Income statement
Net interest income	587	582	592	573	580	612	615
Net fees	192	197	207	190	220	211	207
Gains (losses) on financial transactions	0	(1)	2	(8)	0	1	(2)
Other operating income *	(3)	(4)	(0)	5	(1)	4	1
Gross income	776	775	801	759	800	827	821
Operating expenses	(351)	(341)	(345)	(353)	(366)	(357)	(354)
General administrative expenses	(300)	(288)	(292)	(291)	(305)	(307)	(305)
Personnel	(161)	(159)	(163)	(162)	(164)	(163)	(164)
Other general administrative expenses	(139)	(129)	(130)	(129)	(141)	(144)	(141)
Depreciation and amortisation	(51)	(53)	(53)	(63)	(60)	(50)	(49)
Net operating income	425	434	456	405	434	470	467
Net loan-loss provisions	(171)	(131)	(158)	(105)	(130)	(123)	(149)
Other income	(21)	(29)	(15)	(5)	(14)	(17)	(71)
Profit before taxes	233	274	283	295	291	330	247
Tax on profit	(49)	(64)	(66)	(76)	(66)	(85)	(57)
Profit from continuing operations	184	210	217	219	225	245	190
Net profit from discontinued operations	—	(0)	(0)	(6)	(0)	(0)	(7)
Consolidated profit	184	210	217	213	225	245	184
Minority interests	7	9	9	5	6	7	14
Attributable profit to the Group	176	201	208	209	219	237	170

(*).- Including dividends, income from equity-accounted method and other operating income/expenses

	31.03.13	30.06.13	30.09.13	31.12.13	31.03.14	30.06.14	30.09.14
Balance sheet
Customer loans **	56,241	55,995	55,898	56,024	57,433	58,058	58,596
Trading portfolio (w/o loans)	1,224	925	904	864	878	270	41
Available-for-sale financial assets	553	606	598	705	478	591	603
Due from credit institutions **	6,796	6,931	7,426	8,158	7,245	6,528	5,544
Intangible assets and property and equipment	984	966	940	934	913	795	783
Other assets	2,704	2,596	2,386	3,723	3,165	3,073	3,355
Total assets/liabilities & shareholders’ equity	68,501	68,019	68,152	70,409	70,112	69,315	68,921
Customer deposits **	31,496	30,986	30,726	30,878	30,611	30,736	30,571
Marketable debt securities **	6,420	7,045	8,380	10,377	11,217	13,503	14,803
Subordinated debt **	9	11	10	64	64	65	65
Insurance liabilities	—	—	—	—	—	—	—
Due to credit institutions **	18,839	18,668	17,627	18,060	16,598	13,772	12,124
Other liabilities	3,898	3,695	3,853	3,901	3,711	3,378	3,373
Shareholders’ equity ***	7,839	7,614	7,554	7,128	7,911	7,861	7,985
Other managed and marketed customer funds	6	6	6	6	7	7	7
Mutual funds	2	2	2	2	2	2	2
Pension funds	4	4	4	5	5	5	5
Managed portfolios	—	—	—	—	—	—	—
Managed and marketed customer funds	37,931	38,049	39,123	41,326	41,899	44,310	45,446

(**).- Including all on-balance sheet balances for this item
(***).- Not including profit of the year

Other information
NPL ratio	3.98	4.04	3.96	4.01	4.14	4.07	3.97
NPL coverage	108.7	106.9	109.2	105.3	105.1	105.2	106.4
Cost of credit	1.26	1.15	1.13	0.96	0.89	0.87	0.85
Loan spreads	4.76	4.83	4.93	4.91	5.04	5.03	5.06

Spain’s run-off real estate

EUR million

			Variation
	9M ‘14	9M ‘13	Amount	%
Income statement
Net interest income	(3)	37	(39)	—
Net fees	6	14	(8)	(55.2)
Gains (losses) on financial transactions	0	1	(1)	(87.5)
Other operating income *	(39)	(46)	7	(16.0)
Gross income	(35)	6	(41)	—
Operating expenses	(159)	(131)	(28)	21.3
General administrative expenses	(150)	(124)	(26)	20.5
Personnel	(28)	(33)	5	(14.4)
Other general administrative expenses	(122)	(92)	(30)	33.0
Depreciation and amortisation	(9)	(6)	(2)	35.3
Net operating income	(194)	(125)	(68)	54.6
Net loan-loss provisions	(235)	(230)	(6)	2.4
Other income	(215)	(349)	133	(38.3)
Profit before taxes	(644)	(704)	59	(8.4)
Tax on profit	193	211	(18)	(8.4)
Profit from continuing operations	(451)	(493)	42	(8.4)
Net profit from discontinued operations	—	—	—	—
Consolidated profit	(451)	(493)	42	(8.4)
Minority interests	—	—	—	—
Attributable profit to the Group	(451)	(493)	42	(8.4)

(*).- Including dividends, income from equity-accounted method and other operating income/expenses

			Variation
	30.09.14	30.09.13	Amount	%
Balance sheet
Customer loans **	4,330	6,246	(1,916)	(30.7)
Trading portfolio (w/o loans)	—	—	—	—
Available-for-sale financial assets	207	207	—	—
Due from credit institutions **	—	—	—	—
Intangible assets and property and equipment	—	—	—	—
Other assets	4,725	4,966	(241)	(4.9)
Total assets/liabilities & shareholders’ equity	9,262	11,420	(2,157)	(18.9)
Customer deposits **	192	217	(25)	(11.7)
Marketable debt securities **	—	2	(2)	(100.0)
Subordinated debt **	—	—	—	—
Insurance liabilities	—	—	—	—
Due to credit institutions **	0	0	0	40.0
Other liabilities	7,882	9,743	(1,862)	(19.1)
Shareholders’ equity ***	1,189	1,457	(268)	(18.4)
Other managed and marketed customer funds	156	154	2	1.3
Mutual funds	155	153	2	1.3
Pension funds	1	1	0	13.4
Managed portfolios	—	—	—	—
Managed and marketed customer funds	347	373	(26)	(6.9)

(**).-	Including all on-balance sheet balances for this item
(***).-	Not including profit of the year

Spain’s run-off real estate

EUR million

	1Q 13	2Q 13	3Q 13	4Q 13	1Q 14	2Q 14	3Q 14
Income statement
Net interest income	27	12	(3)	1	3	(5)	(1)
Net fees	9	2	3	1	2	2	2
Gains (losses) on financial transactions	1	(0)	(0)	0	0	0	0
Other operating income *	(16)	(23)	(8)	(2)	(13)	(13)	(13)
Gross income	22	(8)	(8)	1	(8)	(16)	(11)
Operating expenses	(40)	(49)	(41)	(44)	(52)	(54)	(53)
General administrative expenses	(38)	(47)	(39)	(38)	(49)	(51)	(50)
Personnel	(11)	(10)	(11)	(15)	(10)	(9)	(9)
Other general administrative expenses	(26)	(37)	(28)	(23)	(39)	(42)	(41)
Depreciation and amortisation	(2)	(2)	(2)	(7)	(3)	(3)	(3)
Net operating income	(19)	(57)	(50)	(44)	(59)	(70)	(64)
Net loan-loss provisions	(114)	(49)	(67)	(32)	(77)	(76)	(82)
Other income	(118)	(125)	(106)	(128)	(72)	(83)	(60)
Profit before taxes	(250)	(231)	(222)	(204)	(208)	(230)	(206)
Tax on profit	75	69	67	61	62	69	62
Profit from continuing operations	(175)	(162)	(156)	(143)	(146)	(161)	(144)
Net profit from discontinued operations	—	—	—	—	—	—	—
Consolidated profit	(175)	(162)	(156)	(143)	(146)	(161)	(144)
Minority interests	—	—	—	—	—	—	—
Attributable profit to the Group	(175)	(162)	(156)	(143)	(146)	(161)	(144)

(*).-	Including dividends, income from equity-accounted method and other operating income/expenses

	31.03.13	30.06.13	30.09.13	31.12.13	31.03.14	30.06.14	30.09.14
Balance sheet
Customer loans **	6,844	6,507	6,246	5,735	5,208	4,876	4,330
Trading portfolio (w/o loans)	—	—	—	—	—	—	—
Available-for-sale financial assets	207	207	207	207	207	207	207
Due from credit institutions **	—	—	—	—	—	—	—
Intangible assets and property and equipment	—	—	—	—	—	—	—
Other assets	4,885	4,866	4,966	4,839	4,857	4,735	4,725
Total assets/liabilities & shareholders’ equity	11,936	11,580	11,420	10,781	10,273	9,818	9,262
Customer deposits **	225	199	217	210	204	195	192
Marketable debt securities **	6	4	2	2	1	0	—
Subordinated debt **	—	—	—	—	—	—	—
Insurance liabilities	—	—	—	—	—	—	—
Due to credit institutions **	0	0	0	200	0	0	0
Other liabilities	10,150	9,864	9,743	8,979	8,786	8,361	7,882
Shareholders’ equity ***	1,555	1,513	1,457	1,390	1,282	1,262	1,189
Other managed and marketed customer funds	161	159	154	153	145	145	156
Mutual funds	160	158	153	152	144	144	155
Pension funds	1	0	1	1	1	1	1
Managed portfolios	—	—	—	—	—	—	—
Managed and marketed customer funds	392	361	373	365	350	340	347

(**).-	Including all on-balance sheet balances for this item
(***).-	Not including profit of the year

United Kingdom

EUR million

			Variation
	9M ‘14	9M ‘13	Amount	%
Income statement
Net interest income	3,113	2,489	624	25.1
Net fees	754	749	6	0.8
Gains (losses) on financial transactions	206	318	(112)	(35.3)
Other operating income *	28	18	10	58.5
Gross income	4,101	3,573	528	14.8
Operating expenses	(2,125)	(1,955)	(170)	8.7
General administrative expenses	(1,810)	(1,661)	(150)	9.0
Personnel	(1,190)	(1,033)	(157)	15.2
Other general administrative expenses	(620)	(627)	7	(1.2)
Depreciation and amortisation	(314)	(294)	(20)	6.7
Net operating income	1,977	1,618	358	22.1
Net loan-loss provisions	(296)	(436)	140	(32.1)
Other income	(182)	(170)	(12)	7.3
Profit before taxes	1,498	1,013	485	47.9
Tax on profit	(313)	(206)	(106)	51.6
Profit from continuing operations	1,186	807	379	47.0
Net profit from discontinued operations	—	(14)	14	(100.0)
Consolidated profit	1,186	793	393	49.6
Minority interests	—	0	(0)	(100.0)
Attributable profit to the Group	1,186	793	393	49.6

(*).- Including dividends, income from equity-accounted method and other operating income/expenses

			Variation
	30.09.14	30.09.13	Amount	%
Balance sheet
Customer loans **	248,940	237,138	11,801	5.0
Trading portfolio (w/o loans)	35,264	35,645	(382)	(1.1)
Available-for-sale financial assets	10,736	5,387	5,349	99.3
Due from credit institutions **	16,766	23,814	(7,047)	(29.6)
Intangible assets and property and equipment	2,502	2,406	96	4.0
Other assets	40,269	47,379	(7,110)	(15.0)
Total assets/liabilities & shareholders’ equity	354,478	351,771	2,707	0.8
Customer deposits **	203,721	197,252	6,469	3.3
Marketable debt securities **	70,402	67,086	3,316	4.9
Subordinated debt **	6,121	4,640	1,481	31.9
Insurance liabilities	—	—	—	—
Due to credit institutions **	25,544	32,434	(6,889)	(21.2)
Other liabilities	33,945	37,221	(3,276)	(8.8)
Shareholders’ equity ***	14,745	13,138	1,607	12.2
Other managed and marketed customer funds	9,994	9,572	422	4.4
Mutual funds	9,849	9,572	277	2.9
Pension funds	—	—	—	—
Managed portfolios	145	—	145	—
Managed and marketed customer funds	290,238	278,550	11,688	4.2

(**).- Including all on-balance sheet balances for this item (***).- Not including profit of the year

Ratios (%) and other data
ROE	11.24	8.09	3.14 p.
Efficiency ratio (with amortisations)	51.8	54.7	(2.9 p. )
NPL ratio	1.80	1.98	(0.18 p. )
NPL coverage	43.4	41.6	1.8 p.
Number of employees	25,305	25,419	(114)	(0.4)
Number of branches	950	1,191	(241)	(20.2)

United Kingdom

EUR million

	1Q 13	2Q 13	3Q 13	4Q 13	1Q 14	2Q 14	3Q 14
Income statement
Net interest income	803	809	877	962	989	1,035	1,089
Net fees	249	256	243	244	247	247	260
Gains (losses) on financial transactions	86	161	71	85	78	69	58
Other operating income *	6	7	6	18	15	4	9
Gross income	1,144	1,233	1,197	1,308	1,329	1,356	1,417
Operating expenses	(658)	(667)	(630)	(650)	(693)	(701)	(730)
General administrative expenses	(560)	(571)	(529)	(520)	(579)	(596)	(636)
Personnel	(354)	(352)	(327)	(368)	(380)	(387)	(424)
Other general administrative expenses	(206)	(219)	(202)	(153)	(200)	(209)	(212)
Depreciation and amortisation	(98)	(96)	(100)	(130)	(114)	(106)	(94)
Net operating income	486	566	567	657	635	654	687
Net loan-loss provisions	(160)	(121)	(154)	(145)	(120)	(87)	(89)
Other income	(42)	(103)	(25)	(66)	(46)	(63)	(73)
Profit before taxes	284	342	387	447	469	504	525
Tax on profit	(60)	(65)	(81)	(95)	(93)	(105)	(114)
Profit from continuing operations	224	277	306	352	376	399	411
Net profit from discontinued operations	—	(14)	(0)	5	—	—	—
Consolidated profit	224	263	306	357	376	399	411
Minority interests	0	—	0	(0)	—	—	—
Attributable profit to the Group	224	263	306	357	376	399	411

(*).- Including dividends, income from equity-accounted method and other operating income/expenses

	31.03.13	30.06.13	30.09.13	31.12.13	31.03.14	30.06.14	30.09.14
Balance sheet
Customer loans **	242,425	238,223	237,138	231,046	233,937	239,237	248,940
Trading portfolio (w/o loans)	37,669	34,501	35,645	28,831	31,492	31,814	35,264
Available-for-sale financial assets	6,400	6,041	5,387	6,003	8,358	9,675	10,736
Due from credit institutions **	21,002	16,081	23,814	17,136	17,772	14,391	16,766
Intangible assets and property and equipment	2,445	2,379	2,406	2,498	2,510	2,347	2,502
Other assets	44,836	49,670	47,379	38,229	44,325	39,704	40,269
Total assets/liabilities & shareholders’ equity	354,778	346,894	351,771	323,743	338,393	337,169	354,478
Customer deposits **	194,378	195,995	197,252	187,467	194,923	193,431	203,721
Marketable debt securities **	69,625	66,940	67,086	64,092	66,366	65,816	70,402
Subordinated debt **	5,369	5,197	4,640	5,805	5,814	5,931	6,121
Insurance liabilities	—	—	—	—	—	—	—
Due to credit institutions **	28,579	28,207	32,434	26,882	29,008	27,320	25,544
Other liabilities	43,596	37,458	37,221	26,855	28,164	30,517	33,945
Shareholders’ equity ***	13,231	13,097	13,138	12,642	14,118	14,153	14,745
Other managed and marketed customer funds	12,638	10,687	9,572	9,645	9,630	9,885	9,994
Mutual funds	12,638	10,687	9,572	9,645	9,490	9,740	9,849
Pension funds	—	—	—	—	—	—	—
Managed portfolios	—	—	—	—	140	145	145
Managed and marketed customer funds	282,009	278,820	278,550	267,010	276,734	275,063	290,238

(**).- Including all on-balance sheet balances for this item (***).- Not including profit of the year

Other information
NPL ratio	2.03	2.01	1.98	1.98	1.88	1.91	1.80
NPL coverage	42.1	42.1	41.6	41.6	42.9	41.1	43.4
Cost of credit	0.29	0.26	0.26	0.24	0.23	0.22	0.19
Spread (Retail Banking)	1.53	1.63	1.85	1.98	2.01	2.06	2.08
Loan spreads	2.78	2.80	2.85	2.84	2.83	2.76	2.69
Deposit spreads	(1.25)	(1.17)	(1.00)	(0.86)	(0.82)	(0.70)	(0.61)

United Kingdom

Constant EUR million

			Variation
	9M ‘14	9M ‘13	Amount	%
Income statement
Net interest income	3,113	2,613	500	19.2
Net fees	754	786	(31)	(4.0)
Gains (losses) on financial transactions	206	334	(128)	(38.4)
Other operating income *	28	19	9	51.0
Gross income	4,101	3,751	350	9.3
Operating expenses	(2,125)	(2,052)	(73)	3.5
General administrative expenses	(1,810)	(1,743)	(67)	3.9
Personnel	(1,190)	(1,085)	(106)	9.8
Other general administrative expenses	(620)	(658)	38	(5.8)
Depreciation and amortisation	(314)	(309)	(5)	1.7
Net operating income	1,977	1,699	278	16.4
Net loan-loss provisions	(296)	(457)	161	(35.3)
Other income	(182)	(178)	(4)	2.2
Profit before taxes	1,498	1,063	435	40.9
Tax on profit	(313)	(216)	(96)	44.5
Profit from continuing operations	1,186	847	339	40.0
Net profit from discontinued operations	—	(15)	15	(100.0)
Consolidated profit	1,186	832	354	42.5
Minority interests	—	0	(0)	(100.0)
Attributable profit to the Group	1,186	832	354	42.5

(*).- Including dividends, income from equity-accounted method and other operating income/expenses

			Variation
	30.09.14	30.09.13	Amount	%
Balance sheet
Customer loans **	248,940	255,062	(6,122)	(2.4)
Trading portfolio (w/o loans)	35,264	38,340	(3,076)	(8.0)
Available-for-sale financial assets	10,736	5,795	4,941	85.3
Due from credit institutions **	16,766	25,614	(8,847)	(34.5)
Intangible assets and property and equipment	2,502	2,588	(86)	(3.3)
Other assets	40,269	50,960	(10,691)	(21.0)
Total assets/liabilities & shareholders’ equity	354,478	378,358	(23,880)	(6.3)
Customer deposits **	203,721	212,161	(8,440)	(4.0)
Marketable debt securities **	70,402	72,156	(1,755)	(2.4)
Subordinated debt **	6,121	4,990	1,130	22.7
Insurance liabilities	—	—	—	—
Due to credit institutions **	25,544	34,885	(9,341)	(26.8)
Other liabilities	33,945	40,035	(6,089)	(15.2)
Shareholders’ equity ***	14,745	14,131	614	4.3
Other managed and marketed customer funds	9,994	10,296	(301)	(2.9)
Mutual funds	9,849	10,296	(447)	(4.3)
Pension funds	—	—	—	—
Managed portfolios	145	—	145	—
Managed and marketed customer funds	290,238	299,603	(9,366)	(3.1)

(**).- Including all on-balance sheet balances for this item (***).- Not including profit of the year

United Kingdom

Constant EUR million

	1Q 13	2Q 13	3Q 13	4Q 13	1Q 14	2Q 14	3Q 14
Income statement
Net interest income	842	848	923	997	1,009	1,039	1,065
Net fees	261	268	256	252	252	248	254
Gains (losses) on financial transactions	90	169	75	87	80	69	57
Other operating income *	6	7	6	19	15	4	9
Gross income	1,199	1,292	1,260	1,355	1,355	1,361	1,385
Operating expenses	(690)	(699)	(663)	(673)	(707)	(704)	(713)
General administrative expenses	(587)	(599)	(557)	(538)	(591)	(598)	(622)
Personnel	(371)	(369)	(344)	(381)	(387)	(388)	(415)
Other general administrative expenses	(216)	(230)	(213)	(157)	(204)	(210)	(207)
Depreciation and amortisation	(103)	(100)	(106)	(135)	(117)	(106)	(92)
Net operating income	509	593	597	682	648	657	671
Net loan-loss provisions	(168)	(126)	(163)	(150)	(123)	(87)	(86)
Other income	(44)	(108)	(27)	(68)	(47)	(63)	(72)
Profit before taxes	297	359	407	464	478	507	513
Tax on profit	(62)	(69)	(85)	(99)	(95)	(106)	(112)
Profit from continuing operations	235	290	322	365	383	401	402
Net profit from discontinued operations	—	(15)	(0)	5	—	—	—
Consolidated profit	235	276	321	370	383	401	402
Minority interests	0	(0)	0	(0)	—	—	—
Attributable profit to the Group	235	276	321	370	383	401	402

(*).- Including dividends, income from equity-accounted method and other operating income/expenses

	31.03.13	30.06.13	30.09.13	31.12.13	31.03.14	30.06.14	30.09.14
Balance sheet
Customer loans **	263,726	262,710	255,062	247,810	249,256	246,686	248,940
Trading portfolio (w/o loans)	40,979	38,047	38,340	30,923	33,554	32,804	35,264
Available-for-sale financial assets	6,963	6,662	5,795	6,439	8,906	9,977	10,736
Due from credit institutions **	22,848	17,734	25,614	18,379	18,935	14,839	16,766
Intangible assets and property and equipment	2,660	2,623	2,588	2,679	2,674	2,420	2,502
Other assets	48,775	54,776	50,960	41,003	47,227	40,940	40,269
Total assets/liabilities & shareholders’ equity	385,951	382,552	378,358	347,233	360,552	347,666	354,478
Customer deposits **	211,457	216,142	212,161	201,069	207,688	199,453	203,721
Marketable debt securities **	75,743	73,821	72,156	68,743	70,712	67,865	70,402
Subordinated debt **	5,841	5,731	4,990	6,226	6,195	6,116	6,121
Insurance liabilities	—	—	—	—	—	—	—
Due to credit institutions **	31,090	31,106	34,885	28,833	30,907	28,171	25,544
Other liabilities	47,427	41,308	40,035	28,803	30,008	31,467	33,945
Shareholders’ equity ***	14,394	14,443	14,131	13,559	15,042	14,594	14,745
Other managed and marketed customer funds	13,748	11,785	10,296	10,345	10,261	10,193	9,994
Mutual funds	13,748	11,785	10,296	10,345	10,111	10,044	9,849
Pension funds	—	—	—	—	—	—	—
Managed portfolios	—	—	—	—	150	149	145
Managed and marketed customer funds	306,789	307,480	299,603	286,384	294,855	283,627	290,238

(**).-	Including all on-balance sheet balances for this item
(***).-	Not including profit of the year

United Kingdom

£ million

			Variation
	9M ‘14	9M ‘13	Amount	%
Income statement
Net interest income	2,526	2,120	406	19.2
Net fees	612	638	(25)	(4.0)
Gains (losses) on financial transactions	167	271	(104)	(38.4)
Other operating income *	23	15	8	51.0
Gross income	3,328	3,044	284	9.3
Operating expenses	(1,724)	(1,665)	(59)	3.5
General administrative expenses	(1,469)	(1,415)	(55)	3.9
Personnel	(966)	(880)	(86)	9.8
Other general administrative expenses	(503)	(534)	31	(5.8)
Depreciation and amortisation	(255)	(251)	(4)	1.7
Net operating income	1,604	1,379	225	16.4
Net loan-loss provisions	(240)	(371)	131	(35.3)
Other income	(148)	(145)	(3)	2.2
Profit before taxes	1,216	863	353	40.9
Tax on profit	(254)	(176)	(78)	44.5
Profit from continuing operations	962	687	275	40.0
Net profit from discontinued operations	—	(12)	12	(100.0)
Consolidated profit	962	675	287	42.5
Minority interests	—	0	(0)	(100.0)
Attributable profit to the Group	962	675	287	42.5

(*).-	Including dividends, income from equity-accounted method and other operating income/expenses

			Variation
	30.09.14	30.09.13	Amount	%
Balance sheet
Customer loans **	193,501	198,260	(4,759)	(2.4)
Trading portfolio (w/o loans)	27,411	29,801	(2,391)	(8.0)
Available-for-sale financial assets	8,345	4,504	3,841	85.3
Due from credit institutions **	13,033	19,910	(6,877)	(34.5)
Intangible assets and property and equipment	1,945	2,012	(67)	(3.3)
Other assets	31,301	39,611	(8,310)	(21.0)
Total assets/liabilities & shareholders’ equity	275,536	294,098	(18,562)	(6.3)
Customer deposits **	158,352	164,913	(6,561)	(4.0)
Marketable debt securities **	54,723	56,087	(1,364)	(2.4)
Subordinated debt **	4,758	3,879	879	22.7
Insurance liabilities	—	—	—	—
Due to credit institutions **	19,856	27,116	(7,261)	(26.8)
Other liabilities	26,386	31,119	(4,733)	(15.2)
Shareholders’ equity ***	11,461	10,984	477	4.3
Other managed and marketed customer funds	7,769	8,003	(234)	(2.9)
Mutual funds	7,656	8,003	(347)	(4.3)
Pension funds	—	—	—	—
Managed portfolios	113	—	113	—
Managed and marketed customer funds	225,602	232,882	(7,280)	(3.1)

(**).-	Including all on-balance sheet balances for this item
(***).-	Not including profit of the year

United Kingdom

£ million

	1Q 13	2Q 13	3Q 13	4Q 13	1Q 14	2Q 14	3Q 14
Income statement
Net interest income	683	688	749	809	819	844	864
Net fees	212	218	208	205	205	201	206
Gains (losses) on financial transactions	73	137	61	71	65	56	46
Other operating income *	5	6	5	15	12	3	7
Gross income	973	1,048	1,022	1,100	1,100	1,105	1,124
Operating expenses	(560)	(567)	(538)	(547)	(574)	(571)	(579)
General administrative expenses	(476)	(486)	(452)	(437)	(479)	(485)	(505)
Personnel	(301)	(300)	(279)	(309)	(314)	(315)	(337)
Other general administrative expenses	(175)	(186)	(173)	(128)	(165)	(170)	(168)
Depreciation and amortisation	(83)	(81)	(86)	(110)	(95)	(86)	(74)
Net operating income	413	481	484	553	526	533	545
Net loan-loss provisions	(137)	(103)	(132)	(121)	(99)	(71)	(70)
Other income	(35)	(87)	(22)	(55)	(38)	(51)	(58)
Profit before taxes	241	291	330	377	388	411	417
Tax on profit	(51)	(56)	(69)	(80)	(77)	(86)	(91)
Profit from continuing operations	191	235	261	296	311	325	326
Net profit from discontinued operations	—	(12)	(0)	4	—	—	—
Consolidated profit	191	224	261	301	311	325	326
Minority interests	0	(0)	0	(0)	—	—	—
Attributable profit to the Group	191	224	261	301	311	325	326

(*).- Including dividends, income from equity-accounted method and other operating income/expenses

	31.03.13	30.06.13	30.09.13	31.12.13	31.03.14	30.06.14	30.09.14
Balance sheet
Customer loans **	204,994	204,204	198,260	192,623	193,746	191,749	193,501
Trading portfolio (w/o loans)	31,853	29,574	29,801	24,037	26,082	25,499	27,411
Available-for-sale financial assets	5,412	5,178	4,504	5,005	6,922	7,755	8,345
Due from credit institutions **	17,759	13,784	19,910	14,286	14,718	11,534	13,033
Intangible assets and property and equipment	2,068	2,039	2,012	2,082	2,078	1,881	1,945
Other assets	37,913	42,577	39,611	31,871	36,710	31,823	31,301
Total assets/liabilities & shareholders’ equity	300,000	297,358	294,098	269,904	280,257	270,241	275,536
Customer deposits **	164,366	168,007	164,913	156,291	161,436	155,035	158,352
Marketable debt securities **	58,875	57,381	56,087	53,434	54,964	52,751	54,723
Subordinated debt **	4,540	4,455	3,879	4,840	4,815	4,754	4,758
Insurance liabilities	—	—	—	—	—	—	—
Due to credit institutions **	24,166	24,179	27,116	22,412	24,024	21,897	19,856
Other liabilities	36,865	32,109	31,119	22,389	23,325	24,460	26,386
Shareholders’ equity ***	11,188	11,227	10,984	10,539	11,692	11,344	11,461
Other managed and marketed customer funds	10,686	9,161	8,003	8,041	7,976	7,923	7,769
Mutual funds	10,686	9,161	8,003	8,041	7,859	7,807	7,656
Pension funds	—	—	—	—	—	—	—
Managed portfolios	—	—	—	—	116	116	113
Managed and marketed customer funds	238,467	239,004	232,882	222,606	229,191	220,463	225,602

(**).-	Including all on-balance sheet balances for this item
(***).-	Not including profit of the year

Latin America

EUR million

			Variation
	9M ‘14	9M ‘13	Amount	%
Income statement
Net interest income	10,326	11,422	(1,096)	(9.6)
Net fees	3,324	3,524	(199)	(5.7)
Gains (losses) on financial transactions	498	882	(385)	(43.6)
Other operating income *	60	44	16	35.2
Gross income	14,208	15,872	(1,664)	(10.5)
Operating expenses	(5,904)	(6,348)	444	(7.0)
General administrative expenses	(5,310)	(5,669)	359	(6.3)
Personnel	(2,956)	(3,170)	214	(6.8)
Other general administrative expenses	(2,354)	(2,499)	145	(5.8)
Depreciation and amortisation	(594)	(679)	85	(12.5)
Net operating income	8,304	9,524	(1,220)	(12.8)
Net loan-loss provisions	(3,860)	(5,053)	1,193	(23.6)
Other income	(571)	(349)	(221)	63.3
Profit before taxes	3,873	4,121	(248)	(6.0)
Tax on profit	(958)	(919)	(39)	4.3
Profit from continuing operations	2,915	3,202	(287)	(9.0)
Net profit from discontinued operations	—	—	—	—
Consolidated profit	2,915	3,202	(287)	(9.0)
Minority interests	618	677	(59)	(8.8)
Attributable profit to the Group	2,298	2,525	(227)	(9.0)

(*).-	Including dividends, income from equity-accounted method and other operating income/expenses

			Variation
	30.09.14	30.09.13	Amount	%
Balance sheet
Customer loans **	140,656	131,809	8,847	6.7
Trading portfolio (w/o loans)	37,417	26,816	10,602	39.5
Available-for-sale financial assets	22,724	18,741	3,983	21.3
Due from credit institutions **	31,225	25,046	6,179	24.7
Intangible assets and property and equipment	3,890	3,912	(22)	(0.6)
Other assets	45,020	44,628	391	0.9
Total assets/liabilities & shareholders’ equity	280,932	250,952	29,980	11.9
Customer deposits **	137,480	128,319	9,162	7.1
Marketable debt securities **	32,935	28,455	4,480	15.7
Subordinated debt **	6,574	3,884	2,690	69.3
Insurance liabilities	—	—	—	—
Due to credit institutions **	29,652	25,445	4,207	16.5
Other liabilities	53,033	43,308	9,725	22.5
Shareholders’ equity ***	21,258	21,541	(284)	(1.3)
Other managed and marketed customer funds	80,196	68,439	11,757	17.2
Mutual funds	67,981	59,129	8,852	15.0
Pension funds	—	(0)	0	(100.0)
Managed portfolios	12,215	9,310	2,905	31.2
Managed and marketed customer funds	257,185	229,096	28,089	12.3

(**).- Including all on-balance sheet balances for this item (***).- Not including profit of the year

Ratios (%) and other data
ROE	14.54	14.48	0.06 p.
Efficiency ratio (with amortisations)	41.6	40.0	1.6 p.
NPL ratio	4.98	5.29	(0.31 p. )
NPL coverage	83.5	83.6	(0.1 p. )
Number of employees	84,050	85,968	(1,918)	(2.2)
Number of branches	5,689	5,848	(159)	(2.7)

Latin America

EUR million

	1Q 13	2Q 13	3Q 13	4Q 13	1Q 14	2Q 14	3Q 14
Income statement
Net interest income	3,991	3,927	3,503	3,491	3,346	3,496	3,484
Net fees	1,228	1,223	1,073	1,137	1,048	1,100	1,176
Gains (losses) on financial transactions	337	212	333	155	126	115	257
Other operating income *	8	22	14	6	(2)	42	21
Gross income	5,564	5,385	4,923	4,789	4,517	4,753	4,938
Operating expenses	(2,138)	(2,162)	(2,049)	(2,127)	(1,879)	(1,952)	(2,073)
General administrative expenses	(1,907)	(1,928)	(1,834)	(1,911)	(1,679)	(1,768)	(1,864)
Personnel	(1,080)	(1,078)	(1,012)	(1,037)	(933)	(991)	(1,032)
Other general administrative expenses	(827)	(850)	(822)	(874)	(746)	(777)	(832)
Depreciation and amortisation	(231)	(234)	(214)	(216)	(200)	(184)	(210)
Net operating income	3,426	3,223	2,874	2,662	2,638	2,802	2,864
Net loan-loss provisions	(1,795)	(1,743)	(1,515)	(1,382)	(1,239)	(1,281)	(1,340)
Other income	(62)	(144)	(144)	(194)	(161)	(179)	(231)
Profit before taxes	1,569	1,336	1,216	1,087	1,238	1,341	1,293
Tax on profit	(331)	(291)	(297)	(247)	(328)	(326)	(304)
Profit from continuing operations	1,238	1,045	919	840	910	1,015	990
Net profit from discontinued operations	—	—	—	0	—	—	—
Consolidated profit	1,238	1,045	919	840	910	1,015	990
Minority interests	270	210	198	184	199	215	204
Attributable profit to the Group	969	835	721	656	712	800	786

(*).- Including dividends, income from equity-accounted method and other operating income/expenses

	31.03.13	30.06.13	30.09.13	31.12.13	31.03.14	30.06.14	30.09.14
Balance sheet
Customer loans **	144,798	135,931	131,809	128,684	129,743	136,325	140,656
Trading portfolio (w/o loans)	31,914	30,457	26,816	23,097	27,301	33,960	37,417
Available-for-sale financial assets	23,437	21,541	18,741	20,822	26,698	25,052	22,724
Due from credit institutions **	35,184	23,601	25,046	28,073	22,655	22,442	31,225
Intangible assets and property and equipment	4,454	4,019	3,912	3,895	3,848	3,852	3,890
Other assets	45,951	44,133	44,628	40,354	43,344	44,619	45,020
Total assets/liabilities & shareholders’ equity	285,738	259,683	250,952	244,925	253,589	266,251	280,932
Customer deposits **	138,957	132,214	128,319	122,176	126,239	127,903	137,480
Marketable debt securities **	31,978	30,717	28,455	28,987	27,848	31,792	32,935
Subordinated debt **	5,622	4,190	3,884	4,833	6,661	6,760	6,574
Insurance liabilities	—	—	—	—	—	—	—
Due to credit institutions **	32,951	26,345	25,445	24,489	25,487	30,227	29,652
Other liabilities	50,405	43,021	43,308	44,999	45,949	48,071	53,033
Shareholders’ equity ***	25,824	23,196	21,541	19,442	21,405	21,497	21,258
Other managed and marketed customer funds	70,913	65,527	68,439	65,599	70,867	76,454	80,196
Mutual funds	61,256	56,411	59,129	55,835	60,256	65,315	67,981
Pension funds	0	—	(0)	0	—	—	—
Managed portfolios	9,657	9,116	9,310	9,764	10,611	11,140	12,215
Managed and marketed customer funds	247,469	232,647	229,096	221,595	231,615	242,910	257,185

(**).- Including all on-balance sheet balances for this item
(***).- Not including profit of the year

Other information
NPL ratio	5.40	5.23	5.29	5.00	5.06	5.03	4.98
NPL coverage	87.4	86.1	83.6	85.4	86.1	86.3	83.5
Cost of credit	5.07	4.87	4.73	4.53	4.24	3.95	3.77

Latin America

Constant EUR million

			Variation
	9M ‘14	9M ‘13	Amount	%
Income statement
Net interest income	10,326	10,109	217	2.2
Net fees	3,324	3,089	235	7.6
Gains (losses) on financial transactions	498	770	(272)	(35.3)
Other operating income *	60	38	22	57.5
Gross income	14,208	14,006	202	1.4
Operating expenses	(5,904)	(5,588)	(316)	5.7
General administrative expenses	(5,310)	(4,989)	(321)	6.4
Personnel	(2,956)	(2,790)	(167)	6.0
Other general administrative expenses	(2,354)	(2,199)	(155)	7.0
Depreciation and amortisation	(594)	(599)	5	(0.8)
Net operating income	8,304	8,418	(114)	(1.4)
Net loan-loss provisions	(3,860)	(4,509)	649	(14.4)
Other income	(571)	(303)	(267)	88.0
Profit before taxes	3,873	3,606	267	7.4
Tax on profit	(958)	(790)	(168)	21.3
Profit from continuing operations	2,915	2,816	99	3.5
Net profit from discontinued operations	—	—	—	—
Consolidated profit	2,915	2,816	99	3.5
Minority interests	618	606	11	1.9
Attributable profit to the Group	2,298	2,210	87	4.0

(*).-	Including dividends, income from equity-accounted method and other operating income/expenses

			Variation
	30.09.14	30.09.13	Amount	%
Balance sheet
Customer loans **	140,656	127,830	12,826	10.0
Trading portfolio (w/o loans)	37,417	27,297	10,120	37.1
Available-for-sale financial assets	22,724	18,373	4,351	23.7
Due from credit institutions **	31,225	25,018	6,207	24.8
Intangible assets and property and equipment	3,890	3,791	99	2.6
Other assets	45,020	43,773	1,247	2.8
Total assets/liabilities & shareholders’ equity	280,932	246,082	34,850	14.2
Customer deposits **	137,480	125,127	12,353	9.9
Marketable debt securities **	32,935	27,721	5,214	18.8
Subordinated debt **	6,574	3,750	2,824	75.3
Insurance liabilities	—	—	—	—
Due to credit institutions **	29,652	25,057	4,596	18.3
Other liabilities	53,033	43,179	9,854	22.8
Shareholders’ equity ***	21,258	21,249	9	0.0
Other managed and marketed customer funds	80,196	68,118	12,078	17.7
Mutual funds	67,981	58,631	9,350	15.9
Pension funds	—	—	—	—
Managed portfolios	12,215	9,487	2,728	28.8
Managed and marketed customer funds	257,185	224,716	32,469	14.4

(**).-	Including all on-balance sheet balances for this item
(***).-	Not including profit of the year

Latin America

Constant EUR million

	1Q 13	2Q 13	3Q 13	4Q 13	1Q 14	2Q 14	3Q 14
Income statement
Net interest income	3,389	3,381	3,339	3,409	3,446	3,471	3,408
Net fees	1,037	1,042	1,010	1,099	1,076	1,095	1,153
Gains (losses) on financial transactions	286	182	302	148	126	115	257
Other operating income *	7	20	12	7	(2)	42	20
Gross income	4,718	4,625	4,663	4,663	4,646	4,724	4,839
Operating expenses	(1,808)	(1,850)	(1,930)	(2,056)	(1,929)	(1,941)	(2,033)
General administrative expenses	(1,613)	(1,649)	(1,727)	(1,847)	(1,723)	(1,759)	(1,828)
Personnel	(914)	(922)	(953)	(1,003)	(957)	(986)	(1,013)
Other general administrative expenses	(699)	(727)	(774)	(844)	(766)	(772)	(815)
Depreciation and amortisation	(195)	(201)	(202)	(209)	(206)	(183)	(205)
Net operating income	2,910	2,775	2,733	2,607	2,716	2,782	2,805
Net loan-loss provisions	(1,529)	(1,511)	(1,469)	(1,375)	(1,281)	(1,270)	(1,310)
Other income	(48)	(122)	(133)	(183)	(167)	(178)	(226)
Profit before taxes	1,332	1,142	1,132	1,049	1,268	1,335	1,270
Tax on profit	(274)	(244)	(271)	(234)	(337)	(324)	(297)
Profit from continuing operations	1,058	898	861	815	932	1,011	973
Net profit from discontinued operations	—	—	—	0	—	—	—
Consolidated profit	1,058	898	861	815	932	1,011	973
Minority interests	234	183	189	182	204	214	200
Attributable profit to the Group	824	714	672	633	728	797	773

(*).-	Including dividends, income from equity-accounted method and other operating income/expenses

	31.03.13	30.06.13	30.09.13	31.12.13	31.03.14	30.06.14	30.09.14
Balance sheet
Customer loans **	121,398	125,791	127,830	132,132	132,924	135,976	140,656
Trading portfolio (w/o loans)	28,597	29,619	27,297	24,400	28,413	34,247	37,417
Available-for-sale financial assets	19,515	20,083	18,373	21,684	27,253	24,756	22,724
Due from credit institutions **	30,802	22,472	25,018	29,426	23,479	22,631	31,225
Intangible assets and property and equipment	3,690	3,704	3,791	4,021	3,929	3,810	3,890
Other assets	38,473	41,109	43,773	42,000	44,484	44,304	45,020
Total assets/liabilities & shareholders’ equity	242,476	242,779	246,082	253,662	260,482	265,724	280,932
Customer deposits **	116,807	122,735	125,127	125,804	129,687	127,804	137,480
Marketable debt securities **	26,795	28,627	27,721	30,050	28,342	31,362	32,935
Subordinated debt **	4,652	3,865	3,750	5,002	6,798	6,673	6,574
Insurance liabilities	—	—	—	—	—	—	—
Due to credit institutions **	28,161	24,806	25,057	25,477	26,147	30,206	29,652
Other liabilities	44,039	40,938	43,179	47,090	47,440	48,140	53,033
Shareholders’ equity ***	22,022	21,807	21,249	20,241	22,068	21,539	21,258
Other managed and marketed customer funds	61,116	62,339	68,118	68,999	73,011	76,341	80,196
Mutual funds	52,256	53,400	58,631	58,606	61,763	64,740	67,981
Pension funds	0	—	—	0	—	—	—
Managed portfolios	8,860	8,939	9,487	10,393	11,248	11,602	12,215
Managed and marketed customer funds	209,370	217,567	224,716	229,854	237,838	242,179	257,185

(**).-	Including all on-balance sheet balances for this item
(***).-	Not including profit of the year

Latin America. Results

EUR million

	Gross income			Net operating income			Attributable profit to the Group
	9M ‘14	9M ‘13	Var. (%)	9M ‘14	9M ‘13	Var. (%)	9M ‘14	9M ‘13	Var. (%)
Brazil	9,029	10,448	(13.6)	5,410	6,470	(16.4)	1,167	1,277	(8.6)
Mexico	2,279	2,316	(1.6)	1,341	1,406	(4.6)	474	564	(15.9)
Chile	1,589	1,683	(5.6)	961	975	(1.4)	347	316	9.8
Argentina	854	967	(11.8)	441	519	(15.0)	220	254	(13.1)
Uruguay	187	192	(2.4)	71	71	(0.0)	40	42	(5.8)
Peru	36	30	19.9	24	20	22.4	16	14	18.8
Rest	21	8	164.0	(48)	(57)	(15.9)	(40)	(36)	12.6
Subtotal	13,995	15,644	(10.5)	8,200	9,403	(12.8)	2,224	2,431	(8.5)
Santander Private Banking	213	228	(6.7)	104	121	(13.6)	73	94	(22.3)
Total	14,208	15,872	(10.5)	8,304	9,524	(12.8)	2,298	2,525	(9.0)

Latin America. Results

Constant EUR million

	Gross income			Net operating income			Attributable profit to the Group
	9M ‘14	9M ‘13	Var. (%)	9M ‘14	9M ‘13	Var. (%)	9M ‘14	9M ‘13	Var. (%)
Brazil	9,029	9,367	(3.6)	5,410	5,801	(6.7)	1,167	1,145	1.9
Mexico	2,279	2,174	4.8	1,341	1,320	1.6	474	529	(10.4)
Chile	1,589	1,422	11.7	961	824	16.6	347	267	29.9
Argentina	854	622	37.3	441	334	32.2	220	163	35.2
Uruguay	187	163	14.7	71	60	17.6	40	36	10.8
Peru	36	28	29.7	24	18	32.3	16	13	28.4
Rest	21	7	183.3	(48)	(55)	(13.8)	(40)	(35)	16.5
Subtotal	13,995	13,784	1.5	8,200	8,301	(1.2)	2,224	2,118	5.0
Santander Private Banking	213	222	(4.0)	104	117	(11.1)	73	92	(20.1)
Total	14,208	14,006	1.4	8,304	8,418	(1.4)	2,298	2,210	4.0

Brazil

EUR million

			Variation
	9M ‘14	9M ‘13	Amount	%
Income statement
Net interest income	6,771	7,780	(1,009)	(13.0)
Net fees	2,055	2,166	(111)	(5.1)
Gains (losses) on financial transactions	127	481	(353)	(73.5)
Other operating income *	77	21	55	256.3
Gross income	9,029	10,448	(1,418)	(13.6)
Operating expenses	(3,620)	(3,978)	358	(9.0)
General administrative expenses	(3,234)	(3,536)	303	(8.6)
Personnel	(1,761)	(1,918)	156	(8.2)
Other general administrative expenses	(1,472)	(1,619)	147	(9.1)
Depreciation and amortisation	(386)	(441)	55	(12.5)
Net operating income	5,410	6,470	(1,060)	(16.4)
Net loan-loss provisions	(2,795)	(3,908)	1,113	(28.5)
Other income	(561)	(336)	(225)	66.7
Profit before taxes	2,053	2,225	(172)	(7.7)
Tax on profit	(560)	(578)	18	(3.1)
Profit from continuing operations	1,493	1,647	(154)	(9.3)
Net profit from discontinued operations	—	—	—	—
Consolidated profit	1,493	1,647	(154)	(9.3)
Minority interests	326	370	(44)	(11.8)
Attributable profit to the Group	1,167	1,277	(110)	(8.6)

(*).-	Including dividends, income from equity-accounted method and other operating income/expenses

			Variation
	30.09.14	30.09.13	Amount	%
Balance sheet
Customer loans **	72,918	69,395	3,523	5.1
Trading portfolio (w/o loans)	18,130	11,663	6,466	55.4
Available-for-sale financial assets	15,290	12,273	3,017	24.6
Due from credit institutions **	14,982	11,681	3,301	28.3
Intangible assets and property and equipment	2,742	2,863	(121)	(4.2)
Other assets	30,763	31,265	(502)	(1.6)
Total assets/liabilities & shareholders’ equity	154,824	139,140	15,684	11.3
Customer deposits **	70,892	65,801	5,092	7.7
Marketable debt securities **	22,999	20,000	2,999	15.0
Subordinated debt **	4,372	2,858	1,513	52.9
Insurance liabilities	—	—	—	—
Due to credit institutions **	16,651	14,601	2,050	14.0
Other liabilities	28,368	23,286	5,082	21.8
Shareholders’ equity ***	11,542	12,595	(1,053)	(8.4)
Other managed and marketed customer funds	50,864	45,571	5,292	11.6
Mutual funds	47,513	42,445	5,067	11.9
Pension funds	—	—	—	—
Managed portfolios	3,351	3,126	225	7.2
Managed and marketed customer funds	149,127	134,230	14,897	11.1

(**).- Including all on-balance sheet balances for this item (***).- Not including profit of the year

Ratios (%) and other data
ROE	13.21	12.55	0.66 p.
Efficiency ratio (with amortisations)	40.1	38.1	2.0 p.
NPL ratio	5.64	6.12	(0.48 p. )
NPL coverage	91.4	92.0	(0.6 p. )
Number of employees	46,621	50,322	(3,701)	(7.4)
Number of branches	3,427	3,661	(234)	(6.4)

Brazil

EUR million

	1Q 13	2Q 13	3Q 13	4Q 13	1Q 14	2Q 14	3Q 14
Income statement
Net interest income	2,801	2,712	2,266	2,287	2,199	2,295	2,277
Net fees	762	772	633	705	629	685	741
Gains (losses) on financial transactions	215	62	203	60	17	(37)	147
Other operating income *	3	6	12	19	7	44	26
Gross income	3,781	3,552	3,115	3,070	2,851	2,986	3,192
Operating expenses	(1,359)	(1,356)	(1,263)	(1,346)	(1,133)	(1,196)	(1,291)
General administrative expenses	(1,207)	(1,202)	(1,127)	(1,207)	(1,006)	(1,074)	(1,154)
Personnel	(674)	(647)	(597)	(645)	(550)	(591)	(621)
Other general administrative expenses	(534)	(555)	(530)	(561)	(456)	(483)	(533)
Depreciation and amortisation	(152)	(154)	(136)	(139)	(127)	(122)	(137)
Net operating income	2,422	2,196	1,852	1,724	1,719	1,791	1,900
Net loan-loss provisions	(1,471)	(1,372)	(1,065)	(985)	(905)	(933)	(958)
Other income	(78)	(133)	(126)	(162)	(143)	(166)	(253)
Profit before taxes	873	691	661	577	671	693	689
Tax on profit	(221)	(165)	(192)	(185)	(202)	(188)	(170)
Profit from continuing operations	652	525	469	392	469	504	520
Net profit from discontinued operations	—	—	—	—	—	—	—
Consolidated profit	652	525	469	392	469	504	520
Minority interests	154	105	111	91	106	110	111
Attributable profit to the Group	499	420	358	301	364	395	409

(*).- Including dividends, income from equity-accounted method and other operating income/expenses

	31.03.13	30.06.13	30.09.13	31.12.13	31.03.14	30.06.14	30.09.14
Balance sheet
Customer loans **	77,918	71,296	69,395	66,446	68,518	71,475	72,918
Trading portfolio (w/o loans)	11,824	12,276	11,663	10,321	11,314	16,954	18,130
Available-for-sale financial assets	16,766	14,848	12,273	14,175	19,790	18,352	15,290
Due from credit institutions **	15,402	11,171	11,681	14,734	9,048	10,129	14,982
Intangible assets and property and equipment	3,330	2,965	2,863	2,793	2,797	2,796	2,742
Other assets	33,640	32,258	31,265	25,456	29,629	31,608	30,763
Total assets/liabilities & shareholders’ equity	158,880	144,814	139,140	133,925	141,097	151,315	154,824
Customer deposits **	75,162	69,199	65,801	61,490	65,934	68,450	70,892
Marketable debt securities **	21,850	21,453	20,000	20,002	19,898	21,772	22,999
Subordinated debt **	4,438	3,130	2,858	2,734	4,585	4,821	4,372
Insurance liabilities	—	—	—	—	—	—	—
Due to credit institutions **	18,084	14,571	14,601	12,929	13,824	16,122	16,651
Other liabilities	24,354	23,075	23,286	25,229	25,066	27,974	28,368
Shareholders’ equity ***	14,992	13,386	12,595	11,542	11,789	12,176	11,542
Other managed and marketed customer funds	45,783	41,585	45,571	42,640	45,749	49,593	50,864
Mutual funds	42,227	38,469	42,445	39,675	42,602	46,394	47,513
Pension funds	0	—	—	—	—	—	—
Managed portfolios	3,556	3,116	3,126	2,965	3,147	3,199	3,351
Managed and marketed customer funds	147,233	135,368	134,230	126,866	136,165	144,636	149,127

(**).- Including all on-balance sheet balances for this item (***).- Not including profit of the year

Other information
NPL ratio	6.90	6.49	6.12	5.64	5.74	5.78	5.64
NPL coverage	90.4	91.3	92.0	95.1	95.2	94.8	91.4
Cost of credit	7.46	7.07	6.72	6.34	5.82	5.38	5.14
Spread (Retail Banking)	13.81	13.26	12.77	12.77	12.66	12.52	11.98
Loan spreads	13.09	12.51	11.93	11.82	11.76	11.60	10.98
Deposit spreads	0.72	0.75	0.84	0.95	0.90	0.92	1.00

Brazil

Constant EUR million

			Variation
	9M ‘14	9M ‘13	Amount	%
Income statement
Net interest income	6,771	6,975	(204)	(2.9)
Net fees	2,055	1,942	113	5.8
Gains (losses) on financial transactions	127	431	(304)	(70.4)
Other operating income *	77	19	57	297.4
Gross income	9,029	9,367	(338)	(3.6)
Operating expenses	(3,620)	(3,566)	(53)	1.5
General administrative expenses	(3,234)	(3,171)	(63)	2.0
Personnel	(1,761)	(1,719)	(42)	2.4
Other general administrative expenses	(1,472)	(1,451)	(21)	1.4
Depreciation and amortisation	(386)	(396)	10	(2.5)
Net operating income	5,410	5,801	(391)	(6.7)
Net loan-loss provisions	(2,795)	(3,504)	709	(20.2)
Other income	(561)	(302)	(259)	86.0
Profit before taxes	2,053	1,995	58	2.9
Tax on profit	(560)	(518)	(42)	8.1
Profit from continuing operations	1,493	1,477	17	1.1
Net profit from discontinued operations	—	—	—	—
Consolidated profit	1,493	1,477	17	1.1
Minority interests	326	332	(5)	(1.7)
Attributable profit to the Group	1,167	1,145	22	1.9

(*).- Including dividends, income from equity-accounted method and other operating income/expenses

			Variation
	30.09.14	30.09.13	Amount	%
Balance sheet
Customer loans **	72,918	68,460	4,457	6.5
Trading portfolio (w/o loans)	18,130	11,506	6,623	57.6
Available-for-sale financial assets	15,290	12,108	3,182	26.3
Due from credit institutions **	14,982	11,523	3,458	30.0
Intangible assets and property and equipment	2,742	2,825	(83)	(2.9)
Other assets	30,763	30,844	(81)	(0.3)
Total assets/liabilities & shareholders’ equity	154,824	137,267	17,557	12.8
Customer deposits **	70,892	64,915	5,978	9.2
Marketable debt securities **	22,999	19,731	3,269	16.6
Subordinated debt **	4,372	2,820	1,552	55.0
Insurance liabilities	—	—	—	—
Due to credit institutions **	16,651	14,404	2,246	15.6
Other liabilities	28,368	22,972	5,396	23.5
Shareholders’ equity ***	11,542	12,425	(883)	(7.1)
Other managed and marketed customer funds	50,864	44,958	5,906	13.1
Mutual funds	47,513	41,874	5,639	13.5
Pension funds	—	—	—	—
Managed portfolios	3,351	3,084	267	8.7
Managed and marketed customer funds	149,127	132,423	16,704	12.6

(**).- Including all on-balance sheet balances for this item (***).- Not including profit of the year

Brazil

Constant EUR million

	1Q 13	2Q 13	3Q 13	4Q 13	1Q 14	2Q 14	3Q 14
Income statement
Net interest income	2,382	2,357	2,236	2,288	2,298	2,263	2,209
Net fees	648	670	624	700	657	676	721
Gains (losses) on financial transactions	183	55	193	66	17	(38)	148
Other operating income *	3	5	11	18	7	44	25
Gross income	3,215	3,088	3,064	3,072	2,980	2,946	3,103
Operating expenses	(1,156)	(1,178)	(1,233)	(1,332)	(1,184)	(1,180)	(1,256)
General administrative expenses	(1,027)	(1,044)	(1,100)	(1,194)	(1,051)	(1,060)	(1,122)
Personnel	(573)	(563)	(584)	(639)	(574)	(583)	(603)
Other general administrative expenses	(454)	(482)	(516)	(555)	(477)	(477)	(519)
Depreciation and amortisation	(129)	(134)	(133)	(139)	(133)	(120)	(134)
Net operating income	2,060	1,910	1,831	1,739	1,796	1,767	1,847
Net loan-loss provisions	(1,251)	(1,193)	(1,060)	(999)	(946)	(920)	(930)
Other income	(66)	(115)	(121)	(157)	(149)	(164)	(248)
Profit before taxes	743	602	651	583	702	683	669
Tax on profit	(188)	(144)	(187)	(184)	(211)	(185)	(164)
Profit from continuing operations	555	458	464	399	490	498	505
Net profit from discontinued operations	—	—	—	—	—	—	—
Consolidated profit	555	458	464	399	490	498	505
Minority interests	131	92	109	93	110	108	108
Attributable profit to the Group	424	366	355	307	380	390	397

(*).- Including dividends, income from equity-accounted method and other operating income/expenses

	31.03.13	30.06.13	30.09.13	31.12.13	31.03.14	30.06.14	30.09.14
Balance sheet
Customer loans **	64,979	66,850	68,460	70,230	69,530	69,576	72,918
Trading portfolio (w/o loans)	9,861	11,510	11,506	10,909	11,481	16,504	18,130
Available-for-sale financial assets	13,982	13,923	12,108	14,982	20,083	17,865	15,290
Due from credit institutions **	12,844	10,474	11,523	15,573	9,182	9,860	14,982
Intangible assets and property and equipment	2,777	2,780	2,825	2,952	2,839	2,722	2,742
Other assets	28,054	30,246	30,844	26,906	30,066	30,768	30,763
Total assets/liabilities & shareholders’ equity	132,497	135,784	137,267	141,551	143,180	147,294	154,824
Customer deposits **	62,681	64,884	64,915	64,991	66,907	66,631	70,892
Marketable debt securities **	18,221	20,115	19,731	21,141	20,192	21,194	22,999
Subordinated debt **	3,701	2,935	2,820	2,890	4,652	4,693	4,372
Insurance liabilities	—	—	—	—	—	—	—
Due to credit institutions **	15,081	13,662	14,404	13,665	14,028	15,693	16,651
Other liabilities	20,310	21,636	22,972	26,665	25,437	27,230	28,368
Shareholders’ equity ***	12,503	12,551	12,425	12,199	11,963	11,853	11,542
Other managed and marketed customer funds	38,181	38,992	44,958	45,068	46,424	48,275	50,864
Mutual funds	35,215	36,070	41,874	41,934	43,231	45,161	47,513
Pension funds	0	—	—	—	—	—	—
Managed portfolios	2,966	2,922	3,084	3,134	3,193	3,114	3,351
Managed and marketed customer funds	122,784	126,926	132,423	134,090	138,176	140,793	149,127

(**).- Including all on-balance sheet balances for this item (***).- Not including profit of the year

Mexico

EUR million

			Variation
	9M ‘14	9M ‘13	Amount	%
Income statement
Net interest income	1,599	1,590	9	0.6
Net fees	573	595	(22)	(3.8)
Gains (losses) on financial transactions	142	144	(2)	(1.2)
Other operating income *	(34)	(12)	(22)	177.2
Gross income	2,279	2,316	(37)	(1.6)
Operating expenses	(938)	(910)	(28)	3.0
General administrative expenses	(840)	(817)	(23)	2.8
Personnel	(446)	(452)	7	(1.5)
Other general administrative expenses	(395)	(365)	(30)	8.3
Depreciation and amortisation	(97)	(93)	(4)	4.7
Net operating income	1,341	1,406	(65)	(4.6)
Net loan-loss provisions	(579)	(583)	4	(0.6)
Other income	2	21	(19)	(88.3)
Profit before taxes	764	844	(80)	(9.4)
Tax on profit	(155)	(104)	(51)	48.8
Profit from continuing operations	609	740	(130)	(17.6)
Net profit from discontinued operations	—	—	—	—
Consolidated profit	609	740	(130)	(17.6)
Minority interests	135	176	(41)	(23.2)
Attributable profit to the Group	474	564	(90)	(15.9)

(*).- Including dividends, income from equity-accounted method and other operating income/expenses

			Variation
	30.09.14	30.09.13	Amount	%
Balance sheet
Customer loans **	26,162	21,007	5,155	24.5
Trading portfolio (w/o loans)	12,469	10,306	2,164	21.0
Available-for-sale financial assets	4,097	3,116	982	31.5
Due from credit institutions **	9,606	7,518	2,088	27.8
Intangible assets and property and equipment	392	377	15	3.9
Other assets	5,463	4,931	533	10.8
Total assets/liabilities & shareholders’ equity	58,189	47,254	10,935	23.1
Customer deposits **	28,691	25,783	2,908	11.3
Marketable debt securities **	3,791	2,456	1,335	54.4
Subordinated debt **	1,027	—	1,027	—
Insurance liabilities	—	—	—	—
Due to credit institutions **	6,576	4,472	2,104	47.0
Other liabilities	14,142	11,028	3,114	28.2
Shareholders’ equity ***	3,962	3,515	448	12.7
Other managed and marketed customer funds	12,406	10,293	2,112	20.5
Mutual funds	12,406	10,293	2,112	20.5
Pension funds	—	—	—	—
Managed portfolios	—	—	—	—
Managed and marketed customer funds	45,915	38,532	7,383	19.2

(**).- Including all on-balance sheet balances for this item
(***).- Not including profit of the year

Ratios (%) and other data
ROE	17.04	18.88	(1.83 p. )
Efficiency ratio (with amortisations)	41.2	39.3	1.9 p.
NPL ratio	3.74	3.58	0.16 p.
NPL coverage	90.1	99.0	(8.9 p. )
Number of employees	15,889	14,441	1,448	10.0
Number of branches	1,299	1,229	70	5.7

Mexico

EUR million

	1Q 13	2Q 13	3Q 13	4Q 13	1Q 14	2Q 14	3Q 14
Income statement
Net interest income	516	541	533	531	509	529	561
Net fees	208	189	197	188	190	191	192
Gains (losses) on financial transactions	54	59	31	(3)	27	62	53
Other operating income *	(8)	5	(10)	(11)	(12)	(7)	(15)
Gross income	770	795	751	705	713	775	791
Operating expenses	(299)	(304)	(307)	(315)	(307)	(312)	(319)
General administrative expenses	(268)	(272)	(277)	(288)	(273)	(281)	(286)
Personnel	(147)	(151)	(155)	(141)	(142)	(148)	(156)
Other general administrative expenses	(122)	(121)	(122)	(148)	(131)	(133)	(130)
Depreciation and amortisation	(30)	(33)	(30)	(27)	(33)	(31)	(33)
Net operating income	472	490	444	390	407	463	471
Net loan-loss provisions	(142)	(184)	(257)	(218)	(179)	(191)	(210)
Other income	26	(2)	(3)	(4)	(2)	(2)	6
Profit before taxes	355	305	184	168	226	271	267
Tax on profit	(40)	(42)	(22)	25	(48)	(56)	(50)
Profit from continuing operations	315	263	162	193	178	214	217
Net profit from discontinued operations	—	—	—	—	—	—	—
Consolidated profit	315	263	162	193	178	214	217
Minority interests	74	63	39	44	40	46	49
Attributable profit to the Group	241	199	123	149	138	169	167

(*).- Including dividends, income from equity-accounted method and other operating income/expenses

	31.03.13	30.06.13	30.09.13	31.12.13	31.03.14	30.06.14	30.09.14
Balance sheet
Customer loans **	23,279	22,440	21,007	22,269	22,381	24,516	26,162
Trading portfolio (w/o loans)	14,661	12,644	10,306	8,685	11,293	11,603	12,469
Available-for-sale financial assets	2,386	3,192	3,116	3,387	3,475	3,944	4,097
Due from credit institutions **	12,927	5,857	7,518	7,975	8,347	6,975	9,606
Intangible assets and property and equipment	400	380	377	402	395	397	392
Other assets	5,131	4,774	4,931	5,681	5,637	5,494	5,463
Total assets/liabilities & shareholders’ equity	58,785	49,287	47,254	48,398	51,529	52,928	58,189
Customer deposits **	26,014	26,497	25,783	24,663	25,592	24,803	28,691
Marketable debt securities **	3,642	3,214	2,456	2,896	2,496	3,818	3,791
Subordinated debt **	—	—	—	931	946	971	1,027
Insurance liabilities	—	—	—	—	—	—	—
Due to credit institutions **	8,085	4,828	4,472	5,494	5,922	7,840	6,576
Other liabilities	16,580	10,676	11,028	11,601	12,808	11,684	14,142
Shareholders’ equity ***	4,463	4,072	3,515	2,814	3,765	3,812	3,962
Other managed and marketed customer funds	11,300	10,789	10,293	10,349	11,016	11,724	12,406
Mutual funds	11,300	10,789	10,293	10,349	11,016	11,724	12,406
Pension funds	—	—	—	0	—	—	—
Managed portfolios	—	—	—	—	—	—	—
Managed and marketed customer funds	40,957	40,500	38,532	38,838	40,049	41,316	45,915

(**).- Including all on-balance sheet balances for this item
(***).- Not including profit of the year

Other information
NPL ratio	1.92	2.20	3.58	3.66	3.62	3.52	3.74
NPL coverage	157.1	142.7	99.0	97.5	98.6	96.6	90.1
Cost of credit	2.46	2.73	3.27	3.47	3.59	3.58	3.26
Spread (Retail Banking)	10.32	10.05	9.90	9.74	9.69	9.29	9.07
Loan spreads	8.46	8.41	8.34	8.23	8.17	7.83	7.69
Deposit spreads	1.86	1.64	1.56	1.51	1.52	1.46	1.38

Mexico

Constant EUR million

			Variation
	9M ‘14	9M ‘13	Amount	%
Income statement
Net interest income	1,599	1,492	106	7.1
Net fees	573	559	14	2.5
Gains (losses) on financial transactions	142	135	7	5.2
Other operating income *	(34)	(12)	(23)	195.3
Gross income	2,279	2,174	105	4.8
Operating expenses	(938)	(854)	(83)	9.8
General administrative expenses	(840)	(767)	(73)	9.6
Personnel	(446)	(425)	(21)	4.9
Other general administrative expenses	(395)	(342)	(52)	15.3
Depreciation and amortisation	(97)	(87)	(10)	11.5
Net operating income	1,341	1,320	21	1.6
Net loan-loss provisions	(579)	(547)	(32)	5.9
Other income	2	20	(17)	(87.5)
Profit before taxes	764	792	(28)	(3.5)
Tax on profit	(155)	(98)	(57)	58.5
Profit from continuing operations	609	694	(85)	(12.3)
Net profit from discontinued operations	—	—	—	—
Consolidated profit	609	694	(85)	(12.3)
Minority interests	135	165	(30)	(18.2)
Attributable profit to the Group	474	529	(55)	(10.4)

(*).- Including dividends, income from equity-accounted method and other operating income/expenses
			Variation
	30.09.14	30.09.13	Amount	%
Balance sheet
Customer loans **	26,162	22,055	4,107	18.6
Trading portfolio (w/o loans)	12,469	10,820	1,649	15.2
Available-for-sale financial assets	4,097	3,271	826	25.3
Due from credit institutions **	9,606	7,893	1,712	21.7
Intangible assets and property and equipment	392	396	(4)	(1.0)
Other assets	5,463	5,177	286	5.5
Total assets/liabilities & shareholders’ equity	58,189	49,613	8,577	17.3
Customer deposits **	28,691	27,070	1,621	6.0
Marketable debt securities **	3,791	2,579	1,212	47.0
Subordinated debt **	1,027	—	1,027	—
Insurance liabilities	—	—	—	—
Due to credit institutions **	6,576	4,695	1,881	40.1
Other liabilities	14,142	11,578	2,563	22.1
Shareholders’ equity ***	3,962	3,690	272	7.4
Other managed and marketed customer funds	12,406	10,807	1,598	14.8
Mutual funds	12,406	10,807	1,598	14.8
Pension funds	—	—	—	—
Managed portfolios	—	—	—	—
Managed and marketed customer funds	45,915	40,456	5,459	13.5

(**).- Including all on-balance sheet balances for this item
(***).- Not including profit of the year

Mexico

Constant EUR million

	1Q 13	2Q 13	3Q 13	4Q 13	1Q 14	2Q 14	3Q 14
Income statement
Net interest income	485	495	512	529	520	531	549
Net fees	196	173	190	187	193	192	187
Gains (losses) on financial transactions	50	54	30	(1)	27	63	52
Other operating income *	(8)	5	(9)	(10)	(13)	(7)	(15)
Gross income	724	727	723	705	728	778	773
Operating expenses	(281)	(279)	(295)	(313)	(313)	(313)	(312)
General administrative expenses	(252)	(248)	(267)	(286)	(279)	(282)	(280)
Personnel	(138)	(138)	(149)	(140)	(145)	(148)	(153)
Other general administrative expenses	(114)	(110)	(118)	(146)	(134)	(134)	(127)
Depreciation and amortisation	(29)	(30)	(29)	(27)	(34)	(31)	(32)
Net operating income	443	449	428	392	415	465	461
Net loan-loss provisions	(133)	(169)	(245)	(216)	(182)	(191)	(206)
Other income	24	(2)	(3)	(3)	(2)	(2)	6
Profit before taxes	334	278	180	172	231	272	261
Tax on profit	(38)	(39)	(21)	22	(49)	(56)	(49)
Profit from continuing operations	296	240	159	195	182	215	212
Net profit from discontinued operations	—	—	—	—	—	—	—
Consolidated profit	296	240	159	195	182	215	212
Minority interests	69	58	38	45	41	46	48
Attributable profit to the Group	227	182	121	150	141	170	164

(*).- Including dividends, income from equity-accounted method and other operating income/expenses

	31.03.13	30.06.13	30.09.13	31.12.13	31.03.14	30.06.14	30.09.14
Balance sheet
Customer loans **	21,658	22,498	22,055	23,678	23,720	25,547	26,162
Trading portfolio (w/o loans)	13,640	12,676	10,820	9,234	11,969	12,091	12,469
Available-for-sale financial assets	2,220	3,200	3,271	3,601	3,683	4,110	4,097
Due from credit institutions **	12,028	5,872	7,893	8,479	8,847	7,268	9,606
Intangible assets and property and equipment	373	381	396	427	419	413	392
Other assets	4,774	4,786	5,177	6,040	5,974	5,725	5,463
Total assets/liabilities & shareholders’ equity	54,693	49,413	49,613	51,460	54,612	55,154	58,189
Customer deposits **	24,204	26,565	27,070	26,223	27,123	25,846	28,691
Marketable debt securities **	3,389	3,222	2,579	3,079	2,645	3,979	3,791
Subordinated debt **	—	—	—	990	1,003	1,011	1,027
Insurance liabilities	—	—	—	—	—	—	—
Due to credit institutions **	7,523	4,840	4,695	5,841	6,277	8,170	6,576
Other liabilities	15,426	10,704	11,578	12,335	13,575	12,175	14,142
Shareholders’ equity ***	4,152	4,082	3,690	2,992	3,990	3,972	3,962
Other managed and marketed customer funds	10,513	10,816	10,807	11,004	11,675	12,217	12,406
Mutual funds	10,513	10,816	10,807	11,004	11,675	12,217	12,406
Pension funds	—	—	—	0	—	—	—
Managed portfolios	—	—	—	—	—	—	—
Managed and marketed customer funds	38,106	40,604	40,456	41,296	42,445	43,053	45,915

(**).- Including all on-balance sheet balances for this item
(***).- Not including profit of the year

Chile

EUR million

			Variation
	9M ‘14	9M ‘13	Amount	%
Income statement
Net interest income	1,243	1,262	(19)	(1.5)
Net fees	243	284	(42)	(14.7)
Gains (losses) on financial transactions	88	122	(33)	(27.5)
Other operating income *	15	15	0	0.3
Gross income	1,589	1,683	(94)	(5.6)
Operating expenses	(628)	(708)	80	(11.3)
General administrative expenses	(574)	(625)	51	(8.2)
Personnel	(353)	(386)	33	(8.5)
Other general administrative expenses	(221)	(239)	18	(7.5)
Depreciation and amortisation	(54)	(83)	29	(35.0)
Net operating income	961	975	(14)	(1.4)
Net loan-loss provisions	(365)	(456)	91	(19.9)
Other income	(7)	8	(14)	—
Profit before taxes	589	527	62	11.8
Tax on profit	(86)	(73)	(13)	17.9
Profit from continuing operations	503	454	49	10.9
Net profit from discontinued operations	—	—	—	—
Consolidated profit	503	454	49	10.9
Minority interests	156	137	18	13.4
Attributable profit to the Group	347	316	31	9.8

(*).- Including dividends, income from equity-accounted method and other operating income/expenses

			Variation
	30.09.14	30.09.13	Amount	%
Balance sheet
Customer loans **	29,057	29,697	(640)	(2.2)
Trading portfolio (w/o loans)	2,723	1,086	1,638	150.9
Available-for-sale financial assets	2,192	2,485	(292)	(11.8)
Due from credit institutions **	3,630	2,888	742	25.7
Intangible assets and property and equipment	295	324	(29)	(8.8)
Other assets	2,749	3,274	(525)	(16.0)
Total assets/liabilities & shareholders’ equity	40,647	39,753	894	2.2
Customer deposits **	21,294	22,076	(782)	(3.5)
Marketable debt securities **	6,047	5,949	98	1.6
Subordinated debt **	1,152	1,005	147	14.6
Insurance liabilities	—	—	—	—
Due to credit institutions **	5,129	4,615	514	11.1
Other liabilities	4,812	3,894	917	23.6
Shareholders’ equity ***	2,213	2,213	(1)	(0.0)
Other managed and marketed customer funds	6,777	5,670	1,107	19.5
Mutual funds	5,194	4,290	905	21.1
Pension funds	—	—	—	—
Managed portfolios	1,583	1,380	203	14.7
Managed and marketed customer funds	35,270	34,700	570	1.6

(**).- Including all on-balance sheet balances for this item
(***).- Not including profit of the year

Ratios (%) and other data
ROE	20.40	17.39	3.01 p.
Efficiency ratio (with amortisations)	39.5	42.1	(2.6 p. )
NPL ratio	5.98	6.00	(0.02 p. )
NPL coverage	52.3	49.7	2.6 p.
Number of employees	12,093	12,211	(118)	(1.0)
Number of branches	476	488	(12)	(2.5)

Chile

EUR million

	1Q 13	2Q 13	3Q 13	4Q 13	1Q 14	2Q 14	3Q 14
Income statement
Net interest income	410	406	446	434	408	447	387
Net fees	102	96	87	87	81	78	83
Gains (losses) on financial transactions	31	53	38	45	39	20	30
Other operating income *	7	5	2	(0)	5	5	5
Gross income	550	560	573	566	533	551	505
Operating expenses	(232)	(245)	(231)	(218)	(201)	(210)	(217)
General administrative expenses	(203)	(219)	(203)	(194)	(180)	(197)	(197)
Personnel	(124)	(136)	(126)	(121)	(108)	(123)	(122)
Other general administrative expenses	(78)	(83)	(78)	(73)	(72)	(74)	(75)
Depreciation and amortisation	(29)	(27)	(27)	(24)	(21)	(13)	(20)
Net operating income	319	314	342	348	332	341	288
Net loan-loss provisions	(155)	(147)	(153)	(142)	(116)	(118)	(131)
Other income	(1)	3	6	(4)	(7)	(3)	3
Profit before taxes	163	170	194	203	209	220	160
Tax on profit	(15)	(30)	(28)	(34)	(33)	(29)	(25)
Profit from continuing operations	148	140	166	169	176	192	136
Net profit from discontinued operations	—	—	—	—	—	—	—
Consolidated profit	148	140	166	169	176	192	136
Minority interests	44	43	50	50	53	59	43
Attributable profit to the Group	103	97	116	119	123	132	92

(*).- Including dividends, income from equity-accounted method and other operating income/expenses

	31.03.13	30.06.13	30.09.13	31.12.13	31.03.14	30.06.14	30.09.14
Balance sheet
Customer loans **	31,615	30,085	29,697	28,783	27,993	28,701	29,057
Trading portfolio (w/o loans)	1,549	1,470	1,086	1,388	1,764	2,106	2,723
Available-for-sale financial assets	3,133	2,368	2,485	2,385	2,454	1,796	2,192
Due from credit institutions **	3,720	3,122	2,888	2,599	2,922	2,851	3,630
Intangible assets and property and equipment	376	341	324	327	313	281	295
Other assets	2,764	2,661	3,274	3,072	2,562	2,091	2,749
Total assets/liabilities & shareholders’ equity	43,156	40,046	39,753	38,553	38,009	37,826	40,647
Customer deposits **	23,224	21,961	22,076	20,988	20,436	19,929	21,294
Marketable debt securities **	6,461	6,026	5,949	6,022	5,399	6,146	6,047
Subordinated debt **	1,164	1,039	1,005	1,147	1,110	948	1,152
Insurance liabilities	—	—	—	—	—	—	—
Due to credit institutions **	5,284	4,691	4,615	4,253	4,548	4,643	5,129
Other liabilities	4,174	4,015	3,894	4,021	4,041	3,941	4,812
Shareholders’ equity ***	2,849	2,313	2,213	2,122	2,476	2,219	2,213
Other managed and marketed customer funds	6,286	5,686	5,670	5,469	5,864	6,346	6,777
Mutual funds	4,844	4,349	4,290	4,067	4,427	4,850	5,194
Pension funds	—	—	—	—	—	—	—
Managed portfolios	1,442	1,337	1,380	1,402	1,437	1,496	1,583
Managed and marketed customer funds	37,135	34,712	34,700	33,626	32,808	33,368	35,270

(**).- Including all on-balance sheet balances for this item
(***).- Not including profit of the year

Other information
NPL ratio	5.51	5.81	6.00	5.91	5.99	5.94	5.98
NPL coverage	53.9	49.9	49.7	51.1	50.7	51.7	52.3
Cost of credit	1.95	2.00	1.96	1.92	1.82	1.76	1.71

Spread (Retail Banking)	6.70	6.74	6.43	6.29	6.33	6.37	6.32
Loan spreads	4.31	4.27	4.01	3.98	3.98	4.00	3.97
Deposit spreads	2.39	2.47	2.42	2.31	2.35	2.37	2.35

Chile

Constant EUR million

			Variation
	9M ‘14	9M ‘13	Amount	%
Income statement
Net interest income	1,243	1,066	176	16.5
Net fees	243	240	2	1.0
Gains (losses) on financial transactions	88	103	(15)	(14.2)
Other operating income *	15	12	2	18.7
Gross income	1,589	1,422	166	11.7
Operating expenses	(628)	(598)	(30)	4.9
General administrative expenses	(574)	(528)	(46)	8.7
Personnel	(353)	(326)	(27)	8.2
Other general administrative expenses	(221)	(202)	(19)	9.4
Depreciation and amortisation	(54)	(70)	16	(23.1)
Net operating income	961	824	137	16.6
Net loan-loss provisions	(365)	(385)	20	(5.2)
Other income	(7)	7	(13)	—
Profit before taxes	589	445	144	32.3
Tax on profit	(86)	(62)	(24)	39.5
Profit from continuing operations	503	383	120	31.2
Net profit from discontinued operations	—	—	—	—
Consolidated profit	503	383	120	31.2
Minority interests	156	116	40	34.1
Attributable profit to the Group	347	267	80	29.9

(*).- Including dividends, income from equity-accounted method and other operating income/expenses

			Variation
	30.09.14	30.09.13	Amount	%
Balance sheet
Customer loans **	29,057	26,831	2,226	8.3
Trading portfolio (w/o loans)	2,723	981	1,742	177.7
Available-for-sale financial assets	2,192	2,245	(53)	(2.3)
Due from credit institutions **	3,630	2,609	1,021	39.1
Intangible assets and property and equipment	295	293	3	0.9
Other assets	2,749	2,958	(209)	(7.1)
Total assets/liabilities & shareholders’ equity	40,647	35,917	4,730	13.2
Customer deposits **	21,294	19,946	1,349	6.8
Marketable debt securities **	6,047	5,375	672	12.5
Subordinated debt **	1,152	908	244	26.8
Insurance liabilities	—	—	—	—
Due to credit institutions **	5,129	4,170	959	23.0
Other liabilities	4,812	3,518	1,293	36.8
Shareholders’ equity ***	2,213	2,000	213	10.7
Other managed and marketed customer funds	6,777	5,123	1,654	32.3
Mutual funds	5,194	3,876	1,319	34.0
Pension funds	—	—	—	—
Managed portfolios	1,583	1,247	336	26.9
Managed and marketed customer funds	35,270	31,352	3,919	12.5

(**).-	Including all on-balance sheet balances for this item
(***).-	Not including profit of the year

Chile

Constant EUR million

	1Q 13	2Q 13	3Q 13	4Q 13	1Q 14	2Q 14	3Q 14
Income statement
Net interest income	336	338	392	399	406	447	390
Net fees	84	80	77	80	81	78	84
Gains (losses) on financial transactions	26	44	34	41	39	20	30
Other operating income *	6	5	2	(0)	4	5	5
Gross income	452	466	505	521	530	551	508
Operating expenses	(190)	(204)	(204)	(202)	(200)	(210)	(218)
General administrative expenses	(166)	(182)	(180)	(179)	(179)	(197)	(198)
Personnel	(102)	(113)	(111)	(112)	(107)	(123)	(123)
Other general administrative expenses	(64)	(69)	(69)	(67)	(72)	(74)	(75)
Depreciation and amortisation	(24)	(22)	(24)	(23)	(21)	(13)	(20)
Net operating income	262	261	301	319	330	341	290
Net loan-loss provisions	(127)	(123)	(135)	(131)	(115)	(118)	(132)
Other income	(1)	3	5	(3)	(7)	(3)	3
Profit before taxes	134	142	170	185	208	220	161
Tax on profit	(13)	(25)	(24)	(30)	(33)	(29)	(25)
Profit from continuing operations	121	117	146	155	175	192	137
Net profit from discontinued operations	—	—	—	—	—	—	—
Consolidated profit	121	117	146	155	175	192	137
Minority interests	36	36	44	46	53	59	44
Attributable profit to the Group	85	81	102	109	122	132	93

(*).- Including dividends, income from equity-accounted method and other operating income/expenses

	31.03.13	30.06.13	30.09.13	31.12.13	31.03.14	30.06.14	30.09.14
Balance sheet
Customer loans **	25,295	26,331	26,831	27,593	28,250	28,634	29,057
Trading portfolio (w/o loans)	1,239	1,286	981	1,331	1,781	2,101	2,723
Available-for-sale financial assets	2,506	2,072	2,245	2,286	2,476	1,792	2,192
Due from credit institutions **	2,976	2,733	2,609	2,491	2,949	2,845	3,630
Intangible assets and property and equipment	301	298	293	313	316	281	295
Other assets	2,211	2,329	2,958	2,945	2,586	2,086	2,749
Total assets/liabilities & shareholders’ equity	34,528	35,049	35,917	36,960	38,357	37,738	40,647
Customer deposits **	18,581	19,221	19,946	20,120	20,623	19,882	21,294
Marketable debt securities **	5,169	5,275	5,375	5,773	5,448	6,131	6,047
Subordinated debt **	931	910	908	1,100	1,120	946	1,152
Insurance liabilities	—	—	—	—	—	—	—
Due to credit institutions **	4,227	4,106	4,170	4,077	4,589	4,632	5,129
Other liabilities	3,340	3,514	3,518	3,855	4,078	3,932	4,812
Shareholders’ equity ***	2,279	2,025	2,000	2,034	2,498	2,214	2,213
Other managed and marketed customer funds	5,029	4,976	5,123	5,243	5,917	6,331	6,777
Mutual funds	3,875	3,807	3,876	3,899	4,468	4,838	5,194
Pension funds	—	—	—	—	—	—	—
Managed portfolios	1,154	1,170	1,247	1,344	1,450	1,492	1,583
Managed and marketed customer funds	29,711	30,382	31,352	32,236	33,109	33,290	35,270

(**).- Including all on-balance sheet balances for this item
(***).- Not including profit of the year

USA

EUR million

			Variation
	9M ‘14	9M ‘13	Amount	%
Income statement
Net interest income	3,422	3,112	310	10.0
Net fees	506	440	66	15.0
Gains (losses) on financial transactions	105	57	48	85.4
Other operating income *	90	(14)	104	—
Gross income	4,123	3,595	528	14.7
Operating expenses	(1,465)	(1,389)	(76)	5.5
General administrative expenses	(1,304)	(1,256)	(48)	3.8
Personnel	(741)	(724)	(17)	2.3
Other general administrative expenses	(563)	(532)	(31)	5.9
Depreciation and amortisation	(162)	(133)	(28)	21.1
Net operating income	2,658	2,206	452	20.5
Net loan-loss provisions	(1,657)	(1,033)	(623)	60.3
Other income	(19)	(58)	38	(66.4)
Profit before taxes	982	1,115	(133)	(11.9)
Tax on profit	(271)	(317)	46	(14.4)
Profit from continuing operations	710	798	(87)	(10.9)
Net profit from discontinued operations	—	—	—	—
Consolidated profit	710	798	(87)	(10.9)
Minority interests	159	146	12	8.4
Attributable profit to the Group	552	651	(100)	(15.3)

(*).- Including dividends, income from equity-accounted method and other operating income/expenses

			Variation
	30.09.14	30.09.13	Amount	%
Balance sheet
Customer loans **	63,729	58,214	5,514	9.5
Trading portfolio (w/o loans)	240	210	31	14.5
Available-for-sale financial assets	11,627	9,106	2,521	27.7
Due from credit institutions **	2,341	1,878	463	24.7
Intangible assets and property and equipment	5,966	1,553	4,414	284.3
Other assets	5,723	6,582	(859)	(13.0)
Total assets/liabilities & shareholders’ equity	89,626	77,542	12,084	15.6
Customer deposits **	44,298	39,977	4,322	10.8
Marketable debt securities **	15,810	12,277	3,533	28.8
Subordinated debt **	755	1,818	(1,063)	(58.5)
Insurance liabilities	—	—	—	—
Due to credit institutions **	13,717	11,852	1,864	15.7
Other liabilities	4,950	3,545	1,405	39.6
Shareholders’ equity ***	10,096	8,072	2,024	25.1
Other managed and marketed customer funds	6,855	5,558	1,297	23.3
Mutual funds	1,431	886	545	61.5
Pension funds	—	—	—	—
Managed portfolios	5,424	4,672	752	16.1
Managed and marketed customer funds	67,718	59,630	8,088	13.6

(**).- Including all on-balance sheet balances for this item
(***).- Not including profit of the year

Ratios (%) and other data
ROE	8.11	10.69	(2.59 p. )
Efficiency ratio (with amortisations)	35.5	38.6	(3.1 p. )
NPL ratio	2.68	3.04	(0.36 p. )
NPL coverage	184.1	148.9	35.2 p.
Number of employees	15,795	15,048	747	5.0
Number of branches	812	821	(9)	(1.1)

USA

EUR million

	1Q 13	2Q 13	3Q 13	4Q 13	1Q 14	2Q 14	3Q 14
Income statement
Net interest income	988	1,047	1,078	1,059	1,098	1,139	1,185
Net fees	139	146	154	160	164	173	169
Gains (losses) on financial transactions	50	17	(10)	39	28	15	62
Other operating income *	(12)	(5)	3	8	16	32	41
Gross income	1,165	1,205	1,225	1,267	1,306	1,359	1,457
Operating expenses	(444)	(464)	(481)	(498)	(476)	(473)	(516)
General administrative expenses	(404)	(420)	(432)	(450)	(417)	(428)	(459)
Personnel	(234)	(246)	(244)	(235)	(235)	(247)	(259)
Other general administrative expenses	(170)	(174)	(188)	(215)	(182)	(181)	(200)
Depreciation and amortisation	(40)	(43)	(49)	(48)	(60)	(45)	(57)
Net operating income	721	741	744	769	830	886	941
Net loan-loss provisions	(256)	(353)	(424)	(487)	(547)	(499)	(611)
Other income	(10)	(19)	(29)	(27)	(2)	(3)	(14)
Profit before taxes	455	369	291	255	281	384	317
Tax on profit	(142)	(102)	(74)	(78)	(79)	(120)	(72)
Profit from continuing operations	313	268	217	177	202	264	244
Net profit from discontinued operations	—	—	—	—	—	—	—
Consolidated profit	313	268	217	177	202	264	244
Minority interests	61	44	41	27	44	65	49
Attributable profit to the Group	252	224	175	150	158	199	195

(*).- Including dividends, income from equity-accounted method and other operating income/expenses

	31.03.13	30.06.13	30.09.13	31.12.13	31.03.14	30.06.14	30.09.14
Balance sheet
Customer loans **	59,339	58,708	58,214	57,374	59,088	60,006	63,729
Trading portfolio (w/o loans)	358	249	210	149	127	248	240
Available-for-sale financial assets	14,459	11,399	9,106	8,978	8,971	8,228	11,627
Due from credit institutions **	1,964	1,679	1,878	1,649	2,065	2,228	2,341
Intangible assets and property and equipment	659	977	1,553	2,144	3,245	4,594	5,966
Other assets	4,625	6,367	6,582	6,474	5,144	6,559	5,723
Total assets/liabilities & shareholders’ equity	81,404	79,380	77,542	76,768	78,639	81,864	89,626
Customer deposits **	43,732	41,639	39,977	39,206	39,551	39,878	44,298
Marketable debt securities **	11,135	10,811	12,277	11,989	12,436	14,373	15,810
Subordinated debt **	2,016	1,970	1,818	1,225	683	680	755
Insurance liabilities	—	—	—	—	—	—	—
Due to credit institutions **	12,513	13,384	11,852	11,966	12,053	12,580	13,717
Other liabilities	3,425	3,366	3,545	4,464	4,725	5,067	4,950
Shareholders’ equity ***	8,585	8,209	8,072	7,918	9,192	9,287	10,096
Other managed and marketed customer funds	6,303	6,271	5,558	5,392	5,356	5,731	6,855
Mutual funds	1,360	1,429	886	807	843	844	1,431
Pension funds	—	—	—	—	—	—	—
Managed portfolios	4,943	4,842	4,672	4,585	4,514	4,887	5,424
Managed and marketed customer funds	63,184	60,691	59,630	57,811	58,025	60,661	67,718

(**).- Including all on-balance sheet balances for this item
(***).- Notincluding profit of the year

Other information
NPL ratio	3.01	2.96	3.04	3.09	2.88	2.93	2.68
NPL coverage	149.6	156.5	148.9	148.1	163.3	165.0	184.1
Cost of credit	1.89	1.95	2.17	2.48	2.94	3.15	3.40
Spread (Retail Banking)	2.85	2.85	3.09	2.90	3.17	3.22	3.25
Loan spreads	2.51	2.52	2.52	2.49	2.44	2.57	2.61
Deposit spreads	0.34	0.33	0.57	0.41	0.73	0.65	0.64

USA

Constant EUR million

			Variation
	9M ‘14	9M ‘13	Amount	%
Income statement
Net interest income	3,422	3,026	397	13.1
Net fees	506	427	78	18.3
Gains (losses) on financial transactions	105	55	50	90.7
Other operating income *	90	(14)	104	—
Gross income	4,123	3,494	629	18.0
Operating expenses	(1,465)	(1,350)	(115)	8.5
General administrative expenses	(1,304)	(1,221)	(83)	6.8
Personnel	(741)	(703)	(37)	5.3
Other general administrative expenses	(563)	(517)	(46)	8.9
Depreciation and amortisation	(162)	(130)	(32)	24.6
Net operating income	2,658	2,144	514	24.0
Net loan-loss provisions	(1,657)	(1,005)	(652)	64.9
Other income	(19)	(56)	37	(65.4)
Profit before taxes	982	1,084	(102)	(9.4)
Tax on profit	(271)	(308)	37	(12.0)
Profit from continuing operations	710	775	(65)	(8.4)
Net profit from discontinued operations	—	—	—	—
Consolidated profit	710	775	(65)	(8.4)
Minority interests	159	142	16	11.5
Attributable profit to the Group	552	633	(81)	(12.9)

(*).- Including dividends, income from equity-accounted method and other operating income/expenses

			Variation
	30.09.14	30.09.13	Amount	%
Balance sheet
Customer loans **	63,729	62,480	1,249	2.0
Trading portfolio (w/o loans)	240	225	15	6.7
Available-for-sale financial assets	11,627	9,773	1,854	19.0
Due from credit institutions **	2,341	2,016	325	16.1
Intangible assets and property and equipment	5,966	1,666	4,300	258.1
Other assets	5,723	7,064	(1,341)	(19.0)
Total assets/liabilities & shareholders’ equity	89,626	83,224	6,402	7.7
Customer deposits **	44,298	42,906	1,392	3.2
Marketable debt securities **	15,810	13,177	2,633	20.0
Subordinated debt **	755	1,952	(1,197)	(61.3)
Insurance liabilities	—	—	—	—
Due to credit institutions **	13,717	12,721	996	7.8
Other liabilities	4,950	3,805	1,145	30.1
Shareholders’ equity ***	10,096	8,664	1,432	16.5
Other managed and marketed customer funds	6,855	5,965	890	14.9
Mutual funds	1,431	951	480	50.5
Pension funds	—	—	—	—
Managed portfolios	5,424	5,014	410	8.2
Managed and marketed customer funds	67,718	64,000	3,719	5.8

(**).- Including all on-balance sheet balances for this item
(***).- Notincluding profit of the year

USA

Constant EUR million

	1Q 13	2Q 13	3Q 13	4Q 13	1Q 14	2Q 14	3Q 14
Income statement
Net interest income	963	1,009	1,054	1,063	1,110	1,153	1,159
Net fees	136	141	150	161	166	175	165
Gains (losses) on financial transactions	48	16	(9)	38	29	16	61
Other operating income *	(12)	(5)	3	8	17	33	41
Gross income	1,136	1,161	1,197	1,270	1,321	1,376	1,426
Operating expenses	(433)	(447)	(470)	(499)	(482)	(479)	(505)
General administrative expenses	(394)	(405)	(422)	(451)	(421)	(433)	(449)
Personnel	(228)	(237)	(238)	(236)	(237)	(250)	(253)
Other general administrative expenses	(166)	(168)	(184)	(215)	(184)	(183)	(196)
Depreciation and amortisation	(39)	(42)	(48)	(48)	(60)	(46)	(55)
Net operating income	703	714	727	772	839	897	921
Net loan-loss provisions	(249)	(341)	(414)	(485)	(553)	(505)	(599)
Other income	(10)	(18)	(28)	(27)	(2)	(3)	(14)
Profit before taxes	443	355	285	259	284	389	309
Tax on profit	(138)	(98)	(72)	(79)	(80)	(122)	(70)
Profit from continuing operations	305	258	212	180	204	267	239
Net profit from discontinued operations	—	—	—	—	—	—	—
Consolidated profit	305	258	212	180	204	267	239
Minority interests	60	42	40	28	44	66	48
Attributable profit to the Group	246	215	172	152	160	201	191

(*).- Including dividends, income from equity-accounted method and other operating income/expenses

	31.03.13	30.06.13	30.09.13	31.12.13	31.03.14	30.06.14	30.09.14
Balance sheet
Customer loans **	60,386	61,027	62,480	62,882	64,746	65,132	63,729
Trading portfolio (w/o loans)	364	259	225	163	139	269	240
Available-for-sale financial assets	14,714	11,849	9,773	9,840	9,830	8,931	11,627
Due from credit institutions **	1,999	1,745	2,016	1,807	2,262	2,419	2,341
Intangible assets and property and equipment	671	1,016	1,666	2,349	3,556	4,986	5,966
Other assets	4,707	6,619	7,064	7,096	5,636	7,120	5,723
Total assets/liabilities & shareholders’ equity	82,841	82,515	83,224	84,138	86,170	88,857	89,626
Customer deposits **	44,503	43,284	42,906	42,970	43,338	43,285	44,298
Marketable debt securities **	11,331	11,238	13,177	13,140	13,626	15,601	15,810
Subordinated debt **	2,051	2,048	1,952	1,342	748	738	755
Insurance liabilities	—	—	—	—	—	—	—
Due to credit institutions **	12,733	13,913	12,721	13,115	13,207	13,655	13,717
Other liabilities	3,486	3,499	3,805	4,893	5,177	5,500	4,950
Shareholders’ equity ***	8,736	8,533	8,664	8,679	10,073	10,080	10,096
Other managed and marketed customer funds	6,414	6,518	5,965	5,909	5,869	6,221	6,855
Mutual funds	1,384	1,485	951	884	923	916	1,431
Pension funds	—	—	—	—	—	—	—
Managed portfolios	5,030	5,033	5,014	5,025	4,946	5,305	5,424
Managed and marketed customer funds	64,299	63,089	64,000	63,361	63,582	65,844	67,718

(**).-	Including all on-balance sheet balances for this item
(***).-	Not including profit of the year

USA

US$ million

			Variation
	9M ‘14	9M ‘13	Amount	%
Income statement
Net interest income	4,635	4,098	537	13.1
Net fees	685	579	106	18.3
Gains (losses) on financial transactions	143	75	68	90.7
Other operating income *	122	(19)	140	—
Gross income	5,585	4,733	852	18.0
Operating expenses	(1,985)	(1,829)	(156)	8.5
General administrative expenses	(1,766)	(1,653)	(113)	6.8
Personnel	(1,003)	(953)	(50)	5.3
Other general administrative expenses	(763)	(700)	(63)	8.9
Depreciation and amortisation	(219)	(176)	(43)	24.6
Net operating income	3,600	2,904	696	24.0
Net loan-loss provisions	(2,244)	(1,361)	(883)	64.9
Other income	(26)	(76)	50	(65.4)
Profit before taxes	1,330	1,468	(138)	(9.4)
Tax on profit	(368)	(418)	50	(12.0)
Profit from continuing operations	962	1,050	(88)	(8.4)
Net profit from discontinued operations	—	—	—	—
Consolidated profit	962	1,050	(88)	(8.4)
Minority interests	215	193	22	11.5
Attributable profit to the Group	747	857	(110)	(12.9)

(*).- Including dividends, income from equity-accounted method and other operating income/expenses

			Variation
	30.09.14	30.09.13	Amount	%
Balance sheet
Customer loans **	80,190	78,618	1,571	2.0
Trading portfolio (w/o loans)	302	283	19	6.7
Available-for-sale financial assets	14,630	12,298	2,333	19.0
Due from credit institutions **	2,946	2,536	410	16.1
Intangible assets and property and equipment	7,507	2,097	5,411	258.1
Other assets	7,201	8,888	(1,687)	(19.0)
Total assets/liabilities & shareholders’ equity	112,777	104,721	8,056	7.7
Customer deposits **	55,740	53,988	1,752	3.2
Marketable debt securities **	19,894	16,581	3,313	20.0
Subordinated debt **	950	2,456	(1,506)	(61.3)
Insurance liabilities	—	—	—	—
Due to credit institutions **	17,260	16,007	1,253	7.8
Other liabilities	6,228	4,787	1,441	30.1
Shareholders’ equity ***	12,704	10,902	1,802	16.5
Other managed and marketed customer funds	8,626	7,506	1,120	14.9
Mutual funds	1,801	1,197	604	50.5
Pension funds	—	—	—	—
Managed portfolios	6,825	6,309	516	8.2
Managed and marketed customer funds	85,210	80,531	4,679	5.8

(**).-	Including all on-balance sheet balances for this item
(***).-	Not including profit of the year

USA

US$ million

	1Q 13	2Q 13	3Q 13	4Q 13	1Q 14	2Q 14	3Q 14
Income statement
Net interest income	1,304	1,367	1,427	1,440	1,504	1,562	1,570
Net fees	184	191	204	218	224	237	224
Gains (losses) on financial transactions	66	22	(13)	52	39	21	83
Other operating income *	(16)	(7)	4	11	22	44	55
Gross income	1,538	1,573	1,622	1,721	1,789	1,864	1,931
Operating expenses	(586)	(605)	(637)	(676)	(652)	(649)	(684)
General administrative expenses	(533)	(549)	(571)	(611)	(571)	(587)	(609)
Personnel	(308)	(322)	(323)	(319)	(321)	(338)	(343)
Other general administrative expenses	(225)	(227)	(249)	(292)	(249)	(248)	(266)
Depreciation and amortisation	(53)	(57)	(65)	(65)	(82)	(62)	(75)
Net operating income	952	968	985	1,045	1,137	1,215	1,248
Net loan-loss provisions	(337)	(462)	(561)	(657)	(749)	(684)	(811)
Other income	(14)	(24)	(38)	(37)	(3)	(4)	(19)
Profit before taxes	601	481	386	351	385	527	418
Tax on profit	(187)	(132)	(98)	(107)	(108)	(165)	(94)
Profit from continuing operations	413	349	288	244	276	362	324
Net profit from discontinued operations	—	—	—	—	—	—	—
Consolidated profit	413	349	288	244	276	362	324
Minority interests	81	57	55	38	60	90	65
Attributable profit to the Group	333	292	233	206	216	272	259

(*).- Including dividends, income from equity-accounted method and other operating income/expenses

	31.03.13	30.06.13	30.09.13	31.12.13	31.03.14	30.06.14	30.09.14
Balance sheet
Customer loans **	75,983	76,791	78,618	79,125	81,470	81,956	80,190
Trading portfolio (w/o loans)	458	326	283	205	174	339	302
Available-for-sale financial assets	18,515	14,910	12,298	12,382	12,369	11,238	14,630
Due from credit institutions **	2,515	2,196	2,536	2,274	2,847	3,043	2,946
Intangible assets and property and equipment	844	1,278	2,097	2,956	4,475	6,274	7,507
Other assets	5,923	8,328	8,888	8,928	7,092	8,959	7,201
Total assets/liabilities & shareholders’ equity	104,238	103,829	104,721	105,871	108,427	111,809	112,777
Customer deposits **	55,998	54,464	53,988	54,069	54,532	54,465	55,740
Marketable debt securities **	14,258	14,141	16,581	16,535	17,146	19,630	19,894
Subordinated debt **	2,581	2,577	2,456	1,689	941	928	950
Insurance liabilities	—	—	—	—	—	—	—
Due to credit institutions **	16,022	17,506	16,007	16,502	16,619	17,182	17,260
Other liabilities	4,386	4,402	4,787	6,157	6,514	6,920	6,228
Shareholders’ equity ***	10,993	10,738	10,902	10,920	12,674	12,684	12,704
Other managed and marketed customer funds	8,070	8,202	7,506	7,436	7,385	7,828	8,626
Mutual funds	1,741	1,869	1,197	1,112	1,162	1,153	1,801
Pension funds	—	—	—	—	—	—	—
Managed portfolios	6,329	6,333	6,309	6,323	6,224	6,675	6,825
Managed and marketed customer funds	80,908	79,384	80,531	79,728	80,005	82,851	85,210

(**).-	Including all on-balance sheet balances for this item
(***).-	Not including profit of the year

Corporate Activities

EUR million

			Variation
	9M ‘14	9M ‘13	Amount	%
Income statement
Net interest income	(1,484)	(1,606)	122	(7.6)
Net fees	(19)	(49)	30	(61.4)
Gains (losses) on financial transactions	1,007	921	85	9.2
Other operating income	45	111	(65)	(58.9)
Dividends	25	31	(6)	(19.0)
Income from equity-accounted method	(25)	(12)	(13)	113.1
Other operating income/expenses	45	91	(46)	(50.4)
Gross income	(451)	(623)	172	(27.6)
Operating expenses	(582)	(529)	(54)	10.1
General administrative expenses	(483)	(442)	(42)	9.4
Personnel	(168)	(168)	0	(0.1)
Other general administrative expenses	(316)	(274)	(42)	15.3
Depreciation and amortisation	(99)	(87)	(12)	13.7
Net operating income	(1,033)	(1,152)	118	(10.3)
Net loan-loss provisions	0	(203)	203	—
Other income	(229)	(279)	50	(17.9)
Ordinary profit before taxes	(1,262)	(1,634)	372	(22.8)
Tax on profit	148	138	10	7.4
Ordinary profit from continuing operations	(1,113)	(1,495)	382	(25.6)
Net profit from discontinued operations	—	—	—	—
Ordinary consolidated profit	(1,113)	(1,495)	382	(25.6)
Minority interests	(5)	(4)	(1)	39.6
Ordinary attributable profit to the Group	(1,108)	(1,492)	384	(25.7)
Net capital gains and provisions	—	—	—	—
Attributable profit to the Group	(1,108)	(1,492)	384	(25.7)

			Variation
	30.09.14	30.09.13	Amount	%
Balance sheet
Trading portfolio (w/o loans)	3,934	4,772	(839)	(17.6)
Available-for-sale financial assets	6,375	18,655	(12,281)	(65.8)
Investments	593	237	356	150.0
Goodwill	27,364	24,729	2,635	10.7
Liquidity lent to the Group	26,437	23,866	2,571	10.8
Capital assigned to Group areas	71,157	67,927	3,230	4.8
Other assets	52,007	62,225	(10,218)	(16.4)
Total assets/liabilities & shareholders’ equity	187,867	202,411	(14,544)	(7.2)
Customer deposits *	1,665	4,916	(3,251)	(66.1)
Marketable debt securities *	56,539	69,149	(12,610)	(18.2)
Subordinated debt	3,481	4,593	(1,112)	(24.2)
Other liabilities	42,164	42,888	(724)	(1.7)
Group capital and reserves **	84,019	80,866	3,153	3.9
Other managed and marketed customer funds	—	—	—	—
Mutual funds	—	—	—	—
Pension funds	—	—	—	—
Managed portfolios	—	—	—	—
Managed and marketed customer funds	61,685	78,657	(16,973)	(21.6)

(*).- Including all on-balance sheet balances for this item (**).- Not including profit of the year

Resources
Number of employees	2,603	2,513	90	3.6

Corporate Activities

EUR million

	1Q 13	2Q 13	3Q 13	4Q 13	1Q 14	2Q 14	3Q 14
Income statement
Net interest income	(576)	(507)	(523)	(617)	(534)	(489)	(461)
Net fees	(12)	(19)	(18)	(1)	(8)	(6)	(5)
Gains (losses) on financial transactions	231	359	331	265	302	248	456
Other operating income	35	29	47	39	16	10	20
Dividends	4	4	23	4	5	10	11
Income from equity-accounted method	(3)	(3)	(6)	1	0	(15)	(10)
Other operating income/expenses	34	27	30	34	10	15	19
Gross income	(322)	(138)	(163)	(314)	(224)	(237)	10
Operating expenses	(177)	(176)	(176)	(167)	(191)	(197)	(194)
General administrative expenses	(155)	(129)	(158)	(113)	(164)	(156)	(163)
Personnel	(68)	(63)	(37)	(53)	(67)	(62)	(39)
Other general administrative expenses	(88)	(66)	(120)	(60)	(97)	(94)	(124)
Depreciation and amortisation	(21)	(47)	(18)	(54)	(27)	(41)	(30)
Net operating income	(499)	(314)	(339)	(482)	(416)	(434)	(183)
Net loan-loss provisions	(29)	(189)	14	2	1	(1)	0
Other income	(66)	(89)	(124)	106	(72)	(67)	(90)
Ordinary profit before taxes	(594)	(591)	(448)	(374)	(487)	(502)	(273)
Tax on profit	51	71	17	(0)	79	59	11
Ordinary profit from continuing operations	(543)	(521)	(432)	(374)	(408)	(444)	(262)
Net profit from discontinued operations	—	—	—	(0)	—	—	—
Ordinary consolidated profit	(543)	(521)	(432)	(374)	(408)	(444)	(262)
Minority interests	(0)	(2)	(2)	11	(3)	(0)	(2)
Ordinary attributable profit to the Group	(543)	(519)	(430)	(384)	(405)	(444)	(259)
Net capital gains and provisions	—	—	—	—	—	—	—
Attributable profit to the Group	(543)	(519)	(430)	(384)	(405)	(444)	(259)

	31.03.13	30.06.13	30.09.13	31.12.13	31.03.14	30.06.14	30.09.14
Balance sheet
Trading portfolio (w/o loans)	6,167	5,291	4,772	2,743	2,947	3,297	3,934
Available-for-sale financial assets	17,521	22,492	18,655	10,676	6,892	6,863	6,375
Investments	83	206	237	477	276	542	593
Goodwill	26,124	24,910	24,729	24,254	26,056	26,663	27,364
Liquidity lent to the Group	26,732	30,605	23,866	17,712	28,985	24,882	26,437
Capital assigned to Group areas	74,035	70,103	67,927	65,088	70,542	70,229	71,157
Other assets	72,248	57,661	62,225	61,755	49,007	53,467	52,007
Total assets/liabilities & shareholders’ equity	222,911	211,269	202,411	182,704	184,706	185,943	187,867
Customer deposits*	3,940	7,658	4,916	2,851	1,379	1,563	1,665
Marketable debt securities*	78,308	73,211	69,149	64,470	62,102	60,754	56,539
Subordinated debt	4,471	4,412	4,593	3,871	4,173	5,263	3,481
Other liabilities	55,239	45,040	42,888	30,736	32,724	34,084	42,164
Group capital and reserves**	80,953	80,947	80,866	80,776	84,328	84,279	84,019
Other managed and marketed customer funds	0	—	—	—	—	—	—
Mutual funds	—	—	—	—	—	—	—
Pension funds	0	—	—	—	—	—	—
Managed portfolios	0	—	—	—	—	—	—
Managed and marketed customer funds	86,719	85,282	78,657	71,192	67,654	67,580	61,685

(*).- Including all on-balance sheet balances for this item
(**).- Not including profit of the year

Retail Banking

EUR million

			Variation
	9M ‘14	9M ‘13	Amount	%
Income statement
Net interest income	21,121	20,961	160	0.8
Net fees	5,690	5,920	(231)	(3.9)
Gains (losses) on financial transactions	396	920	(524)	(57.0)
Other operating income *	(158)	(261)	103	(39.4)
Gross income	27,048	27,540	(492)	(1.8)
Operating expenses	(12,296)	(12,679)	383	(3.0)
General administrative expenses	(10,901)	(11,213)	312	(2.8)
Personnel	(6,335)	(6,515)	180	(2.8)
Other general administrative expenses	(4,566)	(4,698)	132	(2.8)
Depreciation and amortisation	(1,395)	(1,466)	71	(4.9)
Net operating income	14,752	14,861	(109)	(0.7)
Net loan-loss provisions	(7,441)	(8,301)	860	(10.4)
Other income	(1,009)	(752)	(258)	34.3
Profit before taxes	6,302	5,808	493	8.5
Tax on profit	(1,509)	(1,297)	(212)	16.4
Profit from continuing operations	4,793	4,512	281	6.2
Net profit from discontinued operations	(7)	(14)	8	(52.8)
Consolidated profit	4,786	4,497	289	6.4
Minority interests	700	770	(70)	(9.0)
Attributable profit to the Group	4,086	3,727	359	9.6

(*).-	Including dividends, income from equity-accounted method and other operating income/expenses

			Variation
	30.09.14	30.09.13	Amount	%
Business volumes
Customer loans	621,898	595,423	26,475	4.4
Customer deposits	519,873	520,638	(766)	(0.1)

Retail Banking

EUR million

	1Q 13	2Q 13	3Q 13	4Q 13	1Q 14	2Q 14	3Q 14
Income statement
Net interest income	7,019	7,126	6,816	6,784	6,826	7,099	7,195
Net fees	1,995	2,029	1,896	1,897	1,855	1,889	1,945
Gains (losses) on financial transactions	372	334	214	191	107	80	209
Other operating income *	(108)	(75)	(79)	(69)	(81)	(26)	(51)
Gross income	9,279	9,414	8,847	8,803	8,707	9,041	9,299
Operating expenses	(4,265)	(4,270)	(4,144)	(4,269)	(4,022)	(4,065)	(4,209)
General administrative expenses	(3,778)	(3,776)	(3,659)	(3,730)	(3,523)	(3,629)	(3,749)
Personnel	(2,212)	(2,201)	(2,103)	(2,170)	(2,049)	(2,107)	(2,179)
Other general administrative expenses	(1,566)	(1,575)	(1,557)	(1,559)	(1,475)	(1,521)	(1,570)
Depreciation and amortisation	(487)	(494)	(485)	(539)	(499)	(437)	(459)
Net operating income	5,013	5,145	4,703	4,534	4,685	4,976	5,090
Net loan-loss provisions	(2,827)	(2,991)	(2,483)	(2,573)	(2,486)	(2,372)	(2,582)
Other income	(171)	(320)	(261)	(305)	(267)	(338)	(404)
Profit before taxes	2,015	1,834	1,959	1,656	1,932	2,266	2,104
Tax on profit	(441)	(385)	(471)	(381)	(472)	(561)	(475)
Profit from continuing operations	1,574	1,449	1,489	1,275	1,460	1,704	1,629
Net profit from discontinued operations	—	(14)	(0)	(1)	(0)	(0)	(7)
Consolidated profit	1,574	1,435	1,488	1,274	1,460	1,704	1,622
Minority interests	297	238	234	182	217	254	228
Attributable profit to the Group	1,277	1,196	1,254	1,092	1,242	1,450	1,394

(*).-	Including dividends, income from equity-accounted method and other operating income/expenses

	31.03.13	30.06.13	30.09.13	31.12.13	31.03.14	30.06.14	30.09.14
Business volumes
Customer loans	627,341	599,271	595,423	583,915	594,689	609,679	621,898
Customer deposits	537,261	521,124	520,638	508,237	515,856	508,459	519,873

Retail Banking

Constant EUR million

			Variation
	9M ‘14	9M ‘13	Amount	%
Income statement
Net interest income	21,121	19,793	1,328	6.7
Net fees	5,690	5,570	120	2.2
Gains (losses) on financial transactions	396	868	(473)	(54.4)
Other operating income *	(158)	(250)	91	(36.6)
Gross income	27,048	25,981	1,067	4.1
Operating expenses	(12,296)	(12,038)	(258)	2.1
General administrative expenses	(10,901)	(10,634)	(268)	2.5
Personnel	(6,335)	(6,201)	(134)	2.2
Other general administrative expenses	(4,566)	(4,433)	(133)	3.0
Depreciation and amortisation	(1,395)	(1,404)	9	(0.6)
Net operating income	14,752	13,943	808	5.8
Net loan-loss provisions	(7,441)	(7,764)	324	(4.2)
Other income	(1,009)	(713)	(297)	41.6
Profit before taxes	6,302	5,466	835	15.3
Tax on profit	(1,509)	(1,211)	(297)	24.5
Profit from continuing operations	4,793	4,255	538	12.6
Net profit from discontinued operations	(7)	(15)	8	(55.0)
Consolidated profit	4,786	4,240	547	12.9
Minority interests	700	713	(13)	(1.8)
Attributable profit to the Group	4,086	3,527	560	15.9
(*).- Including dividends, income from equity-accounted method and other operating income/expenses
			Variation
	30.09.14	30.09.13	Amount	%
Business volumes
Customer loans	621,898	612,862	9,035	1.5
Customer deposits	519,873	535,094	(15,221)	(2.8)

Retail Banking

Constant EUR million

	1Q 13	2Q 13	3Q 13	4Q 13	1Q 14	2Q 14	3Q 14
Income statement
Net interest income	6,474	6,624	6,694	6,761	6,950	7,092	7,078
Net fees	1,838	1,881	1,851	1,869	1,884	1,886	1,919
Gains (losses) on financial transactions	334	330	204	187	107	80	209
Other operating income *	(101)	(70)	(79)	(67)	(83)	(25)	(51)
Gross income	8,544	8,766	8,671	8,748	8,859	9,033	9,155
Operating expenses	(3,979)	(3,999)	(4,059)	(4,227)	(4,086)	(4,063)	(4,148)
General administrative expenses	(3,521)	(3,532)	(3,580)	(3,689)	(3,579)	(3,626)	(3,696)
Personnel	(2,071)	(2,068)	(2,062)	(2,153)	(2,079)	(2,107)	(2,149)
Other general administrative expenses	(1,450)	(1,464)	(1,519)	(1,537)	(1,499)	(1,520)	(1,547)
Depreciation and amortisation	(459)	(467)	(479)	(538)	(507)	(436)	(452)
Net operating income	4,565	4,767	4,612	4,521	4,774	4,971	5,007
Net loan-loss provisions	(2,562)	(2,762)	(2,440)	(2,572)	(2,537)	(2,366)	(2,538)
Other income	(159)	(303)	(251)	(295)	(274)	(337)	(398)
Profit before taxes	1,844	1,702	1,921	1,654	1,963	2,268	2,071
Tax on profit	(401)	(354)	(456)	(378)	(481)	(562)	(467)
Profit from continuing operations	1,443	1,348	1,464	1,276	1,482	1,706	1,605
Net profit from discontinued operations	—	(15)	(0)	(0)	(0)	(0)	(7)
Consolidated profit	1,443	1,333	1,464	1,275	1,482	1,706	1,598
Minority interests	268	218	227	181	221	254	225
Attributable profit to the Group	1,175	1,115	1,236	1,095	1,261	1,452	1,374
(*).- Including dividends, income from equity-accounted method and other operating income/expenses
	31.03.13	30.06.13	30.09.13	31.12.13	31.03.14	30.06.14	30.09.14
Business volumes
Customer loans	629,152	616,074	612,862	607,325	617,061	621,352	621,898
Customer deposits	538,461	534,875	535,094	527,237	533,986	516,911	519,873

Retail Banking Continental Europe

EUR million

			Variation
	9M ‘14	9M ‘13	Amount	%
Income statement
Net interest income	5,527	5,021	506	10.1
Net fees	1,933	2,077	(143)	(6.9)
Gains (losses) on financial transactions	127	287	(160)	(55.7)
Other operating income *	(166)	(150)	(16)	10.6
Gross income	7,422	7,235	187	2.6
Operating expenses	(3,808)	(3,968)	160	(4.0)
General administrative expenses	(3,404)	(3,531)	127	(3.6)
Personnel	(2,065)	(2,191)	126	(5.8)
Other general administrative expenses	(1,339)	(1,340)	0	(0.0)
Depreciation and amortisation	(403)	(437)	34	(7.7)
Net operating income	3,614	3,267	347	10.6
Net loan-loss provisions	(1,781)	(1,980)	198	(10.0)
Other income	(246)	(189)	(57)	30.2
Profit before taxes	1,587	1,099	488	44.4
Tax on profit	(375)	(229)	(146)	63.7
Profit from continuing operations	1,212	870	342	39.3
Net profit from discontinued operations	(7)	(0)	(6)	—
Consolidated profit	1,205	869	336	38.6
Minority interests	112	113	(1)	(0.6)
Attributable profit to the Group	1,093	757	336	44.5

(*).-	Including dividends, income from equity-accounted method and other operating income/expenses

Retail Banking Continental Europe

EUR million

	1Q 13	2Q 13	3Q 13	4Q 13	1Q 14	2Q 14	3Q 14
Income statement
Net interest income	1,614	1,715	1,692	1,701	1,793	1,875	1,859
Net fees	685	710	682	637	661	643	629
Gains (losses) on financial transactions	70	111	106	39	37	48	41
Other operating income *	(56)	(40)	(53)	(52)	(53)	(50)	(63)
Gross income	2,313	2,496	2,426	2,326	2,439	2,517	2,466
Operating expenses	(1,351)	(1,308)	(1,309)	(1,333)	(1,296)	(1,269)	(1,243)
General administrative expenses	(1,206)	(1,161)	(1,164)	(1,162)	(1,147)	(1,141)	(1,116)
Personnel	(747)	(725)	(719)	(736)	(700)	(686)	(678)
Other general administrative expenses	(459)	(436)	(444)	(426)	(447)	(455)	(438)
Depreciation and amortisation	(145)	(147)	(145)	(171)	(149)	(128)	(127)
Net operating income	962	1,188	1,117	993	1,143	1,248	1,223
Net loan-loss provisions	(634)	(846)	(499)	(635)	(594)	(601)	(587)
Other income	(64)	(60)	(65)	(16)	(62)	(95)	(88)
Profit before taxes	264	281	553	341	487	552	548
Tax on profit	(50)	(48)	(132)	(84)	(104)	(135)	(136)
Profit from continuing operations	214	233	422	257	383	417	412
Net profit from discontinued operations	—	(0)	(0)	(6)	(0)	(0)	(7)
Consolidated profit	214	233	422	251	383	417	405
Minority interests	28	41	44	20	34	35	42
Attributable profit to the Group	187	192	378	232	349	381	363

(*).-	Including dividends, income from equity-accounted method and other operating income/expenses

Retail Banking Continental Europe

Constant EUR million

			Variation
	9M ‘14	9M ‘13	Amount	%
Income statement
Net interest income	5,527	5,008	519	10.4
Net fees	1,933	2,078	(144)	(6.9)
Gains (losses) on financial transactions	127	287	(160)	(55.8)
Other operating income *	(166)	(150)	(16)	10.5
Gross income	7,422	7,223	199	2.8
Operating expenses	(3,808)	(3,964)	156	(3.9)
General administrative expenses	(3,404)	(3,527)	123	(3.5)
Personnel	(2,065)	(2,189)	125	(5.7)
Other general administrative expenses	(1,339)	(1,338)	(1)	0.1
Depreciation and amortisation	(403)	(436)	33	(7.6)
Net operating income	3,614	3,259	355	10.9
Net loan-loss provisions	(1,781)	(1,977)	195	(9.9)
Other income	(246)	(189)	(57)	30.2
Profit before taxes	1,587	1,094	493	45.1
Tax on profit	(375)	(228)	(148)	64.8
Profit from continuing operations	1,212	866	346	39.9
Net profit from discontinued operations	(7)	(0)	(6)	—
Consolidated profit	1,205	866	339	39.2
Minority interests	112	113	(1)	(1.2)
Attributable profit to the Group	1,093	752	341	45.3

(*).-	Including dividends, income from equity-accounted method and other operating income/expenses

Retail Banking Continental Europe

Constant EUR million

	1Q 13	2Q 13	3Q 13	4Q 13	1Q 14	2Q 14	3Q 14
Income statement
Net interest income	1,605	1,710	1,693	1,702	1,794	1,874	1,859
Net fees	685	710	683	637	661	643	629
Gains (losses) on financial transactions	69	112	106	39	37	48	41
Other operating income *	(56)	(40)	(53)	(52)	(53)	(50)	(63)
Gross income	2,302	2,491	2,429	2,326	2,440	2,516	2,466
Operating expenses	(1,347)	(1,307)	(1,311)	(1,333)	(1,296)	(1,269)	(1,243)
General administrative expenses	(1,202)	(1,160)	(1,165)	(1,162)	(1,148)	(1,141)	(1,116)
Personnel	(745)	(725)	(720)	(736)	(701)	(686)	(678)
Other general administrative expenses	(458)	(435)	(445)	(426)	(447)	(455)	(438)
Depreciation and amortisation	(144)	(147)	(146)	(171)	(149)	(128)	(127)
Net operating income	956	1,185	1,118	993	1,144	1,247	1,223
Net loan-loss provisions	(632)	(846)	(499)	(636)	(594)	(600)	(587)
Other income	(64)	(60)	(65)	(16)	(62)	(95)	(88)
Profit before taxes	260	279	554	341	488	552	548
Tax on profit	(49)	(47)	(132)	(84)	(104)	(135)	(136)
Profit from continuing operations	211	232	423	257	384	416	412
Net profit from discontinued operations	—	(0)	(0)	(5)	(0)	(0)	(7)
Consolidated profit	211	232	423	251	383	416	405
Minority interests	28	41	44	20	34	35	42
Attributable profit to the Group	184	190	378	232	349	381	363

(*).-	Including dividends, income from equity-accounted method and other operating income/expenses

Retail Banking United Kingdom

EUR million

			Variation
	9M ‘14	9M ‘13	Amount	%
Income statement
Net interest income	3,058	2,454	605	24.6
Net fees	591	609	(18)	(2.9)
Gains (losses) on financial transactions	36	147	(111)	(75.5)
Other operating income *	14	8	6	68.2
Gross income	3,699	3,218	482	15.0
Operating expenses	(1,886)	(1,759)	(126)	7.2
General administrative expenses	(1,575)	(1,468)	(107)	7.3
Personnel	(1,042)	(911)	(131)	14.4
Other general administrative expenses	(533)	(557)	24	(4.3)
Depreciation and amortisation	(310)	(291)	(19)	6.4
Net operating income	1,814	1,459	355	24.4
Net loan-loss provisions	(294)	(423)	129	(30.5)
Other income	(173)	(164)	(9)	5.2
Profit before taxes	1,348	872	476	54.6
Tax on profit	(286)	(188)	(98)	51.9
Profit from continuing operations	1,062	684	378	55.3
Net profit from discontinued operations	—	(14)	14	(100.0)
Consolidated profit	1,062	669	392	58.6
Minority interests	—	0	(0)	(100.0)
Attributable profit to the Group	1,062	669	392	58.6

(*).-	Including dividends, income from equity-accounted method and other operating income/expenses

Retail Banking United Kingdom

EUR million

	1Q 13	2Q 13	3Q 13	4Q 13	1Q 14	2Q 14	3Q 14
Income statement
Net interest income	795	796	862	936	972	1,015	1,072
Net fees	202	198	209	187	197	192	202
Gains (losses) on financial transactions	16	145	(14)	28	21	19	(4)
Other operating income *	2	3	3	7	7	0	7
Gross income	1,015	1,143	1,060	1,158	1,198	1,226	1,276
Operating expenses	(592)	(602)	(565)	(577)	(619)	(626)	(640)
General administrative expenses	(495)	(507)	(465)	(448)	(506)	(522)	(547)
Personnel	(313)	(312)	(285)	(320)	(334)	(341)	(368)
Other general administrative expenses	(182)	(195)	(180)	(129)	(173)	(181)	(179)
Depreciation and amortisation	(97)	(95)	(100)	(129)	(113)	(105)	(93)
Net operating income	422	541	495	581	578	599	636
Net loan-loss provisions	(154)	(122)	(147)	(137)	(116)	(91)	(87)
Other income	(37)	(100)	(27)	(58)	(43)	(60)	(70)
Profit before taxes	232	319	321	385	419	449	480
Tax on profit	(49)	(69)	(70)	(84)	(86)	(95)	(105)
Profit from continuing operations	182	250	251	301	333	354	374
Net profit from discontinued operations	—	(14)	(0)	5	—	—	—
Consolidated profit	182	236	251	306	333	354	374
Minority interests	0	—	0	(0)	—	—	—
Attributable profit to the Group	182	236	251	306	333	354	374

(*).-	Including dividends, income from equity-accounted method and other operating income/expenses

Retail Banking United Kingdom

Constant EUR million

			Variation
	9M ’14	9M ’13	Amount	%
Income statement
Net interest income	3,058	2,575	483	18.7
Net fees	591	639	(48)	(7.5)
Gains (losses) on financial transactions	36	154	(118)	(76.7)
Other operating income *	14	9	5	60.3
Gross income	3,699	3,378	322	9.5
Operating expenses	(1,886)	(1,847)	(39)	2.1
General administrative expenses	(1,575)	(1,541)	(35)	2.2
Personnel	(1,042)	(956)	(86)	9.0
Other general administrative expenses	(533)	(585)	52	(8.8)
Depreciation and amortisation	(310)	(306)	(4)	1.4
Net operating income	1,814	1,531	283	18.5
Net loan-loss provisions	(294)	(444)	150	(33.8)
Other income	(173)	(172)	(0)	0.2
Profit before taxes	1,348	915	433	47.3
Tax on profit	(286)	(198)	(88)	44.7
Profit from continuing operations	1,062	717	344	48.0
Net profit from discontinued operations	—	(15)	15	(100.0)
Consolidated profit	1,062	703	359	51.1
Minority interests	—	0	(0)	(100.0)
Attributable profit to the Group	1,062	703	359	51.1

(*).-	Including dividends, income from equity-accounted method and other operating income/expenses

Retail Banking United Kingdom

Constant EUR million

	1Q 13	2Q 13	3Q 13	4Q 13	1Q 14	2Q 14	3Q 14
Income statement
Net interest income	833	834	908	970	991	1,019	1,048
Net fees	211	208	220	194	201	192	197
Gains (losses) on financial transactions	17	152	(14)	29	21	19	(4)
Other operating income *	3	4	3	7	8	0	6
Gross income	1,064	1,198	1,116	1,200	1,222	1,231	1,247
Operating expenses	(621)	(631)	(595)	(598)	(632)	(629)	(625)
General administrative expenses	(519)	(532)	(490)	(464)	(517)	(524)	(535)
Personnel	(329)	(327)	(300)	(331)	(340)	(342)	(359)
Other general administrative expenses	(191)	(204)	(190)	(133)	(176)	(181)	(175)
Depreciation and amortisation	(102)	(99)	(105)	(134)	(115)	(105)	(90)
Net operating income	443	567	521	603	590	602	622
Net loan-loss provisions	(161)	(128)	(155)	(142)	(119)	(91)	(84)
Other income	(39)	(105)	(29)	(60)	(44)	(60)	(69)
Profit before taxes	243	334	338	400	427	451	469
Tax on profit	(52)	(72)	(74)	(88)	(87)	(95)	(103)
Profit from continuing operations	191	262	264	312	340	355	366
Net profit from discontinued operations	—	(15)	(0)	5	—	—	—
Consolidated profit	191	248	264	317	340	355	366
Minority interests	0	(0)	0	(0)	—	—	—
Attributable profit to the Group	191	248	264	317	340	355	366

(*).-	Including dividends, income from equity-accounted method and other operating income/expenses

Retail Banking United Kingdom

£ million

			Variation
	9M ’14	9M ’13	Amount	%
Income statement
Net interest income	2,482	2,090	392	18.7
Net fees	480	518	(39)	(7.5)
Gains (losses) on financial transactions	29	125	(96)	(76.7)
Other operating income *	12	7	4	60.3
Gross income	3,002	2,741	261	9.5
Operating expenses	(1,530)	(1,499)	(32)	2.1
General administrative expenses	(1,278)	(1,250)	(28)	2.2
Personnel	(846)	(776)	(70)	9.0
Other general administrative expenses	(433)	(475)	42	(8.8)
Depreciation and amortisation	(252)	(248)	(3)	1.4
Net operating income	1,472	1,242	230	18.5
Net loan-loss provisions	(238)	(360)	122	(33.8)
Other income	(140)	(140)	(0)	0.2
Profit before taxes	1,094	743	351	47.3
Tax on profit	(232)	(160)	(72)	44.7
Profit from continuing operations	862	582	279	48.0
Net profit from discontinued operations	—	(12)	12	(100.0)
Consolidated profit	862	570	291	51.1
Minority interests	—	0	(0)	(100.0)
Attributable profit to the Group	862	570	291	51.1

(*).-	Including dividends, income from equity-accounted method and other operating income/expenses

Retail Banking United Kingdom

£ million

	1Q 13	2Q 13	3Q 13	4Q 13	1Q 14	2Q 14	3Q 14
Income statement
Net interest income	676	677	737	787	804	827	850
Net fees	171	169	178	157	163	156	160
Gains (losses) on financial transactions	13	123	(12)	23	17	15	(4)
Other operating income *	2	3	2	6	6	0	5
Gross income	863	972	906	974	991	999	1,012
Operating expenses	(504)	(512)	(483)	(485)	(513)	(510)	(507)
General administrative expenses	(421)	(431)	(398)	(377)	(419)	(425)	(434)
Personnel	(267)	(266)	(244)	(269)	(276)	(278)	(292)
Other general administrative expenses	(155)	(166)	(154)	(108)	(143)	(147)	(142)
Depreciation and amortisation	(83)	(81)	(85)	(109)	(93)	(85)	(73)
Net operating income	359	460	423	489	479	488	505
Net loan-loss provisions	(131)	(104)	(126)	(115)	(96)	(74)	(68)
Other income	(31)	(85)	(23)	(49)	(35)	(49)	(56)
Profit before taxes	197	271	274	324	347	366	381
Tax on profit	(42)	(59)	(60)	(71)	(71)	(77)	(84)
Profit from continuing operations	155	213	214	253	276	288	297
Net profit from discontinued operations	—	(12)	(0)	4	—	—	—
Consolidated profit	155	201	214	258	276	288	297
Minority interests	0	(0)	0	(0)	—	—	—
Attributable profit to the Group	155	201	214	258	276	288	297

(*).-	Including dividends, income from equity-accounted method and other operating income/expenses

Retail Banking Latin America

EUR million

			Variation
	9M ’14	9M ’13	Amount	%
Income statement
Net interest income	9,173	10,437	(1,264)	(12.1)
Net fees	2,714	2,849	(135)	(4.7)
Gains (losses) on financial transactions	137	439	(302)	(68.7)
Other operating income *	(93)	(95)	2	(1.9)
Gross income	11,931	13,630	(1,699)	(12.5)
Operating expenses	(5,184)	(5,601)	418	(7.5)
General administrative expenses	(4,663)	(4,996)	333	(6.7)
Personnel	(2,516)	(2,714)	198	(7.3)
Other general administrative expenses	(2,146)	(2,282)	135	(5.9)
Depreciation and amortisation	(521)	(606)	85	(14.0)
Net operating income	6,748	8,029	(1,281)	(16.0)
Net loan-loss provisions	(3,757)	(4,868)	1,111	(22.8)
Other income	(572)	(342)	(230)	67.4
Profit before taxes	2,419	2,819	(401)	(14.2)
Tax on profit	(578)	(584)	6	(1.0)
Profit from continuing operations	1,840	2,235	(395)	(17.7)
Net profit from discontinued operations	—	—	—	—
Consolidated profit	1,840	2,235	(395)	(17.7)
Minority interests	430	511	(81)	(15.9)
Attributable profit to the Group	1,411	1,725	(314)	(18.2)

(*).-	Including dividends, income from equity-accounted method and other operating income/expenses

Retail Banking Latin America

EUR million

	1Q 13	2Q 13	3Q 13	4Q 13	1Q 14	2Q 14	3Q 14
Income statement
Net interest income	3,645	3,590	3,202	3,106	2,982	3,089	3,102
Net fees	991	990	868	927	854	897	963
Gains (losses) on financial transactions	240	66	133	99	23	(0)	114
Other operating income *	(39)	(28)	(28)	(34)	(51)	(10)	(33)
Gross income	4,836	4,619	4,175	4,098	3,809	3,975	4,147
Operating expenses	(1,890)	(1,908)	(1,804)	(1,879)	(1,645)	(1,712)	(1,826)
General administrative expenses	(1,684)	(1,699)	(1,612)	(1,687)	(1,468)	(1,552)	(1,643)
Personnel	(926)	(924)	(864)	(890)	(789)	(843)	(884)
Other general administrative expenses	(758)	(776)	(749)	(797)	(679)	(709)	(759)
Depreciation and amortisation	(206)	(209)	(191)	(193)	(177)	(160)	(184)
Net operating income	2,947	2,711	2,371	2,219	2,164	2,263	2,320
Net loan-loss provisions	(1,788)	(1,669)	(1,411)	(1,318)	(1,225)	(1,211)	(1,321)
Other income	(60)	(142)	(140)	(203)	(160)	(180)	(232)
Profit before taxes	1,099	900	820	697	778	873	768
Tax on profit	(208)	(175)	(201)	(138)	(209)	(207)	(163)
Profit from continuing operations	891	725	620	560	569	666	605
Net profit from discontinued operations	—	—	—	0	—	—	—
Consolidated profit	891	725	620	560	569	666	605
Minority interests	208	153	149	135	139	153	137
Attributable profit to the Group	683	572	470	425	430	513	468

(*).-	Including dividends, income from equity-accounted method and other operating income/expenses

Retail Banking Latin America

Constant EUR million

			Variation
	9M ’14	9M ’13	Amount	%
Income statement
Net interest income	9,173	9,246	(73)	(0.8)
Net fees	2,714	2,478	237	9.5
Gains (losses) on financial transactions	137	381	(243)	(63.9)
Other operating income *	(93)	(85)	(9)	10.3
Gross income	11,931	12,020	(89)	(0.7)
Operating expenses	(5,184)	(4,914)	(269)	5.5
General administrative expenses	(4,663)	(4,381)	(282)	6.4
Personnel	(2,516)	(2,376)	(141)	5.9
Other general administrative expenses	(2,146)	(2,005)	(141)	7.0
Depreciation and amortisation	(521)	(533)	12	(2.3)
Net operating income	6,748	7,106	(358)	(5.0)
Net loan-loss provisions	(3,757)	(4,342)	585	(13.5)
Other income	(572)	(296)	(276)	93.1
Profit before taxes	2,419	2,468	(49)	(2.0)
Tax on profit	(578)	(499)	(79)	15.8
Profit from continuing operations	1,840	1,968	(128)	(6.5)
Net profit from discontinued operations	—	—	—	—
Consolidated profit	1,840	1,968	(128)	(6.5)
Minority interests	430	458	(28)	(6.1)
Attributable profit to the Group	1,411	1,511	(100)	(6.6)

(*).-	Including dividends, income from equity-accounted method and other operating income/expenses

Retail Banking Latin America

Constant EUR million

	1Q 13	2Q 13	3Q 13	4Q 13	1Q 14	2Q 14	3Q 14
Income statement
Net interest income	3,094	3,093	3,059	3,044	3,074	3,065	3,034
Net fees	827	837	813	892	877	892	945
Gains (losses) on financial transactions	203	55	122	93	22	(0)	115
Other operating income *	(33)	(23)	(28)	(32)	(52)	(9)	(32)
Gross income	4,091	3,962	3,966	3,997	3,921	3,947	4,062
Operating expenses	(1,590)	(1,627)	(1,697)	(1,815)	(1,691)	(1,702)	(1,792)
General administrative expenses	(1,417)	(1,448)	(1,517)	(1,629)	(1,508)	(1,543)	(1,611)
Personnel	(778)	(785)	(812)	(859)	(810)	(839)	(868)
Other general administrative expenses	(638)	(662)	(705)	(770)	(698)	(705)	(744)
Depreciation and amortisation	(174)	(179)	(180)	(186)	(183)	(158)	(180)
Net operating income	2,501	2,336	2,269	2,182	2,231	2,246	2,271
Net loan-loss provisions	(1,523)	(1,447)	(1,371)	(1,313)	(1,268)	(1,198)	(1,291)
Other income	(47)	(120)	(129)	(191)	(166)	(179)	(227)
Profit before taxes	931	768	769	678	797	869	753
Tax on profit	(170)	(146)	(184)	(131)	(215)	(205)	(158)
Profit from continuing operations	761	622	585	547	582	664	594
Net profit from discontinued operations	—	—	—	0	—	—	—
Consolidated profit	761	622	585	547	582	664	594
Minority interests	181	134	143	133	143	153	134
Attributable profit to the Group	580	488	442	414	439	511	460

(*).-	Including dividends, income from equity-accounted method and other operating income/expenses

Retail Banking USA

EUR million

			Variation
	9M ’14	9M ’13	Amount	%
Income statement
Net interest income	3,362	3,049	314	10.3
Net fees	451	386	65	16.8
Gains (losses) on financial transactions	96	47	48	102.7
Other operating income *	87	(25)	111	—
Gross income	3,996	3,457	538	15.6
Operating expenses	(1,419)	(1,351)	(69)	5.1
General administrative expenses	(1,259)	(1,219)	(40)	3.3
Personnel	(712)	(699)	(12)	1.8
Other general administrative expenses	(547)	(519)	(28)	5.3
Depreciation and amortisation	(160)	(132)	(28)	21.5
Net operating income	2,577	2,107	470	22.3
Net loan-loss provisions	(1,608)	(1,031)	(578)	56.1
Other income	(19)	(58)	38	(66.3)
Profit before taxes	949	1,019	(70)	(6.8)
Tax on profit	(270)	(295)	26	(8.7)
Profit from continuing operations	679	723	(44)	(6.1)
Net profit from discontinued operations	—	—	—	—
Consolidated profit	679	723	(44)	(6.1)
Minority interests	159	146	12	8.4
Attributable profit to the Group	521	577	(56)	(9.7)

(*).-	Including dividends, income from equity-accounted method and other operating income/expenses

Retail Banking USA

EUR million

	1Q 13	2Q 13	3Q 13	4Q 13	1Q 14	2Q 14	3Q 14
Income statement
Net interest income	966	1,024	1,059	1,041	1,079	1,120	1,163
Net fees	118	131	138	145	143	157	151
Gains (losses) on financial transactions	46	12	(11)	25	26	13	57
Other operating income *	(15)	(10)	0	10	15	33	39
Gross income	1,115	1,156	1,186	1,221	1,262	1,323	1,411
Operating expenses	(432)	(451)	(467)	(480)	(462)	(458)	(500)
General administrative expenses	(393)	(408)	(418)	(433)	(402)	(413)	(444)
Personnel	(225)	(240)	(235)	(225)	(226)	(236)	(249)
Other general administrative expenses	(168)	(168)	(183)	(208)	(176)	(177)	(194)
Depreciation and amortisation	(40)	(43)	(49)	(46)	(60)	(45)	(56)
Net operating income	683	705	719	742	800	865	911
Net loan-loss provisions	(252)	(353)	(426)	(482)	(550)	(470)	(588)
Other income	(10)	(19)	(29)	(27)	(2)	(3)	(14)
Profit before taxes	420	333	265	232	248	392	309
Tax on profit	(134)	(93)	(69)	(75)	(73)	(125)	(72)
Profit from continuing operations	287	240	196	157	174	267	237
Net profit from discontinued operations	—	—	—	—	—	—	—
Consolidated profit	287	240	196	157	174	267	237
Minority interests	61	44	41	27	44	65	49
Attributable profit to the Group	225	196	155	130	130	202	188

(*).-	Including dividends, income from equity-accounted method and other operating income/expenses

Retail Banking USA

Constant EUR million

			Variation
	9M ’14	9M ’13	Amount	%
Income statement
Net interest income	3,362	2,964	399	13.5
Net fees	451	375	76	20.2
Gains (losses) on financial transactions	96	46	50	108.6
Other operating income *	87	(24)	111	—
Gross income	3,996	3,361	635	18.9
Operating expenses	(1,419)	(1,313)	(106)	8.1
General administrative expenses	(1,259)	(1,184)	(74)	6.3
Personnel	(712)	(680)	(32)	4.7
Other general administrative expenses	(547)	(505)	(42)	8.4
Depreciation and amortisation	(160)	(128)	(32)	25.0
Net operating income	2,577	2,048	529	25.8
Net loan-loss provisions	(1,608)	(1,002)	(607)	60.5
Other income	(19)	(56)	37	(65.4)
Profit before taxes	949	990	(41)	(4.2)
Tax on profit	(270)	(287)	18	(6.1)
Profit from continuing operations	679	703	(24)	(3.4)
Net profit from discontinued operations	—	—	—	—
Consolidated profit	679	703	(24)	(3.4)
Minority interests	159	142	16	11.5
Attributable profit to the Group	521	561	(40)	(7.1)

(*).-	Including dividends, income from equity-accounted method and other operating income/expenses

Retail Banking USA

Constant EUR million

	1Q 13	2Q 13	3Q 13	4Q 13	1Q 14	2Q 14	3Q 14
Income statement
Net interest income	942	987	1,035	1,045	1,091	1,134	1,137
Net fees	115	126	134	145	144	159	148
Gains (losses) on financial transactions	45	11	(10)	25	26	13	57
Other operating income *	(14)	(10)	0	9	15	33	39
Gross income	1,087	1,114	1,159	1,225	1,276	1,340	1,380
Operating expenses	(422)	(435)	(456)	(481)	(467)	(464)	(489)
General administrative expenses	(383)	(393)	(409)	(434)	(407)	(418)	(434)
Personnel	(219)	(231)	(230)	(226)	(229)	(239)	(244)
Other general administrative expenses	(163)	(162)	(179)	(208)	(178)	(179)	(190)
Depreciation and amortisation	(39)	(42)	(48)	(47)	(60)	(45)	(55)
Net operating income	665	680	703	744	809	876	891
Net loan-loss provisions	(246)	(341)	(415)	(481)	(556)	(476)	(576)
Other income	(10)	(18)	(28)	(27)	(2)	(3)	(14)
Profit before taxes	409	321	260	236	250	397	302
Tax on profit	(130)	(89)	(67)	(76)	(74)	(126)	(69)
Profit from continuing operations	279	231	192	160	176	271	232
Net profit from discontinued operations	—	—	—	—	—	—	—
Consolidated profit	279	231	192	160	176	271	232
Minority interests	60	42	40	28	44	66	48
Attributable profit to the Group	220	189	152	132	132	204	184

(*).-	Including dividends, income from equity-accounted method and other operating income/expenses

Retail Banking USA

US$ million

			Variation
	9M ’14	9M ’13	Amount	%
Income statement
Net interest income	4,554	4,014	540	13.5
Net fees	611	508	103	20.2
Gains (losses) on financial transactions	129	62	67	108.6
Other operating income *	118	(32)	150	—
Gross income	5,412	4,552	860	18.9
Operating expenses	(1,922)	(1,778)	(144)	8.1
General administrative expenses	(1,705)	(1,604)	(100)	6.3
Personnel	(964)	(921)	(43)	4.7
Other general administrative expenses	(741)	(684)	(57)	8.4
Depreciation and amortisation	(217)	(174)	(43)	25.0
Net operating income	3,490	2,774	716	25.8
Net loan-loss provisions	(2,178)	(1,357)	(821)	60.5
Other income	(26)	(76)	50	(65.4)
Profit before taxes	1,285	1,341	(56)	(4.2)
Tax on profit	(365)	(389)	24	(6.1)
Profit from continuing operations	920	952	(32)	(3.4)
Net profit from discontinued operations	—	—	—	—
Consolidated profit	920	952	(32)	(3.4)
Minority interests	215	193	22	11.5
Attributable profit to the Group	705	759	(54)	(7.1)

(*).-	Including dividends, income from equity-accounted method and other operating income/expenses

Retail Banking USA

US$ million

	1Q 13	2Q 13	3Q 13	4Q 13	1Q 14	2Q 14	3Q 14
Income statement
Net interest income	1,275	1,337	1,402	1,415	1,478	1,536	1,540
Net fees	156	170	182	197	195	215	200
Gains (losses) on financial transactions	60	16	(14)	34	35	18	77
Other operating income *	(19)	(13)	0	12	20	45	52
Gross income	1,472	1,509	1,570	1,659	1,728	1,814	1,869
Operating expenses	(571)	(589)	(618)	(651)	(632)	(628)	(662)
General administrative expenses	(518)	(533)	(553)	(588)	(551)	(566)	(588)
Personnel	(297)	(313)	(311)	(307)	(310)	(324)	(330)
Other general administrative expenses	(221)	(220)	(242)	(282)	(241)	(242)	(258)
Depreciation and amortisation	(53)	(56)	(65)	(63)	(82)	(62)	(74)
Net operating income	901	920	952	1,007	1,096	1,186	1,207
Net loan-loss provisions	(333)	(462)	(563)	(651)	(754)	(645)	(780)
Other income	(14)	(24)	(38)	(37)	(3)	(4)	(19)
Profit before taxes	555	435	352	320	339	537	408
Tax on profit	(176)	(121)	(91)	(103)	(100)	(171)	(94)
Profit from continuing operations	378	313	260	216	239	367	314
Net profit from discontinued operations	—	—	—	—	—	—	—
Consolidated profit	378	313	260	216	239	367	314
Minority interests	81	57	55	38	60	90	65
Attributable profit to the Group	298	256	206	179	179	277	249

(*).-	Including dividends, income from equity-accounted method and other operating income/expenses

Global Wholesale Banking

EUR million

			Variation
	9M ’14	9M ’13	Amount	%
Income statement
Net interest income	1,854	1,725	129	7.5
Net fees	1,053	985	69	7.0
Gains (losses) on financial transactions	801	964	(163)	(16.9)
Other operating income *	210	200	9	4.7
Gross income	3,918	3,873	44	1.1
Operating expenses	(1,353)	(1,330)	(23)	1.8
General administrative expenses	(1,201)	(1,192)	(9)	0.7
Personnel	(759)	(749)	(10)	1.4
Other general administrative expenses	(442)	(444)	2	(0.4)
Depreciation and amortisation	(153)	(138)	(15)	10.8
Net operating income	2,564	2,543	21	0.8
Net loan-loss provisions	(438)	(791)	353	(44.6)
Other income	(41)	(45)	4	(9.8)
Profit before taxes	2,085	1,707	378	22.2
Tax on profit	(576)	(472)	(104)	22.1
Profit from continuing operations	1,509	1,235	274	22.2
Net profit from discontinued operations	—	—	—	—
Consolidated profit	1,509	1,235	274	22.2
Minority interests	181	152	29	19.3
Attributable profit to the Group	1,328	1,083	245	22.6

(*).-	Including dividends, income from equity-accounted method and other operating income/expenses

			Variation
	30.09.14	30.09.13	Amount	%
Business volumes
Customer loans	81,942	88,842	(6,899)	(7.8)
Customer deposits	89,248	73,338	15,910	21.7

Global Wholesale Banking

EUR million

	1Q 13	2Q 13	3Q 13	4Q 13	1Q 14	2Q 14	3Q 14
Income statement
Net interest income	609	584	532	636	579	656	619
Net fees	355	338	292	308	342	370	342
Gains (losses) on financial transactions	353	170	441	191	349	172	280
Other operating income *	54	105	42	79	29	138	43
Gross income	1,371	1,196	1,306	1,214	1,298	1,335	1,284
Operating expenses	(441)	(450)	(440)	(434)	(440)	(445)	(468)
General administrative expenses	(394)	(402)	(396)	(382)	(391)	(394)	(415)
Personnel	(256)	(249)	(244)	(245)	(247)	(251)	(261)
Other general administrative expenses	(138)	(153)	(152)	(138)	(144)	(143)	(155)
Depreciation and amortisation	(47)	(47)	(44)	(51)	(49)	(51)	(52)
Net operating income	930	747	866	780	858	890	816
Net loan-loss provisions	(165)	(154)	(473)	(161)	(108)	(200)	(130)
Other income	(17)	(13)	(15)	(25)	(19)	(19)	(3)
Profit before taxes	749	579	378	594	731	670	683
Tax on profit	(214)	(158)	(99)	(165)	(200)	(183)	(193)
Profit from continuing operations	535	421	279	429	531	488	491
Net profit from discontinued operations	—	—	—	—	—	—	—
Consolidated profit	535	421	279	429	531	488	491
Minority interests	57	51	44	45	57	60	65
Attributable profit to the Group	478	370	236	384	474	428	426

(*).- Including dividends, income from equity-accounted method and other operating income/expenses

	31.03.13	30.06.13	30.09.13	31.12.13	31.03.14	30.06.14	30.09.14
Business volumes
Customer loans	90,824	96,918	88,842	85,390	79,645	79,191	81,942
Customer deposits	79,484	81,786	73,338	61,427	67,851	73,272	89,248

Global Wholesale Banking

Constant EUR million

			Variation
	9M ’14	9M ’13	Amount	%
Income statement
Net interest income	1,854	1,614	240	14.9
Net fees	1,053	940	114	12.1
Gains (losses) on financial transactions	801	919	(118)	(12.9)
Other operating income *	210	200	10	4.8
Gross income	3,918	3,673	245	6.7
Operating expenses	(1,353)	(1,276)	(77)	6.0
General administrative expenses	(1,201)	(1,145)	(56)	4.9
Personnel	(759)	(719)	(40)	5.6
Other general administrative expenses	(442)	(426)	(16)	3.7
Depreciation and amortisation	(153)	(131)	(21)	16.3
Net operating income	2,564	2,396	168	7.0
Net loan-loss provisions	(438)	(773)	335	(43.3)
Other income	(41)	(46)	5	(10.1)
Profit before taxes	2,085	1,578	507	32.2
Tax on profit	(576)	(431)	(145)	33.6
Profit from continuing operations	1,509	1,147	363	31.6
Net profit from discontinued operations	—	—	—	—
Consolidated profit	1,509	1,147	363	31.6
Minority interests	181	136	45	33.3
Attributable profit to the Group	1,328	1,011	317	31.4

(*).-	Including dividends, income from equity-accounted method and other operating income/expenses

			Variation
	30.09.14	30.09.13	Amount	%
Business volumes
Customer loans	81,942	89,622	(7,679)	(8.6)
Customer deposits	89,248	73,395	15,854	21.6

Global Wholesale Banking

Constant EUR million

	1Q 13	2Q 13	3Q 13	4Q 13	1Q 14	2Q 14	3Q 14
Income statement
Net interest income	561	539	513	618	587	655	612
Net fees	334	318	287	308	347	370	337
Gains (losses) on financial transactions	344	151	424	190	351	172	278
Other operating income *	53	104	42	80	29	138	43
Gross income	1,292	1,113	1,268	1,195	1,314	1,334	1,270
Operating expenses	(418)	(427)	(432)	(429)	(446)	(445)	(462)
General administrative expenses	(374)	(382)	(389)	(378)	(396)	(394)	(410)
Personnel	(242)	(236)	(240)	(243)	(250)	(251)	(257)
Other general administrative expenses	(132)	(146)	(149)	(136)	(146)	(143)	(153)
Depreciation and amortisation	(44)	(44)	(43)	(51)	(50)	(51)	(52)
Net operating income	874	686	836	766	868	889	807
Net loan-loss provisions	(163)	(143)	(467)	(159)	(108)	(201)	(129)
Other income	(17)	(13)	(15)	(26)	(19)	(19)	(2)
Profit before taxes	694	530	353	581	741	668	676
Tax on profit	(197)	(143)	(91)	(160)	(203)	(182)	(191)
Profit from continuing operations	497	387	263	421	538	486	485
Net profit from discontinued operations	—	—	—	—	—	—	—
Consolidated profit	497	387	263	421	538	486	485
Minority interests	50	44	42	44	58	59	63
Attributable profit to the Group	447	343	221	376	480	427	421

(*).-	Including dividends, income from equity-accounted method and other operating income/expenses

	31.03.13	30.06.13	30.09.13	31.12.13	31.03.14	30.06.14	30.09.14
Business volumes
Customer loans	87,481	97,196	89,622	87,484	81,193	79,597	81,942
Customer deposits	74,774	81,166	73,395	62,512	69,014	73,651	89,248

Private Banking, Asset Management and Insurance

EUR million

			Variation
	9M ’14	9M ’13	Amount	%
Income statement
Net interest income	346	373	(27)	(7.2)
Net fees	441	407	34	8.3
Gains (losses) on financial transactions	26	36	(10)	(27.7)
Other operating income *	279	290	(11)	(3.9)
Gross income	1,092	1,106	(14)	(1.3)
Operating expenses	(432)	(429)	(3)	0.6
General administrative expenses	(390)	(391)	1	(0.3)
Personnel	(253)	(252)	(1)	0.4
Other general administrative expenses	(137)	(139)	2	(1.4)
Depreciation and amortisation	(42)	(38)	(4)	9.5
Net operating income	660	677	(17)	(2.5)
Net loan-loss provisions	4	(40)	45	—
Other income	(6)	(6)	0	(0.1)
Profit before taxes	659	631	28	4.5
Tax on profit	(139)	(130)	(9)	7.1
Profit from continuing operations	520	501	19	3.8
Net profit from discontinued operations	—	—	—	—
Consolidated profit	520	501	19	3.8
Minority interests	15	17	(3)	(15.6)
Attributable profit to the Group	506	484	22	4.5

(*).-	Including dividends, income from equity-accounted method and other operating income/expenses

Private Banking, Asset Management and Insurance

EUR million

	1Q 13	2Q 13	3Q 13	4Q 13	1Q 14	2Q 14	3Q 14
Income statement
Net interest income	126	124	123	125	118	109	119
Net fees	136	143	128	140	140	148	154
Gains (losses) on financial transactions	10	17	9	7	8	11	6
Other operating income *	100	99	91	53	84	96	99
Gross income	372	383	351	325	350	364	378
Operating expenses	(144)	(144)	(141)	(146)	(141)	(144)	(147)
General administrative expenses	(131)	(131)	(129)	(132)	(129)	(130)	(132)
Personnel	(85)	(83)	(83)	(76)	(83)	(86)	(85)
Other general administrative expenses	(46)	(48)	(45)	(56)	(46)	(44)	(47)
Depreciation and amortisation	(13)	(13)	(13)	(13)	(13)	(14)	(15)
Net operating income	228	239	210	180	209	220	232
Net loan-loss provisions	(7)	(17)	(17)	(10)	(26)	12	18
Other income	(0)	(1)	(4)	(14)	(2)	(1)	(2)
Profit before taxes	221	221	189	156	180	231	248
Tax on profit	(48)	(50)	(32)	(41)	(38)	(47)	(53)
Profit from continuing operations	173	172	157	115	142	184	194
Net profit from discontinued operations	—	—	—	—	—	—	—
Consolidated profit	173	172	157	115	142	184	194
Minority interests	5	7	6	4	5	4	5
Attributable profit to the Group	168	165	151	110	137	180	189

(*).-	Including dividends, income from equity-accounted method and other operating income/expenses

Private Banking, Asset Management and Insurance

Constant EUR million

			Variation
	9M ’14	9M ’13	Amount	%
Income statement
Net interest income	346	362	(16)	(4.5)
Net fees	441	395	47	11.9
Gains (losses) on financial transactions	26	35	(9)	(25.0)
Other operating income *	279	274	5	1.7
Gross income	1,092	1,066	26	2.5
Operating expenses	(432)	(418)	(14)	3.3
General administrative expenses	(390)	(381)	(9)	2.3
Personnel	(253)	(244)	(8)	3.4
Other general administrative expenses	(137)	(137)	(0)	0.2
Depreciation and amortisation	(42)	(37)	(5)	13.3
Net operating income	660	647	13	2.0
Net loan-loss provisions	4	(40)	45	—
Other income	(6)	(5)	(0)	8.6
Profit before taxes	659	602	57	9.5
Tax on profit	(139)	(126)	(13)	10.0
Profit from continuing operations	520	476	45	9.4
Net profit from discontinued operations	—	—	—	—
Consolidated profit	520	476	45	9.4
Minority interests	15	16	(1)	(6.3)
Attributable profit to the Group	506	460	46	9.9

(*).-	Including dividends, income from equity-accounted method and other operating income/expenses

Private Banking, Asset Management and Insurance

Constant EUR million

	1Q 13	2Q 13	3Q 13	4Q 13	1Q 14	2Q 14	3Q 14
Income statement
Net interest income	121	120	121	125	119	109	118
Net fees	131	137	126	140	141	148	152
Gains (losses) on financial transactions	10	16	9	7	9	11	6
Other operating income *	93	92	89	51	85	95	98
Gross income	355	365	345	323	354	364	374
Operating expenses	(140)	(139)	(140)	(146)	(143)	(144)	(145)
General administrative expenses	(127)	(127)	(127)	(133)	(130)	(130)	(130)
Personnel	(82)	(80)	(82)	(77)	(83)	(86)	(84)
Other general administrative expenses	(45)	(47)	(45)	(56)	(47)	(44)	(46)
Depreciation and amortisation	(13)	(12)	(12)	(13)	(13)	(14)	(15)
Net operating income	215	227	205	178	211	220	229
Net loan-loss provisions	(7)	(17)	(17)	(10)	(26)	12	18
Other income	(0)	(1)	(4)	(14)	(3)	(1)	(2)
Profit before taxes	208	209	185	154	183	231	245
Tax on profit	(46)	(48)	(32)	(41)	(38)	(47)	(53)
Profit from continuing operations	162	161	153	113	144	184	192
Net profit from discontinued operations	—	—	—	—	—	—	—
Consolidated profit	162	161	153	113	144	184	192
Minority interests	4	6	6	4	5	4	5
Attributable profit to the Group	158	155	147	109	139	180	187

(*).-	Including dividends, income from equity-accounted method and other operating income/expenses

NPL ratio

%

	31.03.13	30.06.13	30.09.13	31.12.13	31.03.14	30.06.14	30.09.14
Continental Europe	6.62	7.83	8.48	9.13	9.12	9.04	8.96
Spain	4.12	5.75	6.40	7.49	7.61	7.59	7.57
Portugal	6.88	7.41	7.86	8.12	8.26	8.16	8.49
Poland	7.39	8.08	7.75	7.84	7.35	7.42	7.43
Santander Consumer Finance	3.98	4.04	3.96	4.01	4.14	4.07	3.97
United Kingdom	2.03	2.01	1.98	1.98	1.88	1.91	1.80
Latin America	5.40	5.23	5.29	5.00	5.06	5.03	4.98
Brazil	6.90	6.49	6.12	5.64	5.74	5.78	5.64
Mexico	1.92	2.20	3.58	3.66	3.62	3.52	3.74
Chile	5.51	5.81	6.00	5.91	5.99	5.94	5.98
USA	3.01	2.96	3.04	3.09	2.88	2.93	2.68
Operating Areas	4.70	5.13	5.39	5.61	5.54	5.46	5.29
Total Group	4.75	5.15	5.40	5.61	5.52	5.45	5.28

Coverage ratio

%

	31.03.13	30.06.13	30.09.13	31.12.13	31.03.14	30.06.14	30.09.14
Continental Europe	71.0	63.3	61.1	57.3	58.0	58.3	58.1
Spain	50.3	43.1	45.0	44.0	44.6	44.9	45.5
Portugal	52.9	52.4	51.9	50.0	50.6	53.1	53.9
Poland	67.6	59.3	64.1	61.8	64.6	65.3	65.8
Santander Consumer Finance	108.7	106.9	109.2	105.3	105.1	105.2	106.4
United Kingdom	42.1	42.1	41.6	41.6	42.9	41.1	43.4
Latin America	87.4	86.1	83.6	85.4	86.1	86.3	83.5
Brazil	90.4	91.3	92.0	95.1	95.2	94.8	91.4
Mexico	157.1	142.7	99.0	97.5	98.6	96.6	90.1
Chile	53.9	49.9	49.7	51.1	50.7	51.7	52.3
USA	149.6	156.5	148.9	148.1	163.3	165.0	184.1
Operating Areas	75.0	69.6	67.2	64.6	66.0	66.4	67.0
Total Group	74.1	69.7	67.1	64.9	66.3	66.7	67.5

Cost of credit

%

	31.03.13	30.06.13	30.09.13	31.12.13	31.03.14	30.06.14	30.09.14
Continental Europe	3.13	2.33	1.71	1.23	1.21	1.14	1.08
Spain	1.23	1.26	1.36	1.36	1.37	1.31	1.21
Portugal	1.18	1.10	0.93	0.73	0.63	0.55	0.47
Poland	1.22	1.18	1.09	1.01	0.98	0.92	0.95
Santander Consumer Finance	1.26	1.15	1.13	0.96	0.89	0.87	0.85
United Kingdom	0.29	0.26	0.26	0.24	0.23	0.22	0.19
Latin America	5.07	4.87	4.73	4.53	4.24	3.95	3.77
Brazil	7.46	7.07	6.72	6.34	5.82	5.38	5.14
Mexico	2.46	2.73	3.27	3.47	3.59	3.58	3.26
Chile	1.95	2.00	1.96	1.92	1.82	1.76	1.71
USA	1.89	1.95	2.17	2.48	2.94	3.15	3.40
Operating Areas	2.49	2.15	1.85	1.65	1.61	1.55	1.50
Total Group	2.45	2.14	1.89	1.69	1.65	1.56	1.52

Spreads on loans and deposits

%

	1Q 13	2Q 13	3Q 13	4Q 13	1Q 14	2Q 14	3Q 14
Retail Banking Spain
Loan spreads	2.21	2.26	2.33	2.43	2.39	2.36	2.37
Deposit spreads	0.16	0.28	0.15	0.20	0.45	0.47	0.41
TOTAL	2.37	2.54	2.48	2.63	2.84	2.83	2.78
Retail Banking Portugal
Loan spreads	2.44	2.44	2.44	2.42	2.44	2.39	2.36
Deposit spreads	(1.22)	(1.18)	(1.06)	(0.99)	(0.93)	(0.84)	(0.89)
TOTAL	1.22	1.26	1.38	1.43	1.51	1.55	1.47
Retail Banking Poland
Loan spreads	2.41	2.45	2.43	2.53	2.51	2.47	2.45
Deposit spreads	0.73	0.72	0.73	0.98	1.12	1.22	1.16
TOTAL	3.14	3.17	3.16	3.51	3.63	3.69	3.61
Santander Consumer Finance
Loan spreads	4.76	4.83	4.93	4.91	5.04	5.03	5.06
Retail Banking United Kingdom
Loan spreads	2.78	2.80	2.85	2.84	2.83	2.76	2.69
Deposit spreads	(1.25)	(1.17)	(1.00)	(0.86)	(0.82)	(0.70)	(0.61)
TOTAL	1.53	1.63	1.85	1.98	2.01	2.06	2.08
Retail Banking Brazil
Loan spreads	13.09	12.51	11.93	11.82	11.76	11.60	10.98
Deposit spreads	0.72	0.75	0.84	0.95	0.90	0.92	1.00
TOTAL	13.81	13.26	12.77	12.77	12.66	12.52	11.98
Retail Banking Mexico
Loan spreads	8.46	8.41	8.34	8.23	8.17	7.83	7.69
Deposit spreads	1.86	1.64	1.56	1.51	1.52	1.46	1.38
TOTAL	10.32	10.05	9.90	9.74	9.69	9.29	9.07
Retail Banking Chile
Loan spreads	4.31	4.27	4.01	3.98	3.98	4.00	3.97
Deposit spreads	2.39	2.47	2.42	2.31	2.35	2.37	2.35
TOTAL	6.70	6.74	6.43	6.29	6.33	6.37	6.32
Retail Banking USA
Loan spreads	2.51	2.52	2.52	2.49	2.44	2.57	2.61
Deposit spreads	0.34	0.33	0.57	0.41	0.73	0.65	0.64
TOTAL	2.85	2.85	3.09	2.90	3.17	3.22	3.25

Risk-weighted assets

EUR million

	31.03.14 (1)	30.06.14	30.09.14
Continental Europe	208,030	207,629	205,734
Spain	110,020	109,401	107,570
Portugal	16,646	16,776	16,266
Poland	16,131	16,285	16,575
Santander Consumer Finance	49,191	49,420	49,908
Spain’s run-off real estate	10,913	10,834	10,085
United Kingdom	95,469	99,475	103,264
Latin America	142,647	151,654	154,565
Brazil	80,300	86,235	84,846
Mexico	23,666	25,841	27,742
Chile	25,158	26,013	27,220
USA	57,490	60,771	67,442
Operating Areas	503,636	519,529	531,005
Corporate Activities	36,199	39,365	30,449
Total Group	539,835	558,894	561,454

(1).-	Considering Spanish regulation on intangibles homogeneous with European one applied as from 2Q14

ACTIVITY AND RESULTS

January – September 2014

4 November 2014

Santander

4 November 2014

Important information 2 Banco Santander, S.A. (“Santander”) cautions that this presentation contains forward-looking statements. These forward-looking statements are found in various places throughout this presentation and include, without limitation, statements concerning our future business development and economic performance. While these forward-looking statements represent our judgment and future expectations concerning the development of our business, a number of risks, uncertainties and other important factors could cause actual developments and results to differ materially from our expectations. These factors include, but are not limited to: (1) general market, macroeconomic, governmental and regulatory trends; (2) movements in local and international securities markets, currency exchange rates and interest rates; (3) competitive pressures; (4) technological developments; and (5) changes in the financial position or credit worthiness of our customers, obligors and counterparties. The risk factors that we have indicated in our past and future filings and reports, including those with the Securities and Exchange Commission of the United States of America (the “SEC”) could adversely affect our business and financial performance. Other unknown or unpredictable factors could cause actual results to differ materially from those in the forward-looking statements. Forward-looking statements speak only as of the date on which they are made and are based on the knowledge, information available and views taken on the date on which they are made; such knowledge, information and views may change at any time. Santander does not undertake any obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise. The information contained in this presentation is subject to, and must be read in conjunction with, all other publicly available information, including, where relevant any fuller disclosure document published by Santander. Any person at any time acquiring securities must do so only on the basis of such person’s own judgment as to the merits or the suitability of the securities for its purpose and only on such information as is contained in such public information having taken all such professional or other advice as it considers necessary or appropriate in the circumstances and not in reliance on the information contained in the presentation. In making this presentation available, Santander gives no advice and makes no recommendation to buy, sell or otherwise deal in shares in Santander or in any other securities or investments whatsoever. Neither this presentation nor any of the information contained therein constitutes an offer to sell or the solicitation of an offer to buy any securities. No offering of securities shall be made in the United States except pursuant to registration under the U.S. Securities Act of 1933, as amended, or an exemption therefrom. Nothing contained in this presentation is intended to constitute an invitation or inducement to engage in investment activity for the purposes of the prohibition on financial promotion in the U.K. Financial Services and Markets Act 2000. Note: Statements as to historical performance or financial accretion are not intended to mean that future performance, share price or future earnings (including earnings per share) for any period will necessarily match or exceed those of any prior year. Nothing in this presentation should be construed as a profit forecast. The businesses included in each of our geographic segments and the accounting principles under which their results are presented here may differ from the included businesses and local applicable accounting principles of our public subsidiaries in such geographies. Accordingly, the results of operations and trends shown for our geographic segments my differ materially from those of such subsidiaries.

Group performance 9M’14 Highlights Results Business areas performance 9M’14 Conclusions Appendix

Highlights

4

INCOME STATEMENT

BALANCE SHEET

VOLUMES consolidate trend with further increase over 2Q'14	Loans: +2% Deposits: +3% Mutual funds: +4%
Improved CREDIT QUALITY and lower cost of credit in 3Q	NPL ratio: 5.28% (5.45% in June'14)
Solid CAPITAL and LIQUIDITY ratios	CET1 ratio: 11.44% Total BIS ratio: 12.59% LTD: 112%

NOTE: Loans and deposits excluding repos

Santander

INCOME STATEMENT Sharp increase in 3Q’14: EUR 1,605 mill. (+10% / 2Q’14) ATTRIBUTABLE PROFIT 9M’14: EUR 4,361 mill. (+32% / 9M’13) Higher gross income and lower costs NII + fee income (+1%) and provisions / 9M’13 costs (-2%) and provisions (-15%) BALANCE SHEET VOLUMES consolidate trend with Loans: +2% Deposits: +3% further increase over 2Q’14 Mutual funds: +4% Improved CREDIT QUALITY NPL ratio: 5.28% (5.45% in June’14) and lower cost of credit in 3Q CET1 ratio: 11.44% Total BIS ratio: 12.59% Solid CAPITAL and LIQUIDITY ratios LTD: 112% NOTE: Loans and deposits excluding repos

Income statement

6

Profit recovery over previous quarters continues

EUR million

Quarterly attributable profit

(*) Excluding fx impact: +9% vs. 2Q'14

Year-to-date attributable profit

+32%*
3,310
4,361
9M'13
9M'14

(*) Excluding fx impact: +45%

Santander

Profit recovery over previous quarters continues EUR million Quarterly attributable profit Year-to-date attributable profit +10%* +32%* 4,361 1,605 1,453 1,303 3,310 1,205 1,050 1,055 1,060 1Q’13 2Q 3Q 4Q 1Q’14 2Q 3Q 9M’13 9M’14 (*) Excluding fx impact: +9% vs. 2Q’14 (*) Excluding fx impact: +45%

Further GROSS INCOME growth in the third quarter, with the most commercial revenues stable and higher trading gains Gross income—Group Net interest income and fee income—Group Constant EUR million 10,798 10,295 10,478 9,891 10,098 10,112 9,954 7,126 7,362 7,346 6,608 6,789 6,803 6,888 10,847 10,961 Net interest income 10,722 10,488 10,333 10,029 10,124 2,366 2,400 2,406 2,300 2,320 2,249 2,316 Fee income 1Q’13 2Q 3Q 4Q 1Q’14 2Q 3Q 1Q’13 2Q 3Q 4Q 1Q’14 2Q 3Q EUR million Constant EUR million

The Group’s OPERATING EXPENSES reflected integration synergies and the results of productivity and efficiency plans Group operating expenses 9M’14 / 9M’13 change by principal unit % in constant euros 4,848 5,013 4,917 4,903 5,002 4,754 4,790 Costs Average Costs (nominal) inflation1 (real terms) Spain -7.4 0.0 -7.4 5,068 5,088 4,943 5,060 4,906 5,070 4,847 Portugal -1.1 -0.3 -0.8 Poland 0.3 0.3 0.0 Brazil 1.5 6.3 -4.8 SCF (excl. perimeter) 0.1 0.5 -0.4 UK 3.5 1.6 1.9 Mexico 9.8 4.0 5.8 Chile 4.9 4.1 0.8 1Q’13 2Q 3Q 4Q 1Q’14 2Q 3Q USA 8.5 1.8 6.7 EUR million Constant EUR million (1) Average year-on-year inflation for the period January–September (Source: Thomson Datastream)

9

EUR million

Efficiency plan target

Sep'14:
EUR 710 reached
750
1,000
1,250
1,600
1,500
2,000
2014
2015
2016
Initial*
Revised

Expected savings for 2014(e)

- **Brazil** (in real terms) — **430**
- **Spain** (integration and efficiency plan) — **300**
- **Central Services / Holding** (Zero base) — **50**
- **Other units** (Poland integration, UK plan, etc.) — **220**

1,000

Group target: grow below inflation in the coming years

(*) Including integrations synergies

Santander

9 2014-16 efficiency and productivity Plan: we raised the 2016 target to EUR 2.0 bill. after surpassing 2014 expectations EUR million Efficiency plan target Expected savings for 2014(e) Brazil 430 (in real terms) 2,000 Spain 300 1,600 (integration and efficiency plan) Sep’14: 1,500 EUR 710 reached 1,250 Central Services / Holding 50 1,000 (Zero base) 750 Other units 220 (Poland integration, UK plan, etc.) 1,000 2014 2015 2016 Initial* Revised Group target: grow below inflation in the coming years (*) Including integrations synergies Note: Savings calculated over 2013 costs plus vegetative evolution (inflation, upward/downward movements, ongoing investments). Excluding perimeter and new projects

Sustained improvement of COST OF CREDIT due to widespread reduction in provisions over 2013 Loan-loss provisions Cost of credit (%) 2.45 2.14 3,399 1.89 3,142 3,025 1.69 1.65 1.56 2,774 2,695 2,638 2,777 1.52 1Q’13 2Q 3Q 4Q 1Q’14 2Q 3Q 1Q’13 2Q 3Q 4Q 1Q’14 2Q 3Q EUR million Constant EUR million Note: Cost of credit = 12 month loan-loss provisions / average lending, calculated in current euros

Grupo Santander P&L 11 In short, profit growth driven by higher net operating income and normalisation of loan-loss provisions 3Q’14 Var. / 2Q’14 9M’14 Var. / 9M’13% %* % %* NII + fee income 9,910 1.4 -0.1 29,006 0.8 7.2 Gross income 10,961 4.5 3.1 31,572 -1.0 4.9 Operating expenses -5,070 3.3 2.0 -14,822 -1.8 3.0 Net operating income 5,891 5.5 4.0 16,750 -0.3 6.6 Loan-loss provisions -2,777 5.2 3.7 -8,110 -15.2 -10.0 PBT 2,556 5.0 3.2 7,140 22.9 34.5 Attributable profit 1,605 10.4 8.5 4,361 31.7 44.7 (*) Changes excluding fx impact Note: Attributable profit does not include the net capital gains expected from the announced transactions of Custody (EUR 410 mill.) and Insurance (EUR 250 mill.), Both transactions are expected to be closed in 4Q’14.

Balance sheet

13

Gross loans

% Var. Sep'14 / Jun'14 in constant euros[1]

Spain -1%
Portugal -3%
Poland +2%
SCF +1%
UK +1%
USA(2) +1%
Brazil +4%
Mexico +1%
Chile +2%
Group Total +1%

Group: +3.0% / Dec'13

Deposits + Mutual funds

% Var. Sep'14 / Jun'14 in constant euros[1]

Spain +2%
Portugal +6%
Poland +10%
UK 0%
USA +4%
Brazil +3%
Mexico +4%
Chile +6%
Group Total +2%

Group: +4.7% / Dec'13

Santander

Recovery in loans and faster growth in funds continued in 3Q’14 Gross loans Deposits + Mutual funds % Var. Sep’14 / Jun’14 in constant euros1 % Var. Sep’14 / Jun’14 in constant euros1 Spain -1% Spain +2% Portugal -3% Portugal +6% Poland +2% Poland +10% SCF +1% UK 0% UK +1% USA +4% USA(2) +1% Brazil +3% Brazil +4% Mexico +1% Mexico +4% Chile +6% Chile +2% Group Total +1% Group Total +2% Group: +3.0% Group: +4.7% / Dec’13 / Dec’13 (1) Excluding repos (2) Excluding portfolio and securitisation disposals: Including them: -2%

14

Coverage ratio (%)
67
65
66
67
68
S'13
D'13
M'14
J'14
S'14

- Increased coverage ratio in every quarter of 2014

Santander

Further improvement in the Group’s credit quality in 3Q’14 NPL ratio (%) Coverage ratio (%) 67 66 67 68 65 5.61 5.52 5.40 5.45 5.28 S’13 D’13 M’14 J’14 S’14 S’13 D’13 M’14 J’14 S’14 ¡ NPL ratio on downward trend ¡ Increased coverage ratio in every ¡ Sharp drop of NPL entries in recent quarter of 2014 quarters

15

Widespread NPL ratio improvement by unit

Net loans to customers

Other LatAm 2%
Chile 4%
Mexico 4%
Brazil 10%
USA 9%
UK 35%
Spain 22%
Portugal 3%
Poland 2%
Germany 4%
Run-off real estate 1%
Other Europe 4%

The Group's four largest units

%
Spain
6.40
7.49
7.61
7.59
7.57
S'13 D'13 M'14 J'14 S'14
UK
1.98
1.98
1.88
1.91
1.80
S'13 D'13 M'14 J'14 S'14
Brazil
6.12
5.64
5.74
5.78
5.64
S'13 D'13 M'14 J'14 S'14
USA
3.04
3.09
2.88
2.93
2.68
S'13 D'13 M'14 J'14 S'14

Santander

Widespread NPL ratio improvement by unit The Group’s four largest units Net loans to customers % Spain UK Other LatAm Chile 4% 2% Spain Mexico 4% 22% 7.49 7.61 7.59 7.57 6.40 Brazil 10% 1.98 1.98 1.88 1.91 1.80 Portugal 3% USA S’13 D’13 M’14 J’14 S’14 S’13 D’13 M’14 J’14 S’14 9% Poland 2% Germany 4% Run-off real Brazil USA estate 1% Other Europe UK 4% 35% 6.12 5.64 5.74 5.78 5.64 3.04 3.09 2.88 2.93 2.68 S’13 D’13 M’14 J’14 S’14 S’13 D’13 M’14 J’14 S’14

16

High ratios of solvency, leverage and liquidity

Capital ratios
Capital ratio
Tier2
CET1[2]
12.05%
1.28%
10.77%
12.07%
1.15%
10.92%
12.59%
1.15%
11.44%
Mar'14[1]
Jun'14
Sep'14

52 b.p. more in the quarter

- Organic capital generation
- AT1 issuance

Leverage ratio CRDIV

- September 14: 4.5% (stable in the quarter)

LCR

- Above 100% in the Group and principal units (vs. 60% required by Oct. 1, 2015)

Santander

High ratios of solvency, leverage and liquidity Capital ratios Capital 12.59% 12.05% 12.07% ratio 1.15% Tier2 1.28% 1.15% 52 b.p. more in the quarter 11.44% CET12 10.77% 10.92% ¡ Organic capital generation ¡ AT1 issuance Mar’141 Jun’14 Sep’14 Above 100% in the Group Leverage ratio September 14: 4.5% LCR and principal units CRDIV (stable in the quarter) (vs. 60% required by Oct.1, 2015) (1) Considering Spanish regulation on intangibles homogeneous with European one applied as from 2Q14. (2) Including impact from the Alternative Standard Approach (ASA) model of Brazil’s operational risk, approved by BACEN (0.29 p.p.) but pending authorization from the regulator on the consolidated Group.

17

ECB Comprehensive Assessment. Summary

AQR ratio (%)
10.38%
- 4 bp
10.34%
CET1 ratio Dec'13
Adjustment
Adjusted CET1 ratio Dec'13
ST Baseline ratio (%)
10.38%
+ 161 bp
11.99%
CET1 ratio Dec'13
Impact
CET1 ratio Dec'16
ST Adverse ratio (%)
10.38%
- 143 bp
8.95%
CET1 ratio Dec'13
Impact
CET1 ratio Dec'16

Accurate valuation of assets and adequate provisions

Strong capital generation

Reduced impact due to low risk profile and diversification

Santander

ECB Comprehensive Assessment. Summary 17 The test results underscored the Group’s good management and balance sheet quality, as well as the diversification benefits AQR ratio (%) ST Baseline ratio (%) ST Adverse ratio (%) + 161 bp 11.99% 10.38%—4 bp 10.34% 10.38%—143 bp 10.38% 8.95% CET1 ratio Adjustment Adjusted CET1 ratio Impact CET1 ratio CET1 ratio Impact CET1 ratio Dec’13 CET1 ratio Dec’13 Dec’16 Dec’13 Dec’16 Dec’13 Accurate valuation of Reduced impact due to Strong capital assets and adequate low risk profile and generation provisions diversification In the adverse scenario we have a EUR 19.4 bill. surplus over the minimum required

18

AQR. Adjustments resulting from balance sheet review

AQR impact on CET1 (b.p.)

Santander -4
Deutsche -7
BNP -15
C. Agricole -18
UniCredit -19
BBVA -21
S. Generale -22
Intesa Sp. -25
ING -29
Commerzbank -55

AQR impact on CET1 (EUR mill.)

Santander -201
Deutsche -252
Intesa Sp. -662
BBVA -676
UniCredit -736
S. Generale -739
ING -781
BNP -839
C. Agricole -865
Commerzbank -1,068

Note. AQR exercise considers only euro zone entities

Santander

AQR. Adjustments resulting from balance sheet review 18 Santander registered the lowest adjustment among its peers, which shows risks correctly classified and adequate coverage ratios AQR impact on CET1 (b.p.) AQR impact on CET1 (EUR mill.) Santander -4 Santander -201 Deutsche -7 Deutsche -252 BNP -15 Intesa Sp. -662 C. Agricole -18 BBVA -676 UniCredit -19 UniCredit -736 BBVA -21 S. Generale -739 S. Generale -22 ING -781 Intesa Sp. -25 BNP -839 ING -29 C. Agricole -865 Commerzbank -55 Commerzbank -1,068 Listed EU entities with assets > EUR 500,000 million (Dec’13). Note. AQR exercise considers only euro zone entities

19

Lloyds 338
Nordea 165
Santander 161
HSBC 121
RBS 110
ING 100
C. Agricole 93
Barclays 72
Commer. 32
BNP -14
BBVA -14
UniCredit -16
S. Generale -32
Intesa Sp. -72
Deutsche -73

Santander -143
HSBC -149
Nordea -156
ING -172
BBVA -178
RBS -189
Barclays -195
C. Agricole -214
BNP -261
S. Generale -274
UniCredit -298
Commer. -343
Intesa Sp. -364
Lloyds -399
Deutsche -453

Santander

Stress test. Impact on CET1 in baseline and adverse scenarios (2013-2016) 19 In the baseline scenario, Santander is among the banks generating the most capital. In the adverse scenario, is the one with the lowest impact among peers Stress test impact* on CET1 baseline scenario (b.p.) Stress test impact* on CET1 adverse scenario (b.p.) Lloyds 338 Santander -143 Nordea 165 HSBC -149 Santander 161 Nordea -156 HSBC 121 ING -172 RBS 110 BBVA -178 ING 100 RBS -189 C. Agricole 93 Barclays -195 Barclays 72 C. Agricole -214 Commer. 32 BNP -261 BNP -14 S. Generale -274 BBVA -14 UniCredit -298 UniCredit -16 Commer. -343 S. Generale -32 Intesa Sp. -364 Intesa Sp. -72 Lloyds -399 Deutsche -73 Deutsche -453 (*) Difference between CET1 pre AQR 2013 and CET1 2016 baseline scenario (*) Difference between CET1 pre AQR 2013 and CET1 2016 adverse scenario Listed EU entities with assets > EUR 500,000 million (Dec’13).

20

Surplus / Shortfall over 8% of baseline scenario (EUR mill.)

HSBC 36,948
C. Agricole 22,351
Santander 21,982
Lloyds 18,852
Deutsche 17,561
BNP 16,331
Nordea 11,885
ING 10,938
Barclays 10,024
Intesa Sp. 9,419
BBVA 9,341
S. Generale 9,122
Commerzbank 7,711
RBS 7,513
UniCredit 6,658

Surplus / Shortfall over 5.5% of adverse scenario (EUR mill.)

HSBC 41,061
C. Agricole 20,714
Santander 19,456
BNP 17,595
Deutsche 15,857
BBVA 13,223
Nordea 11,311
ING 10,847
Barclays 10,607
S. Generale 9,981
Intesa Sp. 8,724
Commerzbank 6,011
RBS 5,622
UniCredit 5,580
Lloyds 2,705

Santander

Stress test. 2016 surplus / shortfall over minimum CET1 requirement 20 Both, in the baseline and adverse scenarios, Santander is among the banks with the largest capital surplus Surplus / Shortfall over 8% Surplus / Shortfall over 5.5% of baseline scenario (EUR mill.) of adverse scenario (EUR mill.) HSBC 36,948 HSBC 41,061 C. Agricole 22,351 C. Agricole 20,714 Santander 21,982 Santander 19,456 Lloyds 18,852 BNP 17,595 Deutsche 17,561 Deutsche 15,857 BNP 16,331 BBVA 13,223 Nordea 11,885 Nordea 11,311 ING 10,938 ING 10,847 Barclays 10,024 Barclays 10,607 Intesa Sp. 9,419 S. Generale 9,981 BBVA 9,341 Intesa Sp. 8,724 S. Generale 9,122 Commerzbank 6,011 Commerzbank 7,711 RBS 5,622 RBS 7,513 UniCredit 5,580 UniCredit 6,658 Lloyds 2,705 Listed EU entities with assets > EUR 500,000 million (Dec’13).

Lloyds 353
Santander 291
Nordea 165
Commer. 164
ING 147
Deutsche 136
HSBC 121
RBS 110
C. Agricole 96
BBVA 73
Barclays 68
UniCredit 34
S. Generale 12
BNP 4
Intesa Sp. 1

Santander -33
BBVA -102
ING -142
Nordea -156
HSBC -160
RBS -189
Barclays -199
Commer. -200
Deutsche -214
C. Agricole -225
UniCredit -250
S. Generale -253
BNP -272
Intesa Sp. -300
Lloyds -410

Santander

Stress test. Impact on fully loaded CET1 in baseline and adverse scenarios (2013-2016) 21 Santander performed better than peers also in fully loaded, reflecting a lower risk and more diversified business model Stress test impact* on fully loaded CET1 Stress test impact* on fully loaded CET1 baseline scenario (b.p.) adverse scenario (b.p.) Lloyds 353 Santander -33 Santander 291 BBVA -102 Nordea 165 ING -142 Commer. 164 Nordea -156 ING 147 HSBC -160 Deutsche 136 RBS -189 HSBC 121 Barclays -199 RBS 110 Commer. -200 C. Agricole 96 Deutsche -214 BBVA 73 C. Agricole -225 Barclays 68 UniCredit -250 UniCredit 34 S. Generale -253 S. Generale 12 BNP -272 BNP 4 Intesa Sp. -300 Intesa Sp. 1 Lloyds -410 (*) Difference between fully loaded CET1 2013 and fully loaded CET1 2016 (*) Difference between fully loaded CET1 2013 and fully loaded CET1 2016 baseline scenario adverse scenario Listed EU entities with assets > EUR 500,000 million (Dec’13).

Agenda Group performance 9M’14 — Highlights — Results Business areas performance 9M’14 Conclusions Appendix Santander

Santander
Business areas 23 High diversification by country in profit generation Attributable profit by country in 9M’14 Portugal, 2% Poland, 6% Spain, 14% Germany, 4% Brazil, 20% Other Europe, 6% Mexico, 8% UK, 20% Chile, 6% Other LatAm, 5% USA, 9% Percentage over operating areas attributable profit, excluding Spain’s run-off real estate

Santander
Spain 24 Activity P&L EUR million Volumes1 Cost of new time deposits Var. Sep’14 / Sep’13 3Q’14%2Q’14 9M’14%9M’13 NII + Fee income 1,635 -1.7 4,899 5.0 -1% +2% 1.41% 1.36% Gross income 1,733 -2.8 5,307 -0.2 / 2Q’14 / 2Q’14 Operating expenses -855 -2.1 -2,622 -7.4 4% 0.91% Net op. income 878 -3.4 2,685 7.9 0.75% -2% 0.55% LLPs -429 -12.0 -1,425 -22.4 Loans Funds 3Q’13 4Q 1Q’14 2Q 3Q Attributable profit 309 18.4 822 123.6 Rise in deposits consistent with lower cost of funds. Lending impacted by seasonal factors Higher profit driven by lower costs (integration and efficiency plan) and provisions Gross income registered lower trading gains and dividend income from wholesale business Net interest income rose over 2Q’14 and grew at a faster pace year-on-year (+9%) (1) Loans excluding repos. Funds: deposits excluding repos + marketed mutual funds

25

Spain

Gross loans

EUR billion
Loans
(excl. repos[1])
159
160
162
160
Public sector
13
14
15
15
Household mortgages
50
50
50
48
Other loans to individuals
13
13
12
12
Companies
83
83
85
85
Dec'13
Mar'14
Jun'14
Sep'14
(1) Repos
7
4
3
2

Deposits

EUR billion
Deposits
(excl. repos[2])
178
Retail commercial paper
1
Time deposits
78
Demand deposits
99
Sep'14
(2) Repos
5
Spain LTD: 85%

- **Higher lending in 2014:** +1,600 mill. (excl. repos) driven by companies and institutions
- **Increased new lending*** in SMEs (+34%, due to Santander Advance) and large corporates (+23%)
- Higher new lending of **home mortgages** (+73%) although it did not offset the maturities

(*) Excluding commercial bills

Santander

Santander
Spain 25 Gross loans Deposits EUR billion EUR billion Loans Deposits 2 178 (excl. repos1) 162 (excl. repos ) 159 160 160 1 15 Retail commercial paper Public sector 13 14 15 Household 78 mortgages 50 50 50 48 Time deposits Other individuals loans to 13 13 12 12 Spain LTD: 99 85% Companies 83 83 85 85 Demand deposits Dec’13 Mar’14 Jun’14 Sep’14 Sep’14(1) Repos 7 4 3 2 (2) Repos 5 Higher lending in 2014: +1,600 mill. (excl. repos) Growth in funds with focus on profitability driven by companies and institutions Higher deposits driven by demand deposits Increased new lending* in SMEs (+34%, due to (EUR 5,200 mill. in 3Q’14) Santander Advance) and large corporates (+23%) Mutual funds continued to increase (+4% q-o-q; Higher new lending of home mortgages (+73%) +32% y-o-y), gaining market share although it did not offset the maturities (*) Excluding commercial bills

Spain. NPL ratio and entries

26

NPL and coverage ratios (%)

45
44
45
45
45
Coverage ratio
NPL ratio
6.40
7.49
7.61
7.59
7.57
Sep'13
Dec'13
Mar'14
Jun'14
Sep'14

NPL entries[1] > 90 days

Base 100: 2008
Companies w/o real estate purpose
100
123
142
170
179
179
141
Mortgages to individuals
100
102
74
83
78
71
51
Individuals Cards + Consumer loans
100
97
53
44
42
35
28
2008
2009
2010
2011
2012
2013
9M'14

Santander

Santander
Spain. NPL ratio and entries 26 NPL and coverage ratios (%) NPL entries1 > 90 days Base 100: 2008 45 44 45 45 45 Companies w/o real estate purpose Coverage ratio 170 179 179 142 141 123 100 NPL ratio Mortgages to individuals 7.49 7.61 7.59 7.57 6.40 100 102 74 83 78 71 51 Sep’13 Dec’13 Mar’14 Jun’14 Sep’14Individuals Cards + Consumer loans 100 97 Sharp fall in net entries (-94% /9M’13) 53 44 42 35 28 NPL ratio improved in recent quarters 2008 2009 2010 2011 2012 2013 9M’14(1) Gross NPL entries by date (before recoveries), annualised. Provisional

Santander
Portugal 27 Activity P&L EUR million Volumes1 Cost of new term deposits Var. Sep’14/Sep’13 3Q’14%2Q’14 9M’14%9M’13 NII + Fee income 206 0.7 612 -3.5 -3% +6% / 2Q’14 / 2Q’14 Gross income 230 -3.1 695 0.4 1.84% 1.70% 1.72% 1.69% +4% 1.36% Operating expenses -122 0.6 -365 -1.1 Net op. income 108 -7.0 330 2.0 -5% LLPs -32 -21.3 -106 -41.4 Loans Funds 3Q’13 4Q 1Q’14 2Q 3Q Attributable profit 42 7.2 116 50.0 Sharp deposit capturing in the quarter with further reduction of the cost of funding Profit continues to normalise. 50% increase year-on-year Commercial revenues driven by lower cost of funds Costs under control and sustained trend in cost of credit reduction (1) Loans excluding repos. Funds: deposits excluding repos + marketed mutual funds

Santander
Poland 28 Activity P&L EUR million Volumes1 Stock deposit cost Var. Sep’14/Sep’13 3Q’14%2Q’14* 9M’14%9M’13* NII + Fee income 322 -1.7 967 10.5 +2% +10% / 2Q’14 / 2Q’14 Gross income 335 -4.8 1,023 2.3 1.81% 1.69% 1.69% +13% 1.56% 1.64% Operating expenses -143 -2.8 -438 0.3 Net op. income 192 -6.3 585 3.8 +5% LLPs -44 5.5 -129 -0.2 3Q’13 4Q 1Q’14 2Q 3Q Attributable profit 91 4.4 264 0.5 Loans Funds(*) Changes excluding fx impact Integration completed with enhanced productivity and commercial activity Higher loans and deposits in the quarter reflected the success of the business strategy Management of NII in a lower interest rate environment. Lower dividend income over 2Q’14 Lower costs (integration) and cost of credit (drop in NPL ratio) (1) Local currency. Loans excluding repos. Funds: deposits excluding repos + mutual funds

Santander
Santander Consumer Finance – Continental Europe 29 Activity P&L EUR million Volumes NII – Provisions / ATAs 3Q’14%2Q’14 9M’14%9M’13 Var. Sep’14 / Sep’13 NII + Fee income 822 0.0 2,444 3.7 +1% +2% 2.8% 2.7% 2.6% 2.7% 2.6% / 2Q’14 / 2Q’14 Gross income 821 -0.7 2,447 4.0 Operating expenses -354 -0.8 -1,076 3.7 +13% Net op. income 467 -0.6 1,371 4.3 +5% 3Q’13 4Q 1Q’14 2Q 3Q LLPs -149 21.3 -401 -12.8 Gross loans New loans NII 3.48% 3.31% 3.33% 3.50% 3.54% Attributable profit 170 -28.4 626 7.0 Prov. 0.93% 0.61% 0.74% 0.70% 0.86% Double-digit growth in new lending enabled market share gain in a recovering market In the area as a whole: solid gross income, costs under control and lower cost of credit The main units improved net operating income after provisions over 2013 Higher provisions in 3Q’14 (partly due to portfolio sales in 2Q’14) Strategic agreements (GE Nordics and PSA) will drive future growth Note: Not including Santander Consumer UK profit, as it is recorded in Santander UK results. If included, attributable profit in 3Q’14: EUR 196 mill. (-26% q-o-q); 9M’14: EUR 713 mill. (+7% y-o-y)

30

Spain run-off real estate

Total balance sheet

EUR billion
Net loans
Net foreclosures
Equity stakes
11.4
10.8
10.3
9.8
9.3
3.7
3.6
3.6
3.5
3.5
6.2
5.7
5.2
4.9
4.3
Sep'13
Dec'13
Mar'14
Jun'14
Sep'14

Coverage ratio

53%
56%
Buildings: 43%
Land: 62%
Loans
Foreclosures

Santander

Santander
Spain run-off real estate 30 Total balance sheet Coverage ratio EUR billion Net loans Net foreclosures Equity stakes 11.4 10.8 10.3 9.8 9.3 56% 3.7 53% 3.6 3.6 Buildings: 3.5 3.5 43% 6.2 5.7 5.2 4.9 Land: 4.3 62% Sep’13 Dec’13 Mar’14 Jun’14 Sep’14 Loans Foreclosures Total exposure dropped 19% in the last twelve months (loans -31%) Coverage ratios for loans and foreclosures rose in the quarter 9M’14 attributable profit: -EUR 451 mill. (-EUR 493 mill. in 9M’13)

Santander
United Kingdom 31 Activity P&L £ million Volumes1 Banking NIM2 Var. Sep’14 / Sep’13 3Q’14%2Q’14 9M’14%9M’13 1.81% 1.82% NII + Fee income 1,070 2.4 3,139 13.8 1.79% +1% 0% 1.71% Gross income 1,124 1.7 3,328 9.3 / 2Q’14 / 2Q’14 +2% 1.59% Operating expenses -579 1.3 -1,724 3.5 Net op. income 545 2.2 1,604 16.4 -1% LLPs -70 -1.1 -240 -35.3 3Q’13 4Q 1Q’14 2Q 3Q Attributable profit 326 0.2 962 42.5 Loans Funds Continuing transformation of our retail and commercial banking franchise, reflected in the results Improving volume trends Higher commercial revenues due to reduced cost of deposits and increased lending Costs efficiency accommodating investment in the business transformation Provisions reflect good management and a benign credit environment in the UK (1) Volumes in local currency. Loans excluding repos. Funds: deposits excluding repos + marketed mutual funds (2) In local criteria

United Kingdom

32

Boosting retail customers …

1|2|3 World Customers

Million

1.1
2.2
3.3
Sep'12
Sep'13
Sep'14

Current accounts

£ billion

Launch C/A (March'12)
1|2|3
14.4
24.6
37.9
+71%
+54%
Sep'12
Sep'13
Sep'14

… and corporates

Corporate loans

£ billion

19.3
21.5
23.5
+11%
+9%
Sep'12
Sep'13
Sep'14

Business centres / Relationship Managers

35
503
37
582
58
709
Sep'12
Sep'13
Sep'14
Business centres
Relationship Managers

- **Further progress in business diversification;** growth in loans, in a contracting market, and increased deposits
- **Building our capability;** additional investment in business centres and rollout of enhanced platform

Santander

Santander
United Kingdom 32 Boosting retail customers … … and corporates 1|2|3 World Customers Current accounts Corporate loans Business centres / Relationship Managers Million £ billion £ billion 3.3 37.9 709 Launch C/A 23.5 582 (March’12) 21.5 2.2 24.6 19.3 503 1|2|3 58 14.4 +54% 37 1.1 +9% +11% 35 +71% Sep’12 Sep’13 Sep’14 Sep’12 Sep’13 Sep’14 Sep’12 Sep’13 Sep’14 Sep’12 Sep’13 Sep’14 Business Relationship centres Managers Further progress in business diversification; First choice for customers switching1 their growth in loans, in a contracting market, and current account provider to Santander UK (almost 1 in 4) increased deposits Total deposits held by primary banking Building our capability; additional investment in customers up 36% over 12 months business centres and rollout of enhanced platform (1) Since the introduction in Sep’13 of the new system to guarantee customers with their current account switching

Santander
USA 33 Activity P&L US$ million Santander Bank1 SCUSA Var. Sep’14 / Sep’13 Var. Sep’14 / Sep’13 3Q’14%2Q’14 9M’14%9M’13 +1% +4% +0.5% +7% NII + Fee income 1,794 -0.3 5,320 13.8 / 2Q’14 / 2Q’14 / 2Q’14 / 2Q’14 Gross income 1,931 3.6 5,585 18.0 +34% +5% Operating expenses -684 5.4 -1,985 8.5 +4% +11% Net op. income 1,248 2.7 3,600 24.0 LLPs -811 18.5 -2,244 64.9 Gross loans New loans Attributable profit 259 -5.0 747 -12.9 Loans 2 Funds In activity, growth of SCUSA new lending and improved trend of Santander Bank Gross income driven by volume growth Costs impacted by the various regulatory processes Higher provisions due to larger SCUSA volumes (coverage ratio: 296%) (1) Local currency. Loans excluding repos. Funds: deposits excluding repos + marketed mutual funds. (2) Excluding repositioning transactions. Including them: -2% /2Q’14; +2% /Sep’13

Santander
Brazil 34 Activity P&L EUR million Volumes1 NII – Provisions / ATAs Var. Sep’14/Sep’13 3Q’14%2Q’14* 9M’14%9M’13* 3.5% 3.7% 3.8% 3.7% +4% +3% 3.4% NII + Fee income 3,018 -0.3 8,826 -1.0 / 2Q’14 / 2Q’14 Gross income 3,192 5.3 9,029 -3.6 +8% Operating expenses -1,291 6.5 -3,620 1.5 +6% 3Q’13 4Q 1Q’14 2Q 3Q Net op. income 1,900 4.5 5,410 -6.7 NII 6.56% 6.59% 6.48% 6.27% 5.88% LLPs -958 1.1 -2,795 -20.2 Prov. Loans Funds 3.11% 2.88% 2.67% 2.55% 2.47% Attributable profit 409 1.9 1,167 1.9 (*) Changes excluding fx impact In 3Q’14 funds continued to increase and lending grew at a faster pace Profit registered growth in the year-to-date after rising for the third straight quarter: – Costs well below inflation (higher in 3Q’14 due to GetNet and anticipation of salary agreement) – Cost of credit continued to decline – Stable commercial revenues, with trading gains reflecting management of hedging 13.65% participated in the voluntary tender offer (Grupo Santander stake after that: 88.30%) (1) Local currency. Loans excluding repos. Funds: deposits excluding repos + marketed mutual funds

35

Brazil

Net Interest Income

NII and loan spreads

Constant EUR million

Lending portfolio

Var. Sep'14 / Jun'14

+8%
-0.1%
0%
+11%
+4%
Mortgages
Other 1 individuals
SMEs / Companies
Large companies
Total

Credit quality

NPL ratio (%)

LLPs and cost of credit

Constant EUR million

Lower cost of credit, driven by improved credit quality

Santander

Santander
Brazil 35 Net Interest Income Credit quality NII and loan spreads NPL ratio (%) Constant EUR million 2,382 2,357 2,288 2,298 2,236 2,263 2,209 11.1 10.5 6.90 9.9 9.8 9.9 9.8 6.49 9.1 6.12 5.64 5.74 5.78 5.64 1Q’13 2Q 3Q 4Q 1Q’14 2Q 3Q M’13 J’13 S’13 D’13 M’14 J’14 S’14 Net interest income Loan spreads Lending portfolio LLPs and cost of credit Constant EUR million Var. Sep’14/Jun’14 1,251 +11% 1,193 1,060 +8% 999 946 920 930 7.5% +4% 7.1% 6.7% 6.3% 5.8% 5.4% 5.1% -0.1% 0% Mortgages Other 1 SMEs / Large Total 1Q’13 2Q 3Q 4Q 1Q’14 2Q 3Q individuals Companies companies Net loan-loss provisions Cost of credit Net interest income still affected by Lower cost of credit, driven by reduced lending growth and change of mix improved credit quality (1) Rest = Consumer, payrolls, auto, cards, cheque and personal loans

36

Mexico

Activity

Volumes[1]

Var. Sep'14 / Sep'13

+1% / 2Q'14 | +4% / 2Q'14

+17%
+10%
Loans
Funds

NII – Provisions / ATAs

2.3%
2.6%
2.7%
2.5%
2.5%
3Q'13
4Q
1Q'14
2Q
3Q

	3Q'13	4Q	1Q'14	2Q	3Q
NII	4.37%	4.42%	4.10%	3.98%	3.98%
Prov.	2.09%	1.81%	1.44%	1.43%	1.49%

P&L

EUR million

(*) Changes excluding fx impact

Santander

Santander
Mexico 36 Activity P&L EUR million Volumes1 NII – Provisions / ATAs Var. Sep’14/Sep’13 3Q’14%2Q’14* 9M’14%9M’13* NII + Fee income 752 1.9 2,171 5.9 +1% +4% 2.7% 2.6% 2.5% 2.5% / 2Q’14 / 2Q’14 2.3% Gross income 791 -0.6 2,279 4.8 Operating expenses -319 -0.3 -938 9.8 +17% Net op. income 471 -0.8 1,341 1.6 +10% 3Q’13 4Q 1Q’14 2Q 3Q LLPs -210 7.4 -579 5.9 NII 4.37% 4.42% 4.10% 3.98% 3.98% BAI 267 -3.8 764 -3.5 Prov. Loans Funds 2.09% 1.81% 1.44% 1.43% 1.49% Attributable profit 167 -3.4 474 -10.4 (*) Changes excluding fx impact Expansion plan reflected in market share gain y-o-y in loans and demand deposits Higher commercial revenues absorbing historically low interest rates and change of mix Costs grew year-on-year due to expansion plan Provisions grew at a slower pace than loans Profit affected in the year-on-year comparison due to the higher tax rate (1) Local currency. Loans excluding repos. Funds: deposits excluding repos + marketed mutual funds

Santander
Chile 37 Activity P&L EUR million Volumes1 NII – Provisions / ATAs Var. Sep’14/Sep’13 3Q’14%2Q’14* 9M’14%9M’13* 3.5% 2.9% 2.9% 3.0% +2% +6% 2.6% NII + Fee income 470 -10.0 1,486 13.7 / 2Q’14 / 2Q’14 Gross income 505 -7.7 1,589 11.7 +12% Operating expenses -217 3.7 -628 4.9 +8% 3Q’13 4Q 1Q’14 2Q 3Q Net op. income 288 -14.8 961 16.6 NII 4.39% 4.38% 4.26% 4.69% 3.97% LLPs -131 11.6 -365 -5.2 Prov. Loans Funds 1.52% 1.44% 1.21% 1.24% 1.34% Attributable profit 92 -29.5 347 29.9 (*) Changes excluding fx impact The effort in business transformation is reflected in market share gains in target segments Higher profit growth over 2013 driven by higher gross income (volumes, cost of funds and inflation) and lower cost of credit In 3Q’14 profit impacted by lower inflation (already anticipated). Net interest income excluding UF remained at its highest (1) Local currency. Loans excluding repos. Funds: deposits excluding repos + marketed mutual funds

Other Latin American countries

38

Attributable profit

Constant EUR million
Argentina
163
220
9M'13
9M'14
Uruguay
36
40
9M'13
9M'14
Peru
13
16
9M'13
9M'14

Santander

Other Latin American countries 38 Attributable profit Constant EUR million Argentina Uruguay Peru 220 163 40 36 13 16 9M’13 9M’14 9M’13 9M’14 9M’13 9M’14 Focus on linkage, transactional business and target segments Volumes growing at double-digit rates P&L driven by higher gross income

Santander
Corporate Activities 39 P&L EUR million 9M’14 9M’13 Gross income -451 -623 Operating expenses -582 -529 Provisions, tax and minority interests -75 -340 Attributable profit -1,108 -1,492 Lower losses than in 9M’13, when a charge for the integration of the banks in Spain was recorded Higher net interest income due to lower issuance costs Higher trading gains due to management of interest and exchange rates hedging

Santander
Agenda Group performance 9M’14 — Highlights — Results Business areas performance 9M’14 Conclusions Appendix

Santander
Third quarter summary 41 The Group’s profit rose offering better-quality results OPERATING PROFIT - GROUP (Net operating income after provisions) Year-on-year change in constant euros Solid gross income trend amid an environment of lower interest rates and some economic slowdown. Drivers: +29.0% - Lending growth Lower cost of funds - Good performance of operating expenses -9.5% -18.2% Provisions on a downward trend, with leeway towards normalisation 2012 / 2011 2013 / 2012 9M’14/9M’13 Current euros -18.1% -16.2% +19.4% Plans to improve productivity, efficiency and linkage Business portfolio and ongoing transactions offer future growth potential

Santander
42 1 Actions to enhance integrated customer view Targets Improve data quality and analytical capacities Maximize business effectiveness with powerful commercial tools More custom-fit value proposals for each customer Actions Improve data quality together with IT & Operations and Risk Data Aggregator (RDA) Implement advanced business management tools (Front/Neo) Create specialised models for value segments

43

1

Chile Neo CRM

NEOCRM
OFERTA
OFRÉCELE
OFERTA DE CONSUMO PREAPROBADA
$ 9.347.000
OFERTA PRINCIPAL
Campañas
¿CONOCES A TU CLIENTE?
CERCANIA VINCULACIÓN

  Brazil USA UK Spain

- In 2015

  Mexico Poland Portugal

Santander

Santander
43 1 We are leveraging Chile’s Neo CRM as an advanced business tool model (commercial front) Chile Neo CRM 360º customer view Channels integration Business intelligence Useful and user-friendly Being implemented: Brazil USA UK Spain In 2015 Improved commercial productivity (53% in Chile) and management teams satisfaction Mexico Poland Portugal

Santander
1 Actions to enhance integrated customer view Targets Improve data quality and analytical capacities Maximize business effectiveness with powerful commercial tools More custom-fit value proposals for each customer Actions Improve data quality together with IT & Operations and Risk Data Aggregator (RDA) Implement advanced business management tools (Front/Neo) Create specialised models for value segments 44 2 Distribution models updating Targets Redefine the branch model as a more valuable channel Enhance digital channels Evolve to a simple banking model, to improve customer experience Actions Review branch model Corporate projects to develop channels Projects to improve the critical processes experienced by customers every day (such as account openings)

45

2

PTC
Multichannel

Branch model

4Q14 Prototype 2Q15 4Q15

Mobile First

Contact Center

ATM / Self-service

Digitizing banking services

11/14 2H15

Internet

1. Channel analysis 4Q14 OPB 01/15 1H15
2. Pull sales Mobile 4Q14 Web 2015 2H15

Digital companies platform / SMEs

New Home: 2H15 Mobile App Empresas 4Q14 2H15

WiFi in branches

2014:
2015: extent of pilot tests

Santander

45 2 Update distribution models with multichannel transformation plans implemented across all countries, in order to serve customers via their channel of choice Mobile First Branch model 2H15: 1. Personal Finance Manager 03/15 2. mWallet 4Q14 Prototype 4Q15 4Q14 OPB1Q15 1H15 2H15 2Q15 3. Notifications and Alerts Others 6: 2015 4. Wall 3Q14 4Q14 Contact Center 4Q14 2H15 1. Voice print 2Q15 2H15 ATM / Self-service 2. Speech analytics 2Q15 2Q15 PTC Multichannel 2Q14 4Q14 2Q15 4Q15 Digitizing banking services Internet 1. Channel analysis 11/14 2H15 2. Pull sales 4Q14 OPB 1H15 01/15 Mobile 4Q14 Web 2015 2H15 Digital companies platform / SMEs WiFi in branches New Home: Mobile App 2014: 2H15 Empresas 4Q14 2H15 2015: extent of pilot tests

Santander
Agenda Group performance 9M’14 — Highlights — Results Business areas performance 9M’14 Conclusions Appendix

Santander
Appendix Group balance sheet Liquidity and funding Secondary segment results NPL, coverage ratios and cost of credit Spreads Quarterly income statements

Santander
48 Group balance sheet

Highlights of the Group balance sheet

49

EUR billion

Balance sheet at September 2014
1,241
1,241
Cash and credit institutions
182
2
Derivatives
79
3
AFS portfolio
83
4
Trading portfolio
68
5
Other*
107
6
Net loans to customers
722
1
Credit institutions
137
Derivatives
99
Other
42
Customer deposits
646
Issues and subordinated liabilities
213
Shareholders' equity & fixed liabilities
104
Assets
Liabilities

1. Lending: 58% of balance sheet
2. Cash, central banks and credit institutions: 15%
3. Derivatives (with counterparty on the liabilities side): 6% of balance sheet
4. Available for sale portfolio (AFS): 7%
5. Trading portfolio: 5%
6. Other (goodwill, fixed assets, accruals): 9%

Santander

Santander
Highlights of the Group balance sheet 49 Retail balance sheet, appropriate for a low risk business model, liquid and well capitalised EUR billion Balance sheet at September 2014 1 Lending: 58% of balance sheet 1,241 1,241 Credit Cash and credit 137 institutions 182 2 institutions 2 Cash, central banks and credit Derivatives 99 institutions: 15% Derivatives 79 3 Other 42 AFS portfolio 83 4 Trading portfolio 68 3 5 Derivatives (with counterparty on the Other* 107 6 liabilities side): 6% of balance sheet Customer deposits 646 4 Available for sale portfolio (AFS): 7% Net loans to 722 1 customers 5 Issues and Trading portfolio: 5% subordinated 213 liabilities Shareholders’ equity 104 6 & fixed liabilities Other (goodwill, fixed assets, accruals): Assets Liabilities 9% (*) Other assets: Goodwill EUR 27 bn., tangible and intangible assets EUR 21 bn., other capital instruments at fair value EUR 1 bn., accruals and other accounts EUR 58 bn.

Santander
50 Liquidity and funding

Liquidity and funding

51

Well-funded balance sheet with high structural liquidity surplus

September 2014. EUR billion

Santander Group liquidity balance sheet

Net loans to customers
722
Fixed assets & other
72
Financial assets
190
646
Deposits
62
Securitisations
137
M/L term funding
115
Equity (86) and other (27)
24
ST Funding
Assets
Liabilities

Commercial Gap: EUR 76 bill.

Structural liquidity[1] surplus: EUR 166 bill. (17% net liabilities)

Santander

Santander
Liquidity and funding 51 Well-funded balance sheet with high structural liquidity surplus September 2014. EUR billion Santander Group liquidity balance sheet Net loans to 646 Deposits customers 722 Commercial Gap: EUR 76 bill. 62 Securitisations Structural liquidity1 surplus: Fixed assets 72 EUR 166 bill. (17% net liabilities) & other 137 M/L term funding Financial assets 190 115 Equity (86) and other (27) 24 ST Funding Assets Liabilities Note: Liquidity balance sheet for management purposes (net of trading derivatives and interbank balances). Provisional (1) Financial assets – short term wholesale funding markets

Santander
Liquidity and funding 52 Adequate liquidity structure of stand-alone units September 2014 Main units and liquidity ratios LTD ratio Deposits + M/L term funding / (net loans / deposits) net loans Spain 85% 155% Portugal 97% 119% Santander Consumer Finance 192% 75% Poland 85% 121% UK 122% 109% Brazil 103% 128% Mexico 91% 115% Chile 136% 97% Argentina 81% 126% USA* 144% 106% Group Total 112% 117% (*) Including Santander Bank, Puerto Rico and SCUSA

Liquidity and funding

53

September 2014

Issuance (EUR bn.)
Total
M/L term issuance
Securitisations[1]
27
16
11
9M'13
39
27
12
9M'14

Diversified issuances 9M'2014
US$ area, 27%
Sterling area, 30%
Euro area, 43%

Santander

Santander
Liquidity and funding 53 Higher recourse to wholesale funding at the start of the year, backed by improved markets conditions September 2014 Diversified issuances 9M’2014 39 27 US$ Total area, Sterling 27 27% area, 30% 16 Euro M/L term issuance area, 43% 1 11 12 Securitisations 9M’13 9M’14 (1) Placed in the market and including structured finance Note: 2013 data on a like-for-like basis

Santander
54 Secondary segment results

55

Retail Banking

Activity

EUR billion

Net loans
+4%*
595
622
Sep'13
Sep'14
Deposits
0%*
521
520
Sep'13
Sep'14

(*) +1% excluding FX impact

(*) -3% excluding FX impact

P&L

EUR million

(*) excluding FX impact

Gross income

EUR million

Santander

Santander
Retail Banking 55 Activity P&L EUR billion EUR million Net loans Deposits 3Q’14%2Q’14* 9M’14%9M’13* NII + Fee income 9,141 0.2 26,810 5.7 +4%* 0%* 622 Gross income 9,299 1.4 27,048 4.1 521 520 595 Operating expenses -4,209 2.1 -12,296 2.1 Net op. income 5,090 0.7 14,752 5.8 Sep’13 Sep’14 Sep’13 Sep’14 LLPs -2,582 7.3 -7,441 -4.2 (*) +1% excluding FX impact (*) -3% excluding FX impact Attributable profit 1,394 -5.4 4,086 15.9 Gross income (*) excluding FX impact EUR million Sharp exchange rate impact in recent quarters 9,279 9,414 8,847 8,803 8,707 9,041 9,299 Excluding this impact:–Recovery of net interest income + fee income, (+6% / 9M’13)–Costs below inflation 1Q’13 2Q 3Q 4Q 1Q’14 2Q 3Q–Provisions: lower year-on-year

56

Consumer Business

Includes Continental Europe, United Kingdom and USA (SCUSA)

Basic data

Top 3[1] in 12 countries

14	Countries
67	Agreements with manufacturers for "captive" financing
19.0	Million customers
157,000	Dealers-participants
87,509	EUR million in loans
30,571	EUR million in deposits
967	EUR million in 9M'14 attributable profit

Gross loans (Sep'14): EUR 87 bn.

EUR billion
Continental Europe
61
UK
5
USA (SCUSA)
21

Attributable profit 9M'14: EUR 967mill.

EUR million
Continental Europe
626
UK
87
USA (SCUSA)
254

Santander

Santander
Consumer Business 56 Includes Continental Europe, United Kingdom and USA (SCUSA) Basic data Gross loans (Sep’14): EUR 87 bn. EUR billion Top 31 in Continental12 countries 61 14 Countries Europe Agreements with manufacturers UK 5 67 for “captive” financing USA (SCUSA) 21 19.0 Million customers Attributable profit 9M’14: EUR 967mill. 157,000 Dealers-participants EUR million 87,509 EUR million in loans Continental 626 Europe 30,571 EUR million in deposits UK 87 967 EUR million in 9M’14 USA (SCUSA) 254 attributable profit (1) Market share of new auto-lending and/or durable goods loans

57

Global Wholesale Banking (GBM)

Gross income

EUR million

TOTAL
+1%*
3,873
3,918
Trading and capital
394
+34%
527
Global Markets
1,344
-8%
1,237
Financing solutions & advisory
780
+9%
850
Customers -3%*
Global Transaction Services
1,356
-4%
1,304
9M'13
9M'14

(*) Excluding FX impact: total revenues: +7%; customer revenues +2%

TOTAL
Trading and capital
Customers
1,371
1,253
1,196
1,057
1,306
1,169
1,214
1,092
1,298
1,168
1,335
1,174
1,284
1,049
1Q'13
2Q
3Q
4Q
1Q'14
2Q
3Q

P&L

EUR million

(*) excluding FX impact

Santander

Santander
Global Wholesale Banking (GBM) 57 Gross income P&L EUR million EUR million * 3Q’14%2Q’14* 9M’14%9M’13* +1%TOTAL 3,873 3,918 Trading and capital NII + Fee income 961 -7.4 2,907 13.9 394 527 Gross income 1,284 -4.8 3,918 6.7 Global Markets 1,344 -8% 1,237 Operating expenses -468 3.8 -1,353 6.0 Financing solutions +9% Customers Net op. income 816 -9.2 2,564 7.0 & advisory 780 850 -3%* Global Transaction LLPs -130 -35.9 -438 -43.3 Services 1,356 -4% 1,304 Attributable profit 426 -1.3 1,328 31.4 (*) excluding FX impact 9M’13 9M’14(*) Excluding FX impact: total revenues: +7%; customer revenues +2% TOTAL Customer revenues account for 87% 1,371 1,335 1,306 1,298 of the total Trading 1,196 1,214 1,284 and capital Gross income growth in constant euros (+7% / 9M’13) Customers 1,253 1,169 1,168 1,174 1,057 1,092 1,049 Excellent efficiency ratio: 35% Provisions normalising 1Q’13 2Q 3Q 4Q 1Q’14 2Q 3Q 57

58

Private Banking, Asset Management and Insurance

Total revenues for the Group[1]

EUR million

TOTAL
3,399
-2%2
3,320
Insurance
2,002
-4%
1,920
Asset Management
722
+4%
753
Private Banking
675
-4%
647
9M'13
9M'14

TOTAL
1,161
1,161
1,078
1,044
1,080
1,107
1,133
Insurance
706
678
618
643
631
648
641
Asset Management
234
246
243
195
233
251
269
Private Banking
221
237
217
206
215
208
224
1Q'13
2Q
3Q
4Q
1Q'14
2Q
3Q

P&L

EUR million

(*) excluding FX impact

(1) Including fees paid to the Group retail networks

Santander

Santander
Private Banking, Asset Management and Insurance 58 Total revenues for the Group1 P&L EUR million EUR million 3Q’14%2Q’14* 9M’14%9M’13* -2%2 TOTAL 3,399 3,320 NII + Fee income 273 5.1 787 4.0 Insurance 2,002 -4% 1,920 Gross income 378 2.8 1,092 2.5 Operating expenses -147 0.7 -432 3.3 Asset Management 722 +4% 753 Net op. income 232 4.2 660 2.0 Private Banking 675 -4% 647 LLPs 18 52.9 4 — 9M’13 9M’14 Attributable profit 189 3.8 506 9.9 (2) At constant perimeter and FX rates: Total +3%; Insurance 1%; Asset Mgmt.+14%: (*) excluding FX impact Private Banking: -2% TOTAL 1,161 1,161 1,107 1,133 1,078 1,044 1,080 Impacted by fx rates and reduced perimeter due to sale of 50% of mgmt. companies Insurance 706 678 631 648 641 618 643 High gross income contribution to the Asset Group (10% of operating areas total) Management 234 246 243 233 251 269 195 At fx rates, constant perimeter and Private Banking 221 237 217 206 215 208 224 total gross income for the Group increased 1Q’13 2Q 3Q 4Q 1Q’14 2Q 3Q (+3% / 9M’13) (1) Including fees paid to the Group retail networks

59

NPL, coverage ratios and cost of credit

Santander

Santander
59 NPL, coverage ratios and cost of credit

Santander
60 NPL ratio %31.03.13 30.06.13 30.09.13 31.12.13 31.03.14 30.06.14 30.09.14 Continental Europe 6.62 7.83 8.48 9.13 9.12 9.04 8.96 Spain 4.12 5.75 6.40 7.49 7.61 7.59 7.57 Portugal 6.88 7.41 7.86 8.12 8.26 8.16 8.49 Poland 7.39 8.08 7.75 7.84 7.35 7.42 7.43 Santander Consumer Finance 3.98 4.04 3.96 4.01 4.14 4.07 3.97 United Kingdom 2.03 2.01 1.98 1.98 1.88 1.91 1.80 Latin America 5.40 5.23 5.29 5.00 5.06 5.03 4.98 Brazil 6.90 6.49 6.12 5.64 5.74 5.78 5.64 Mexico 1.92 2.20 3.58 3.66 3.62 3.52 3.74 Chile 5.51 5.81 6.00 5.91 5.99 5.94 5.98 USA 3.01 2.96 3.04 3.09 2.88 2.93 2.68 Operating Areas 4.70 5.13 5.39 5.61 5.54 5.46 5.29 Total Group 4.75 5.15 5.40 5.61 5.52 5.45 5.28

Santander
61 Coverage ratio % 31.03.13 30.06.13 30.09.13 31.12.13 31.03.14 30.06.14 30.09.14 Continental Europe 71.0 63.3 61.1 57.3 58.0 58.3 58.1 Spain 50.3 43.1 45.0 44.0 44.6 44.9 45.5 Portugal 52.9 52.4 51.9 50.0 50.6 53.1 53.9 Poland 67.6 59.3 64.1 61.8 64.6 65.3 65.8 Santander Consumer Finance 108.7 106.9 109.2 105.3 105.1 105.2 106.4 United Kingdom 42.1 42.1 41.6 41.6 42.9 41.1 43.4 Latin America 87.4 86.1 83.6 85.4 86.1 86.3 83.5 Brazil 90.4 91.3 92.0 95.1 95.2 94.8 91.4 Mexico 157.1 142.7 99.0 97.5 98.6 96.6 90.1 Chile 53.9 49.9 49.7 51.1 50.7 51.7 52.3 USA 149.6 156.5 148.9 148.1 163.3 165.0 184.1 Operating Areas 75.0 69.6 67.2 64.6 66.0 66.4 67.0 Total Group 74.1 69.7 67.1 64.9 66.3 66.7 67.5

Santander
62 Cost of credit%31.03.13 30.06.13 30.09.13 31.12.13 31.03.14 30.06.14 30.09.14 Continental Europe 3.13 2.33 1.71 1.23 1.21 1.14 1.08 Spain 1.23 1.26 1.36 1.36 1.37 1.31 1.21 Portugal 1.18 1.10 0.93 0.73 0.63 0.55 0.47 Poland 1.22 1.18 1.09 1.01 0.98 0.92 0.95 Santander Consumer Finance 1.26 1.15 1.13 0.96 0.89 0.87 0.85 United Kingdom 0.29 0.26 0.26 0.24 0.23 0.22 0.19Latin America 5.07 4.87 4.73 4.53 4.24 3.95 3.77 Brazil 7.46 7.07 6.72 6.34 5.82 5.38 5.14 Mexico 2.46 2.73 3.27 3.47 3.59 3.58 3.26 Chile 1.95 2.00 1.96 1.92 1.82 1.76 1.71 USA 1.89 1.95 2.17 2.48 2.94 3.15 3.40Operating Areas 2.49 2.15 1.85 1.65 1.61 1.55 1.50Total Group 2.45 2.14 1.89 1.69 1.65 1.56 1.52Cost of credit = 12 month loan-loss provisions / average lending

63

Spain run-off real estate. Exposure and coverage ratios

Coverage by borrowers' situation (September 2014)

EUR Million

	Gross risk	Coverage Fund	Net Risk
Non-performing	7,235	4,251	2,984
Substandard[1]	1,775	636	1,139
Foreclosed real estate	7,946	4,416	3,530
Total problematic assets	16,956	9,303	7,653
Performing loans[2]	207	0	207
Real estate exposure	**17,163**	**9,303**	**7,860**

Total coverage (problematic assets + performing loans)

provisions / exposure (%)

Total real estate exposure

54%
Sep'14

Non-performing	59%
Substandard[1]	36%
Foreclosed real estate	56%
Total problematic assets	**55%**
Performing loans[2]	0%

Santander

Santander
Spain run-off real estate. Exposure and coverage ratios 63 Coverage by borrowers’ situation Total coverage (September 2014) (problematic assets + performing loans) EUR Million provisions / exposure (%) 54% Total real estate Gross risk Coverage Net exposure Fund Risk Non-performing 7,235 4,251 2,984 Substandard1 1,775 636 1,139 Sep’14 Foreclosed real estate 7,946 4,416 3,530 Non-performing 59% Substandard1 36% Total problematic assets 16,956 9,303 7,653 2 Foreclosed real estate 56% Performing loans 207 0 207 Total problematic assets 55% Real estate exposure 17,163 9,303 7,860 Performing loans2 0% (1) 100% up-to-date with payments (2) Performing loans: loans up-to-date with payments

Spain run-off real estate. Loans and foreclosures

64

LOANS with real estate purpose

EUR Million

	Sep'14	Dec'13	Var.
Finished buildings	3,850	4,673	-823
Buildings under constr.	345	614	-269
Developed land	2,949	3,124	-175
Building and other land	803	1,116	-313
Non mortgage guarantee	1,270	1,828	-558
Total	**9,217**	**11,355**	**-2,138**

Foreclosed REAL ESTATE (Sep. 2014)

EUR Million

	Gross amount	Coverage	Net amount
Finished buildings	2,329	43%	1,335
Buildings under constr.	559	47%	298
Developed land	2,523	61%	988
Building land	2,467	64%	884
Other land	68	62%	25
Total	**7,946**	**56%**	**3,530**

Santander

Santander
Spain run-off real estate. Loans and foreclosures 64 LOANS with real estate purpose Foreclosed REAL ESTATE (Sep. 2014) EUR Million EUR Million Gross Net amount Coverage amount Sep’14 Dec’13 Var. Finished buildings 3,850 4,673 -823 Finished buildings 2,329 43% 1,335 Buildings under constr. 345 614 -269 Buildings under constr. 559 47% 298 Developed land 2,949 3,124 -175 Developed land 2,523 61% 988 Building and other land 803 1,116 -313 Building land 2,467 64% 884 Non mortgage guarantee 1,270 1,828 -558 Other land 68 62% 25 Total 9,217 11,355 -2,138 Total 7,946 56% 3,530

Santander
65 Spreads

Santander
66 Spreads on loans and deposits % 1Q 13 2Q 13 3Q 13 4Q 13 1Q 14 2Q 14 3Q 14 Retail Banking Spain Loan spreads 2.21 2.26 2.33 2.43 2.39 2.36 2.37 Deposit spreads 0.16 0.28 0.15 0.20 0.45 0.47 0.41 TOTAL 2.37 2.54 2.48 2.63 2.84 2.83 2.78 Retail Banking Portugal Loan spreads 2.44 2.44 2.44 2.42 2.44 2.39 2.36 Deposit spreads (1.22) (1.18) (1.06) (0.99) (0.93) (0.84) (0.89) TOTAL 1.22 1.26 1.38 1.43 1.51 1.55 1.47 Retail Banking Poland Loan spreads 2.41 2.45 2.43 2.53 2.51 2.47 2.45 Deposit spreads 0.73 0.72 0.73 0.98 1.12 1.22 1.16 TOTAL 3.14 3.17 3.16 3.51 3.63 3.69 3.61 Santander Consumer Finance Loan spreads 4.76 4.83 4.93 4.91 5.04 5.03 5.06 Retail Banking United Kingdom Loan spreads 2.78 2.80 2.85 2.84 2.83 2.76 2.69 Deposit spreads (1.25) (1.17) (1.00) (0.86) (0.82) (0.70) (0.61) TOTAL 1.53 1.63 1.85 1.98 2.01 2.06 2.08

Santander
67 Spreads on loans and deposits%1Q 13 2Q 13 3Q 13 4Q 13 1Q 14 2Q 14 3Q 14 Retail Banking Brazil Loan spreads 13.09 12.51 11.93 11.82 11.76 11.60 10.98 Deposit spreads 0.72 0.75 0.84 0.95 0.90 0.92 1.00 TOTAL 13.81 13.26 12.77 12.77 12.66 12.52 11.98Retail Banking Mexico Loan spreads 8.46 8.41 8.34 8.23 8.17 7.83 7.69 Deposit spreads 1.86 1.64 1.56 1.51 1.52 1.46 1.38 TOTAL 10.32 10.05 9.90 9.74 9.69 9.29 9.07Retail Banking Chile Loan spreads 4.31 4.27 4.01 3.98 3.98 4.00 3.97 Deposit spreads 2.39 2.47 2.42 2.31 2.35 2.37 2.35 TOTAL 6.70 6.74 6.43 6.29 6.33 6.37 6.32Retail Banking USA Loan spreads 2.51 2.52 2.52 2.49 2.44 2.57 2.61 Deposit spreads 0.34 0.33 0.57 0.41 0.73 0.65 0.64 TOTAL 2.85 2.85 3.09 2.90 3.17 3.22 3.25

Santander
68 Quarterly Income Statements

Santander
69 Santander Group EUR million1Q 13 2Q 13 3Q 13 4Q 13 1Q 14 2Q 14 3Q 14 9M 13 9M 14 NII + Fee income 9,689 9,833 9,245 9,275 9,323 9,773 9,910 28,766 29,006 Gross income 10,722 10,847 10,333 10,029 10,124 10,488 10,961 31,903 31,572 Operating expenses (5,068) (5,088) (4,943) (5,060) (4,847) (4,906) (5,070) (15,098) (14,822) Net operating income 5,655 5,760 5,390 4,968 5,277 5,582 5,891 16,804 16,750 Net loan-loss provisions (3,142) (3,399) (3,025) (2,774) (2,695) (2,638) (2,777) (9,566) (8,110) Other (372) (549) (509) (366) (433) (508) (558) (1,430) (1,500) Profit before taxes 2,141 1,812 1,856 1,828 2,149 2,435 2,556 5,808 7,140Consolidated profit 1,564 1,345 1,337 1,301 1,579 1,771 1,901 4,246 5,252Attributable profit 1,205 1,050 1,055 1,060 1,303 1,453 1,605 3,310 4,361

Santander
70 Santander Group Constant EUR million1Q 13 2Q 13 3Q 13 4Q 13 1Q 14 2Q 14 3Q 14 9M 13 9M 14 NII + Fee income 8,908 9,109 9,052 9,204 9,492 9,762 9,751 27,068 29,006 Gross income 9,891 10,098 10,112 9,954 10,295 10,478 10,798 30,102 31,572 Operating expenses (4,754) (4,790) (4,848) (5,013) (4,917) (4,903) (5,002) (14,392) (14,822) Net operating income 5,137 5,309 5,264 4,940 5,378 5,575 5,797 15,710 16,750 Net loan-loss provisions (2,875) (3,160) (2,977) (2,771) (2,746) (2,633) (2,731) (9,011) (8,110) Other (360) (531) (500) (358) (440) (507) (552) (1,391) (1,500) Profit before taxes 1,902 1,618 1,788 1,812 2,192 2,435 2,513 5,308 7,140Consolidated profit 1,384 1,198 1,292 1,293 1,611 1,771 1,869 3,874 5,252Attributable profit 1,062 932 1,019 1,053 1,329 1,454 1,578 3,013 4,361

Santander
71 Continental Europe EUR million1Q 13 2Q 13 3Q 13 4Q 13 1Q 14 2Q 14 3Q 14 9M 13 9M 14 NII + Fee income 2,878 2,950 2,859 2,841 2,973 3,077 3,013 8,686 9,063 Gross income 3,171 3,163 3,152 2,979 3,196 3,256 3,139 9,485 9,591 Operating expenses (1,651) (1,619) (1,607) (1,618) (1,607) (1,582) (1,557) (4,877) (4,746) Net operating income 1,520 1,543 1,545 1,361 1,589 1,673 1,582 4,608 4,844 Net loan-loss provisions (901) (993) (946) (763) (791) (770) (737) (2,840) (2,297) Other (192) (194) (188) (185) (152) (196) (151) (574) (499) Profit before taxes 427 356 411 413 647 707 694 1,193 2,048Consolidated profit 331 290 327 301 499 536 518 949 1,553Attributable profit 303 248 283 282 463 499 472 833 1,434

Santander
72 Spain EUR million1Q 13 2Q 13 3Q 13 4Q 13 1Q 14 2Q 14 3Q 14 9M 13 9M 14 NII + Fee income 1,557 1,602 1,508 1,524 1,602 1,663 1,635 4,666 4,899 Gross income 1,798 1,780 1,742 1,634 1,792 1,782 1,733 5,319 5,307 Operating expenses (953) (941) (936) (902) (894) (873) (855) (2,831) (2,622) Net operating income 844 838 805 732 898 909 878 2,488 2,685 Net loan-loss provisions (516) (690) (630) (575) (507) (488) (429) (1,836) (1,425) Other (36) (29) (59) (11) (33) (51) (9) (124) (93) Profit before taxes 293 119 116 145 358 370 440 529 1,168Consolidated profit 204 84 81 98 253 261 310 369 824Attributable profit 203 84 81 98 251 261 309 368 822

Santander
73 Portugal EUR million1Q 13 2Q 13 3Q 13 4Q 13 1Q 14 2Q 14 3Q 14 9M 13 9M 14 NII + Fee income 202 221 211 198 202 204 206 634 612 Gross income 231 233 228 224 228 237 230 693 695 Operating expenses (124) (122) (123) (126) (122) (121) (122) (369) (365) Net operating income 107 112 105 97 106 116 108 324 330 Net loan-loss provisions (64) (62) (56) (11) (34) (40) (32) (182) (106) Other (13) (17) (6) (42) (30) (29) (20) (36) (79) Profit before taxes 31 32 44 44 42 47 57 106 145Consolidated profit 21 25 32 29 33 37 42 77 112Attributable profit 21 25 32 37 36 39 42 77 116

Santander
74 Poland EUR million1Q 13 2Q 13 3Q 13 4Q 13 1Q 14 2Q 14 3Q 14 9M 13 9M 14 NII + Fee income 278 290 302 310 317 328 322 870 967 Gross income 315 337 342 323 334 353 335 994 1,023 Operating expenses (156) (142) (136) (159) (147) (148) (143) (434) (438) Net operating income 159 195 206 165 188 205 192 560 585 Net loan-loss provisions (42) (51) (35) (39) (43) (42) (44) (128) (129) Other (5) 6 (2) (4) (3) (16) 8 (1) (11) Profit before taxes 112 149 169 121 142 147 156 431 445Consolidated profit 90 123 135 96 115 120 122 349 358Attributable profit 70 91 100 72 85 88 91 261 264

Santander
75 Poland Constant EUR million1Q 13 2Q 13 3Q 13 4Q 13 1Q 14 2Q 14 3Q 14 9M 13 9M 14 NII + Fee income 276 292 307 310 318 327 322 875 967 Gross income 313 338 348 324 335 352 335 1,000 1,023 Operating expenses (155) (142) (139) (159) (147) (147) (143) (436) (438) Net operating income 158 196 209 165 188 205 192 564 585 Net loan-loss provisions (42) (52) (36) (39) (43) (42) (44) (129) (129) Other (5) 6 (2) (4) (3) (16) 8 (1) (11) Profit before taxes 112 150 172 122 142 147 156 433 445Consolidated profit 90 123 138 96 116 120 122 351 358Attributable profit 70 91 102 73 85 88 91 263 264

Santander
76 Santander Consumer Finance EUR million1Q 13 2Q 13 3Q 13 4Q 13 1Q 14 2Q 14 3Q 14 9M 13 9M 14 NII + Fee income 779 779 799 762 800 822 822 2,358 2,444 Gross income 776 775 801 759 800 827 821 2,352 2,447 Operating expenses (351) (341) (345) (353) (366) (357) (354) (1,038) (1,076) Net operating income 425 434 456 405 434 470 467 1,315 1,371 Net loan-loss provisions (171) (131) (158) (105) (130) (123) (149) (460) (401) Other (21) (29) (15) (5) (14) (17) (71) (65) (102) Profit before taxes 233 274 283 295 291 330 247 790 868Consolidated profit 184 210 217 213 225 245 184 611 653Attributable profit 176 201 208 209 219 237 170 585 626

Santander
77 United Kingdom GBP million1Q 13 2Q 13 3Q 13 4Q 13 1Q 14 2Q 14 3Q 14 9M 13 9M 14 NII + Fee income 896 906 956 1,014 1,023 1,045 1,070 2,758 3,139 Gross income 973 1,048 1,022 1,100 1,100 1,105 1,124 3,044 3,328 Operating expenses (560) (567) (538) (547) (574) (571) (579) (1,665) (1,724) Net operating income 413 481 484 553 526 533 545 1,379 1,604 Net loan-loss provisions (137) (103) (132) (121) (99) (71) (70) (371) (240) Other (35) (87) (22) (55) (38) (51) (58) (145) (148) Profit before taxes 241 291 330 377 388 411 417 863 1,216Consolidated profit 191 224 261 301 311 325 326 675 962Attributable profit 191 224 261 301 311 325 326 675 962

Santander
78 United States USD million 1Q 13 2Q 13 3Q 13 4Q 13 1Q 14 2Q 14 3Q 14 9M 13 9M 14 NII + Fee income 1,488 1,558 1,631 1,658 1,728 1,798 1,794 4,677 5,320 Gross income 1,538 1,573 1,622 1,721 1,789 1,864 1,931 4,733 5,585 Operating expenses (586) (605) (637) (676) (652) (649) (684) (1,829) (1,985) Net operating income 952 968 985 1,045 1,137 1,215 1,248 2,904 3,600 Net loan-loss provisions (337) (462) (561) (657) (749) (684) (811) (1,361) (2,244) Other (14) (24) (38) (37) (3) (4) (19) (76) (26) Profit before taxes 601 481 386 351 385 527 418 1,468 1,330 Consolidated profit 413 349 288 244 276 362 324 1,050 962 Attributable profit 333 292 233 206 216 272 259 857 747

Santander
79 Brazil EUR million 1Q 13 2Q 13 3Q 13 4Q 13 1Q 14 2Q 14 3Q 14 9M 13 9M 14 NII + Fee income 3,563 3,484 2,899 2,992 2,828 2,979 3,018 9,946 8,826 Gross income 3,781 3,552 3,115 3,070 2,851 2,986 3,192 10,448 9,029 Operating expenses (1,359) (1,356) (1,263) (1,346) (1,133) (1,196) (1,291) (3,978) (3,620) Net operating income 2,422 2,196 1,852 1,724 1,719 1,791 1,900 6,470 5,410 Net loan-loss provisions (1,471) (1,372) (1,065) (985) (905) (933) (958) (3,908) (2,795) Other (78) (133) (126) (162) (143) (166) (253) (336) (561) Profit before taxes 873 691 661 577 671 693 689 2,225 2,053 Consolidated profit 652 525 469 392 469 504 520 1,647 1,493 Attributable profit 499 420 358 301 364 395 409 1,277 1,167

Santander
80 Brazil Constant EUR million 1Q 13 2Q 13 3Q 13 4Q 13 1Q 14 2Q 14 3Q 14 9M 13 9M 14 NII + Fee income 3,030 3,027 2,860 2,987 2,956 2,940 2,930 8,917 8,826 Gross income 3,215 3,088 3,064 3,072 2,980 2,946 3,103 9,367 9,029 Operating expenses (1,156) (1,178) (1,233) (1,332) (1,184) (1,180) (1,256) (3,566) (3,620) Net operating income 2,060 1,910 1,831 1,739 1,796 1,767 1,847 5,801 5,410 Net loan-loss provisions (1,251) (1,193) (1,060) (999) (946) (920) (930) (3,504) (2,795) Other (66) (115) (121) (157) (149) (164) (248) (302) (561) Profit before taxes 743 602 651 583 702 683 669 1,995 2,053 Consolidated profit 555 458 464 399 490 498 505 1,477 1,493 Attributable profit 424 366 355 307 380 390 397 1,145 1,167

Santander
81 Mexico EUR million 1Q 13 2Q 13 3Q 13 4Q 13 1Q 14 2Q 14 3Q 14 9M 13 9M 14 NII + Fee income 725 730 730 718 699 720 752 2,185 2,171 Gross income 770 795 751 705 713 775 791 2,316 2,279 Operating expenses (299) (304) (307) (315) (307) (312) (319) (910) (938) Net operating income 472 490 444 390 407 463 471 1,406 1,341 Net loan-loss provisions (142) (184) (257) (218) (179) (191) (210) (583) (579) Other 26 (2) (3) (4) (2) (2) 6 21 2 Profit before taxes 355 305 184 168 226 271 267 844 764 Consolidated profit 315 263 162 193 178 214 217 740 609 Attributable profit 241 199 123 149 138 169 167 564 474

Santander
82 Mexico Constant EUR million 1Q 13 2Q 13 3Q 13 4Q 13 1Q 14 2Q 14 3Q 14 9M 13 9M 14 NII + Fee income 681 668 702 716 713 722 736 2,051 2,171 Gross income 724 727 723 705 728 778 773 2,174 2,279 Operating expenses (281) (279) (295) (313) (313) (313) (312) (854) (938) Net operating income 443 449 428 392 415 465 461 1,320 1,341 Net loan-loss provisions (133) (169) (245) (216) (182) (191) (206) (547) (579) Other 24 (2) (3) (3) (2) (2) 6 20 2 Profit before taxes 334 278 180 172 231 272 261 792 764 Consolidated profit 296 240 159 195 182 215 212 694 609 Attributable profit 227 182 121 150 141 170 164 529 474

Santander
83 Chile EUR million 1Q 13 2Q 13 3Q 13 4Q 13 1Q 14 2Q 14 3Q 14 9M 13 9M 14 NII + Fee income 512 502 533 521 489 526 470 1,546 1,486 Gross income 550 560 573 566 533 551 505 1,683 1,589 Operating expenses (232) (245) (231) (218) (201) (210) (217) (708) (628) Net operating income 319 314 342 348 332 341 288 975 961 Net loan-loss provisions (155) (147) (153) (142) (116) (118) (131) (456) (365) Other (1) 3 6 (4) (7) (3) 3 8 (7) Profit before taxes 163 170 194 203 209 220 160 527 589 Consolidated profit 148 140 166 169 176 192 136 454 503 Attributable profit 103 97 116 119 123 132 92 316 347

Santander
84 Chile Constant EUR million 1Q 13 2Q 13 3Q 13 4Q 13 1Q 14 2Q 14 3Q 14 9M 13 9M 14 NII + Fee income 420 417 469 479 486 526 473 1,307 1,486 Gross income 452 466 505 521 530 551 508 1,422 1,589 Operating expenses (190) (204) (204) (202) (200) (210) (218) (598) (628) Net operating income 262 261 301 319 330 341 290 824 961 Net loan-loss provisions (127) (123) (135) (131) (115) (118) (132) (385) (365) Other (1) 3 5 (3) (7) (3) 3 7 (7) Profit before taxes 134 142 170 185 208 220 161 445 589 Consolidated profit 121 117 146 155 175 192 137 383 503 Attributable profit 85 81 102 109 122 132 93 267 347

Santander
85 Corporate Activities EUR million1Q 13 2Q 13 3Q 13 4Q 13 1Q 14 2Q 14 3Q 14 9M 13 9M 14 NII + Fee income (588) (526) (541) (618) (542) (495) (466) (1,655) (1,503) Gross income (322) (138) (163) (314) (224) (237) 10 (623) (451) Operating expenses (177) (176) (176) (167) (191) (197) (194) (529) (582) Net operating income (499) (314) (339) (482) (416) (434) (183) (1,152) (1,033) Net loan-loss provisions (29) (189) 14 2 1 (1) 0 (203) 0 Other (66) (89) (124) 106 (72) (67) (90) (279) (229) Ordinary profit before taxes (594) (591) (448) (374) (487) (502) (273) (1,634) (1,262)Ordinary consolidated profit (543) (521) (432) (374) (408) (444) (262) (1,495) (1,113) Ordinary attributable profit (543) (519) (430) (384) (405) (444) (259) (1,492) (1,108) Attributable profit (543) (519) (430) (384) (405) (444) (259) (1,492) (1,108)

Santander
Santander a bank for your ideas Dow Jones Sustainability Indexes Member 2011/12 FTSE4Good

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander, S.A.

Date: November 5, 2014	By:	/s/ José Antonio Álvarez
	Name:	José Antonio Álvarez
	Title:	Executive Vice President